                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-41878
              TO THE STOCKHOLDERS OF QUANTUM EFFECT DEVICES, INC.

                 A MERGER PROPOSAL--YOUR VOTE IS VERY IMPORTANT

Dear Stockholder:

   You are cordially invited to attend a special meeting of the stockholders of Quantum Effect Devices, Inc., or QED, on August 23, 2000 at 2500 Augustine Boulevard, Suite 200, Santa Clara, CA 95054, at 10:00 a.m., local time. At the special meeting, you will be asked to adopt the reorganization agreement between PMC-Sierra, Inc. and QED.

   If the merger is completed, QED will become a wholly-owned subsidiary of PMC and you will become a stockholder of PMC, and each share of your QED common stock will be exchanged for 0.385 of a share of PMC common stock. PMC would also assume QED's warrants, stock option plan and employee stock purchase plan, as adjusted by the 0.385 exchange ratio. PMC common stock is listed on the Nasdaq National Market under the trading symbol "PMCS," and on July 25, 2000, PMC common stock closed at $201.94 per share. Based on the numbers of shares of common stock of QED and PMC outstanding on June 30, 2000, the former stockholders of QED will own approximately 6.7% of PMC's common stock after the merger (assuming exercise of outstanding QED options and warrants).

   You may vote at the special meeting if you own shares of QED as of the close of business on July 25, 2000. The merger cannot be completed unless QED's stockholders approve the adoption of the reorganization agreement by majority vote. The board of directors of QED has unanimously approved the reorganization agreement and recommends that its stockholders adopt the reorganization agreement. Your vote is very important. Whether or not you plan to attend the special meeting in person, please take the time to vote by completing and mailing the enclosed proxy card to us or by voting electronically as described in the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will count as a vote in favor of the merger. If you attend the special meeting in person, you may vote your shares personally on all matters even if you have previously returned a proxy card.

   This proxy statement-prospectus provides you with detailed information about the proposed merger. PMC provided the information concerning PMC. QED provided the information concerning QED. Please see "Where You Can Find More Information" on page 92 for additional information about PMC and QED. In particular, you should carefully consider the discussion in the section entitled "Risk Factors" on page 13 of the proxy statement-prospectus.

/s/ Thomas Riordan

                                          Thomas Riordan
                                          Chief Executive Officer
                                          Quantum Effect Devices, Inc.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of PMC common stock to be issued in connection with the merger or determined whether this proxy statement-prospectus is adequate or accurate. Any representation to the contrary is a criminal offense.

   This proxy statement-prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement-prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this proxy statement-prospectus nor any distribution of securities pursuant to this proxy statement-prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this proxy statement-prospectus by reference or in the affairs of PMC or QED since the date of this proxy statement-prospectus.

   The date of this proxy statement-prospectus is July 31, 2000 and is first being mailed or otherwise delivered to holders of QED common stock on or about August 1, 2000.

                          Quantum Effect Devices, Inc.

                      2500 Augustine Boulevard, Suite 200
                             Santa Clara, CA 95054
                                 (408) 565-0300

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Date: August 23, 2000
Time: 10:00 a.m.
Place: 2500 Augustine Boulevard, Suite 200, Santa Clara, CA 95054

                               ----------------

At the meeting you will be asked:

1. To consider and vote upon a proposal to adopt the Agreement and Plan of Reorganization, dated as of July 11, 2000, by and among PMC-Sierra, Inc., Penn Acquisition Corp., a wholly-owned subsidiary of PMC, and Quantum Effect Devices, pursuant to which

  . Penn Acquisition Corp. will merge with and into QED and QED will survive the merger as a wholly-owned subsidiary of PMC.

  . Holders of outstanding shares of QED common stock will receive 0.385 of a share of PMC common stock for each share of QED common stock they hold.

  . PMC will assume QED's warrants, stock option plans and employee stock purchase plan, based on the foregoing exchange ratio.

  Adoption of the reorganization agreement will also constitute approval of the merger and the other transactions contemplated by the reorganization agreement.

2. To transact such other business as may properly come before the special meeting or any adjournment of the special meeting.

   The affirmative vote of a majority of the outstanding shares of QED common stock is required to adopt the reorganization agreement.

   The attached proxy statement-prospectus contains a more complete description of these items of business, including the reorganization agreement, the proposed merger and certain actions to be taken in connection with the merger. You are cordially invited to attend the meeting in person. To ensure that your vote will be counted, please complete, date and sign the enclosed proxy and return it promptly in the enclosed postage-paid envelope, or vote electronically as described on the enclosed proxy card, whether or not you plan to attend the special meeting. You may revoke your proxy in the manner described in the accompanying document at any time before it is voted at the special meeting. Executed proxies with no instructions indicated thereon will be voted "FOR" adoption of the reorganization agreement.

   Only holders of record of QED common stock at the close of business on July 25, 2000, the record date, are entitled to vote on the matters listed in this notice of special meeting. You may vote in person at the QED special meeting even if you have returned a proxy.

                                          /s/ Thomas Riordan

                                          Thomas Riordan
                                          Chief Executive Officer
                                          Quantum Effect Devices, Inc.


                Whether or Not You Plan to Attend the Special
                                   Meeting,
                  Please Complete, Sign, Date and Return the
                              Accompanying Proxy
               In the Enclosed Self-addressed Stamped Envelope
                orVote Electronically in the Manner Described
                                   Herein.

                               TABLE OF CONTENTS

Questions and Answers About the Merger..................................... iii
Summary....................................................................   1
  The Companies............................................................   1
  The Merger...............................................................   1
  Selected Historical and Pro Forma Combined Financial Data................   5
  Comparative Per Share Data...............................................   6
  Comparative Per Share Market Price Data..................................  11
  Dividend Policy..........................................................  12
  Holders..................................................................  12
Risk Factors...............................................................  13
  Risks Related to the Merger..............................................  13
  Risks Related to PMC.....................................................  14
  Risks Related to QED.....................................................  15
The Merger.................................................................  24
  Background of the Merger.................................................  24
  Reasons for the Merger...................................................  25
  Recommendation of QED's Board of Directors...............................  27
  Opinion of QED's Financial Advisor.......................................  28
  Interests of Certain QED Directors, Officers and Affiliates in the
   Merger..................................................................  35
  Completion and Effectiveness of the Merger...............................  35
  Structure of the Merger and Conversion of QED Common Stock...............  35
  Exchange of QED Stock Certificates for PMC Stock Certificates............  36
  Material United States Federal Income Tax Considerations of the Merger...  36
  Accounting Treatment of the Merger.......................................  37
  Regulatory Filings and Approvals Required to Complete the Merger.........  38
  Restrictions on Sales of Shares by Affiliates of QED and PMC.............  38
  Nasdaq Listing of PMC Common Stock to be Issued in the Merger............  38
  Delisting and Deregistration of QED Common Stock after the Merger........  38
The Reorganization Agreement...............................................  39
  Conditions to Completion of the Merger...................................  39
  Representations and Warranties...........................................  40
  QED's Operation of Business Before Completion of the Merger..............  42
  PMC's Conduct of Business Before Completion of the Merger................  43
  No Solicitation Involving QED............................................  43
  Other Matters Prior to the Completion of the Merger......................  45
  Termination of the Reorganization Agreement..............................  46
  Payment of Termination Fee...............................................  48
  Extension, Waiver and Amendment of the Reorganization Agreement..........  48
  Voting Agreements........................................................  48
  Affiliate Agreements.....................................................  49
  Noncompetition and Nonsolicitation Agreements............................  49

  Operations After the Merger.............................................   49
The Special Meeting of QED Stockholders...................................   50

  Date, Time and Place of the Special Meeting.............................   50

  Record Date for the Special Meeting.....................................   50

  Vote of QED Stockholders Required for Adoption of the Reorganization
   Agreement..............................................................   50

  Proxies.................................................................   50

  Availability of Accountants.............................................   51
The Companies.............................................................   52

  PMC's Business..........................................................   52

  QED's Business..........................................................   57
QED Management's Discussion and Analysis of Financial Condition and
 Results of Operations of QED.............................................   69

  Overview................................................................   69

  QED's Quarterly Results of Operations...................................   70

  Comparison of the Nine Month Periods Ended March 31, 2000 and 1999......   72

  Comparison of the Years Ended June 30, 1999, 1998 and 1997..............   73

  Income Taxes............................................................   74

  Liquidity and Capital Resources.........................................   74

  Quantitative and Qualitative Disclosures About Market Risk..............   75
Unaudited Pro Forma Condensed Combined Financial Information..............   76
Share Ownership by Principal Stockholders, Management and Directors of
 QED......................................................................   86
Description of PMC Capital Stock..........................................   88
Description of QED Capital Stock..........................................   89
Comparison of Rights of Holders of QED Common Stock and PMC Common Stock..   89
Experts...................................................................   92
Legal Matters.............................................................   92
Where You Can Find More Information.......................................   93
Stockholder Proposals for the 2000 Annual Meeting of QED Stockholders if
 the Merger is not Completed..............................................   94
Quantum Effect Devices, Inc. Index To Financial Statements................  F-1

                                LIST OF ANNEXES

 ANNEX A --Agreement and Plan of Reorganization
 ANNEX B --Form of Voting Agreement
 ANNEX C --Opinion of Morgan Stanley & Co. Incorporated, dated July 11, 2000
 ANNEX D --PMC quarterly financial statements (restated for pooling of interests transactions consummated in 2000) for the quarter ended
          March 26, 2000
 ANNEX E --PMC annual financial statements (restated for pooling of interests transactions consummated in 2000)
         --Malleable Technologies, Inc. quarterly financial statements for the
 ANNEX F  quarter ended March 31, 2000
 ANNEX G --Malleable Technologies, Inc. annual financial statements for the fiscal year ended December 31, 1999
         --PMC's quarterly report on Form 10-Q for the quarter ended March 26,
 ANNEX H  2000
         --PMC's annual report on Form 10-K, as amended, for the fiscal year
 ANNEX I  ended December 26, 1999

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: What will I receive in the merger? (see page 36)

A: If the merger is completed, you will receive 0.385 of a share of PMC common stock for each share of QED common stock you own. PMC will not issue any fractional shares. You will also receive cash based on the average closing price of PMC common stock on the Nasdaq National Market for the five trading days prior to the completion of the merger in lieu of any fractional share of PMC common stock you would otherwise be entitled to receive. The exchange ratio will not change even if the market prices of QED or PMC common stock fluctuate.

Based on the number of QED and PMC shares outstanding as of June 30, 2000, the former stockholders of QED (assuming exercise of outstanding QED options and warrants) will own approximately 6.7% of PMC's common stock after the merger.

Q: Will I be able to trade the PMC common stock that I receive in the merger? (see page 38)

A: Yes. The PMC common stock you receive will be freely tradeable unless you are an affiliate of PMC or QED. PMC's common stock is listed on the Nasdaq National Market under the symbol "PMCS."

Q: What do I need to do now? (see page 50)

A: After you review this proxy statement-prospectus, you should either mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares can be voted at the special meeting of QED stockholders or vote your shares electronically in accordance with the instructions provided on the enclosed proxy card.

Q: What happens if I return a signed proxy card but do not indicate how to vote my proxy? (see page 50)

A: If you do not include instructions on how to vote your properly signed and dated proxy, your shares will be voted FOR adoption of the reorganization agreement.

Q: What happens if I don't vote? (see page 50)

A: If you don't return your proxy card, vote electronically, or vote at the QED special meeting, it will have the same effect as voting AGAINST adoption of the reorganization agreement.

Q: If my broker holds my shares in "street name," will my broker vote my shares for me? (see page 50)

A: No. Your broker will not be able to vote your shares without instructions from you. If you do not provide your broker with voting instructions, this will have the same effect as voting against adoption of the reorganization agreement.

Q: Can I change my vote after I have mailed my signed proxy card or vote electronically? (see page 51)

A: Yes. You can change your vote at any time before your proxy is voted or your electronic vote is recorded at the special meeting. You can do this in one of three ways. First, you can send a written notice to the Secretary of QED stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy card dated later than the first proxy card, or you can alter your vote electronically per the instructions on the enclosed proxy card. Third, you can attend the special meeting, file a written notice of revocation of your proxy or electronic vote with the Secretary of QED and vote in person. Your attendance alone will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow your broker's directions to change those instructions.

Q: What does the QED board of directors recommend? (see page 27)

A: The QED board of directors has approved the reorganization agreement and recommends that you vote FOR the proposal to adopt the reorganization agreement.

Q: Should I send in my stock certificates now? (see page 36)

A: No. After the merger is completed, PMC will send you written instructions for exchanging your QED stock certificates for PMC stock certificates.

Q: When do you expect the merger to be completed? (see page 35)

A: We are working towards completing the merger as quickly as possible. In addition to stockholder approval, we must also receive clearance under the Hart-Scott-Rodino Antitrust Improvements Act, and each of QED and PMC must satisfy or waive all of the closing conditions contained in the reorganization agreement. We hope to complete the merger promptly after the QED stockholder meeting.

Q: Will I recognize gain or loss for tax purposes? (see page 36)

A: The merger has been structured as a reorganization for United States federal income tax purposes. QED stockholders will not recognize gain or loss for United States federal income tax purposes by exchanging their QED shares for any PMC shares in the merger. However, QED stockholders will recognize gain or loss with respect to cash received in lieu of a fractional share of PMC common stock. You are urged to consult your own tax advisor to determine your particular tax consequences resulting from the merger.

Q: Am I entitled to appraisal rights?

A: No. Holders of QED common stock are not entitled to appraisal rights in connection with the merger.

Q: Will my rights as a QED stockholder change as a result of the merger? (see page 88)

A: Yes. While your stockholder rights will remain governed by Delaware law, you will become a PMC stockholder as a result of the merger and will have rights after the merger which are governed by PMC's certificate of incorporation and by-laws.

Q: Is PMC stockholder approval required?

A: No.

Q: Who can help answer my questions?

A: You can write or call QED Investor Relations at Quantum Effect Devices, Inc., 2500 Augustine Boulevard, Suite 200, Santa Clara, CA 95054, telephone
(408) 330-0503, with any questions about the merger.

                                    SUMMARY

   This summary may not contain all of the information that is important to you. You should carefully read this entire document and its attachments for a more complete understanding of the reorganization agreement and the merger. The reorganization agreement is attached as Annex A to this document. We encourage you to read the entire reorganization agreement, which is the document governing the merger.

                                 THE COMPANIES

Quantum Effect Devices, Inc.
2500 Augustine Blvd., Suite 200
Santa Clara, CA 95054
(408) 565-0300

   QED is a leading developer of high-performance embedded microprocessors that perform information processing in:

 . networking/communication infrastructure equipment, such as routers and switches;

 . business network equipment, such as laser printers, network computers and data storage systems; and

 . consumer network products, such as set-top boxes and cable modems.

   QED maintains a site on the Internet at www.qedinc.com. Information found at QED's website is not a part of this document. QED was originally incorporated in the State of California in 1991 and was reincorporated in the State of Delaware in 1999.
PMC-Sierra, Inc.
900 E. Hamilton Ave, Suite 250
Campbell, CA 95008
(408) 626-2000

   PMC designs, develops, markets and supports high-performance semiconductor networking solutions. PMC's Internet Protocol, ATM, SONET/SDH, T1/E1/T3/E3, voice over packet and wireless infrastructure products are used in high-speed transmission and networking systems. PMC's products adhere to international standards and are sold on the merchant market either directly or through its worldwide distribution channels.

   PMC maintains a site on the Internet at www.pmc-sierra.com. Information found at PMC's website is not part of this document. PMC was originally incorporated in the State of California in 1983 and was reincorporated in the State of Delaware in 1997.
                                   THE MERGER

QED's Reasons for the Merger (see page 26)

   QED anticipates several potential benefits from the merger, including the following:

 . QED's microprocessor technology, design expertise and products complement
   PMC's networking product design, manufacturing and support capabilities.

 . The merger will enable QED, as part of PMC, to use PMC's sales channels to reach PMC's worldwide customer base.

 . QED as part of PMC will be able to direct more resources towards microprocessor research and development.


   QED also believes that the merger will provide QED's stockholders with equity that enjoys greater liquidity than is currently available for QED common stock.

Structure of the Transaction (see page 35)

   QED will merge with a subsidiary of PMC and become a wholly-owned subsidiary of PMC. Following the merger, QED stockholders (assuming exercise of outstanding options and warrants of QED) will own PMC common stock representing approximately 6.7% of PMC.

Stockholder Approval (see page 50)

   The holders of a majority of the outstanding shares of QED common stock must adopt the reorganization agreement for the merger to occur. Each share of QED common stock outstanding on the record date has one vote.

Recommendation of QED's Board of Directors (see page 27)

   After careful consideration, QED's board of directors has determined the merger to be fair to you and in your best interests. QED's board of directors has approved the reorganization agreement and recommends that you adopt it.

Opinion of QED's Financial Advisor (see page 28)

   Morgan Stanley & Co. Incorporated, QED's financial advisor, has delivered an opinion to QED's board of directors that, as of the date of its opinion and subject to the considerations described in its opinion, the exchange ratio pursuant to the reorganization agreement is fair from a financial point of view to holders of QED common stock. You should read Annex C, which contains the full text of that opinion.

Completion and Effectiveness of the Merger (see page 35)

   PMC and QED will complete the merger when all of the conditions to completion of the merger are satisfied or waived. The merger will become effective when PMC files a certificate of merger with the State of Delaware.

   PMC and QED are working toward completing the merger as quickly as reasonably possible and hope to complete the merger promptly after the QED special stockholder meeting.

Conditions to Completion of the Merger (see page 39)

   PMC's and QED's respective obligations to complete the merger are subject to the prior satisfaction or waiver of conditions, including the following:.

  . Both PMC's and QED's obligations to complete the merger depend on the satisfaction of several conditions, some of which include QED stockholder approval and the expiration of a waiting period under antitrust laws.

  . QED's obligation to complete the merger is also subject to PMC's performance of its obligations under the reorganization agreement and the accuracy of its representations to QED in the reorganization agreement.

  . PMC's obligation to complete the merger is also subject to QED's performance of its obligations under the reorganization agreement, the accuracy of QED's representations to PMC in the reorganization agreement and PMC's ability to account for the merger using the pooling of interests method.

Termination of the Reorganization Agreement (see page 46)

   PMC and QED may terminate the reorganization agreement by mutual written consent.

   Either PMC or QED may terminate the reorganization agreement if the conditions to completion of the merger would not be satisfied because:

  . of a material breach of the reorganization agreement by the other party which cannot be cured with commercially reasonable efforts, or

  . a representation or warranty of the other party in the reorganization agreement becomes materially inaccurate, which is incurable or not cured within a specified period.

  .  the merger is not completed by February 15, 2001;

  . a court or other government entity issues a non-appealable decree or ruling prohibiting the merger; or

  . QED's stockholders do not adopt the reorganization agreement at the special meeting.

   PMC may terminate the reorganization agreement if:

  . QED's board of directors withdraws or changes in a manner adverse to PMC its recommendation in favor of adoption of the reorganization agreement;

  . QED's board of directors does not reaffirm its recommendation in favor of the adoption of the reorganization agreement within ten business days after PMC requests reaffirmation following the announcement of any offer or proposal from a party other than PMC or an affiliated party relating to an extraordinary transaction involving QED, such as a merger or a sale of significant assets;

  . QED's board of directors approves or recommends any offer or proposal from a party other than PMC or an affiliated party relating to a proposal to acquire QED;

  . QED enters into any letter of intent or other agreement accepting any offer or proposal from a party other than PMC or an affiliated party relating to a proposal to acquire QED; or

  . a person unaffiliated with PMC commences a tender or exchange offer relating to the securities of QED, and QED does not recommend that its stockholders reject such offer within ten business days after the offer is initiated.

Payment of Termination Fee (see page 48)

   If the reorganization agreement is terminated under certain circumstances, QED will pay PMC a termination fee of $65 million.

No Other Negotiations Involving QED (see page 43)

   QED has agreed, subject to some limited exceptions, not to initiate or engage in discussions with any party unaffiliated with PMC about a business combination with the other party while the merger is pending.

Voting Agreements (see page 48)

   QED stockholders collectively holding approximately 36% of the outstanding QED common stock have entered into agreements to vote these shares in favor of adoption of the reorganization agreement. These QED stockholders were not paid additional consideration in connection with the voting agreements.

Noncompetition and Nonsolicitation Agreements (see page 49)

   QED's Chief Executive Officer, Thomas Riordan, and its Chief Operating Officer and Vice President of Engineering, Raymond Kunita, have agreed not to compete with PMC in the development, manufacture, marketing or sale of PMC's products, and not to solicit PMC's employees, for three years after the merger.

Interests of Certain QED Directors, Officers and Affiliates in the Merger (see page 35)

   Barry Cox, QED's Chairman, and Mr. Riordan will continue to serve as QED directors after the merger.

   PMC has agreed to keep QED's current director and officer indemnification arrangements in effect for six years after the merger and to maintain QED's director and officer liability insurance in effect for six years after the merger.

   As of June 30, 2000, directors and executive officers of QED and their affiliates held approximately 36.2% of the outstanding shares of QED common stock.

U.S. Federal Income Tax Considerations of the Merger (see page 36)

   The merger has been structured as a reorganization for United States federal income tax purposes. QED common stockholders will not recognize gain or loss for United States federal income tax purposes by exchanging their QED shares for shares of PMC common stock in the merger. However, QED stockholders will recognize gain or loss with respect to cash received in lieu of a fractional share of PMC common stock. We urge you to consult your own tax advisor to determine your particular tax consequences resulting from the merger.

Accounting Treatment of the Merger (see page 38)

   PMC intends to account for the merger using the pooling of interests method. Under this method, each of PMC's and QED's historical recorded assets and liabilities will be carried forward to the combined company at their recorded amounts. In addition, the operating results of the combined company will include PMC's and QED's operating results for the entire fiscal year in which the merger is completed and PMC's and QED's historical reported operating results for prior periods will be combined and restated as the operating results of the combined company.

Expiration of Antitrust Waiting Period Required to Complete the Merger (see page 38)

   PMC and QED have made the required antitrust filings with the Department of Justice and the Federal Trade Commission, but the applicable waiting period has not expired as of the date of this proxy statement-prospectus. PMC and QED cannot complete the merger until the applicable waiting period has ended. PMC and QED intend to comply with any requests for information from the Department of Justice and the Federal Trade Commission.

Ability to Sell PMC Stock (see page 38)

   All shares of PMC common stock received by you in connection with the merger will be freely transferable unless you are considered an affiliate of either of PMC or QED under the Securities Act of 1933. Shares of PMC common stock held by affiliates may only be sold pursuant to a registration statement or exemption under the Securities Act.

   Certain affiliates of QED and PMC have executed agreements not to sell or otherwise dispose of, or to reduce their risk relative to, any shares of PMC or QED common stock owned by them during the period beginning 30 days prior to the merger and ending after PMC publicly announces financial results covering at least 30 days of combined operations of PMC and QED.

         Forward-Looking Statements in this Proxy Statement-Prospectus

   This proxy statement-prospectus contains forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 with respect to PMC's and QED's financial condition, results of operations and business, and the expected impact on PMC's financial performance of PMC's recently announced acquisitions and the proposed merger with QED. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. In evaluating the merger, you should carefully consider the discussion of risks and uncertainties in the section entitled "Risk Factors" on page 13 of this proxy statement-prospectus.

           SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

   PMC and QED have provided the following selected historical financial data and selected pro forma combined financial data to aid you in analyzing the financial aspects of the proposed merger. The information is only a summary. You should read it together with PMC's and QED's financial statements and other financial information contained in the most recent annual and quarterly reports filed by PMC and QED and either included in this document or its annexes.

   The selected historical consolidated statement of operations financial data for PMC for each of the fiscal years in the three-year period ended December 31, 1999, and for QED for each of the fiscal years in the three-year period ended June 30, 1999, have been derived from financial statements included in this document. The selected historical statement of operations data for PMC for the fiscal years ended December 31, 1996 and 1995 and for QED for the fiscal years ended June 30, 1996 and 1995 have been derived from financial statements not included in this document.

   The selected historical consolidated balance sheet data for PMC as of December 31, 1999 and 1998, and for QED as of June 30, 1999 and 1998, have been derived from financial statements included in this document. The selected historical balance sheet data for PMC as of December 31, 1997, 1996 and 1995 and for QED as of June 30, 1997, 1996 and 1995 have been derived from financial statements not included in this document.

   The selected historical consolidated and pro forma financial data of PMC incorporate the operating results of Toucan Technologies Limited, AANetcom, Inc. and Extreme Packet Devices, Inc. PMC acquired these companies during the first four months of fiscal 2000 in transactions accounted for using the pooling of interests method.

   The selected unaudited pro forma combined financial data gives effect to the merger of PMC and QED, as well as other transactions completed by PMC in 2000. The merger between PMC and QED is accounted for using the pooling of interests method of accounting and is derived from unaudited pro forma condensed combined financial information included in this document. The other transactions completed by PMC in 2000 include the June 27, 2000 acquisition of Malleable Technologies, Inc. and the July 21, 2000 acquisition of Datum Technologies, Inc., both of which were privately held fabless semiconductor companies. The acquisitions of Malleable and Datum are accounted for using the purchase method of accounting.

   The pro forma balance sheet information as of March 31, 2000 gives effect to the merger and other transactions of PMC as if they occurred on March 31, 2000 and the pro forma statement of operations information for the three months ended March 31, 2000 and 1999 present the combined results of operations of PMC and QED, as if such transactions had been effective at the beginning of each period presented.

   Since the fiscal years for PMC and QED differ, the pro forma statement of operations combine PMC's operations for the fiscal years ended December 31, 1999, 1998 and 1997 with QED's recast operations for the twelve month periods ended December 31, 1999, 1998 and 1997 as if the merger had been effective at the beginning of each period presented.

   The pro forma financial data is presented for illustrative purposes only. This data does not purport to reflect the operating results or financial position that would have resulted if the merger had occurred at the beginning of the periods indicated. This information does not predict the operating results or financial position of the combined company after the merger.

   PMC's financial reporting year consists of either 52-week or 53-week periods ending on the Sunday closest to December 31. Each fiscal year presented contained 52 weeks, except for 53-week fiscal 1996. For ease of presentation, PMC's fiscal years are all shown as ending on December 31 and fiscal quarters are shown on the last calendar day of each quarter.

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF PMC

   You should read the selected financial data set forth below in conjunction with PMC's annual report on Form 10-K/A for fiscal 1999 included in Annex I and the restated consolidated financial statements and related notes included in Annex E. The balance sheet data as of December 31, 1999 and 1998 and the statements of operations data for the years ended December 31, 1999, 1998 and 1997 have been derived from audited restated consolidated financial statements of PMC included in Annex E. The balance sheet data as of December 31, 1997, 1996 and 1995 and the statement of operations data for the years ended December 31, 1996 and 1995 have been derived from audited consolidated financial statements of PMC not included in this document. The balance sheet data as of March 31, 2000 and the statement of operations data for the three months ended March 31, 2000 and 1999 have been derived from the unaudited restated financial statements of PMC included in Annex D. The unaudited financial data is not indicative of the results for our full fiscal year or any other period. In the opinion of PMC's management, the accompanying unaudited financial data includes all adjustments (consisting only of normal recurring accruals) necessary for their fair presentation in accordance with generally accepted accounting principles.

                           Three Months
                         Ended March 31,          Year Ended December 31, (1)
                         ---------------- -----------------------------------------------
                           2000    1999   1999 (2) 1998 (3)  1997 (4)  1996 (5)  1995 (6)
                         -------- ------- -------- --------  --------  --------  --------
                                   (in thousands, except for per share data)
Statement of Operations
 Data:
 Net revenues........... $102,807 $50,399 $263,281 $163,381  $129,098  $189,836  $189,436
 Gross profit...........   82,256  39,479  208,134  125,161    96,033    94,888    92,326
 Research and
  development...........   30,180  14,261   72,630   40,066    24,262    30,655    23,949
 In process research and
  development...........       --      --       --   39,176        --     7,783        --
 Impairment of
  intangible assets.....       --      --       --    4,311        --        --        --
 Marketing, general and
  administrative........   15,390   9,687   43,378   29,400    23,928    30,976    30,272
 Costs of merger........    7,902      --      866       --        --        --        --
 Purchase price
  adjustment--
  compensation..........       --      --       --       --        --        --    10,624
 Restructuring and other
  charges...............       --      --       --       --    (1,383)   64,670        --
 Income (loss) from
  operations............   28,325  15,053   88,348   11,293    48,926   (39,196)   27,481
 Gain on sale of
  investments...........    4,117      --   26,800       --        --        --        --
 Income (loss) from
  continuing
  operations............   20,146   9,415   81,602   (8,735)   34,026   (48,496)   23,941
 Loss from discontinued
  operations............       --      --       --       --        --        --   (22,497)
 Net income (loss)...... $ 20,146   9,415 $ 81,602 $ (8,735) $ 34,026  $(48,496) $  1,444
Net income (loss) per
 share--basic: (7)
 from continuing
  operations............ $   0.14    0.07 $   0.57 $  (0.07) $   0.27  $  (0.41) $   0.22
 from discontinued
  operations............       --      --       --       --        --        --     (0.21)
                         -------- ------- -------- --------  --------  --------  --------
 Net income (loss)...... $   0.14    0.07 $   0.57 $  (0.07) $   0.27  $  (0.41) $   0.01
                         ======== ======= ======== ========  ========  ========  ========
Net income (loss) per
 share--diluted: (7)
 from continuing
  operations............ $   0.12    0.06 $   0.52 $  (0.07) $   0.26  $  (0.41) $   0.21
 from discontinued
  operations............       --      --       --       --        --        --     (0.20)
                         -------- ------- -------- --------  --------  --------  --------
 Net income (loss)...... $   0.12    0.06 $   0.52 $  (0.07) $   0.26  $  (0.41) $   0.01
                         ======== ======= ======== ========  ========  ========  ========
 Shares used in per
  share calculation--
  basic.................  148,362 138,680  142,759  134,202   125,507   119,029   108,224
 Shares used in per
  share calculation--
  diluted...............  168,222 149,839  156,465  134,202   131,873   119,029   114,632

                                                            December 31, (1)
                                                ----------------------------------------
                         March 31, 2000           1999    1998    1997    1996    1995
                         --------------         -------- ------- ------- ------- -------
                         (in thousands)                      (in thousands)
Balance Sheet Data:
 Cash, cash equivalents
  and short-term
  investments...........    $225,072            $196,691 $96,584 $70,584 $41,992 $46,033
 Working capital........     189,407             170,668  80,385  59,902  20,618  32,994
 Total assets...........     401,524             351,828 214,708 152,426 130,448 185,275
 Long term debt
  (including current
  portion)..............       7,341               5,665  14,086  14,519  24,637  12,718
 Stockholders' equity...     274,269             241,580 137,322  92,175  48,737  81,297

--------
(1) The Company's fiscal year ends on the last Sunday of the calendar year. The reference to December 31 has been used as the fiscal year end for ease of presentation.
(2) Results for the year ended December 31, 1999 include gains of $26.8 million and the related tax provision of $3.6 million on sale of investments, and a $0.9 million charge for costs of merger for the acquisition of Abrizio Inc.
(3) Results for the year ended December 31, 1998 include an in process research and development charge of $39.2 million and a charge for impairment of intangible assets of $4.3 million.
(4) Results for the year ended December 31, 1997 include a recovery of $1.4 million from the reversal of the excess accrued restructure charge resulting from the conclusion of the restructuring.
(5) Results for the year ended December 31, 1996 include a restructuring charge of $69.4 million related to the company's exit from the modem chipset business and the associated restructuring of its non-networking operations, and $7.8 million for an in process research and development charge.
(6) Results for the year ended December 31, 1995 include a $10.6 million purchase price adjustment relating to the finalization of the acquisition of the company's Canadian networking product operations.
(7) Reflects 2-for-1 stock splits effective February 2000, April 1999 and October 1995.

                   SELECTED HISTORICAL FINANCIAL DATA OF QED

   You should read the selected financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this document. The balance sheet data as of June 30, 1998 and 1999 and the statement of operations data for the years ended June 30, 1997, 1998 and 1999 have been derived from the audited financial statements of QED included elsewhere in this document. The balance sheet data as of June 30, 1995, 1996 and 1997 and the statement of operations data for the years ended June 30, 1995 and 1996 have been derived from audited financial statements of QED not included in this document. The balance sheet data as of March 31, 2000 and the statement of operations data for the nine months ended March 31, 2000 and 1999 have been derived from the unaudited financial statements of QED included elsewhere in this document. The unaudited financial data is not indicative of the results for QED's full fiscal year or any other period. In the opinion of QED's management, the accompanying unaudited financial data includes all adjustments (consisting only of normal recurring accruals) necessary for their fair presentation in accordance with generally accepted accounting principles.

                            Nine Months
                          Ended March 31,             Year Ended June 30,
                          ----------------  -------------------------------------------
                           2000     1999      1999     1998     1997     1996     1995
                          -------  -------  --------  -------  -------  -------  ------
                                 (in thousands, except for per share data)
Statement of Operations
 Data:
Revenue:
 Product revenue........  $29,966  $ 5,322  $ 10,937  $ 1,428  $    --  $    --  $   --
 Royalty revenue........    2,647    3,400     4,425    5,052    8,850    2,712   2,363
 Contract development
  revenue...............       --       --        --       --    1,213    3,115   5,507
                          -------  -------  --------  -------  -------  -------  ------
 Total revenue..........   32,613    8,722    15,362    6,480   10,063    5,827   7,870
                          -------  -------  --------  -------  -------  -------  ------
Cost of product reve-
 nue....................   17,710    5,071     8,513    3,714       --       --      --
                          -------  -------  --------  -------  -------  -------  ------
Gross profit............   14,903    3,651     6,849    2,766   10,063    5,827   7,870
Operating expenses:
 Research and develop-
  ment..................   10,490    9,254    12,381    9,552    9,421    6,733   5,605
 Selling, general and
  administrative........    6,941    3,549     5,436    2,979    2,123    1,135     820
 Stock-based compensa-
  tion..................      884      518       777      150       --       --      --
                          -------  -------  --------  -------  -------  -------  ------
 Total operating ex-
  penses................   18,315   13,321    18,594   12,681   11,544    7,868   6,425
                          -------  -------  --------  -------  -------  -------  ------
Income (loss) from oper-
 ations.................   (3,412)  (9,670)  (11,745)  (9,915)  (1,481)  (2,041)  1,445
Interest and other in-
 come (expense), net....      373     (134)      (24)     121      340      350      64
                          -------  -------  --------  -------  -------  -------  ------
Net income (loss) before
 taxes..................   (3,039)  (9,804)  (11,769)  (9,794)  (1,141)  (1,691)  1,509
Provision (benefit) for
 income taxes...........       --       --        --       89       60     (650)    619
                          -------  -------  --------  -------  -------  -------  ------
Net income (loss).......  $(3,039) $(9,804) $(11,769) $(9,883) $(1,201) $(1,041) $  890
                          =======  =======  ========  =======  =======  =======  ======
Basic income (loss) per
 share..................  $  (.24) $ (1.23) $  (1.45) $ (1.53) $  (.21) $  (.20) $  .19
                          =======  =======  ========  =======  =======  =======  ======
Diluted income (loss)
 per share..............  $  (.24) $ (1.23) $  (1.45) $ (1.53) $  (.21) $  (.20) $  .14
                          =======  =======  ========  =======  =======  =======  ======
Basic average common
 shares outstanding.....   12,824    7,987     8,111    6,451    5,746    5,320   4,644
                          -------  -------  --------  -------  -------  -------  ------
Diluted average common
 shares outstanding.....   12,824    7,987     8,111    6,451    5,746    5,320   6,444
                          -------  -------  --------  -------  -------  -------  ------

                                                            June 30,
                                               -----------------------------------
                         March 31, 2000         1999    1998   1997   1996   1995
                         --------------        ------- ------ ------ ------ ------
                         (in thousands)                  (in thousands)
Balance Sheet Data:
 Cash, cash equivalents,
  short-term investments
  and restricted cash...    $56,327            $19,465 $9,756 $6,973 $8,215 $2,005
 Working capital surplus
  (deficit).............     64,006             18,174  8,221  4,027  5,036   (498)
 Total assets...........     80,097             27,879 15,856 10,657 12,243  5,791
 Long-term liabilities,
  less current portion..      1,125              2,375  1,621     --     --     --
 Total stockholders' eq-
  uity..................     66,367             17,606  8,509  5,995  7,156  2,061

                SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED
                         FINANCIAL DATA OF PMC AND QED
                     (in thousands, except per share data)

                            Three Months Ended
                                 March 31,          Year Ended December 31,
                          -----------------------  ----------------------------
                               2000        1999      1999      1998      1997
                          --------------- -------  --------  --------  --------
Statements of Operations
 Data
Net revenues............     $114,449     $54,776  $296,618  $172,416  $139,337
Income (loss) from
 operations.............        5,387      (7,385)     (892)   (1,528)   45,246
Net income (loss).......       (2,628)    (13,214)   (7,600)  (21,587)   30,534
Basic net income (loss)
 per common share.......        (0.02)      (0.09)    (0.05)    (0.16)     0.24
Diluted net income
 (loss) per common
 share..................        (0.02)      (0.09)    (0.05)    (0.16)     0.22

                          As of March 31,
                               2000
                          ---------------
Balance Sheet Data
Working capital.........     $233,395
Total assets............      831,482
Long-term obligations,
 net of current
 maturities.............       12,613
Stockholders' equity....      665,507

                           COMPARATIVE PER SHARE DATA

   The following table presents certain unaudited historical per share and combined pro forma per share data of PMC and QED after giving effect to the merger using the pooling of interests method of accounting and, after giving affect to other transactions completed by PMC in 2000. The equivalent QED per share data is calculated based on an exchange ratio of 0.385 of a share of PMC common stock for each share of QED common stock outstanding. The pro forma data does not purport to be indicative of the results of future operations or the results that would have occurred had the merger been consummated at the beginning of the periods presented. The information set forth below should be read in conjunction with the historical financial statements and notes thereto of PMC and QED included in this document and its annexes, and the selected unaudited pro forma condensed combined financial data included elsewhere in this document. The unaudited pro forma combined and unaudited pro forma equivalent per share data combine the results of operations of PMC for the three years ended December 31, 1999 with the results of operations of QED for the twelve month periods ended December 31, 1999, respectively, and PMC's financial position at March 31, 2000 with QED's financial position at March 31, 2000.

                                      PMC

                                                   Three
                                                  Months   Fiscal Year Ended
                                                   Ended     December 31(1)
                                                 March 31, -------------------
                                                   2000    1999   1998   1997
                                                 --------- ----- ------  -----
   Historical per common share data:
   Income (loss) from continuing operations per
    diluted share...............................   $0.12   $0.52 $(0.07) $0.26
   Net book value per share(2)..................   $1.89   $1.69

                                      QED

                                                        Fiscal Year Ended
                                           Nine Months       June 30,
                                           Ended March ----------------------
                                            31, 2000    1999    1998    1997
                                           ----------- ------  ------  ------
Historical per Common Share Data:
Loss from continuing operations per
 diluted share............................   $(0.24)   $(1.45) $(1.53) $(0.21)
Net book value per share(2)...............   $ 2.49    $ 0.79

                                  PMC AND QED

                                            Three Months  Fiscal Year Ended
                                               Ended       December 31(1)
                                             March 31,   ---------------------
                                                2000      1999    1998   1997
                                            ------------ ------  ------  -----
Combined pro forma per common share data:
Income (loss) from continuing operations
 per combined company's diluted share(3)...    $(0.02)   $(0.05) $(0.16) $0.22
Income from continuing operations per
 equivalent QED diluted share(4)...........    $(0.01)   $(0.02) $(0.06) $0.09
Net book value per combined company's
 share(2)..................................    $ 1.76    $ 4.39
Net book value per equivalent QED
 share(4)..................................    $ 0.68    $ 1.69

--------
(1)  Each fiscal year ended on the last Sunday in December.
(2) The historical book value per PMC share is computed by dividing stockholders' equity by the number of shares of common stock outstanding at March 31, 2000 and at PMC's fiscal year end. The historical book value per QED share is computed by dividing stockholders' equity by the number of shares of common stock and preferred stock (which subsequently converted into an equivalent number of shares of common stock) outstanding at March 31, 2000 and at QED's fiscal year end. The pro forma combined book value per share is computed by dividing the pro forma stockholders' equity by the pro forma number of shares of PMC common stock outstanding as of PMC's fiscal quarter ended March 31, 2000 assuming the merger had occurred as of these dates.
(3) The pro forma combined shares used in this calculation are equal to QED's common and where applicable potential common shares outstanding multiplied by the 0.385 exchange ratio, plus PMC's common and equivalent shares outstanding.
(4) The shares used in this calculation are equal to the pro forma combined shares described in footnote (3) divided by the 0.385 exchange ratio.

                    COMPARATIVE PER SHARE MARKET PRICE DATA

   In this and the following tables, sales prices have been rounded to the nearest whole cent. To maintain consistency, the information provided below is based on calendar rather than fiscal quarters.

   PMC's common stock is traded on the Nasdaq National Market under the symbol "PMCS." The following table shows the high and low per share sales prices of PMC common stock on the Nasdaq National Market for the periods indicated.

                                                                    PMC Sales
                                                                      Price
                                                                  -------------
                                                                   High   Low
                                                                  ------ ------
1998
 First quarter................................................... $ 9.77 $ 6.50
 Second quarter..................................................  12.82   9.25
 Third quarter...................................................  11.94   6.66
 Fourth quarter..................................................  16.41   5.72
1999
 First quarter...................................................  21.03  15.67
 Second quarter..................................................  31.63  17.73
 Third quarter...................................................  56.19  29.88
 Fourth quarter..................................................  80.56  38.38
2000
 First quarter................................................... 255.50  60.00
 Second quarter.................................................. 206.00 110.75
 Third quarter (through July 25, 2000)........................... 230.38 168.00

   QED's common stock is traded on the Nasdaq National Market under the symbol "QEDI." The following table shows the high and low sales prices of QED common stock on the Nasdaq National Market for the periods indicated.

                                                                   QED Sales
                                                                     Price
                                                                 --------------
                                                                  High    Low
                                                                 ------- ------
2000
 First quarter (from initial public offering on February 1,
  2000)......................................................... $119.56 $39.25
 Second quarter.................................................   90.00  32.00
 Third quarter (through July 25, 2000)..........................   88.00  55.00

   The following table sets forth the closing prices of PMC and QED common stock as reported on the Nasdaq National Market, and the equivalent per share price of QED, giving effect to the proposed merger, on July 11, 2000, the last full trading day prior to the public announcement of the proposed merger, and
    , 2000, the latest practicable trading day prior to the printing of this proxy statement-prospectus.

                                                          Closing Sales Price
                                                       -------------------------
                                                                         QED
                                                         PMC    QED   Equivalent
                                                       ------- ------ ----------
Price per share
 July 11, 2000........................................ $196.44 $60.50   $75.63
 July 25, 2000........................................  201.94  76.75    77.75

   The equivalent QED per share price represents 38.5% of the price of one share of PMC common stock. 0.385 is the exchange ratio that will be used in the merger.

   You should obtain current market quotations for PMC and QED common stock because their market prices are volatile. The value of the shares of PMC common stock that holders of QED will receive in the proposed merger may increase or decrease before and after the merger.

Dividend Policy

   Neither PMC nor QED has declared any cash dividends. Each company currently intends to retain earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

Holders

   At June 30, 2000, PMC had approximately 1,251 stockholders of record.

   Pages I-62 through I-63 of PMC's annual report on Form 10-K attached as Annex I provide information concerning beneficial ownership of PMC common stock by

  .any person known to PMC to beneficially own more than 5% of PMC's common stock

  .each PMC director

  .all PMC directors and officers as a group

   The merger will not affect the numbers of shares held by these persons or the group. The merger will reduce the percentage of PMC's common stock held by each of these persons and the group (as well as all other PMC stockholders) by approximately 6.7%. PMC's only commitments to issue common stock to these persons are the stock options and stock purchase plan participations described on pages I-57 through I-59 of PMC's annual report on Form 10-K attached as Annex I and in the directors' subsequent filings under Section 16 of the Securities Exchange Act of 1934.

                                  RISK FACTORS

   By voting in favor of adoption of the reorganization agreement, you will be choosing to exchange your current investment in QED common stock for an investment in PMC common stock. An investment in PMC common stock involves a high degree of risk. In addition to the other information contained in or annexed to this proxy statement-prospectus, you should carefully consider the following risk factors in deciding whether to vote for the merger.

Risks Related To The Merger

While PMC's and QED's stock prices have been volatile in recent periods, the merger exchange ratio is fixed

   Upon completion of the merger, each share of QED common stock will be exchanged for 0.385 of a share of PMC common stock. The exchange ratio will not change even if the market price of either QED common stock or PMC common stock fluctuates. QED may not withdraw from the merger or resolicit the vote of its stockholders solely because of changes in the market price of PMC or QED common stock. The specific dollar value of PMC common stock you will receive upon completion of the merger will depend on the market value of PMC common stock at that time. PMC's stock price has been volatile and you should expect it to continue to fluctuate.

PMC and QED may not realize the benefits they expect from the merger

   PMC and QED may not realize the benefits described in "Reasons for the Merger" below because of the following challenges.

  . Incorporating QED's microprocessor technology into PMC's next generation of products

  . Integrating QED's relatively small technical team with PMC's larger and more widely dispersed engineering organization, without losing the services of QED's technical experts in the microprocessor field

  . Integrating QED's non-networking products with PMC's business, because PMC does not have manufacturing, selling or support experience for these products, which are sold to customers that PMC does not normally service

  . Integrating different enterprise resource planning and accounting systems

The integration process may disrupt PMC's and QED's businesses

   The integration of PMC and QED will be complex, time consuming and expensive and may disrupt PMC's and QED's businesses. Some of QED's suppliers, vendors, licensees and licensors are PMC's competitors and as a result may alter their business relationship with QED following the merger.

General uncertainty related to the merger could harm the combined company

   PMC's or QED's customers may, in response to the announcement of the proposed merger, delay or defer purchasing decisions. If PMC's or QED's customers delay or defer purchasing decisions the combined company's revenues could materially decline. Similarly, PMC and QED employees may experience uncertainty about their future role with the combined company. This may harm the combined company's ability to attract and retain key management, marketing and technical personnel. Also, speculation regarding the likelihood of the closure of the merger could increase the volatility of PMC's and QED's stock price.

Third parties may terminate or alter existing contracts with QED

   QED has contracts with some of its suppliers, customers, licensors, licensees and other business partners. Certain of these contracts require QED to obtain consent from these other parties in connection with the reorganization agreement. If their consent cannot be obtained, QED may suffer a loss of potential future revenue and may lose rights to facilities or intellectual property that are material to QED's business and the business of the combined company.

Failure to qualify for pooling of interests accounting treatment may harm the future operating results of the combined company

   If, after completion of the merger, events occur that cause the merger to fail to qualify for pooling of interests accounting treatment, the purchase method of accounting would apply. Purchase accounting treatment would harm the reported operating results of the combined company. Under purchase accounting, PMC would record the estimated fair value of PMC common stock issued in the merger as the cost of acquiring QED. A portion of the purchase price would be charged to in process research and development, or IPR&D, expense. The remainder would be allocated to the net assets acquired, with the excess of the estimated fair value of PMC common stock issued in the merger over the fair value of net assets acquired recorded as goodwill or other intangible assets. This goodwill would be amortized in future periods. The estimated fair value of PMC common stock to be issued in the merger is much greater than the historical net book value at which QED carries its assets in its accounts.

Failure to complete the merger could harm QED's stock price and future business and operations

   If the merger is not completed, QED may be subject to the following risks:

  . If the reorganization agreement is terminated under certain circumstances, QED will be required to pay PMC a termination fee of $65 million;

  . The price of QED common stock may decline to the extent that the current market price of QED common stock reflects a market assumption that the merger will be completed;

  . Costs related to the merger, such as legal, accounting and financial advisor fees, must be paid even if the merger is not completed; and

  . If the merger is terminated and QED's board of directors determines to seek another merger or business combination, QED may not be able to find a partner willing to pay an equivalent or more attractive price than that which would be paid in the merger.

Risks Related To PMC

   In determining whether to convert QED shares to PMC shares through the merger, QED stockholders should read carefully the section titled "Factors You Should Consider Before Investing in PMC-Sierra" on pages H12 through H18 in PMC's quarterly report on Form 10-Q attached as Annex H. These risks all relate to PMC's current business. In addition, since PMC has recently closed or announced seven acquisitions, including the acquisition of QED, PMC recommends that you carefully note the following additional risks relating to PMC:

PMC has not yet achieved revenues from its recent acquisitions

   The products from five of the companies PMC has recently acquired have been incorporated into customer equipment designs that have yet to generate significant revenue for PMC. These or any follow-on products may not achieve commercial success. These acquisitions may not generate future revenues or earnings.

PMC's operating results will be harmed as a result of using the purchase method of accounting for recent and potential future acquisitions

   PMC either closed or announced two purchase transactions in the third quarter of fiscal 2000. PMC expects a material charge related to IPR&D and goodwill capitalization in the current fiscal quarter. The

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

IPR&D charge will decrease financial statement earnings in the current quarter and the goodwill asset will be amortized over the expected period of benefit and will materially impact operating results. PMC may enter into additional purchase acquisitions in the future.

PMC may not successfully integrate acquired new technologies into its product portfolio

   PMC initiated its presence in the digital signal processing market with the recently announced acquisitions of Toucan, Malleable and Datum. Prior to these acquisitions, PMC had limited design expertise in this technology, and may fail to bring digital signal processing products to market successfully.

   In addition, Datum's technology is applicable to the radio frequency wireless networking market--a market in which PMC has no current presence.

PMC may suffer design and sales setbacks as it expands

   PMC's geographic expansion, acquisitions and growth rate could hinder its ability to coordinate design and sales activities. If PMC is unable to develop systems and communication processes to support its expanding geographic diversity, it may suffer product development delays or strained customer relationships.

Risks Related To QED

   In determining whether to adopt the reorganization agreement and exchange their investment in QED for an investment in PMC, QED stockholders should consider the following risks relating to QED together with the information about QED's business, financial condition and results of operations provided elsewhere in this document. If the merger is completed, these risks will continue to apply to your investment in PMC, although to a lesser degree because QED's business will following the merger represent a small portion of the combined company's business.

QED has a limited operating history under its current business model, which makes it difficult to predict its future operating results

   QED was incorporated in 1991 and began business as a provider of proprietary microprocessor designs to semiconductor companies. In 1996, QED obtained a license to design, manufacture and sell embedded microprocessors using intellectual property developed by MIPS Computer Systems, Inc., currently known as MIPS Technologies, Inc. Since obtaining this license, QED has transitioned to a company that develops and markets its own products. Therefore, QED has operated under its current business model for a short period of time. This limited operating history makes it difficult to predict QED's future revenue and expenses.

QED experiences fluctuations in its operating results due to a number of frequently changing business conditions, which may cause QED's stock price to decline

   QED experiences fluctuations in its operating results due to a variety of factors, including:

  . the timing and amount of orders from its customers, including cancellations and reschedulings;

  . the gain or loss of significant customers, including as a result of industry consolidation;

  .  seasonality in some of its target markets;

  .  changes in the mix of products QED sells;

  .  changes in demand by the end users of its customers' products;

  .  market acceptance of QED's current and future products;

  .  variability of QED customers' product life cycles;

  . changes in the average selling prices of embedded microprocessors or the products that incorporate them due to QED's customers reaching volume production, technological change, product obsolescence or otherwise; and

  . cancellations, changes or delays of deliveries to QED by its manufacturers, including as a result of the availability and terms of manufacturing capacity.

   Revenue from the sale of QED's embedded microprocessors is dependent upon companies designing QED's microprocessors into their products, which QED refers to as "design wins." QED's gross margin is impacted by the mix of revenue among its products. As a result of these factors and those listed above, QED's lengthy sales cycle and its dependence on relatively few customers whose order cycles vary significantly, QED's revenue and gross margin could fluctuate significantly.

   QED cannot accurately forecast all of the above factors. As a result, QED believes that period-to-period comparisons do not indicate future operating results. QED 's operating results in a future quarter or quarters may fall below the expectations of public market analysts or investors. If this were to occur, the price of QED's common stock could decline.

The inability of QED's RM7000 embedded microprocessor to achieve greater market acceptance could harm its near-term growth

   QED believes that its RM7000 embedded microprocessor, which began shipping in the second half of 1998, will form the basis for its next-generation family of embedded microprocessors. Although QED has achieved design wins for the RM7000, some of them may not result in revenue to QED. If the RM7000 does not achieve greater market acceptance:

  . revenue from QED's existing products could be inadequate to cover QED's expenses, including the cost of selling, marketing, developing and manufacturing the RM7000 and other new products;

  .  QED's brand and reputation could be damaged; and

  . QED's competitors' products could achieve greater market share as QED's market share declines.

QED's failure to develop and introduce new products on a timely basis could harm its ability to attract and retain customers

   The semiconductor industry is characterized by rapidly changing technology, frequent product introductions and ongoing demands for greater speed and functionality. Therefore, QED must continually design, develop and introduce new products with improved features to be competitive. To introduce these products on a timely basis QED must:

  . design innovative and performance-improving features that differentiate its products from those of its competitors;

  .  transition its products to new manufacturing process technologies;

  . identify emerging technological trends in its target markets, including new standards for its products;

  .  accurately define and design new products to meet market needs;

  . anticipate changes in end-user preferences with respect to its customers' products;

  .  bring products to market on a timely basis at competitive prices; and

  . respond effectively to technological changes or product announcements by others.

   QED cannot assure you that it will be able to meet the design and market introduction schedules for its new products or enhancements to its existing products or that these products will achieve market acceptance.

QED must achieve new design wins that translate into customer purchases for its product revenue to increase

   QED's success depends in large part upon achieving design wins for its products with current and future customers. Design wins are indications by existing and potential customers that they intend to incorporate QED's products into new designs. To achieve design wins, QED must continually increase the performance levels of its embedded microprocessors, keep pace with evolving industry standards and introduce new products in a timely manner. If QED fails to achieve design wins, it will lose potential sales opportunities.

   Design wins, however, do not necessarily result in purchase orders for QED products. QED's design wins are solely an expression of interest by customers and are not supported by binding contracts of any nature. Design wins also may not result in future revenue for the following reasons:

  .  consolidation of its customer base or acquisitions of its customers;

  . failure of its customers' products to compete in their respective markets; and

  . cancellation of development of a customer's product that incorporates its embedded microprocessors.

QED faces intense competition in the market for embedded microprocessors

   Competition in the market for embedded microprocessors is intense, and QED expects it to increase in the future. QED faces competition from:

  . other licensees of technology from MIPS Technologies, including NEC Corporation, Toshiba Corporation, Integrated Device Technology, Inc., SiByte, Inc., Alchemy Semiconductor, Inc., and SandCraft, Inc.

  . companies utilizing alternative reduced instruction set computing, or RISC, technologies, including ARM/Strong Arm, developed by ARM Holdings plc and Intel; Hitachi SH, developed by Hitachi; and PowerPC, developed by Motorola, Inc. and IBM Corporation; and

  .  companies utilizing technologies other than RISC.

   Many of QED's existing competitors, as well as a number of potential new competitors, have longer operating histories, greater brand recognition, larger customer bases and greater financial and marketing resources than it does. They may therefore be able to respond more quickly than QED can to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources than QED can to the development and promotion of their technologies and products. QED also faces competition from several private companies in various stages of development. In addition, QED's competitors that are licensees of MIPS Technologies may obtain more favorable terms under their current or future licenses, which would place QED at a competitive disadvantage.

   Furthermore, many of QED's existing and potential customers have the resources to internally develop microprocessors and other devices that perform all or a portion of the functions performed by its products. If these customers decided to develop embedded microprocessors internally rather than purchasing QED's products, QED would lose sales opportunities.

If QED's target markets reject the MIPS microprocessor architecture, support and demand for its products will decline

   QED has derived and expects to continue to derive substantially all of its product revenue from products based on the MIPS microprocessor architecture. Therefore, QED's success is dependent on continued acceptance of this architecture within its target markets. Moreover, a large number of companies currently develop semiconductor design tools, components and products that are compatible with and optimized for the MIPS microprocessor architecture. If these companies ceased to provide these tools for any reason, it could become more difficult or less desirable for manufacturers and others to continue to support the MIPS microprocessor architecture. If the markets for embedded microprocessors adopt an alternative technology, QED could lose the support of these MIPS architecture-based tools, components and products and the demand for its products would decline.

If MIPS Technologies develops future generations of its technology, QED may not be able to obtain a license on reasonable terms

   MIPS Technologies has introduced, and will likely continue to introduce, new generations of its microprocessor technology architecture containing improvements that are not covered by the technology QED is currently licensing from MIPS Technologies. QED's success could depend on its ability to develop products that incorporate those improvements. QED may not be able to license the technology for any new improvements from MIPS Technologies on commercially reasonable terms or at all. If QED cannot obtain required licenses from MIPS Technologies, QED could encounter delays in product development while it attempts to develop similar technology, or it may not be able to develop, manufacture and sell products incorporating this technology.

QED depends upon its license of microprocessor technology from MIPS Technologies as the basis for its products, and QED will be unable to market its products if this license is terminated

   All of QED's current products and planned future products are based upon the microprocessor technology it licenses from MIPS Technologies. QED's failure to comply with any of the terms of its license agreement could result in the termination of its rights, preventing it from marketing its current and planned products.

The loss of any of QED's key personnel or the failure to hire and retain additional qualified personnel could impair its ability to develop and market its products

   QED's success depends to a significant degree upon the continued contributions of its key management, engineering and sales and marketing personnel, especially its design engineers, who it believes are difficult to replace. QED is particularly dependent upon the continued services of Thomas J. Riordan, its Chief Executive Officer, President and a director, and Raymond Kunita, its Chief Operating Officer and Vice President of Engineering. Competition for highly skilled managerial, engineering and sales and marketing personnel in the semiconductor industry is intense, and QED may not succeed in attracting and retaining these personnel. QED's inability to attract and retain qualified personnel in the future or delays in hiring required personnel could impair its ability to meet customer and technological demands or its ability to develop and market its products. QED does not have either employment contracts with, or key person life insurance on, any of its key personnel.

QED's dependence on third parties to fabricate its embedded microprocessors reduces its control over the production, supply and delivery of its products

   QED's currently relies on third parties to fabricate its products. In the years ended June 30, 1999 and 2000, IBM and Taiwan Semiconductor Manufacturing Company Ltd., or TSMC, performed all of QED's product fabrication. Although QED recently amended its contract with IBM, which expires no sooner than November 14, 2002, IBM is not obligated under this contract to provide QED with any specified number of products, at any specified price. TSMC fabricates its microprocessors on a purchase order basis, and QED does not currently have a long-term contract with TSMC.

   There are significant risks associated with QED's reliance on third parties to fabricate its products, including:

  . manufacturing capacity may be unavailable to QED, even though it may have submitted a product order;

  . QED has limited control over product delivery schedules, and it may not receive products within the time frames and in the volumes required by QED at a favorable cost or at all;

  . QED could face delays in obtaining, or it may not be able to obtain access to, key fabrication process technologies; and

  . QED has limited control over quality assurance, manufacturing yields and production costs.

   Typically, QED's semiconductor manufacturers require approximately 13 to 15 weeks to deliver new orders, which often requires it to place orders in advance of expected purchase orders from its customers. As a result, QED has only a limited ability to react to fluctuations in demand for its products, which could cause it to have an excess or a shortage of inventory of a particular product.

   If QED's manufacturers are unable or unwilling to continue to manufacture QED's products in required volumes or at commercially acceptable costs, QED may be forced to seek other manufacturing sources for its products. Transferring to another manufacturer would require a significant amount of time, and QED cannot assure that it could make a smooth and timely transition.

QED's dependence upon third parties to assemble and test substantially all of its products reduces its control of product delivery schedules and quality assurance

   Because third parties assemble and test substantially all of its products, QED does not directly control its product delivery schedules and quality assurance. This lack of control could result in product shortages, particularly in the case of new products. Product shortages could increase QED's fabrication, assembly or testing costs or delay delivery of QED products. QED does not have long-term contracts with the companies that test and assemble its products, and QED typically procures services from them on a per order basis. Therefore, QED may not be able to continue to obtain assembly and testing services for its products on acceptable terms, or at all. If QED is required to find and qualify alternative assemblers or testers for its products, QED could experience delays in product shipments or a decline in product quality.

QED may not achieve acceptable product yields from its third-party manufacturers, which could increase the cost and reduce the supply of its products

   In the process of manufacturing embedded microprocessors, contaminants, manufacturing errors and other factors can result in a substantial percentage of nonfunctional products, and many semiconductor companies frequently encounter difficulties in achieving acceptable product yields. The proportion of functional products derived from a particular manufacturing process is referred to as product "yield." If QED does not achieve planned yields, its product costs would increase and product availability would decrease. Yield problems may not be identified and resolved, if ever, until a product has been manufactured and can be analyzed and tested. As a result, yield problems are often difficult, time consuming and expensive to correct. The risk of low yields is compounded by the offshore location of some of QED's third-party manufacturing facilities, increasing the effort and time required to identify, communicate and resolve manufacturing yield problems.

   In the past, QED has experienced lower yields and related problems more often with newer products than with mature products. For example, shipments to customers have been delayed by as much as three weeks because of low-yielding manufacturing processes on new products. Other companies have experienced poor yields with respect to mature products, and QED may also experience poor yields on mature products. While QED believes that its manufacturing yields have generally been consistent with industry norms, QED may experience yield problems in the future that have a significant impact on its operating results and its ability to deliver its products to customers in a timely manner. If QED does not deliver its products to customers in a timely manner, they may choose other suppliers.

QED relies on foreign third-party manufacturing operations, which exposes it to risks inherent in international operations

   QED is subject to risks associated with conducting business outside of the United States because a large portion of its semiconductor fabrication and substantially all of its assembly and testing operations occur in foreign countries. These risks include:

  .  unexpected changes in U.S. or foreign regulatory requirements;

  . additional costs and delays associated with tariffs, quotas and other trade barriers and restrictions; and

  .  uncertainties relating to political, social and economic conditions.

   In addition, all of QED's current arrangements with third-party manufacturers provide for pricing and payment in U.S. dollars. Fluctuations in currency exchange rates, therefore, could cause its third-party manufacturers to increase their prices, which would reduce QED's gross margin.

QED's failure to protect its proprietary rights, or the costs of protecting these rights, may harm its ability to compete

   Third parties may be able to copy or reverse engineer aspects of QED's products or obtain and use information that it regards as proprietary. QED's success and ability to compete is dependent in part upon continued protection of its proprietary rights. QED's failure to adequately protect its proprietary rights could result in its competitors offering similar products, potentially resulting in its loss of a competitive advantage and decreased revenue. In addition, as a licensee of patent rights relating to the MIPS architecture, QED relies upon MIPS Technologies to enforce its patent rights against infringers. If MIPS Technologies fails to enforce its patent rights, QED might not be able to compete successfully. QED also seeks to protect its trade secrets and proprietary information through confidentiality agreements with its employees and consultants and with other parties. However, QED may not have an adequate remedy in the event these agreements are breached or any remedy if its trade secrets are independently developed by others. Despite QED's efforts to protect its proprietary rights, existing intellectual property laws afford only limited protection. In addition, the laws of some foreign countries provide only limited proprietary rights protection.

   Litigation may be necessary in the future to enforce QED's intellectual property rights, to protect its trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources.

QED could be subject to claims of infringement of third-party intellectual property, which could result in significant expense and loss of intellectual property rights

   The semiconductor industry is characterized by uncertain and conflicting intellectual property claims and frequent intellectual property litigation, especially regarding patent rights. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies that are important to QED's business. QED may receive notices of claims that its products infringe or may infringe these rights. Any litigation to determine the validity of these claims, including claims arising through QED's contractual indemnification of its customers, regardless of their merit or resolution, would likely be costly and divert the efforts and attention of QED's management and technical personnel. QED cannot assure that it would prevail in this litigation given the complex technical issues and inherent uncertainties in intellectual property litigation. If this litigation resulted in an adverse ruling, QED could be required to:

  .  pay substantial damages;

  .  cease the manufacture, use or sale of infringing products;

  .  discontinue the use of certain technology; or

  . obtain a license of the intellectual property rights of the third party claiming infringement, which license may not be available on reasonable terms, or at all.

QED's lengthy sales cycle makes it difficult for QED to predict if or when a sale will be made, which increases its risks related to customer cancellations

   The timing of QED's sales revenue is difficult to predict because of the length and variability of the sales cycle for its products. QED's sales cycle typically includes a three- to six-month period prior to its achieving a design win and an additional 12- to 24-month period before a customer commences volume production of products incorporating QED's embedded microprocessors. While potential customers are evaluating QED's products and before they place an order with QED, it may incur sales and marketing expenses and expend significant management effort. Therefore, QED takes risks related to product cancellations or changed product plans, which could result in the loss of anticipated sales or missed sales opportunities.

QED's revenue and profits may decrease if it loses any of its significant customers

   Historically, a relatively small number of customers have accounted for a significant portion of QED's total revenue in any particular period. The loss of any significant customer could cause QED's revenue to decline. In the year ended June 30, 1999, QED's four largest customers, including sales to their respective manufacturing subcontractors, accounted for 23%, 20%, 15% and 12% of its total revenue. In the nine month period ended March 31, 2000, these same four customers accounted for 27%, 5%, 21% and 11% of QED's total revenue. QED anticipates that sales of its products to relatively few customers will continue to account for a significant portion of its total revenue. QED has no long-term purchase commitments with any of its significant customers. Therefore, these customers could cease purchasing QED's products with limited notice and with little or no penalty.

   QED's dependence on a small number of customers increases the risks associated with its potential loss of customers resulting from business combinations or consolidations. If a customer or potential customer were acquired or combined with another company, the resulting company could cancel development efforts, design wins or purchase orders as part of the integration process.

If QED fails to establish and maintain relationships with key participants in QED's target markets, QED may have difficulty marketing its products

   It is important to QED's success to establish and maintain relationships with customers who are technology or market-share leaders in its target markets. QED believes that it needs to work closely with these customers to gain valuable insight into market demands for new products and in order to help QED design new embedded microprocessors. If QED fails to establish and maintain these relationships, it would be more difficult for QED to develop and market products offering features that address emerging market trends.

   In addition, to help sell QED's products, QED relies upon its relationships with vendors of collateral products and tools, such as companion integrated circuits, operating systems and a variety of system design tools. If QED fails to maintain current relationships and to develop new relationships with these vendors, QED's products may not remain compatible with other products and tools. This lack of compatibility could affect QED's ability to acquire greater market share.

Many of QED's sales representatives are new to QED and if they fail to successfully market QED's products or if QED fails to expand the number of sales representatives, QED may not be able to increase sales and market awareness of its products

   QED depends on sales representatives to sell a substantial portion of QED's products. QED has established relationships with many of its sales representatives within the last year, and QED is unable to predict how successful these sales representatives will be in marketing and selling its products. In addition, QED must expand the number of sales representatives both domestically and internationally. Without this increase, QED may not be able to increase sales and market awareness of its products. Competition for qualified sales representatives is intense. QED may not be able to retain its existing sales representatives or engage the type and number of sales representatives that QED requires on a timely basis or at all. In addition, all of its sales representatives' agreements may be terminated upon 30 days' notice by either party.

QED's rapid growth has strained its resources, and QED may not be able to manage future growth

   QED has experienced a period of rapid growth and expansion, which has placed, and continues to place, a significant strain on its resources. This growth has required QED to increase the number of its employees from 48 as of September 30, 1997 to 118 as of June 30, 2000, and otherwise expand its operations, which has resulted in increased responsibilities for its management. If QED continues to expand its operations, this may significantly strain QED's management, manufacturing, financial, information systems and other resources. Moreover, QED cannot be certain that its systems, procedures, controls and existing space will be adequate to support its operations. QED is currently implementing a new enterprise resource planning system to accommodate the growth in its operations, and QED may not be able to implement this system effectively or on a timely basis.

If QED's products contain defects or fail to achieve industry reliability standards, QED's business reputation could be harmed, and it may incur significant unexpected expenses and lose sales opportunities

   QED's products have in the past contained, and may in the future contain, undetected errors. Errors are more common when products are introduced or as new versions are released. QED may find errors, defects or failures in its products after commencement of commercial shipments. If this happens, QED may experience:

  .  delay in or loss of market acceptance and sales;

  .  product returns;

  .  diversion of development resources;

  .  injury to QED's reputation; or

  .  increased service and warranty costs.

   Moreover, because QED designs many of its embedded microprocessors for products that provide critical communications services, QED may be subject to significant liability claims. QED's agreements with customers typically contain provisions intended to limit its exposure to liability claims. These limitations may not, however, preclude all potential claims from being made. QED does not currently have product liability insurance, and its general liability insurance generally would not cover any such claims sought against it. Furthermore, QED's agreements with manufacturers contain limitations on their obligations to indemnify QED if their embedded microprocessors contain manufacturing defects. Liability claims could require QED to spend significant time and money in litigation or to pay significant damages. As a result, any of these claims, whether or not successful, could seriously damage QED's reputation and business.

Risks Related to QED's Industry

The growth of QED's target markets depends upon the continued growth of the Internet, and, therefore, QED's operating results could be harmed if the Internet and, hence, its target markets fail to grow or grow more slowly than expected

   QED derives its revenue from the sale of embedded microprocessors for the networking/communications infrastructure equipment, business network equipment and consumer network products markets. In particular, QED depends on the continued growth of the Internet, which largely dictates the demand for the products incorporating its embedded microprocessors. The continued growth of the Internet depends on various factors, all of which are outside QED's control. Risks related to continued growth of the Internet include that:

  . Internet infrastructure may not be able to support the demands placed on it;

  .  performance and reliability of the Internet may decline as usage grows;
     and

  . privacy, security and authentication concerns with respect to the transmission of confidential information over the Internet may result in decreased usage.

   Although QED's target markets have experienced significant growth in recent years, they may not continue to grow as rapidly or at all. If they fail to grow, or grow more slowly than expected, QED's operating results could be harmed.

The cyclicality of the semiconductor industry may impact QED's operating results

   The semiconductor industry is highly cyclical and subject to rapid technological change. From time to time, the semiconductor industry has experienced significant economic downturns, characterized by diminished product demand, accelerated erosion of prices and excess production capacity. QED's industry also periodically experiences increased demand and production capacity constraints. Accordingly, QED's operating results may vary significantly as a result of general conditions in the semiconductor industry.

                                   THE MERGER

   This section describes material aspects of the proposed merger, including the reorganization agreement. While we believe that the description covers the material terms of the merger and the reorganization agreement, this summary may not contain all of the information that is important to you. You should read carefully this entire document and the other documents to which we refer for a more complete understanding of the merger and the reorganization agreement.

Background of the Merger

   On April 27, 2000, Messrs. Tom Riordan, of QED, Robert Bailey, PMC's Chairman and Chief Executive Officer, and Greg Aasen, PMC's Chief Operations Officer, met to discuss a potential strategic relationship between the companies.

   On April 28, 2000, Mr. Bailey informed the PMC board of directors of recent discussions with QED regarding a potential strategic relationship.

   On May 2, 2000, Messrs. Riordan and Kunita discussed with Frank Marshall, a member of PMC's board, the merits of a strategic relationship between the companies.

   On May 8, 2000, Messrs. Riordan and Kunita met with Messrs. Bailey and Aasen and other PMC representatives. Messrs. Riordan and Kunita provided an overview of QED and its products. Representatives of PMC provided an overview of PMC and its products.

   At various times between May 11 and May 31, 2000, Messrs. Riordan and Kunita and a QED technical staff member analyzed with PMC technical personnel a variety of networking processor-based tasks using QED microprocessor technology. This analysis demonstrated to PMC that QED's technology complemented PMC's technology.

   On June 1, 2000, Messrs. Riordan and Kunita met with Messrs. Bailey and Aasen regarding a strategic combination of QED and PMC. PMC proposed preliminary terms of a merger. The proposal was contingent upon PMC board approval, the completion of a merger agreement and due diligence.

   On June 2, 2000, QED's board of directors met by teleconference and discussed PMC's preliminary proposal. QED's board authorized management to continue its discussions with PMC regarding a strategic combination.

   Between June 7, 2000 and July 11, 2000, management of PMC and QED and their financial advisors discussed potential terms and conditions of a transaction.

   On June 8, 2000, QED management met with representatives of Morgan Stanley & Co. Incorporated to discuss the merits of a strategic combination of PMC and QED including a comparison of the merits of possible strategic combinations with other companies.

   On June 8, 2000, Mr. Riordan telephoned Mr. Bailey and made a counterproposal.

   On June 9, 2000, Messrs. Bailey, Aasen and Sullivan met by teleconference with PMC's board of directors to discuss revised terms for the proposal.

   From June 12 through June 18, 2000, senior executives from PMC and QED together with their financial advisors held telephone discussions to negotiate the exchange ratio and discuss potential terms of the merger. QED's board of directors met on June 13, 16 and 17, 2000 to review the status of discussions.

   On June 20, 2000, PMC transmitted an initial term sheet to QED, after which QED notified its legal advisors of a potential combination and began a review of the term sheet.

   On June 21, 2000, QED formally engaged Morgan Stanley to act as its financial advisor in connection with a possible transaction with PMC.

   On June 27, 2000, Mr. Riordan, Barry Cox, Chairman of the QED board of directors, and Les Crudele, a QED board member, and representatives of Morgan Stanley, met with Mr. Sullivan, a PMC technical employee and representatives of Thomas Weisel Partners LLP the financial advisor to PMC. At the meeting, QED and PMC executed a non-disclosure agreement which included provisions restricting PMC from engaging in certain activities without the consent of the board of directors of QED. QED representatives presented a detailed description of QED's products, technology, and business strategy.

   On June 27, 2000, the QED board of directors met with representatives of Morgan Stanley to review the status of the discussions and to discuss the terms and conditions of the proposed transaction. The directors also authorized management to enter into an exclusivity agreement, restricting QED's ability to negotiate with other acquirors and commence negotiating a reorganization agreement with PMC. QED's legal advisors made a presentation to the board of directors concerning the transaction.

   On June 28, 2000, representatives of PMC met with a representative of Morgan Stanley and Mr. Crudele to present an overview of PMC's products, technology, and business strategy. On June 28, 2000, QED and PMC entered into an exclusivity agreement.

   On June 30, 2000, Mr. Riordan and a representative of Morgan Stanley met with Mr. Bailey to discuss PMC's business strategy and the merits of a strategic combination of QED and PMC.

   From July 5 through July 11, 2000, the parties negotiated the definitive reorganization agreement.

   On July 10, 2000 the PMC board of directors met and reviewed the proposed transaction terms and received the oral opinion of its financial advisors as to the fairness of the exchange ratio to PMC. The PMC board of directors unanimously approved the proposed reorganization agreement.

   On July 11, 2000 the QED board of directors met to discuss the proposed transaction. At that meeting Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of July 11, 2000, based upon and subject to the various considerations set forth in the opinion the exchange ratio pursuant to the reorganization agreement was fair from a financial point of view to the holders of shares of QED common stock. The QED board of directors unanimously approved the proposed reorganization agreement.

   On July 11, 2000, PMC and QED signed the definitive reorganization agreement and issued a press release announcing the transaction.

Reasons For The Merger

QED's Reasons for the Merger

   QED's board of directors has determined that the terms of the merger and the reorganization agreement are fair to, and in the best interests of, QED and its stockholders. Accordingly, QED's board of directors has approved the reorganization agreement and the merger and recommends that you vote FOR adoption of the reorganization agreement.

   In reaching its decision, QED's board of directors identified several potential benefits of the merger, the most important of which included:

  . QED's microprocessor technology, design expertise and products complement PMC's networking product design, manufacturing and support capabilities;

  . the ability of QED, as part of PMC, to access PMC's sales channels to reach PMC's worldwide customer base; and

  . the ability of QED, as part of PMC, to direct more resources towards microprocessor research and development.

   QED also believes that the merger will provide QED's stockholders with equity that enjoys greater liquidity than is currently available for QED common stock.

   QED's board of directors consulted with QED's senior management, as well as its legal counsel, accountants and financial advisors, in reaching its decision to approve the merger. Among the factors considered by QED's board of directors in its deliberations were the following:

  . the financial condition, results of operations, cash flow, business and prospects of QED and PMC;

  . QED's need for the kind of worldwide distribution network, complementary products and strong customer relationships which PMC enjoys;

  . QED's need to direct more resources towards research and development to remain competitive in the stand-alone high-performance embedded microprocessor market;

  . competition with emerging full-system silicon suppliers over the long term required QED to provide complementary solutions to its stand-alone microprocessors;

  . QED's pending initial public offering lock-up release and the likelihood that some stockholders would sell shares upon the expiration of the lock-up;

  . the fairness to QED and its stockholders of the terms of the reorganization agreement and related agreements, which were the product of extensive arm's length negotiations. In particular, QED's board of directors considered the events triggering payment of the termination fee and the limitations on the ability of QED to negotiate with other companies regarding an alternative transaction, and the potential effect these provisions would have on QED receiving alternative proposals that could be superior to the merger.

  . the fact that the merger is expected to qualify as a tax-free reorganization and to be accounted for using the pooling of interests method of accounting; and

  . the analysis prepared by Morgan Stanley presented to QED's board of directors along with the opinion of Morgan Stanley that, as of July 11, 2000, the exchange ratio set forth in the reorganization agreement was fair from a financial point of view to the holders of QED common stock, as described more fully in the text of the entire opinion attached as Annex C to this document.

  . historical information concerning the businesses operations, positions and results of operations, technology and management style, competitive position, industry trends and prospects of QED and PMC;

  .  information contained in SEC filings by PMC;

  . current and historical market prices, volatility and trading data for the two companies;

  . information and advice based on due diligence investigations by members of QED's board of directors and management and QED's legal, financial and accounting advisors concerning the business, business trends, technology, services, operations, properties, assets, financial condition, operating results and prospects of PMC, and PMC's management team; and

  .  data on companies comparable to PMC and other financial analyses.

   QED's board of directors also identified and considered a number of uncertainties and risks in its deliberations concerning the merger, including the following:

  . the risk that the potential benefits sought in the merger might not be fully realized, if at all;

  . the risk that the integration process may disrupt PMC's and QED's respective businesses; and

  . the other risks associated with the businesses of PMC, QED and the combined companies and the merger described in this proxy statement-prospectus under "Risk Factors."

   As a result of the foregoing considerations, QED's board of directors determined that the potential benefits of the merger outweighed the benefits of remaining a separate company or pursuing alternate transactions, including the likelihood that the combined company would have a greater opportunity than QED alone to compete in the embedded microprocessor market.

   Except as outlined above, QED's board of directors did not find it practicable to quantify, analyze or assign relative weights to each individual factor to reach its determination. In addition, individual members of QED's board of directors may have assigned different relative weights or conclusions to each factor affecting the board's determination.

PMC's Reasons for The Merger

   PMC's board of directors has determined that the terms of the merger and the reorganization agreement are fair to, and in the best interests of, PMC and its stockholders. PMC's board of directors consulted with PMC's senior management, as well as its legal counsel, independent accountants and financial advisors in reaching its decision to approve the merger. PMC's board of directors considered a number of factors in its deliberations, including the following:

  . PMC believes that microprocessors can replace some of PMC's existing solutions for low-end networking applications and for protocol processing on-line cards and switches. PMC lacks high-performance microprocessor technology and does not have the expertise to develop its own microprocessors.

  . QED is a technical and performance leader in MIPS microprocessor technology with multiple suppliers and customers and has a large team of experienced chip and microprocessor design engineers who can meet PMC's microprocessor development needs.

   PMC's board of directors also considered the following when assessing the transaction:

  . historical information concerning the businesses operations, positions and results of operations, technology and management style, competitive position, industry trends and prospects of QED and PMC;

  .  information contained in SEC filings by QED;

  . current and historical market prices, volatility and trading data for the two companies;

  . information and advice based on due diligence investigations by members of PMC's board of directors and management and PMC's legal, financial and accounting advisors concerning the business, business trends, technology, services, operations, properties, assets, financial condition, operating results and prospects of QED, and the expertise and capabilities of QED's management team; and

  .  data on companies comparable to QED and other financial analyses.

   Except as outlined above, PMC's board of directors did not find it practicable to quantify, analyze or assign relative weights to each individual factor to reach its determination. Individual members of PMC's board of directors may have assigned different relative weights or conclusions to each factor affecting the board's determination.

Recommendation of QED's Board of Directors

   After careful consideration, QED's board of directors has unanimously determined the merger to be fair to you and in your best interest. QED's board of directors has approved the reorganization agreement and recommends that you vote in favor of adopting the reorganization agreement.

Opinion of QED's Financial Advisor

   Under an engagement letter dated June 21, 2000, QED retained Morgan Stanley to provide it with financial advisory services and a financial fairness opinion in connection with the merger. QED's board of directors selected Morgan Stanley to act as its financial advisor based on Morgan Stanley's qualifications, expertise and reputation and its knowledge of the business and affairs of QED. At the meeting of the QED board of directors on July 11, 2000, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of July 11, 2000, based upon and subject to the various considerations set forth in the opinion, the exchange ratio pursuant to the reorganization agreement was fair from a financial point of view to holders of shares of QED common stock.

   The full text of the written opinion of Morgan Stanley, dated as of July 11, 2000, is attached as Annex C. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. You should read the entire opinion carefully. Morgan Stanley's opinion is directed to QED's board of directors and addresses only the fairness from a financial point of view of the exchange ratio pursuant to the reorganization agreement to holders of shares of QED common stock as of the date of the opinion. It does not address any other aspects of the merger and does not constitute a recommendation to any holder of QED common stock as to how to vote at the QED special stockholders meeting. The summary of the opinion of Morgan Stanley set forth in this document is qualified in its entirety by reference to the full text of the opinion.

   In connection with rendering its opinion, Morgan Stanley, among other things:

  . reviewed certain publicly available financial statements and other information of QED;

  . reviewed certain internal financial statements and other financial and operating data concerning QED prepared by the management of QED;

  . reviewed certain financial projections prepared by the management of QED and PMC;

  . reviewed certain publicly available financial projections from equity research analyst reports of QED;

  . discussed the past and current operations financial condition and prospects of QED, including a review of publicly available projections from equity research analyst estimates and information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of QED;

  . reviewed certain publicly available financial statements and other information on PMC;

  . reviewed certain internal financial statements and other financial and operating data concerning PMC, prepared by the management of PMC;

  . reviewed the pro forma impact of the merger on certain financial ratios of PMC;

  . reviewed certain publicly available financial projections from equity research analyst reports of PMC;

  . discussed the past and current operations financial condition and prospects of PMC, including a review of publicly available projections from equity research analyst estimates and information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of PMC;

  . reviewed the reported prices, trading activity and market liquidity for the QED common stock and PMC common stock;

  . compared the financial performance of QED and PMC and the prices and trading activity of the QED common stock and PMC common stock with that of certain other publicly-traded companies comparable to QED and PMC, and their securities;

  . reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  . participated in discussions and negotiations among representatives of QED and PMC and their respective financial and legal advisors;

  . discussed the current and expected competitive environment in QED's available markets;

  . discussed QED's pending initial public offering lock-up expiration and the likelihood that certain stockholders would sell shares upon the expiration of the lock-up;

  . reviewed the draft reorganization agreement and certain related documents; and

  . performed such other analyses and considered such other factors Morgan Stanley deemed appropriate.

   Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information provided by PMC and QED for the purposes of its opinion. With respect to the financial projections and discussions relating to the strategic, financial and operational benefits anticipated from the merger, Morgan Stanley assumed that they were, in each case, reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance and prospects of QED and PMC. Morgan Stanley relied upon the assessment by the management of QED and PMC of their ability to retain key employees of QED. Morgan Stanley also relied upon, without independent verification, the assessment by the management of QED and PMC of: (i) the strategic, financial and other benefits expected to result from the merger; (ii) the timing and risks associated with the integration of QED and PMC; and (iii) the validity of, and risks associated with, QED's and PMC existing and future technologies, services or business models.

   Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities or technology of QED and PMC, nor were they furnished with any such appraisals. In addition, Morgan Stanley assumed that the merger will be treated as a tax-free reorganization pursuant to Section 368(a) of the Internal Revenue Code of 1986. Morgan Stanley's opinion is based on financial, economic, market and other conditions as of the date of its opinion.

   The following is a brief summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

   QED Stock Price Performance. Morgan Stanley reviewed the recent stock price performance of QED common stock over various periods ending on July 10, 2000. Morgan Stanley observed the following:

                                                                   QED common
                                                                 stock closing
                                                                     price
                                                                 --------------
   Period ending July 10, 2000                                    Low    High
   ---------------------------                                   ------ -------
   Since initial public offering................................ $32.00 $119.56
   Last 30 days................................................. $34.56 $ 68.63
   Last 60 days................................................. $32.00 $ 72.50
   July 10, 2000 closing price..................................        $ 60.38
   Implied transaction value....................................        $ 74.38
   Transaction premium..........................................           23.2%

The implied transaction value of $74.38 per share of QED common stock is based on the exchange ratio of 0.385 and PMC common stock price of $193.19 as of July 10, 2000. Morgan Stanley noted that the implied transaction value reflected a 23.2% premium to QED's closing price as of July 10, 2000 and that QED's closing price was in the high end of the range of the closing prices for the 30 day and 60 day periods ending on July 10, 2000.

   Exchange Ratio Premium Analysis. Morgan Stanley reviewed the ratios of the closing prices of QED common stock divided by the corresponding closing prices of PMC common stock over various periods ending on July 10, 2000. These ratios are referred to as period average exchange ratios. Morgan Stanley examined the premiums represented by the exchange ratio set forth in the reorganization agreement over the period average exchange ratios, and found them to be as follows:

                                                                  Transaction
                                                               premium to period
                                                Period average average exchange
   Period ending July 10, 2000                  exchange ratio       ratio
   ---------------------------                  -------------- -----------------
   Since initial public offering...............     0.407x           (5.3)%
   Last 60 days................................     0.331x           16.4 %
   Last 30 days................................     0.295x           30.5 %
   Last 15 days................................     0.316x           22.0 %
   Last 5 days.................................     0.342x           12.5 %
   July 10, 2000...............................     0.313x           23.2 %

   Comparative Stock Price Performance. Morgan Stanley reviewed the recent stock price performance of QED common stock and compared it with the performance of PMC common stock, a stock price index comprising a group of comparable companies, referred to as the communications integrated circuits index (the "Communications IC Index"), and the Nasdaq Index. The Communications IC Index included:

      Altera Corp.                  Marvell Technology Group Ltd.
      Applied Micro Circuits Corp.  MMC Networks, Inc.
      Broadcom Corporation          TranSwitch Corp.
      Conexant Systems, Inc.        Vitesse Corp.
      LSI Logic Corp.               Xilinx, Inc.

   Morgan Stanley observed the following percentage changes in the price of QED common stock, the price of PMC common stock, the Communications IC Index and the Nasdaq Index, as of July 10, 2000:


                                             Percentage price change (as of July
                                                          10, 2000)
                                             Since QED's initial public offering
                                              (February 1, 2000 closing prices)
                                             -----------------------------------
   QED......................................                 6.9 %
   PMC......................................                88.0 %
   Communications IC Index..................                57.2 %
   NASDAQ Index.............................                (1.8)%

Morgan Stanley noted that QED's share price had increased less than the price of PMC's common stock and the Communications IC Index and more than the Nasdaq Index on a relative basis from February 1, 2000 to July 10, 2000.

   Volume Trading Analysis. Morgan Stanley compared average daily trading volume for shares of QED common stock and shares of PMC common stock over various periods ending July 10, 2000. Morgan Stanley also analyzed the multiple of the implied number of shares of PMC common stock to be issued in the merger to PMC-Sierra's average daily trading volume over the same periods for purposes of analyzing market liquidity. The following table shows the results of these calculations:

                                                                   Approximately
                                                                12.1 million shares
                                                                   of PMC common
                                                                stock as a multiple
                                                                  of PMC average
   Period Ending July 10,   QED average daily PMC average daily    daily trading
   2000                      trading volume    trading volume         volume
   ----------------------   ----------------- ----------------- -------------------
   Last 5 days.............      19,230           1,822,310             6.6
   Last 10 days............      26,955           1,717,470             7.0
   Last 15 days............      22,887           1,827,920             6.6
   Last 30 days............      27,932           2,259,197             5.3
   Last 45 days............      28,668           2,722,357             4.4
   Last 60 days............      45,344           3,071,981             3.9
   Since QED's initial
    public offering
    (February 1, 2000
    closing prices)........      94,244           2,725,091             4.4

Morgan Stanley noted that QED's average daily trading volume was materially less than PMC's average daily trading volume during the trading periods analyzed. The number of PMC shares to be issued in connection with the merger, approximately 12.1 million, was calculated based on the exchange ratio of 0.385 and QED's fully diluted shares outstanding, using the treasury method, of approximately 31.4 million shares as of July 10, 2000. Based on the analyses, Morgan Stanley noted that those PMC shares issued in connection with the merger would on average represent four to seven days of average PMC daily trading volume.

   Comparable Company Analysis. Morgan Stanley compared selected financial information for QED with publicly available information for some of the companies included in the Communications IC Index described above. Based on estimates from research analysts and using the closing price of QED common stock as of July 10, 2000 of $60.38 per share, Morgan Stanley calculated, for each of these companies, an aggregate value to revenue multiple for calendar year 2000 and 2001. The following table shows the results of these calculations:

                                               Aggregate value to revenue
                                               ------------------------------
                                                  CY2000E          CY2001E
                                               -------------    -------------
   QED........................................           33.4x            21.6x
   PMC........................................           65.6             44.6

   Comparable Company Peer Group
   Broadcom Corporation.......................           72.1x            48.1x
   Applied Micro Circuits Corp................           48.5             30.1
   Marvell Technology Group Ltd...............           33.9             20.5
   TranSwitch Corp............................           29.9             20.5
   Vitesse Corp...............................           28.8             19.9
   MMC Networks, Inc..........................           26.4             14.7
   Xilinx Corp................................           25.2             19.2
   Altera Corp................................           16.0             11.8
   LSI Logic Corp.............................            7.6              5.7
   Conexant Systems, Inc......................            5.0              3.9
                                                -------------    -------------
     Mean (including QED and PMC).............           32.7             21.7
     Median (including QED and PMC)...........           29.4             20.2

Morgan Stanley noted that QED's aggregate value to revenue multiples for calendar year 2000 and 2001 were within the range of multiples for the comparable companies, and the PMC aggregate value to revenue multiples for calendar years 2000 and 2001 were at the high end of the range of multiples for the comparable companies. Morgan Stanley further noted that QED's implied aggregate value to revenue multiple of 41.6x and 26.9x for calendar years 2000 and 2001, respectively, based on the implied transaction aggregate value, were each at the high end of the range of multiples for the comparable companies. Based on the analyses, Morgan Stanley calculated an implied reference range for QED common stock of $33.00-$55.00 per share. Morgan Stanley observed that the implied transaction value of $74.38 per share of QED common stock was greater than the implied reference range based on this analysis.

   No company included in the comparable company analysis is identical to either QED or PMC. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of QED and PMC, such as the impact of competition on the businesses of QED and PMC and their industries in general, industry growth and the absence of any material adverse changes in the financial condition and prospects of QED, PMC, the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable group data.

   Comparable Company Float Analysis. Morgan Stanley compared float as a percentage of shares outstanding based on publicly available information for the companies included in the comparable company analysis described above. The following table shows the results of these calculations:

                                                                     Float as a
                                                                     % of Shares
                                                                     Outstanding
                                                                     -----------
   QED..............................................................    16.1%
   PMC..............................................................    94.3%

   Comparable Company Peer Group
   Vitesse Corp.....................................................    98.2%
   TranSwitch Corp..................................................    98.1%
   Altera Corp......................................................    96.7%
   Xilinx, Inc......................................................    96.4%
   LSI Logic Corp...................................................    94.8%
   Applied Micro Circuits Corp......................................    94.6%
   MMC Networks, Inc................................................    83.9%
   Conexant Systems, Inc............................................    83.8%
   Broadcom Corporation.............................................    61.2%
   Marvell Technology Group Ltd.....................................     8.3%

Morgan Stanley noted that QED's float as a percentage of shares outstanding was materially less than most of the selected comparable companies. Morgan Stanley also noted that PMC's float as a percentage of shares outstanding was materially greater than QED's float as a percentage of shares outstanding. Morgan Stanley observed that the materially different float statistics between QED and PMC would be an important consideration given QED's pending initial public offering lock-up expiration and the likelihood that certain QED stockholders would sell shares upon the expiration of the lock-up.

   Analysis of Selected Precedent Transactions. Morgan Stanley compared statistics based on publicly available information for selected transactions in the communications integrated circuits semiconductor sector to the relevant financial statistics for QED. Morgan Stanley analyzed statistics including aggregate value to last twelve month ("LTM") revenue multiples, premium paid to the one month prior share price, premium paid to the 30 day average exchange ratio and premium paid to the 60 day average exchange ratio. The following table lists a sample of the selected precedent transactions:

  Selected Precedent Transactions (Target / Acquiror)

   Burr-Brown Corp. / Texas Instruments Incorporated

   DSP Communications, Inc. / Intel Corp.

   Giga / Intel Corp.

   Level One Communications, Incorporated / Intel Corp.

   Maker Communications, Inc. / Conexant Systems, Inc.

   Ortel Corp. / Lucent Technologies Inc.

   Unitrode Corporation / Texas Instruments Incorporated

   VLSI Technology, Inc. / Koninklijke (Royal) Phillips Electronics N.V.

Based on the analyses, Morgan Stanley estimated a reference range for QED common stock of $12.89- $76.36 per share using aggregate value to LTM revenue multiples, $48.75-$71.25 per share using premium paid to the one month prior share price and $71.24-$102.26 per share using premium paid to the 30 day and 60 day average exchange ratio range. Morgan Stanley observed that the implied transaction value of $74.38 per share of QED common stock was either greater than or within the implied reference ranges based on the analyses.

   No company or transaction utilized in the analysis of selected precedent transactions is identical to QED or PMC or the merger. In evaluating the precedent acquisition transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond the control of QED and PMC, such as the impact of competition on the business of QED, PMC, or the industry generally, industry growth and the absence of any adverse material change in financial condition and prospects of QED, PMC or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

   Discounted Equity Value. Morgan Stanley performed an analysis of the implied present value per share of QED common stock on a standalone basis based on QED's projected future equity value using Morgan Stanley publicly-available equity research analyst projections for QED's future revenue projections. For purpose of this analysis Morgan Stanley calculated an implied present value per share range of $43.00 to $64.00 using a range of revenue multiples of 20x to 30x and a discount rate of 35%. Morgan Stanley observed that the implied transaction value of $74.38 per share of QED common stock was greater than this estimated reference range.

   Relative Contribution Analysis. Morgan Stanley compared QED and PMC stockholders' respective percentage ownership of the combined company to QED's and PMC's respective percentage contribution to the combined company using revenues, gross profit, operating income, net income and market capitalization based on Morgan Stanley publicly-available equity research analyst estimates. Morgan Stanley noted that QED's implied pro forma ownership percentage ranged from 7% to 10% using estimated revenues and gross profit while the implied pro forma ownership percentage ranged from 0% to 4% using operating income, net income and market capitalization. Morgan Stanley noted that the implied pro forma QED ownership of the combined company of 6.6% using the exchange ratio of 0.385x was less than the implied pro forma ownership percentages calculated by Morgan Stanley based on revenues and gross profits and greater than those calculated based on operating income, net income and market capitalization. Based on the analyses, Morgan Stanley calculated an estimated reference range for QED common stock of $26.51-$79.09 per share. Morgan Stanley

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

observed that the implied transaction value of $74.38 per share of QED common stock was within the reference range based on this analysis.

   Pro Forma Merger Analysis. Morgan Stanley analyzed the pro forma impact of the merger on PMC's combined projected revenue per share and earnings per share for calendar year 2000 and 2001. In performing this analysis, Morgan Stanley used Morgan Stanley publicly-available equity research analyst estimates for revenue and earnings projections. Morgan Stanley's analysis indicated that the merger would result in revenue per share accretion for PMC of approximately 4% for calendar year 2000 and 2001 and earnings per share dilution of approximately 6% for calendar year 2000 and 3% for calendar year 2001, excluding goodwill amortization, purchased in-process research and development and other one-time gains and charges, and without giving effect to any synergies from the merger.

   In connection with the review of the merger by QED's board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of QED or PMC. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of QED or PMC. Any estimates contained in Morgan Stanley's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

   Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness of the exchange ratio pursuant to the reorganization agreement from a financial point of view to holders of shares of QED common stock and in connection with the delivery of its opinion dated July 11, 2000 to QED's board of directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of common stock of QED or PMC might actually trade.

   The exchange ratio pursuant to the reorganization agreement was determined through arm's length negotiations between QED and PMC and was approved by QED's board of directors. Morgan Stanley provided advice to QED during these negotiations. Morgan Stanley did not, however, recommend any specific exchange ratio to QED or that any given exchange ratio constituted the only appropriate exchange ratio for the merger.

   In addition, Morgan Stanley's opinion and its presentation to QED's board of directors was one of many factors taken into consideration by QED's board of directors in deciding to approve the merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of QED's board of directors with respect to the exchange ratio or of whether QED's board of directors would have been willing to agree to a different exchange ratio.

   QED's board of directors retained Morgan Stanley based upon Morgan Stanley's qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services for both QED and PMC and have received fees for the rendering of these

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

services. In the ordinary course of Morgan Stanley's trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, may trade or otherwise effect transactions, for its own account or for the account of customers in the equity and other securities of QED, PMC or any other parties involved in the merger.

   Under the engagement letter, Morgan Stanley provided financial advisory services and a financial fairness opinion in connection with the merger, and QED agreed to pay Morgan Stanley a customary fee for its services. QED has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, QED has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley's engagement.

Interests of Certain QED Directors, Officers and Affiliates in the Merger

   PMC has agreed that Mr. Cox and Mr. Riordan will continue as QED directors after the merger.

   PMC has agreed to honor QED's obligations under indemnification agreements in effect on July 11, 2000 between QED and its current and former directors and officers and any indemnification provisions of QED's certificate of incorporation and bylaws. PMC has also agreed to provide for indemnification and exculpation provisions in the certificate of incorporation and bylaws of the corporation surviving the merger that are at least as favorable as the indemnification and exculpation provisions contained in QED's certificate of incorporation and bylaws on July 11, 2000, for a period of six years and not to amend, repeal or otherwise modify these provisions in any manner that would adversely affect the rights thereunder of QED's current or former directors or officers or of persons who are employees or agents of QED immediately prior to the completion of the merger, unless such modifications are required by law.

   In addition, PMC has agreed to maintain the levels of QED's directors' and officers' liability insurance for six years from the completion of the merger, covering those persons who were covered by QED's director's and officers' liability insurance policy on July 11, 2000 on terms equivalent in all material respects to those applicable to directors and officers of QED, provided that PMC is not required to pay more than 150% of the last annual premium for QED's insurance. PMC has agreed to guarantee these obligations or make arrangements to have them assumed in the event of a subsequent sale of QED to a third party.

Completion and Effectiveness of the Merger

   The merger will be completed when all of the conditions to completion of the merger are satisfied or waived, including adoption of the reorganization agreement by the stockholders of QED. The merger will become effective upon the filing of a certificate of merger with the State of Delaware.

   PMC and QED are working towards completing the merger as quickly as possible and hope to complete the merger promptly after the QED special stockholders meeting.

Structure of the Merger and Conversion of QED Common Stock

   In accordance with the reorganization agreement and Delaware law, Penn Acquisition Corp., a wholly-owned subsidiary of PMC, will be merged with and into QED. As a result of the merger, the separate corporate existence of Penn Acquisition Corp., will cease and QED will survive the merger as a wholly-owned subsidiary of PMC.

   Upon completion of the merger, each outstanding share of QED common stock, other than shares held by PMC and its subsidiaries, will be converted into the right to receive 0.385 of a fully paid and nonassessable share of PMC common stock. The exchange ratio will be proportionately adjusted for any future stock split, stock dividend or similar event with respect to QED common stock or PMC common stock effected between the date of the reorganization agreement and the completion of the merger.

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

   No certificate or scrip representing fractional shares of PMC common stock will be issued in connection with the merger. Instead, QED stockholders will receive cash, without interest, in lieu of the fraction of a share of PMC common stock they would otherwise receive equal to the product of the fraction and the average closing price of one share of PMC common stock for the five most recent trading days before the effective time of the merger.

Exchange of QED Stock Certificates for PMC Stock Certificates

   When the merger is completed, the exchange agent will mail to you a letter of transmittal and instructions for use in surrendering your QED stock certificates in exchange for PMC stock certificates. When you deliver your QED stock certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, your QED stock certificates will be canceled and you will receive PMC stock certificates representing the number of full shares of PMC common stock to which you are entitled under the reorganization agreement. You will receive payment in cash, without interest, in lieu of any fractional shares of PMC common stock which would have been otherwise issuable to you as a result of the merger calculated as provided in the preceding paragraph.

   You should not submit your QED stock certificates for exchange unless and until you receive the transmittal instructions and a form of letter of transmittal from the exchange agent.

   You are not entitled to receive any dividends or other distributions on PMC common stock until the merger is completed and you have surrendered your QED stock certificates in exchange for PMC stock certificates.

  . If there is any dividend or other distribution on PMC common stock with a record date after the completion of the merger and a payment date prior to the date you surrender your QED stock certificates in exchange for PMC stock certificates, you will receive it with respect to the number of whole shares of PMC common stock issued to you promptly after they are issued.

  . If there is any dividend or other distribution on PMC common stock with a record date after the completion of the merger and a payment date after the date you surrender your QED stock certificates in exchange for PMC stock certificates, you will receive it with respect to the number of whole shares of PMC common stock issued to you promptly after the payment date.

   PMC will only issue a PMC stock certificate or a check in lieu of a fractional share in a name other than the name in which a surrendered QED stock certificate is registered if you present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership and show that you paid any applicable stock transfer taxes.

Material United States Federal Income Tax Considerations of the Merger

   The following discussion summarizes the material federal income tax considerations of the merger that are generally applicable to holders of QED common stock in exchanging their QED common stock for PMC common stock. QED stockholders should be aware that the following discussion does not deal with all federal income tax considerations that may be relevant in light of their particular circumstances, such as stockholders who are dealers in securities, who are foreign persons or who acquired their QED common stock through stock option or stock purchase programs or in other compensatory transactions, who hold their shares of QED common stock as part of a hedge, straddle or other risk reduction, constructive sale or conversion transaction, or who do not hold their QED common stock as a capital asset. In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws. Finally, the following discussion does not address the tax consequences of transactions occurring prior to or after the merger (whether or not such transactions are in connection with the merger) including, without limitation, the exercise of options or rights to purchase QED common stock in anticipation of the merger. Accordingly, QED stockholders are urged to consult their own tax advisor as to the specific tax consequences to them resulting from the merger, including the applicable federal, state, local and foreign tax consequences to them of the merger.

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

   The following discussion, as well as the tax opinions referred to below to be delivered upon completion of the merger, are based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations, judicial authority and administrative rulings and practice, all as of the date hereof in the case of the following discussion, and all as of the effective time in the case of such tax opinions. The IRS could adopt a contrary position. In addition, future legislative, judicial or administrative changes or interpretations could adversely affect the accuracy of the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the merger to PMC, Penn Acquisition Corp., QED and/or their respective stockholders.

   In the opinion of Wilson Sonsini Goodrich & Rosati, P.C., counsel to PMC, and Cooley Godward LLP, counsel to QED, the merger will qualify as a reorganization under section 368(a) of the Code. As a result, subject to the limitations and qualifications referred to herein:

  . The holders of QED common stock will recognize no gain or loss upon the receipt of PMC common stock solely in exchange for their QED common stock in the merger, except with respect to cash received in lieu of fractional shares of PMC common stock.

  . The aggregate tax basis of the PMC common stock received by the QED stockholders in the merger will be the same as the aggregate tax basis of the QED common stock surrendered in exchange therefor (reduced by any basis allocable to fractional shares for which cash is received).

  . The holding period of the PMC common stock received by each QED stockholder in the merger will include the holding period of the QED common stock surrendered in exchange therefor.

  . A holder of QED common stock receiving cash in the merger in lieu of a fractional interest in PMC common stock will be treated as if such holder actually received such fractional share interest which was subsequently redeemed by PMC. A QED stockholder should recognize gain or loss with respect to a cash payment in lieu of a fractional share measured by the difference, if any, between the amount of cash received and the basis in such fractional share.

  . Neither PMC, Penn Acquisition Corp. nor QED will recognize gain or loss solely as a result of the merger.

   Neither PMC nor QED has requested a ruling from the IRS in connection with the merger. It is a condition to QED's obligation to consummate the merger that PMC and QED each receive opinions from their respective counsel that the merger will constitute a reorganization within the meaning of section 368(a) of the Code for federal income tax purposes. The tax opinions neither bind the IRS nor preclude the IRS from adopting a contrary position. The tax opinions expressed herein, as well as those to be delivered upon consummation of the merger, are subject to certain assumptions and qualifications and are based in part on the truth and accuracy of certain representations of PMC, QED and Penn Acquisition Corp.

   A successful IRS challenge to the reorganization status of the merger would result in QED stockholders recognizing gain or loss. The amount of gain or loss for each share of QED common stock surrendered would equal the difference between the stockholder's basis in each share and the fair market value, as of the time of the merger, of the PMC common stock and any other consideration received in exchange. QED stockholders' aggregate basis in the PMC common stock so received would equal its fair market value, and the stockholders' holding period for such stock would begin the day after the merger. However, even in the event of a successful IRS challenge to the reorganization status of the merger, neither PMC, Penn Acquisition Corp. nor QED would recognize gain or loss solely as a result of the merger.

Accounting Treatment of the Merger

   PMC intends to account for the merger as a pooling of interests. Under the pooling of interests method of accounting, each of PMC's and QED's historical recorded assets and liabilities will be carried forward to the combined company at their recorded amounts. In addition, the operating results of the combined company will

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

include PMC's and QED's operating results for the entire fiscal year in which the merger is completed and PMC's and QED's historical reported operating results for prior periods will be combined and restated as the operating results of the combined company.

Regulatory Filings and Approvals Required to Complete the Merger

   The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 which prevents this transaction from being completed until required information and materials are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and related waiting period ends. PMC and QED have made the required filings with the Department of Justice or the Federal Trade Commission but the applicable waiting periods have not yet ended. PMC and QED intend to comply with all requests for information from any government entity.

Restrictions on Sales of Shares by Affiliates of QED and PMC

   The shares of PMC common stock to be issued in connection with the merger will be registered under the Securities Act of 1933 and will be freely transferable under the Securities Act, except for shares of PMC common stock issued to any person who is deemed to be an affiliate of either PMC or QED on June 30, 2000. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control of either PMC or QED and may include some of each company's respective officers and directors, as well as some of each company's respective principal stockholders. Some affiliates of QED and PMC entered into affiliate agreements in connection with the merger. Affiliates may not sell their shares of PMC common stock acquired in connection with the merger except under:

  . an effective registration statement under the Securities Act covering the resale of those shares;

  .  an exemption under of Rule 145(d) under the Securities Act; and

  .  any other applicable exemption under the Securities Act.

   This proxy statement-prospectus does not cover the resale of shares of PMC common stock to be received by affiliates in the merger.

   Under the affiliate agreements, each of these persons has agreed not to sell or otherwise dispose of, or to reduce their risk relative to, any shares of QED or PMC common stock owned by them during the period beginning 30 days prior to the merger and ending after PMC publicly announces financial results covering at least 30 days of combined operations of PMC and QED. PMC will be entitled to place appropriate legends on the certificates evidencing any PMC common stock to be received by these persons and to issue stop transfer instructions to the transfer agent for the PMC common stock. These persons have also acknowledged the resale restrictions imposed by Rule 145 under the Securities Act on shares of PMC common stock to be received by them in the merger.

Nasdaq Listing of PMC Common Stock to be Issued in the Merger

   PMC will list the shares of PMC common stock to be issued in the merger on the Nasdaq National Market.

Delisting and Deregistration of QED Common Stock after the Merger

   If the merger is completed, QED common stock will be delisted from the Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934.

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

                          THE REORGANIZATION AGREEMENT

Conditions to Completion of the Merger

   In addition to the conditions applicable to either PMC or QED set forth below, PMC's and QED's obligations to complete the merger are subject to the satisfaction or waiver of each of the following conditions:

  . the reorganization agreement must be adopted by the requisite vote of the holders of QED common stock entitled to vote;

  . PMC's registration statement, of which this proxy statement-prospectus forms a part, must be effective, no stop order suspending its effectiveness must be in effect, and no proceedings for suspension of its effectiveness or similar proceeding in respect of this document, must be pending before or threatened in writing by the SEC;

  . no law, rule, regulation, injunction or other order may have been enacted or issued which has the effect of making the merger illegal or otherwise prohibiting consummation of the merger; and

  . all applicable waiting periods under antitrust laws relating to the merger must have expired or been terminated.

   QED's obligation to complete the merger is subject to the satisfaction or waiver of each of the following additional conditions:

  . with certain exceptions, PMC's representations and warranties must have been accurate in all respects as of July 11, 2000 and must be accurate as of the date the merger is to be completed as if made at and as of such date, except:

    . that if any one or more of these representations and warranties are not accurate but the effect in each case, or in the aggregate, of the inaccuracies of these representations and warranties specifically set forth in the reorganization agreement that must be correct in all material respects as of July 11, 2000 and as of the date the merger is to be completed, is that there is not a material adverse effect on PMC on the date that the merger is consummated (ignoring for the purpose of this analysis "materiality" and "material adverse effect" qualifiers in such representations and warranties), then this condition will be deemed satisfied;

    . for inaccuracies arising from changes or actions contemplated by the reorganization agreement; and

    . to the extent PMC's representations and warranties address matters only as of a particular date, in which case they must have been accurate as of that date;

  . PMC must have performed or complied with in all material respects all of the agreements and covenants required by the reorganization agreement to be performed or complied with by PMC at or before completion of the merger;

  . each of PMC and QED must have received from their respective tax counsel in form and substance reasonably satisfactory to PMC or QED, as the case may be, an opinion to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

  .  there must be no material adverse effect on PMC since March 31, 2000.

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

   PMC's obligation to complete the merger is subject to the satisfaction or waiver of each of the following additional conditions:

  . with certain exceptions, QED's representations and warranties must have been accurate in all respects as of July 11, 2000 and must be accurate as of the date the merger is to be completed as if made at and as of such date, except:

    . that if any one or more of these representations and warranties are not accurate but the effect in each case, or in the aggregate, of the inaccuracies of these representations and warranties is that there is not a material adverse effect on QED on the date that the merger is consummated (ignoring for the purpose of this analysis "materiality" and "material adverse effect" qualifiers in such representations and warranties), then this condition will be deemed satisfied;

    . for inaccuracies arising from changes or actions contemplated by the reorganization agreement; and

    . to the extent QED's representations and warranties address matters only as of a particular date, in which case they must have been accurate as of that date,

  . QED must have performed or complied with in all material respects all of the agreements and covenants required by the reorganization agreement to be performed or complied with by QED at or before completion of the merger;

  .  there must be no material adverse effect on QED since March 31, 2000;

  . each of QED's affiliates shall have entered into an affiliate agreement and each of the agreements shall be in full force and effect as of the date of the merger;

  . PMC shall have received from QED a copy of a letter issued by QED's independent accountants addressed to QED in substance reasonably satisfactory to PMC to the effect that QED's independent accountants concur with QED management's conclusion that no conditions related to QED exist that would preclude PMC from accounting for the merger as a pooling of interests; and

  . PMC shall have received from its independent accountants a copy of a letter addressed to PMC in substance reasonably satisfactory to PMC to the effect that its independent accountants concur with PMC management's conclusion that PMC can account for the merger as a pooling of interests.

Representations and Warranties

   PMC and QED each made a number of representations and warranties in the reorganization agreement regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the merger.

   The representations and warranties given by QED cover the following topics, among others, as they relate to QED:

  .  QED's corporate organization and its qualification to do business;

  .  QED's certificate of incorporation and bylaws;

  .  QED's capitalization;

  . QED's corporate authority to enter into, and carry out the obligations under, the reorganization agreement and the enforceability of the reorganization agreement;

  . absence of a breach of QED's charter, bylaws or material agreements as a result of the merger;

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

  .  QED's receipt of regulatory approvals required to complete the merger;

  . QED's compliance with applicable laws and its receipt of material permits required to conduct its business;

  .  QED's forms and reports filed with the Securities and Exchange
     Commission;

  .  QED's financial statements;

  .  QED's liabilities;

  .  changes in QED's business since March 31, 2000;

  .  litigation involving QED;

  .  QED's employee benefit plans;

  . information supplied by QED for use in the registration statement of which this proxy statement-prospectus forms a part;

  .  restrictions on the conduct of QED's business;

  . QED's title to the properties it owns and the enforceability of its leases;

  .  QED's taxes and tax returns;

  . payment by QED of fees to brokers in connection with the reorganization agreement;

  .  QED's intellectual property;

  .  QED's material agreements, contracts and commitments;

  .  the opinion of QED's financial advisor;

  .  approval of the board of directors of QED;

  .  the vote required for the adoption of the reorganization agreements;

  . the taking by QED of any action that would impact the treatment of the merger as a pooling of interests;

  .  QED's customers;

  .  labor matters related to QED;

  .  environmental matters related to QED;

  .  QED's insurance policies; and

  .  state takeover statutes not applying to the merger.

   The representations and warranties given by PMC cover the following topics, among others, as they relate to PMC and its subsidiaries:

  . corporate organization, qualification to do business and ownership of other entities;

  .  certificate of incorporation and bylaws;

  .  capitalization;

  .  forms and reports filed with the Securities and Exchange Commission;

  .  financial statements;

  .  liabilities;

  .  changes in PMC's business since March 31, 2000;

  .  litigation affecting PMC or its ability to complete the merger;

  . information supplied by PMC for use in the registration statement of which this proxy statement-prospectus forms in part; and

  .  the treatment of the merger as a pooling of interests.

   The representations and warranties in the reorganization agreement are complicated and not easily summarized. You are urged to carefully read the articles of the reorganization agreement entitled "Representations and Warranties of Company" and "Representations and Warranties of Parent and Merger Sub."

QED's Operation of Business Before Completion of the Merger

   QED has agreed that until the earlier of the completion of the merger or the termination of the reorganization agreement, unless PMC consents in writing, QED will operate its business in the ordinary course and in substantially the same manner as previously conducted and in substantial compliance with all applicable laws and regulations, pay its debts and taxes and other material obligations when due (subject to good faith disputes over such obligations) and use its commercially reasonable efforts consistent with past practices and policies to:

  .  preserve intact its current business organization;

  .  keep available the services of its current officers and employees; and

  . preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

   QED has also agreed that until the earlier of the completion of the merger or the termination of the reorganization agreement, unless PMC consents in writing, QED will not do any of the following:

  . with certain exceptions, waive any stock repurchase rights, accelerate, amend or change the period of exercisability of any options, or reprice any options;

  .  with certain exceptions, grant any severance or termination pay;

  . transfer or license its intellectual property other than in the ordinary course of business;

  . declare, set aside or pay any dividends or make other distributions on its capital stock;

  . with certain exceptions, purchase, redeem or otherwise acquire any shares of capital stock;

  . with certain exceptions, issue, deliver, sell, authorize, pledge or encumber any shares of capital stock;

  . cause, permit or submit to a vote of its stockholders any amendment to its certificate of incorporation or bylaws;

  .  acquire or agree to acquire another entity or business;

  . with certain exceptions, sell, lease, license, encumber or dispose of its assets other than in the ordinary course of business;

  .  incur or guarantee any indebtedness for borrowed money;

  . adopt or amend any employee benefit plan or any employee stock purchase or stock option plan or enter into any employment relationship other than in the ordinary course of business;

  . pay, discharge, settle or satisfy any litigation other than in the ordinary course of business;

  . release or fail to enforce confidentiality or nondisclosure provisions of any agreement with any person;

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

  . modify, amend or terminate contracts related to intellectual property or any other material contracts;

  . except as required by GAAP, revalue assets or change accounting methods, principles or practices;

  .  enter into any contracts requiring a payment of more than $3 million;

  . engage in any action that would reasonably be expected to cause the merger to fail to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code;

  . engage in any action that would reasonably be expected to interfere with PMC's ability to account for the merger as a pooling of interests;

  . make any tax election or accounting method change inconsistent with past practice that would adversely affect any material tax liability; or

  . engage in any action with the intent to adversely impact the transactions contemplated in the reorganization agreement.

   The agreements related to the conduct of QED's business in the reorganization agreement are complicated and not easily summarized. You are urged to carefully read the article of the reorganization agreement entitled "Conduct Prior to the Effective Time."

PMC's Conduct of Business Before Completion of the Merger

   PMC has agreed that until the earlier of the completion of the merger or termination of the reorganization agreement, unless QED consents in writing, PMC will not engage in any action that would reasonably be expected to:

  .  cause the merger to fail to qualify as a tax-free reorganization under
     Section 368(a) of the Internal Revenue Code; or

  . interfere with PMC's ability to account for the merger as a pooling of interests.

No Solicitation Involving QED

   QED has agreed that until the merger is completed or the reorganization agreement is terminated, subject to limited exceptions, neither it nor any of its subsidiaries, nor any of its officers, directors, investment bankers or other related parties, will, directly or indirectly:

  . solicit or initiate or knowingly encourage or induce the making, submission or announcement of any acquisition proposal, as defined below;

  . participate in any discussions or negotiations regarding any acquisition proposal;

  . knowingly furnish to any person any information with respect to any acquisition proposal;

  . knowingly take any other action that would be reasonably expected to lead to any acquisition proposal;

  . approve, endorse or recommend any acquisition proposal without complying with the provisions described below; or

  . enter into any letter of intent or similar document or any contract, agreement or commitment providing for an acquisition transaction, as defined below.

   Notwithstanding the foregoing provisions, between the date of the reorganization agreement and at any time prior to the adoption of the reorganization agreement by QED's stockholders, QED and its officers, directors, investment bankers and other related parties may furnish information regarding QED to, enter into a confidentiality agreement with, or enter into discussions or negotiations with, or enter into a definitive acquisition agreement with any person or group in response to an acquisition proposal that constitutes a superior offer submitted by the person or group, if all of the following conditions are met:

  .  the acquisition proposal has not been withdrawn;

  . neither QED nor any of its representatives has breached the nonsolicitation provisions contained in the reorganization agreement prior to and in connection with such acquisition proposal;

  . QED's board of directors concludes in good faith, after consultation with its outside legal counsel, that the action is required in order for QED's board of directors to comply with its fiduciary obligations to its stockholders under applicable law;

  . at least 48 hours prior to furnishing any information to, entering into a confidentiality agreement with, or entering into discussions or negotiations with the person or group, QED gives PMC written notice of the identity of the person or group and of QED's intention to take these actions, and QED receives from the person or group an executed agreement with confidentiality provisions at least as restrictive as the confidentiality agreement between QED and PMC; and

  . contemporaneously with furnishing any information to the person or group, QED furnishes the same information to PMC, to the extent this information has not been previously furnished by QED to PMC.

   QED has agreed to provide PMC at least 24 hours prior notice of a meeting of its board of directors in which its board of directors is expected to consider a superior offer and to provide PMC at least two business days prior written notice (or lesser notice given to the board) of a meeting of its board of directors in which its board of directors is expected to recommend a superior offer to its stockholders.

   QED has agreed to promptly inform PMC of any request received by QED for information which QED reasonably believes would lead to an acquisition proposal, or of any acquisition proposal, or any inquiry received by QED with respect to or which QED reasonably believes would lead to any acquisition proposal, including the following:

  . the material terms and conditions of such request, acquisition proposal or inquiry; and

  . the identity of the person or group making any the request, acquisition proposal or inquiry.

   QED has further agreed to keep PMC informed in all material respects of the status and details, including material amendments or proposed amendments, of any such request, acquisition proposal or inquiry.

   Under the reorganization agreement, QED's board of directors is allowed to withhold, withdraw, modify, amend, change or refrain from making its recommendation in favor of adoption of the reorganization agreement if neither QED nor any of its representatives has breached the non-solicitation provisions of the reorganization agreement prior to and in connection with the proposed changing of the recommendation, and QED's board of directors concludes in good faith, after consultation with its outside legal counsel, that the withholding, withdrawing, amending, modifying, changing or refraining from making its recommendation is required in order for QED's board of directors to comply with its fiduciary obligations to QED's stockholders under applicable law; provided that PMC is given at least 48 hours prior written notice (or any lesser notice that is provided to QED's board) of any public announcement of any such matter and the opportunity to meet with QED and its counsel. Regardless of whether there has been a superior offer or any change or other action described above, QED is obligated under the reorganization agreement to hold and convene the QED special meeting.

   An "acquisition proposal" is any offer or proposal, other than an offer or proposal by PMC, contemplating any acquisition transaction. An "acquisition transaction" is any transaction or series of related transactions (other than the transactions contemplated by the reorganization agreement) that constitutes:

  . any acquisition or purchase from QED by any person or "group", as defined under Section 13(d) of the Securities Exchange Act, of more than a 15% interest in the total outstanding voting securities of

     QED or any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of the total outstanding voting securities of QED;

  . any merger, consolidation, business combination or similar transaction involving QED in which the stockholders of QED immediately preceding the transaction hold, directly or indirectly, less than 85% percent of the equity interests in the surviving or resulting entity or in any parent entity;

  . any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 25% percent of the assets of QED; or

  . any liquidation or dissolution of QED with a similar effect as any of the above transactions.

   A "superior offer" is any bona fide written acquisition proposal not received in violation of the non- solicitation provisions contained in the reorganization agreement for at least a majority of the outstanding shares of QED common stock on terms that QED's board of directors determines in its good faith judgment, after consultation with a financial advisor of nationally recognized reputation and taking into account all the known terms and conditions of the acquisition proposal, that are more favorable to QED's stockholders than the terms of the merger involving PMC. However, an acquisition proposal will not be considered a superior offer if any financing required to consummate the transaction contemplated by that acquisition proposal is not committed and is not likely in the judgment of QED's board of directors to be obtained by the entity making that acquisition proposal on a timely basis.

Other Matters Prior to the Completion of the Merger

   QED's Employee Benefit Plans. QED is required to terminate, effective as of the day immediately before completion of the merger, any and all of its 401(k) plans. QED's employees will be eligible to participate in a 401(k) plan sponsored by PMC no later than the first day of the next commencing month immediately after the completion of the merger.

   Upon the consummation of the merger, PMC will provide QED's employees with employee benefits that are the same as similarly situated employees of PMC, including as to location. PMC will provide QED's employees with credit for service with QED for purposes of eligibility and vesting under each employee benefit plan maintained by PMC or its subsidiaries after completion of the merger to the extent of their service with QED, unless such credit would result in duplication of benefits.

   Treatment of QED Stock Options. Upon completion of the merger, each outstanding option to purchase QED common stock will be assumed by PMC and will be converted, in accordance with its terms, into an option to purchase the number of whole shares of PMC common stock equal to 0.385 times the number of shares of QED common stock to which the option is related immediately prior to the completion of the merger, rounded down to the nearest whole share. The exercise price will be equal to the exercise price per share of QED common stock subject to the option before conversion divided by 0.385, rounded up to the nearest whole cent. The other terms of each option and the QED option plans referred to above under which the options were issued will continue to apply in accordance with their terms, including any provisions providing for acceleration.

   PMC will file a registration statement on Form S-8 for the shares of PMC common stock issuable with respect to assumed options under the QED stock option plan as soon as is reasonably practicable after the completion of the merger, but in no event more than 10 business days after the completion of the merger.

   QED Employee Stock Purchase Plan. Upon completion of the merger, PMC will assume QED's employee stock purchase plan and all outstanding rights to purchase shares of QED common stock under QED's employee stock purchase plan will be converted into rights to purchase the number of shares of PMC common stock equal to 0.385 times the number of shares of QED common stock held immediately prior to the completion of the merger.

   All converted purchase rights will be assumed by PMC, and each offering period in effect under QED's employee stock purchase plan immediately prior to the completion of the merger will be continued in accordance with the terms of QED's employee stock purchase plan until the end of that offering period. QED's employee stock purchase plan will terminate with the exercise of the last assumed purchase right.

   PMC will allow QED employees to participate in the PMC employee stock purchase plan, subject to the terms and conditions of PMC's employee stock purchase plan, immediately after the completion of the merger.

   QED Warrants. Upon completion of the merger, PMC will assume each outstanding warrant to purchase shares of QED common stock. Each warrant assumed by PMC will continue to have, and be subject to, the same terms and conditions of that warrant immediately prior to the completion of the merger, except that each warrant will be exercisable for that number of shares of PMC common stock that were issuable upon exercise of the warrant immediately prior to the completion of the merger multiplied by 0.385 and the per share exercise price for the shares of PMC common stock will be equal to the quotient determined by dividing the exercise price per share immediately prior to the completion of the merger by 0.385.

   Indemnification. PMC has agreed to honor QED's obligations under indemnification agreements in effect on July 11, 2000 between QED and its current and former directors and officers and any indemnification provisions of QED's certificate of incorporation and bylaws. PMC has also agreed to provide for indemnification and exculpation provisions in the certificate of incorporation and bylaws of the corporation surviving the merger that are at least as favorable as the indemnification and exculpation provisions contained in QED's certificate of incorporation and bylaws on July 11, 2000, for a period of six years and not to amend, repeal or otherwise modify these provisions in any manner that would adversely affect the rights thereunder of QED's current or former directors or officers or of persons who are employees or agents of QED immediately prior to the completion of the merger, unless such modifications are required by law.

   In addition, PMC has agreed to maintain the levels of QED's directors' and officers' liability insurance for six years from the completion of the merger, covering those persons who were covered by QED's director's and officers' liability insurance policy on July 11, 2000 on terms equivalent in all material respects to those applicable to directors and officers of QED, provided that PMC is not required to pay more than 150% of the last annual premium for QED's insurance. PMC has agreed to guarantee these obligations or make arrangements to have them assumed in the event of a subsequent sale of QED to a third party.

   Tax Matters. Prior to the consummation of the transaction, QED and PMC delivered to Cooley Godward LLP and to Wilson Sonsini Goodrich & Rosati, Professional Corporation, tax representation letters in customary form. PMC and QED will use reasonable efforts prior to and after the completion of the merger to cause the merger to qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

   Action by Board of Directors. Prior to the completion of the merger, the board of directors of PMC, or an appropriate committee of its non-employee directors, will adopt a resolution consistent with Securities and Exchange Commission regulations, rules and interpretations which provides that the assumption of options exercisable for QED common stock, and the receipt of PMC common stock by certain officers and directors of QED, will in each case be exempt from Section 16 of the Securities Exchange Act.

Termination of the Reorganization Agreement

   The reorganization agreement may be terminated at any time prior to completion of the merger, whether before or after the adoption of the reorganization agreement by QED stockholders:

  . by mutual written consent, duly authorized by the boards of directors of PMC and QED;

  . by either PMC or QED, if the merger is not completed by February 15, 2001 for any reason, except that this right to terminate the reorganization agreement is not available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the merger to occur on or before February 15, 2001 if such action or failure to act constitutes a breach of the reorganization agreement;

  . by either PMC or QED, if there is any order, decree, ruling or other action of a governmental entity having the effect of permanently restraining, enjoining or prohibiting the completion of the merger which is final and nonappealable;

  . by either PMC or QED, if the reorganization agreement fails to receive the requisite vote for adoption by the stockholders of QED at the QED special meeting, except that this right to terminate the reorganization agreement is not available to any party if such party's action or failure to act constitutes a breach by such party of the reorganization agreement and such party's action or failure to act has been the cause of the failure to obtain stockholder approval;

  . by QED, upon a breach of any covenant or agreement on the part of PMC in the reorganization agreement, or if any of PMC's representations or warranties are or become inaccurate, in either case, such that the applicable condition to QED's obligation to complete the merger would not be met. However, if the inaccuracy or breach is curable by PMC, and PMC continues to exercise commercially reasonable efforts to cure this inaccuracy, QED may not terminate the reorganization agreement for 30 days after delivery of written notice from QED to PMC of the breach. If the breach is cured during those 30 days, or if QED shall otherwise be in material breach of the reorganization agreement, QED may not exercise this termination right;

  . by PMC, upon a breach of any covenant or agreement on the part of QED set forth in the reorganization agreement, or if any of QED's representations or warranties are or become inaccurate, in either case such that the applicable condition to PMC's obligation to complete the merger would not be met. However, if the inaccuracy or breach is curable by QED, and QED continues to exercise commercially reasonable efforts to cure this inaccuracy PMC may not terminate the reorganization agreement for 30 days after delivery of written notice from PMC to QED of the inaccuracy or breach. If the inaccuracy or breach is cured during those 30 days or otherwise prior to termination of the agreement, or if PMC shall otherwise be in material breach of the reorganization agreement, PMC may not exercise this termination right; and

  .  by PMC if a triggering event shall have occurred.

   A "triggering event" shall occur if:

  . QED's board of directors, or any of its committees, withholds, withdraws or refrains from making, or modifies, amends or changes in a manner adverse to PMC, its recommendation in favor of the adoption of the reorganization agreement;

  . QED fails to include in this proxy statement-prospectus the recommendation of QED's board of directors in favor of the adoption of the reorganization agreement;

  . QED's board of directors fails to reaffirm its recommendation in favor of the adoption of the reorganization agreement within 10 business days after PMC requests in writing that such recommendation be reaffirmed at any time following the public announcement and during the pendency of an acquisition proposal;

  . QED's board of directors, or any of its committees, approves or recommends any acquisition proposal;

  . QED enters into any letter of intent or similar document or any agreement, contract or commitment accepting any acquisition proposal;

  . QED breaches the nonsolicitation provisions of the reorganization agreement in any material respect; or

  . a tender or exchange offer relating to not less than 15% percent of the securities of QED is commenced by a person unaffiliated with PMC, and QED does not send to its securityholders, within 10 business days after such tender or exchange offer is first published, sent or given, a statement disclosing that QED recommends rejection of such tender or exchange offer.

Payment of Termination Fee

   If the reorganization agreement is terminated by PMC because of the occurrence of a triggering event, QED will pay PMC a termination fee of $65 million within one business day after demand by PMC, unless PMC's termination is for QED's material breach of the nonsolicitation provisions of the reorganization agreement and occurs more than 10 days after QED notifies PMC of such breach.

   Further, if prior to the termination of the reorganization agreement by PMC or QED as a result of the QED stockholders' failure to approve the reorganization agreement, a third party has announced an acquisition proposal and has not unconditionally and publicly withdrawn such acquisition proposal prior to the date that is five business days prior to the termination of the reorganization agreement, and within nine months following the termination of the reorganization agreement a company acquisition (as defined below) is consummated, or within such nine-month period QED enters into an agreement or binding letter of intent providing for a company acquisition and such company acquisition is ultimately consummated, QED will pay PMC upon the consummation of such a company acquisition a termination fee of $65 million.

   A "company acquisition" is any of the following:

  . a merger, consolidation, business combination, recapitalization or similar transaction involving QED in which the stockholders of QED immediately preceding the transaction do not hold at least 60% of the aggregate equity interests in the surviving or resulting entity of the transaction or a parent entity following the transaction;

  . a sale or other disposition by QED of assets representing in excess of 60% of the aggregate fair market value of QED's business immediately prior to the sale; or

  . the acquisition by any person or group, including by way of a tender offer or an exchange offer or issuance by QED, directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 60% of the voting power of the then outstanding shares of capital stock of QED.

Extension, Waiver and Amendment of the Reorganization Agreement

   Subject to applicable law, PMC and QED may amend the reorganization agreement at any time by a written amendment signed on behalf of each of PMC and QED.

   Either PMC or QED may in writing extend the other's time for the performance of any of the obligations or other acts under the reorganization agreement, waive any inaccuracies in the other's representations and warranties or documents delivered to the other, and waive compliance by the other with any of the agreements or conditions for the benefit of the waiving party contained in the reorganization agreement.

Voting Agreements

   As a condition to PMC's entering into the reorganization agreement, PMC and each of Bessec Ventures IV LP, Bessemer Venture Investors I LP, Bessemer Venture Partners IV LP, Raymond Kunita, Thomas Riordan, Weiss Peck & Greer Venture Associates IV LLC, Weiss Peck & Greer Venture Associates III LLC, Weiss Peck & Greer Venture Associates IV Cayman LP, WPG Enterprise Fund II LLC, WPG Enterprise Fund III LLC and WPG Information Science Entrepreneur Fund LP entered into voting agreements. By entering into the voting agreements, these QED stockholders have irrevocably appointed the directors of PMC as their sole and exclusive attorneys and proxies, providing such proxy the limited right to vote the shares of QED common stock beneficially owned by these QED stockholders, including shares of QED common stock acquired after the date of the voting agreements, in favor of the adoption of the reorganization agreement. These QED stockholders may vote their shares of QED common stock on all other matters.

   As of the record date, these individuals and entities collectively beneficially owned 9,582,692 shares of QED common stock which represented approximately 36% of the outstanding shares of QED common stock. None of the QED stockholders who are parties to the voting agreements were paid or will be paid additional consideration in connection with them.

   Under these voting agreements, the stockholders also have agreed not to sell the QED common stock and options owned, controlled or acquired, either directly or indirectly, by them until the earlier of the termination of the reorganization agreement or the completion of the merger, unless the transfer is in accordance with any affiliate agreement between the stockholder and PMC and each person to which any shares or any interest in any shares is transferred agrees in writing to be bound by the terms and provisions of the voting agreement, including the proxy.

   These voting agreements will terminate upon the earlier to occur of the termination of the reorganization agreement or the completion of the merger. The form of voting agreement is attached as Annex B.

Affiliate Agreements

   As a condition to PMC's entering into the reorganization agreement, each member of QED's board of directors and some officers and stockholders of QED executed affiliate agreements. Under the affiliate agreements, each of these persons has agreed not to sell or otherwise dispose of, or to reduce their risk relative to, any shares of QED or PMC common stock owned by them during the period beginning 30 days prior to the merger and ending after PMC publicly announces financial results covering at least 30 days of combined operations of PMC and QED.

Noncompetition and Nonsolicitation Agreements

   As a condition to PMC's entering into the reorganization agreement, Mr. Riordan and Mr. Kunita entered into noncompetition agreements with PMC, effective upon the completion of the merger. By entering into these noncompetition agreements, each of these individuals has agreed for 36 months following the completion of the merger not to directly or indirectly engage in or provide services to a business anywhere in the world which develops, manufactures, markets or sells any products which directly compete with products manufactured, marketed or sold by PMC or its subsidiaries at the date that the individual's employment terminates with PMC or its subsidiaries.

   Further, during such period, each of the individuals has agreed not to directly or indirectly attempt to influence any employee of PMC or its subsidiaries to terminate his or her relationship with PMC or its subsidiaries or hire the employee.

Operations After the Merger

   Following the merger, QED will continue its operations as a wholly-owned subsidiary of PMC for some period of time determined by PMC. The stockholders of QED will become stockholders of PMC, and their rights as stockholders will be governed by the PMC certificate of incorporation, as then in effect, the PMC bylaws and the laws of the State of Delaware. See "Comparison of Rights of Holders of QED Common Stock and PMC Common Stock" on page 88 of this proxy statement-prospectus.

                    THE SPECIAL MEETING OF QED STOCKHOLDERS

Date, Time and Place of the Special Meeting

   The special meeting is to be held on August 23, 2000 at 10:00 a.m. at 2500 Augustine Boulevard, Suite 200, Santa Clara, CA 95054.

Stockholder Record Date for the Special Meeting

   QED's board of directors has fixed the close of business on July 25, 2000, as the record date for determination of QED stockholders entitled to notice of and entitled to vote at the special meeting. On the record date, there were 26,691,217 shares of QED common stock outstanding, held by approximately
232 holders of record.

Vote of QED Stockholders Required for Adoption of the Reorganization Agreement

   A majority of the outstanding shares of QED common stock entitled to vote at the special meeting must be represented, either in person or by proxy, to constitute a quorum at the special meeting. The affirmative vote of the holders of at least a majority of QED's common stock outstanding and entitled to vote at the special meeting is required to adopt the reorganization agreement. You are entitled to one vote for each share of QED common stock held by you on the record date on each proposal to be presented to stockholders at the special meeting.

   The QED stockholders who are parties to voting agreements with PMC agreed to vote their shares of QED common stock in favor of the adoption of the reorganization agreement. As of the record date, these stockholders held approximately 9,500,692 shares of QED common stock, which represented approximately 35.6% of all outstanding shares of QED common stock entitled to vote at the special meeting.

   As of the record date for the special meeting, directors and executive officers of QED and their affiliates held approximately 12,422,692 shares of QED common stock, which represented approximately 46.5% of all outstanding shares of QED common stock entitled to vote at the special meeting.

Proxies

   All shares of QED common stock represented by properly executed proxies that QED receives by mail or electronically before or at the special meeting will, unless the proxies are revoked or replaced, be voted in accordance with the instructions indicated on the proxy card or otherwise in accordance with such electronic voting. If no instructions are indicated on a properly executed proxy, the shares will be voted FOR adoption of the reorganization agreement.

   Because adoption of the reorganization agreement requires the affirmative vote of at least a majority of QED's common stock outstanding as of the record date, abstentions, failures to vote and broker non-votes will have the same effect as a vote against adoption of the reorganization agreement.

  . If a properly executed proxy is returned and the stockholder has abstained from voting on adoption of the reorganization agreement, the common stock represented by the proxy will not be considered to have been voted in favor of adoption of the reorganization agreement.

  . If an executed proxy is returned by a broker holding shares of common stock in street name which indicates that the broker does not have discretionary authority to vote on adoption of the reorganization agreement, the shares will be considered to have been voted against adoption of the reorganization agreement. Your broker will vote your shares only if you provide instructions on how to vote by following the directions provided to you by your broker.

   QED does not expect that any matter other than adoption of the reorganization agreement will be brought before the special meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their judgment with respect to those matters, unless authority to do so is withheld in the proxy.

   You may revoke your proxy at any time before it is voted by:

  .  notifying in writing the Secretary of QED;

  .  granting a subsequent proxy; or

  . appearing in person and voting at the special meeting; attendance at the special meeting will not in and of itself constitute revocation of a proxy.

   PMC and QED will equally share the expenses incurred in connection with the printing and mailing of this proxy statement-prospectus. QED will request banks, brokers and other intermediaries holding shares beneficially owned by others to send this proxy statement-prospectus to and obtain proxies from the beneficial owners and will reimburse the holders for their reasonable expenses in so doing.

   You should not send in any stock certificates with your proxies. A transmittal form with instructions for the surrender of stock certificates for QED common stock will be mailed to you as soon as practicable after completion of the merger.

Availability of Accountants

   PricewaterhouseCoopers LLP has acted as QED's independent accountants since 1995. Representatives of PricewaterhouseCoopers LLP are expected to be present at the special meeting, and they will have an opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

                                 THE COMPANIES

PMC's business

   PMC designs, develops, markets and supports high-performance semiconductor networking solutions. PMC's internet protocol, ATM, SONET/SDH, T1/E1/T3/E3, voice over packet and wireless infrastructure products are used in high-speed transmission and networking systems. PMC's products adhere to international standards and are sold on the merchant market either directly or through its worldwide distribution channels.

   We have attached PMC's annual report on Form 10-K for fiscal 1999 in Annex I, which provides a description of PMC's business on pages I-2 through I-14 and other information about PMC on pages I-14 through I-64.

   A description of PMC's properties is provided on page I-14 of PMC's Form 10-K attached at Annex I.

Legal proceedings

   PMC is currently unaware of any material pending legal proceeding, other than ordinary routine litigation incidental to the business, to which PMC or any of its subsidiaries is a party or of which any of their property is the subject.

PMC's financial condition and results of operations

   The annual report contains information about PMC's financial condition and results of operations through fiscal 1999. We have also attached PMC's quarterly report on Form 10-Q as Annex H, which contains information about PMC's financial condition and results of operations through the first quarter of fiscal 2000. You should carefully read the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in those reports. You should also read the sections titled "Financial Statement Schedule" in Form 10-K.

   PMC acquired Toucan, AANetcom, and Extreme since filing its annual report and Extreme since filing its quarterly report. PMC accounted for these transactions using the poolings of interests method. Accordingly, PMC has restated its annual historical financial statements to include these transactions for all prior periods. The restated annual financial statements are attached in Annex E and the restated quarterly financial statements are attached in Annex D. PMC's discussion about market risk from PMC is discussed in the "Quantitative and Qualitative Disclosures About Market Risk" sections on pages I-30 through I-31 in PMC's annual report on Form 10-K attached as Annex I, and page H-18 in its quarterly report on Form 10-Q attached as Annex H.

   You should read the restated financial statements instead of the financial statements on pages I-31 through I-57 of the annual report for fiscal 1999 and H-3 through H-8 of the quarterly report for the first quarter of fiscal 2000. The following table shows the material differences between the income statements included in the annual and quarterly reports, and the related sections titled "Management's Discussion and Analysis of Financial Conditions and Results of Operations" in those reports, and the restated financial statements attached as Annexes D and E.

                               Three Months   Year Ended December 31,
                                  Ended      ----------------------------
                              March 26, 2000   1999      1998      1997
                              -------------- --------  --------  --------
                               (unaudited)         (in thousands)
   Net revenues
     PMC, as previously
      reported...............    $102,807    $262,477  $161,812  $127,166
     Toucan..................                      24       739     1,932
     AANetcom................                     780       830
     Extreme.................          --          --        --        --
                                 --------    --------  --------  --------
     Combined................    $102,807    $263,281  $163,381  $129,098
                                 ========    ========  ========  ========
   Net income (loss)
     PMC, as previously
      reported...............    $ 22,993    $ 90,020  $ (5,945) $ 34,184
     Toucan..................                    (221)   (1,057)      191
     AANetcom................                  (6,210)   (1,733)     (349)
     Extreme.................      (2,847)     (1,987)       --        --
                                 --------    --------  --------  --------
     Combined................    $ 20,146    $ 81,602  $ (8,735) $ 34,026
                                 ========    ========  ========  ========

   These restatements resulted in additional research and development expenditures of approximately $1.4 million, $3.4 million and $6.9 million in fiscal 1997, 1998 and 1999 and $2.0 million in the first quarter of fiscal 2000. Expenses for the year ended December 31, 1999 also include $3.5 million related to additional stock compensation expenses of AANetcom.

   The material balance sheet changes include increases in assets resulting from the restatements of $1.9 million cash and $5.2 million property and equipment as of March 31, 2000, increases of $6.0 million cash and $3.3 million property and equipment as of December 31, 1999 and increases of $7.2 million cash and $2.3 million property and equipment. Extreme capital leases increased liabilities by $4.3 million as of March 31, 2000. Total liabilities increased by $4.0 million as of December 31, 1999.

PMC's announced acquisitions

   Since filing its annual report, PMC has filed reports with the SEC on Form 8-K announcing the signing or closing of acquisitions including the following:

  . On April 6, 2000, PMC acquired Extreme Packet Devices Inc., or Extreme, a British Columbia corporation located in Kanata, Ontario, Canada. Extreme was privately held. Extreme develops semiconductors for high speed Internet Protocol and ATM traffic management at 10 gigabit per second rates. PMC acquired Extreme for shares exchangeable into approximately 2,000,000 shares of PMC stock and PMC stock options in exchange for all the outstanding stock and stock options of Extreme. The transaction was accounted for as a pooling of interests.

  . On June 13, 2000, PMC announced an agreement to acquire Malleable Technologies, Inc., or Malleable, which was completed on June 27, 2000. Malleable is a Delaware corporation located in San Jose, California. Malleable makes digital signal processors for voice-over-packet processing applications which bridge voice and high speed data networks by compressing voice traffic into ATM or Internet Protocol packets.

     PMC purchased the 85% of Malleable that PMC did not already own for approximately 1,250,000 shares of PMC common stock and options to purchase PMC common stock. The purchase price had been determined when PMC invested in Malleable preferred stock in July 1999 and received an option to purchase Malleable. A PMC employee had served as a director of Malleable since the July 1999 investment. PMC will account for the acquisition using the purchase method. While PMC expects to record a charge during the third quarter of 2000 due to the acquisition of in process research and development, the amount of the charge has not yet been determined.

     Malleable's financial statements are attached as Annexes F and G.

  . On July 21, 2000, PMC acquired Datum Telegraphic Inc., or Datum, a British Columbia corporation located in Vancouver, Canada. Datum is privately held. Datum develops semiconductors for wireless base stations. PMC acquired the 92% of Datum which PMC did not already own for approximately 550,000 shares of PMC common stock, 44,000 options to purchase PMC common stock and approximately $17 million cash. PMC will account for the acquisition using the purchase method. PMC expects to record a charge during the third quarter of 2000 due to the acquisition of in process research and development.

PMC's second fiscal quarter financial results

   PMC reported on July 13, 2000 net revenue of $134.1 million, net income of $49.9 million and earnings per share (diluted) of $0.30 for the second fiscal quarter. These results include the operations of Extreme Packet Devices but do not include the results of acquiring Malleable or Datum. PMC's press release included the following consolidated financial information.

                                PMC-SIERRA, INC.

                             SECOND FISCAL QUARTER
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                  (in thousands, except for per share amounts)

                                      Three Months Ended     Six Months Ended
                                  -------------------------- -----------------
                                  June 25, Mar. 26, June 27, June 25, June 27,
                                    2000     2000     1999     2000     1999
                                  -------- -------- -------- -------- --------
Net revenues:
  Networking..................... $127,170 $ 97,753 $ 55,082 $224,923 $102,487
  Non-networking.................    6,938    5,054    4,805   11,992    7,799
                                  -------- -------- -------- -------- --------
Net revenues.....................  134,108  102,807   59,887  236,915  110,286
Cost of revenues.................   27,741   20,551   13,034   48,292   23,954
                                  -------- -------- -------- -------- --------
  Gross profit...................  106,367   82,256   46,853  188,623   86,332
Other costs and expenses:
  Research and development.......   32,655   26,795   15,902   59,450   29,705
  Marketing, general and
   administrative................   19,995   15,131   10,043   35,126   19,677
  Amortization of deferred stock
   compensation:
    Research and development.....    2,968    3,385      697    6,353    1,155
    Marketing, general and
     administrative..............      559      259      175      818      228
  Amortization of goodwill.......      459      459      478      918      956
  Costs of merger................    5,776    7,902       --   13,678       --
                                  -------- -------- -------- -------- --------
Income from operations...........   43,955   28,325   19,558   72,280   34,611
Interest and other income, net...    3,646    3,620    1,134    7,266    2,224
Gain on sale of investments......   22,992    4,117   26,800   27,109   26,800
                                  -------- -------- -------- -------- --------
Income before provision for
 income taxes....................   70,593   36,062   47,492  106,655   63,635
Provision for income taxes.......   20,655   15,916   12,261   36,571   18,989
                                  -------- -------- -------- -------- --------
Net income....................... $ 49,938 $ 20,146 $ 35,231 $ 70,084 $ 44,646
                                  ======== ======== ======== ======== ========
Net income per common share --
 basic........................... $   0.33 $   0.14 $   0.25 $   0.47 $   0.32
                                  ======== ======== ======== ======== ========
Net income per common share --
 diluted......................... $   0.30 $   0.12 $   0.23 $   0.42 $   0.30
                                  ======== ======== ======== ======== ========
Shares used in per share
 calculation -- basic............  149,919  148,362  140,245  149,141  139,462
Shares used in per share
 calculation -- diluted..........  169,002  168,222  152,791  168,612  151,315

--------
(1) The net income per share and number of shares used in the per share calculation for all periods presented reflect the two-for-one stock split that was effective February 2000.
(2) All items in both the 2000 and 1999 periods include the results of Extreme Packet Devices which was acquired in the second quarter of 2000 in a transaction accounted for as a pooling of interests.

                                PMC-SIERRA, INC.

                             SECOND FISCAL QUARTER
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                              June 25, Dec. 26,
                                                                2000     1999
                                                              -------- --------
ASSETS
Current assets:
  Cash and cash equivalents.................................. $126,073 $ 90,055
  Short-term investments.....................................  123,844  106,636
  Accounts receivable, net...................................   64,614   36,170
  Inventories, net...........................................   13,164    7,208
  Deferred income taxes......................................    9,270    9,270
  Prepaid expenses and other current assets..................   11,475    7,496
  Short-term deposits for wafer fabrication capacity.........       --    4,637
                                                              -------- --------
    Total current assets.....................................  348,440  261,472
Property and equipment, net..................................   72,804   48,766
Goodwill and other intangible assets.........................   13,433   15,280
Investments and other assets.................................   13,993   11,827
Deposits for wafer fabrication capacity......................   23,001   14,483
                                                              -------- --------
                                                              $471,671 $351,828
                                                              ======== ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................................... $ 24,926 $ 11,973
  Accrued liabilities........................................   21,239   16,123
  Deferred income............................................   47,413   34,486
  Accrued income taxes.......................................   22,265   25,912
  Current portion of obligations under capital leases and
   long-term debt ...........................................    4,168    2,310
                                                              -------- --------
    Total current liabilities................................  120,011   90,804
Deferred income taxes........................................    9,091    9,091
Noncurrent obligations under capital leases and long-term
 debt........................................................    1,603    3,355
Special shares convertible into 4,016 (1999 - 4,242) common
 stock.......................................................    6,653    6,998
Stockholders' equity.........................................  334,313  241,580
                                                              -------- --------
                                                              $471,671 $351,828
                                                              ======== ========

QED's Business

   QED is a leading developer of high-performance embedded microprocessors that perform information processing in networking/communications infrastructure equipment, business network equipment and consumer network products. QED believes that it has one of the industry's most experienced microprocessor development teams. While QED focuses its development efforts on the high-performance segments of the embedded microprocessor market, it also offers its mature products to the more price sensitive segments of its target markets. QED sells its products directly to systems manufacturers, and outsources the fabrication of its microprocessors to third parties.

QED's Industry Background

Embedded Microprocessors

   Microprocessors are generally thought of as the integrated circuits that perform sophisticated computations and control the flow of information within desktop computers. The majority of microprocessors, however, are hidden, or embedded, in products and systems where they perform specialized tasks. A microprocessor is typically classified by the number of fundamental elements of data, or bits, that it can process at one time. Low-performance 4- and 8-bit embedded microprocessors perform simple tasks in products such as microwave ovens and thermostats. Complex tasks, such as delivering e-mail messages over the Internet or presenting web pages clearly on televisions and printers, require a high level of computing power, which can only be delivered by high-performance 32- and 64-bit embedded microprocessors.

   High-performance embedded microprocessors are configured in a system much like a small, general-purpose computer and must support advanced software operating systems and high-level programming languages to enable complex application software. Uses for high-performance embedded microprocessors include networking/communications infrastructure equipment, such as routers and switches; business network equipment, such as laser printers, network computers and data storage systems; and consumer network products, such as Internet-enabled televisions and cable modems.

   While the desktop microprocessor market is dominated by Intel Corporation's "x86" complex instruction set computing, or CISC, architecture, several microprocessor architectures have emerged within the high-performance embedded microprocessor market. A microprocessor's architecture refers to its fundamental operations and organization, which enable it to perform computations and to control the flow of information. Embedded microprocessors achieve high performance and silicon-area efficiency because they are based on reduced instruction set computing, or RISC, architectures. A leading RISC architecture is known as MIPS. Microprocessors based on the MIPS architecture standard have been developed for applications ranging from game consoles such as the Sony Playstation, to routers and switches, to multiprocessor enterprise servers. The MIPS architecture is widely supported by independent suppliers of software and hardware.

Market Opportunity for High-Performance Embedded Microprocessors

   In addition to the increased volume of network traffic, the emergence of multimedia and streaming audio and video content and transaction-intensive e-commerce web sites have strained the ability of networks to process and transmit information quickly. These factors have created the need for increased network capacity, or bandwidth. Advances in communication technology are helping to alleviate bandwidth constraints by providing higher transmission capacity. To accommodate this increased demand for bandwidth, intelligent devices within a network's infrastructure, such as routers and switches, are increasingly required to quickly process greater amounts of more complex information. Network interface devices, such as network printers and cable modems, also require increased processing capacity to more efficiently utilize available bandwidth. All of these devices therefore need high levels of performance from the microprocessors embedded within them.

   As the bandwidth and information transmission capabilities of networks have increased, so have users' expectations for their performance. Network service providers have responded by broadening their product offerings, allowing users to select between varied levels of information transmission service. To provide different levels of service, networking equipment vendors are seeking ways to cost-effectively incorporate more processing capability within their systems. In addition, new data communication standards and protocols are frequently being introduced into network infrastructures to support their expanded capabilities. Hence, networks are now required to support many standards and protocols simultaneously. This increase in complexity requires higher performance as well as increased flexibility from the embedded microprocessors within the devices that manage networks.

   As the popularity of the Internet has increased, more powerful and sophisticated products have emerged to provide additional connections to Internet users. These devices require new generations of high-performance microprocessors that must also meet strict power consumption and heat dissipation requirements as well as the cost constraints of systems manufacturers.

   With growing demands on network capabilities and increasing business and consumer expectations for performance, new generations of high-performance embedded microprocessors are required to enable cost-effective deployment of advanced communications products, both within network infrastructures and at network interfaces.

Markets and Applications

   Each of QED's three target markets is information-intensive and requires high bandwidth and increasing computational performance.

Networking/Communications Infrastructure Equipment

   As greater numbers of devices access intranets and the Internet and the speed of those devices increases, the capacity of network infrastructures must grow to accommodate the increased traffic. In addition, network content is increasingly data-intensive. Although primarily text and graphics-based today, information and services available on networks, particularly the Internet, are increasingly incorporating video and audio. To meet this bandwidth demand:

  .  Internet backbone speeds are being upgraded to higher data rates;

  . high speed Internet access is being deployed to the home through technologies such as xDSL and ISDN;

  .  networks are being upgraded to higher-speed communications protocols;
     and

  . data and voice communications are being unified in the same network infrastructure.

Accordingly, QED designs its newest microprocessors to meet the high-performance needs of the most complex network infrastructure equipment. QED's products are designed into the following network infrastructure applications:

  . Routers. Routers and switch routers direct data and information packets to the correct destinations within a network. High-performance routers are equipped with multiple embedded microprocessors to manage different functions such as routing packets of information, translating between communication protocols and adding higher levels of transmission services to a network.

  . LAN Switches. Local area network, or LAN, switches are intranet network devices that provide a direct connection from the sender of information to the receiver within an intranet. Embedded microprocessors are used to manage information flow through LAN switches. Multiple embedded microprocessors may be used in each LAN switch to increase the data movement capabilities of the switch.

  . Access Servers. The server nearest to a network user is the access server, which uses embedded microprocessors to combine discrete data streams, such as information from individual modem lines, into fewer streams of high-speed data.

  . Network Interface Cards. Network interface cards provide the physical connection between networking equipment and a user's access device. Network interface cards are used at all levels in a network infrastructure from the access server connecting modem, to xDSL or ISDN connections, to high speed routers. Performance increases within network interface cards have been driven by the requirement to make more physical connections in a limited space. Consequently, network interface cards are incorporating high-performance embedded microprocessors, with at least one microprocessor embedded into each.

  . Storage Area Networks. The growth in the amount of critical information processed and stored by businesses has increased the need for more sophisticated data storage systems. Storage area networks have been developed to address this need by distributing data storage over a network of storage devices. The complexity of managing information within storage area networks requires high levels of embedded microprocessor performance.

 Business Network Equipment

   Businesses are increasingly deploying LANs as their central communications infrastructure to perform a range of important tasks such as sending documents, accessing databases and other enterprise-wide information, connecting with vendors and suppliers on-line and connecting to larger networks, including the Internet. Highly sophisticated business network equipment has been developed to manage these tasks at the network interface. Designers of business network equipment generally require moderate to high processing performance, but must balance this need against the power consumption and cost of the microprocessor embedded into their products. Products within this market include:

  . Printers. QED believes that printers will continue to require additional embedded microprocessor performance to manage increases in print speed, image complexity and the addition of color. Multifunction printers can combine the functions of copiers, scanners, fax equipment and printers in one device. All of these devices incorporate embedded microprocessors for processing the increasingly sophisticated data comprising color images, web sites and other network content.

  . Network Computers. The primary purpose of a network computer is to serve as an input/output device for accessing information stored on a network. Network computers are designed to be less expensive than traditional desktop computers. The processing capability of a network computer is optimized by an embedded microprocessor's ability to move and format data for presentation to the user.

  . Disk Arrays. Disk arrays have been developed in response to the increasing volume of data being stored by businesses. They consist of multiple hard drives configured to operate like a single, large disk drive. Servers can read data from drive arrays faster and achieve greater protection from data loss relative to traditional hard drives. Microprocessors are used in disk arrays to control the flow of data among their component hard drives and the server.

 Consumer Network Products

   A new class of network products has been developed to provide consumers with additional means of accessing the Internet beyond desktop computers. Because these are retail products, most suppliers to this market are sensitive to the price of the microprocessors that they incorporate into their products. They are also concerned with the power consumption and heat dissipation of the microprocessors because the devices into which they are installed are often relatively small. There are two principal categories of products in this market:

  . Consumer Internet Appliances. Products such as set-top boxes provide an alternative way to access the Internet through services such as WebTV and are designed to be significantly easier to install and operate and less expensive than a PC. These devices may offer a range of services such as digital recording and customization for each user. The challenge in this market is to offer full-speed multimedia performance at competitive prices. QED believes that as expectations for the performance of Internet appliances rise and as multimedia information on the Internet becomes more sophisticated, the need for increased performance provides a significant opportunity for QED's products.

  . Digital Network Transmission Products. In order to access new digital data services, two classes of products, the cable modem and the "x" digital subscriber line, or xDSL, modem, have been developed. Cable modem and xDSL modem technology offer significantly higher network speeds than analog modems, therefore requiring higher microprocessor performance to manage information flow. Some cable television operators are upgrading their networks to enable two-way communications through the use of a cable modem. High speed access services such as Excite@Home have also emerged to provide network infrastructure and services to cable modem customers. In addition, xDSL modem technology has been developed to provide high speed digital communications through existing telephone lines to the home. This service may be offered in areas where the local telephone switch network has been upgraded to offer digital service.

 Products

   The following chart summarizes QED's line of microprocessor products:

           Product      System
Product  Introduction Performance    Memory    Interface   Target Application
-------  ------------ ----------- ------------ --------- -----------------------
RM5230     Q3 1997      175MHz      16K/16K     32-bit   Consumer
RM5260     Q3 1997      175MHz      16K/16K     64-bit   Business
RM5270     Q4 1997      200MHz      16K/16K     64-bit   Networking
RM5231     Q3 1998      250MHz      32K/32K     32-bit   Business and Consumer
RM5261     Q3 1998      266MHz      32K/32K     64-bit   Business
RM5271     Q3 1998      300MHz      32K/32K     64-bit   Networking and Business
RM7000     Q4 1998      266MHz    16K/16K/256K  64-bit   Networking and Business
RM7000     Q1 2000      300MHz    16K/16K/256K  64-bit   Networking and business

   In the above table, product introduction refers to the calendar quarter in which the product was first commercially shipped. Performance indicates maximum available execution speed. Memory indicates the amount of memory contained in the instruction cache and data cache, and for the RM7000, in the level-two cache. System interface indicates the width of the microprocessor's path to external input/output and memory devices.

 QED Products

   In 1997, QED introduced the first microprocessors supplied directly by QED, which it named RISCMark-TM-. As of June 30, 2000, QED has introduced three generations of products, all of which are in production:

   RM5230, RM5260 and RM5270. Introduced in 1997, this series of products is based on the same microprocessor core. The RM5230 is primarily used by manufacturers of consumer Internet appliances. The RM5260 is a higher-performance, 64-bit version of the RM5230. The 64-bit RM5270, the highest-performance product in the series, supports an external secondary-cache memory interface for more demanding computing applications.

   RM5231, RM5261 and RM5271. This series of products is an upgrade to the RM52x0 series and provides higher execution speeds and additional performance features. The RM52x1 is currently supplied in processing speeds up to 300MHz. These devices are designed to be compatible with the prior generation RM52x0.

   RM7000. The RM7000 is the highest-performance product in QED's product line, and QED believes it is the highest-performance 64-bit embedded microprocessor in commercial production. QED developed the

RM7000 to be the microprocessor core for its new generation of products. This product incorporates significant design and performance enhancements while maintaining compatibility with prior product generations. The RM7000 is incorporated primarily into networking infrastructure products, such as routers and switches. QED's latest version of the RM7000, the RM7000A, boosts yet higher the maximum performance. Production of the RM7000A is scheduled for Q4 2000.

   Licensed Products. QED's initial business model was to develop and license proprietary designs based on a microprocessor architecture developed by MIPS Computer Systems. Under this business model, QED developed five microprocessors under contract with various manufacturers. Since beginning the transition to the new business model in June 1996, QED has not entered into any new third-party licensing agreements and currently has no plans to do so.

Technology

   QED's design efforts are focused on creating high-performance embedded microprocessors based on the MIPS architecture.

 Proprietary MIPS Architecture Designs

   QED's microprocessor designs based on the MIPS architecture use proprietary logic and circuit design techniques to achieve high performance:

   Logic Design. QED's microprocessors use proprietary techniques similar to those used in high-performance workstation and mainframe microprocessor designs, including:

  . superscalar, or parallel, instruction issue, which is a way to increase processor performance by allowing multiple operations to occur simultaneously;

  . multistage pipelines, which are a way to allow operations to be broken down into discrete steps that can then be overlapped;

  . a two-level, integrated, cache memory hierarchy, which is a design that allows instructions and data to be delivered to and processed by a processor's operational units at an average rate substantially greater than that achievable with single-level caches;

  . flexible cache memory management that allows a processor's cache memory to be optimized for a specific application; and

  . dynamic power management that allows elements of the processor not used for a particular operation to be shut down.

   Circuit Design. Rather than using commercially available circuit libraries, QED has developed proprietary circuits that are designed for building high-performance microprocessors. Commercially available circuits are generally optimized for the development of specific purpose integrated circuits and are usually a poor fit for high-performance designs. QED's proprietary circuits that increase speed and/or lower power consumption include:

  . asynchronous circuits, which allow high-speed functional units of the embedded microprocessor to be built in a small area on the integrated circuit;

  . charge/discharge circuits, which allow high-speed operation by minimizing electrical inefficiencies;

  . constant current source circuits, which high-speed performance for the most critical operations; and

  . reduced voltage swing circuits, which use low power for relatively non-critical operations.

 Proprietary Design and Verification Environment

   QED's embedded microprocessor development environment uses a combination of industry standard development tools augmented and integrated together by their proprietary design tools. Some of QED's proprietary tools supplement the capabilities of commercially available tools that are optimized for specific purpose integrated circuit development. Examples of QED's proprietary tools include:

  . a MIPS architecture random-sequence generator/checker, which permits billions of verification operations to be performed on QED's designs prior to manufacture;

  . an in-process design database consistency manager, which permits a full design team to work on the same design simultaneously;

  . a logic synthesizer, which offers more control to the designer than commercially available synthesizers; and

  . semiconductor manufacturing process technology conversion programs, which are designed to permit QED to move its products efficiently from one manufacturer or manufacturing process technology to another.

Research and Development

   QED has assembled a core team of experienced engineers averaging approximately 13 years of microprocessor design experience. As of June 30, 2000, 34 of QED's 61 research and development employees had advanced degrees.

   QED has three design teams. One concentrates on new product development with the objective of developing QED's next generation high performance microprocessor. A second team works on integrating more functions with existing products. The third team transfers products to new manufacturing technologies and modifies existing products to adapt them to new applications. Because QED relies upon third parties to manufacture its products, QED does not use research and development resources on manufacturing process technology.

   QED's research and development expenses were $12.4 million for the year ended June 30, 1999, $9.6 million for the year ended June 30, 1998, and $9.4 million for the year ended June 30, 1997. These expenses consisted primarily of salaries and related costs of employees engaged in ongoing research.

   QED is designing two new microprocessors for end markets requiring a balance between price and performance. The RM7061 will be marketed as a lower-cost version of the RM7000 for consumer Internet appliances. The RM5720 will integrate industry-standard connections and is intended to lower the cost of a high performance system by eliminating the need for an external input/output and memory controller. It will be marketed to networking infrastructure and business network equipment manufacturers.

Customers

   QED has several key customers in each of its three target markets. Because QED leverages its technology across these markets, its products may be incorporated into equipment that is sold in several markets. For example, QED's products are used in WebTV's set top boxes, Hewlett-Packard's printers and Cisco Systems' network switching equipment. Revenue from WebTV, Hewlett-Packard and Cisco, including sales to manufacturing subcontractors, accounted for approximately 27%, 3% and 21% of its total revenue for the nine months ended March 31, 2000. Based on QED's product revenue for the year ended June 30, 2000, its largest customers are:

Aeroflex Inc.                           Extreme Networks, Inc.
Alcatel                                 Hewlett-Packard Company
Arrowpoint                              Lexmark International Group
Cabletron Systems                       Lucent Technologies Inc.
Cisco Systems                           Midway Games Inc.
Cobalt Group, Inc.                      Netscreen Technologies, Inc.
Cosine Communications                   Silicon Graphics, Inc.
Echostar Communications Corporation     Thompson Consumers Electronics
EFI Electronics Corporation             Timeline Vista
Electronic Assembly                     WebTV Networks, Inc.

   Historically, a small number of customers have accounted for a substantial portion of QED's total revenue. Sales to Cisco Systems, WebTV, Integrated Device Technology, Inc. (consisting only of royalty revenue), and Echostar Communications, including sales to their manufacturing subcontractors, accounted for 21%, 27%, 5% and 11%, of QED's total revenue for the nine months ended March 31, 2000 and accounted for 15%, 23%, 20%, and 12% of their total revenue for the year ended June 30, 1999.

   From January 1, 1998 through March 31, 2000, QED achieved 199 design wins with 91 companies. Of these design wins, 71 are in production, and QED believes 23 are considered unlikely to go into production. QED defines a design win as a measurable commitment from a customer to use its products. These measures include parts taken by the customer, a completed printed circuit board design or a funded program that is targeted for production. A particular design win may not result in significant product revenue to QED.

Sales and Marketing

   In North America, QED sells its products through a direct sales force of seven people, with three based in QED's corporate headquarters in Santa Clara, California, one based in a regional office in Research Triangle Park, North Carolina, one based in a regional office in Massachusetts, one based in Boise, Idaho, and one in Europe. QED also sells its products in North America through 13 sales representatives. QED sells its products in Europe through five sales representatives. QED sells their products in Korea through a sales representative, and sells its products in Japan through a distributor. QED's sales effort is supported by a marketing staff of seven and eight applications engineers who work directly with their customers on technical issues.

Manufacturing

   Semiconductor Fabrication. QED uses independent semiconductor manufacturers to fabricate its microprocessors. By subcontracting its manufacturing, QED focuses its resources on product design to eliminate the high cost of owning and operating a semiconductor fabrication facility. This fabless business model also allows QED to take advantage of the research and development efforts of manufacturers, permitting QED to work with those manufacturers offering the most advanced manufacturing processes and competitive prices.

   Taiwan Semiconductor Manufacturing Corporation, or TSMC, at its manufacturing plants in Taiwan and the United States, and IBM Corporation, at its manufacturing plants in the states of Vermont, New York, and

France have manufactured all of QED's products to date. QED currently uses only these two independent manufacturers, and few of QED's products have been manufactured at both manufacturing companies at any given time. As a result, any inability of TSMC or IBM to provide the necessary capacity or output could result in significant production delays, which could seriously harm QED's business. In the event either TSMC or IBM suffers any damage to their manufacturing facilities, or in the event of any other disruption of manufacturing capacity, QED may not be able to qualify alternative manufacturing sources for its products in a timely manner.

   QED has entered into a manufacturing agreement with IBM, which expires no sooner than November 14, 2002. However, the contract does not guarantee any level of production capacity or any particular price. QED operates with TSMC on a purchase order basis and does not have a long-term agreement with TSMC.

   QED's designs are compatible with industry-standard manufacturing processes. QED believes this compatibility permits the use of multiple manufacturers, mitigating the risk of using a single source for a product. QED's products are currently fabricated using .18 micron, .25 micron and .35 micron process technologies. QED continuously evaluates the benefits, on a product by product basis, of migrating to a smaller geometry process technology in order to reduce costs and increase the performance of its embedded microprocessors.

   Testing and Assembly. Initial testing of the silicon wafers containing QED's microprocessors is primarily performed by a subcontractor located in Taiwan. Following completion of initial testing, the silicon wafers are cut into individual semiconductors and assembled into packages. All testing is performed on standard test equipment using proprietary test programs developed by QED's test engineering group. The test facilities are periodically audited to ensure that their procedures remain consistent with those required for the production of leading-edge devices. QED uses subcontractors based in Korea and the Philippines to package its products. QED uses standard, readily available packages for all of its products. Following packaging, a subcontractor performs final testing. QED relies upon third parties to assemble and test substantially all of its products. While QED has not experienced significant problems in the past, this reliance upon third parties could result in product shortages or delays in the future. If these shortages or delays were significant, its customers might seek alternative sources of supply, which could harm its operating results and reputation. Like many companies in the semiconductor industry, QED maintains excess levels of inventory to mitigate the risk of product shortages or delays. Although QED's inventory has been sufficient to cover periodic delays and shortages in the past, their inventory may not be sufficient if a significant production shortage or delay occurs in the future. QED believes that its past experience with production shortages and delays has been generally consistent with industry norms.

   Quality Assurance and Reliability. QED prequalifies each manufacturing plant. QED also participates in quality and reliability monitoring through each stage of the production cycle by reviewing data from its wafer manufacturing plant and assembly subcontractors. QED closely monitors wafer manufacturing plant production to enhance product quality and reliability and yield levels. QED purchases wafers on a fixed-cost basis and, therefore, any improvement in manufacturing yields reduces their cost per product. Like many semiconductor companies, QED has experienced its most significant yield problems with its newer products. The manufacture of new products often requires the implementation of new circuit designs or new manufacturing processes, which generally require time and experience to refine so that acceptable yields are achieved. Other companies have experienced poor yields with respect to mature products, and QED may also experience poor yields on mature products. In general, yield fluctuations on mature products may impact the cost of manufacturing but will not result in product shortages or delays. QED believes that its experience with poor yields has been generally consistent with industry norms.

Competition

   The embedded microprocessor market is intensely competitive and characterized by continual technological change and price erosion. QED expects competition to increase as its target markets continue to grow and to present increasingly attractive business opportunities. Many of its direct and indirect competitors are large corporations with substantially greater technical, financial and marketing resources and name recognition than QED. In addition, many of these competitors have a much larger installed customer base than they do.

   Competition within QED's industry is based on a variety of factors, including:

  .  microprocessor performance;

  .  product functionality;

  .  product price;

  .  product reliability;

  .  software compatibility;

  .  financial strength;

  .  name recognition;

  .  marketing and distribution capability; and

  .  customer support.

   QED believes that it competes favorably with respect to each of these factors.

   QED faces competition from the following sources:

   Other MIPS Licensees. QED licenses the MIPS instruction set architecture on a non-exclusive basis. MIPS Technologies has licensed and, QED believes, will continue to license its technology to other companies that compete or may compete with QED. Other licensees of MIPS Technologies that currently compete with QED in its target markets include NEC Corporation, Toshiba Corporation and Integrated Device Technology.

   Companies Utilizing Alternative Risc Architectures. QED faces competition from companies that use alternative RISC architectures. These architectures include ARM/Strong Arm, developed by ARM Holdings plc and Intel; Hitachi SH, developed by Hitachi; and PowerPC, developed by Motorola, Inc. and IBM. While some of these companies have targeted the lower-end segments of the embedded microprocessor market and, therefore, do not currently compete with QED, these companies may develop products for the high-end segments of the market.

   Companies Utilizing Non-Risc Technologies. The embedded microprocessor market is mostly comprised of companies utilizing RISC technology. Nonetheless, CISC architectures, including the x86 architecture, have been introduced into QED's target markets and represent a source of competition.

   QED believes that its high-end products generally exhibit higher performance, as measured in terms of execution speed, than those of their competitors who license the MIPS instruction set architecture. In addition, QED believes that its latest product, the RM7000, incorporates more memory, measured in terms of kilobytes, than its competitors' current product offerings. QED's competitors who license the MIPS instruction set architecture offer products with a 64-bit interface, as do all of QED's products other than the RM5231. QED's competitors who do not license the MIPS instruction set architecture do not currently offer products with a 64-bit interface.

MIPS License and Intellectual Property

   QED's success and ability to compete is dependent in part upon its proprietary technology. QED relies upon a combination of patent, mask work, copyright, trademark and trade secret laws and other means to protect its technology. QED has four issued patents that expire in 2014 through 2016. QED also seeks to protect its trade secrets and proprietary technology through confidentiality agreements with employees, consultants and other parties.

   QED currently derives and expects to continue to derive a substantial majority of its revenue from the sale of products incorporating microprocessor technology of MIPS Technologies. QED has obtained the right to use this technology in its products under a Technology License Agreement with MIPS Technologies. The technology license granted under this agreement is perpetual and bears a royalty based upon a percentage of QED's revenue derived from sales of products incorporating the licensed technology. QED's breach of this agreement could result in its loss of these rights, which would harm QED's business. QED also depends on MIPS Technologies to enforce these patents against third-party infringement. Because this license is non-exclusive, MIPS Technologies has licensed, and could in the future license, its technologies to third parties, including QED's competitors. If QED's competitors obtain a license from MIPS Technologies on more favorable terms than QED, or if MIPS Technologies fails to enforce its patent rights against infringers, QED might not be able to compete successfully.

Employees

   As of June 30, 2000 QED had a total of 118 employees, including 61 in research and development, 24 in sales and marketing, 18 in manufacturing and 15 in general administration. As of June 30, 2000, QED had 10 contractors in research and development. None of its employees is represented by a collective bargaining agreement or an employment agreement. QED has never experienced any work stoppage. QED considers its relations with its employees to be good.

Facilities

   QED's corporate headquarters, which serves as its principal sales, marketing, research and development and administrative office, occupies 38,593 square feet in two adjacent buildings in Santa Clara, California under a 15,218 square foot lease and a 23,375 square foot lease. The 15,218 square foot lease expires on June 30, 2001, and the 23,375 square foot lease expires on October 31, 2004.

   QED also has small sales offices in Raleigh, North Carolina, Burlington, Massachusetts, Roswell, Georgia and Boise, Idaho. The leases for these offices expire on March 15, 2000, October 14, 2000, October 1, 2000 and December 31, 2001.

   QED believes that its existing facilities are adequate to meet its current needs.

QED's Fourth Fiscal Quarter Financial Results

   QED reported on July 26, 2000 revenues of $16.1 million and net income of $867,000 or $0.03 per share for its fiscal fourth quarter. Revenues for fiscal year 2000 were $48.7 million and the net loss for the fiscal year 2000 was $2.2 million. QED's press release included the following financial information.

                          QUANTUM EFFECT DEVICES, INC.

                            CONDENSED BALANCE SHEETS
                                 (In thousands)
                                  (Unaudited)

                                                             June 30,  June 30,
                                                               2000      1999
                                                             --------  --------
Assets
Current assets:
  Cash and cash equivalents................................. $ 52,502  $  1,442
  Short-term investments....................................    4,042    16,023
  Restricted cash...........................................       --     2,000
  Accounts receivable, net..................................    7,681     3,717
  Inventories...............................................   11,477     2,122
  Prepaid expenses and other current assets.................    2,413       768
                                                             --------  --------
    Total current assets....................................   78,115    26,072

Property and equipment, net.................................    3,741     1,807
Other assets................................................      150        --
                                                             --------  --------
    Total assets............................................ $ 82,006  $ 27,879
                                                             ========  ========

Liabilities and Stockholders' Equity
Current liabilities:
  Borrowings, current portion............................... $  1,156  $  1,140
  Accounts payable..........................................    6,918     3,066
  Accrued expenses and other current liabilities............    5,515     3,350
  Capital lease obligations, current portion................      328       342
                                                             --------  --------
    Total current liabilities...............................   13,917     7,898

Borrowings, non-current portion.............................      726     1,949
Capital lease obligations, non-current portion..............       99       426
                                                             --------  --------
    Total liabilities.......................................   14,742    10,273

Stockholders' equity:
  Preferred stock...........................................       --        14
  Common stock..............................................       27         9
  Additional paid-in capital................................   94,129    43,409
  Note receivable from stockholder..........................      (21)       --
  Deferred stock-based compensation.........................     (335)   (1,462)
  Accumulated deficit.......................................  (26,536)  (24,364)
                                                             --------  --------
    Total stockholders' equity..............................   67,264    17,606
                                                             --------  --------
    Total liabilities and stockholders' equity.............. $ 82,006  $ 27,879
                                                             ========  ========

                          QUANTUM EFFECT DEVICES, INC.

                       CONDENSED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)
                                  (Unaudited)

                                           Three Months      Twelve Months
                                          Ended June 30,     Ended June 30,
                                          ----------------  -----------------
                                           2000     1999     2000      1999
                                          -------  -------  -------  --------
Revenue:
  Product revenue........................ $15,419  $ 5,615  $45,385  $ 10,937
  Royalty revenue........................     716    1,025    3,363     4,425
                                          -------  -------  -------  --------
    Total revenue........................  16,135    6,640   48,748    15,362
                                          -------  -------  -------  --------
Cost of revenue:
  Product revenue........................   7,948    3,442   25,658     8,513
                                          -------  -------  -------  --------
    Gross profit.........................   8,187    3,198   23,090     6,849
                                          -------  -------  -------  --------
Operating expenses:
  Research and development...............   4,532    3,127   15,022    12,381
  Selling, general, and administrative...   3,128    1,887   10,069     5,436
  Stock-based compensation...............      86      259      970       777
                                          -------  -------  -------  --------
    Total operating expenses.............   7,746    5,273   26,061    18,594
                                          -------  -------  -------  --------
Income/(Loss) from operations............     441   (2,075)  (2,971)  (11,745)

Interest income..........................     830      289    1,720       472
Interest expense and other...............    (352)    (178)    (869)     (496)
                                          -------  -------  -------  --------
Net income/(loss) before income taxes....     919   (1,964)  (2,120)  (11,769)

Provision for income taxes...............     (52)      --      (52)       --
                                          -------  -------  -------  --------
Net income/(loss)........................ $   867  $(1,964) $(2,172) $(11,769)
                                          =======  =======  =======  ========

Basic income/(loss) per share............ $  0.03  $ (0.23) $ (0.13) $  (1.45)
Diluted income/(loss) per share.......... $  0.03  $ (0.23) $ (0.12) $  (1.45)

Shares used in computing basic
 income/(loss) per share.................  26,481    8,459   16,238     8,111

Shares used in computing diluted
 income/(loss) per share.................  31,113    8,459   17,397     8,111

      QED MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                          RESULTS OF OPERATIONS OF QED

   The following discussion should be read in conjunction with the attached condensed consolidated financial statements and notes, and with QED's audited financial statements and notes thereto for the year ended June 30, 1999.

Overview

   QED is a leading developer and supplier of high performance embedded microprocessors for use in information-intensive products such as networking/communications infrastructure equipment, business network equipment and consumer network products. QED began operations in 1991 as an intellectual property company, developing and licensing RISC microprocessor designs for third parties in exchange for royalty payments. During the year ended June 30, 1997, QED began transitioning to a semiconductor company that designs, develops, markets and sells its own high-performance microprocessors using the MIPS microprocessor architecture. Volume shipments of its products began during the three months ended March 31, 1998.

   Continuous growth in QED's product revenue depends upon an increasing number of customers incorporating its microprocessors into their end product designs. QED has achieved numerous design wins with existing and new customers. There is generally a time lag ranging from 12 to 24 months between a design win and volume shipments of QED's products. Design wins are only an expression of interest by potential customers and are not binding contracts of any nature. QED cannot assure you that design wins will result in future revenue or that such revenue will be derived in a predictable manner.

   As a result of the aforementioned transition and change in its business model, QED has not entered into any new revenue generating third party licensing agreements since June 1996 and currently has no plans to do so. Consequently, royalty revenue relates primarily to products sold by its licensees based on designs that are maturing and will become obsolete. QED believes that its royalty revenue will continue to decline both in absolute dollars and as a percentage of total revenue.

   Cost of revenue includes product costs, MIPS license royalty expenses, salaries and overhead costs associated with employees engaged in activities related to the manufacturing of our products. Research and development expense consists primarily of salaries and related overhead costs associated with employees engaged in research, design and development activities as well as the cost of mask sets, wafers and other materials and related services used in the development process. Selling, general and administrative expense consists of salaries, commissions paid to internal and external sales representatives, third party certification and testing costs and legal and accounting services. Stock-based compensation expense relates both to stock-based employee and consultant compensation arrangements. Employee-related stock compensation expense is based on the deemed fair market value of our common stock and the exercise price of options to purchase that stock on the date of grant and is recognized on an accelerated basis over the vesting periods of the related options, usually four years. Consultant stock-based compensation expense is based on the Black-Scholes option pricing model.

   QED currently uses independent suppliers to manufacture, test and assemble all of its products. This business model allows QED to focus its resources on the design, development and marketing of its products, rather than on building and maintaining manufacturing facilities. Because QED must often place orders for products with its vendors prior to entering into sales contracts, QED may be exposed to the risks associated with holding obsolete or excess inventory.

   As the production processes used to manufacture QED's microprocessor have matured, QED has experienced higher production yields, which have contributed to the increase in its gross margins. QED anticipates that gross margins will continue to increase in the future as more of its products mature, production efficiencies increase, and overall sales volumes increase. However, QED believes that the selling prices of its products generally decline over time, and each of its products has a different cost structure. Additionally, the position of the products in their respective life cycles, manufacturing cost efficiencies and competitive pricing strategies may affect gross margins on a quarterly basis. As a result, gross margins may vary on a quarterly basis as the mix of products sold changes.

QED's Quarterly Results of Operations

   Because QED has a limited operating history under its current business model, QED believes that year-to-year comparisons prior to 1999 are less meaningful than an analysis of recent quarterly operating results. Accordingly, QED is providing a discussion and analysis of its results of operations for the six quarters ended March 31, 2000.

   The following tables present selected unaudited quarterly financial information for each of the six quarters through March 31, 2000 and the percentage of total revenue represented by each item in QED's statement of operations. This information has been presented on the same basis as the audited financial statements appearing elsewhere in this prospectus and, in the opinion of management, reflects all adjustments necessary for a fair presentation of this information under generally accepted accounting principles. These quarterly results are not necessarily indicative of results for any future period.

                                                    Three Months Ended
                           ---------------------------------------------------------------------
                           March 31, December 31, September 30, June 30,  March 31, December 31,
                             2000        1999         1999        1999      1999        1998
                           --------- ------------ ------------- --------  --------- ------------
                                                      (in thousands)
 Statement of Earnings
  Data:
 Revenue:
  Product revenue........   $10,628     $9,530       $ 9,808    $ 5,615    $ 2,512    $ 1,427
  Royalty revenue........       358        730            50        380        246        255
  Royalty revenue from
   related parties.......       400        500           609        645        837        823
                            -------     ------       -------    -------    -------    -------
  Total revenue..........    11,386     10,760        10,467      6,640      3,595      2,505
 Cost of product
  revenue................     5,621      5,675         6,414      3,442      1,951      1,275
                            -------     ------       -------    -------    -------    -------
 Gross profit............     5,765      5,085         4,053      3,198      1,644      1,230
 Operating expenses:
  Research and
   development...........     3,929      3,420         3,141      3,127      2,917      3,404
  Selling, general and
   administrative........     2,641      2,175         2,125      1,887      1,274      1,128
  Stock-based
   compensation..........       212         18           654        259        238        148
                            -------     ------       -------    -------    -------    -------
  Total operating
   expenses..............     6,782      5,613         5,920      5,273      4,429      4,680
                            -------     ------       -------    -------    -------    -------
 Loss from operations....    (1,017)      (528)       (1,867)    (2,075)    (2,785)    (3,450)
 Interest income
  (expense) net..........       237         23           113        111       (155)       (21)
                            -------     ------       -------    -------    -------    -------
 Net loss before income
  taxes..................      (780)      (505)       (1,754)    (1,964)    (2,940)    (3,417)
 Provision for income
  taxes..................        --         --            --         --         --         --
                            -------     ------       -------    -------    -------    -------
 Net loss................   $  (780)    $ (505)      $(1,754)   $(1,964)   $(2,940)   $(3,471)
                            =======     ======       =======    =======    =======    =======

                                                    Three Months Ended
                           ---------------------------------------------------------------------
                           March 31, December 31, September 30, June 30,  March 31, December 31,
                             2000        1999         1999        1999      1999        1998
                           --------- ------------ ------------- --------  --------- ------------
 As A Percentage of Total
  Revenue:
 Revenue:
  Product revenue........     93.3%      88.6%         93.7%      84.6%      69.9%       57.0%
  Royalty revenue........      3.1        6.8            .5        5.7        6.8        10.2
  Royalty revenue from
   related parties.......      3.6        4.6           5.8        9.7       23.3        32.8
                             -----      -----         -----      -----      -----      ------
  Total revenue..........    100.0      100.0         100.0      100.0      100.0       100.0
 Cost of product
  revenue................     49.4       52.7          61.3       51.8       54.3        50.9
                             -----      -----         -----      -----      -----      ------
 Gross profit............     50.6       47.3          38.7       48.2       45.7        49.1
 Operating expenses:
  Research and
   development...........     34.5       31.8          30.0       47.2       81.1       135.9
  Selling, general and
   administrative........     23.2       20.2          20.3       28.4       35.5        45.0
  Stock-based
   compensation..........      1.9         .2           6.2        3.9        6.6         5.9
                             -----      -----         -----      -----      -----      ------
  Total operating
   expenses..............     59.6       52.2          56.5       79.5      123.2       186.8
                             -----      -----         -----      -----      -----      ------
 Loss from operations....     (9.0)      (4.9)        (17.8)     (31.3)     (77.5)     (137.7)
 Interest income
  (expense) net..........      2.1         .2           1.0        1.7       (4.3)        (.8)
                             -----      -----         -----      -----      -----      ------
 Net loss before income
  taxes..................     (6.9)      (4.7)        (16.8)     (29.6)     (81.8)     (138.5)
 Provision for income
  taxes..................       --         --            --         --         --          --
                             -----      -----         -----      -----      -----      ------
 Net loss................     (6.9)%     (4.7)%       (16.8%)    (29.6%)    (81.8)%    (138.5)%
                             =====      =====         =====      =====      =====      ======

   Product Revenue. Product revenue has increased each quarter since QED began commercial volume shipments of products in the quarter ended March 31, 1998, except for the quarter ended December 31, 1999. This growth is attributable to new product introductions and enhancements and an increasing number of design wins for QED's products. In addition, the increase in product revenue reflects growth in QED's overall number of customers, as well as in the number of customers reaching volume production. The 2.8% decrease in product revenue in the December 1999 quarter was due to a decrease in sales to the consumer appliance market, which was almost substantially offset by an increase in sales to other markets. Consumer appliances such as set-top boxes have a seasonal sales cycle that generally peaks in the September quarter.

   Royalty Revenue and Royalty Revenue from Related Parties. Royalty revenue has decreased as a percentage of total revenue as QED continues to transition from a license model to a product model. Royalty revenue is dependent upon shipments of products by third parties and related third parties. QED has no control over the volume or timing of these shipments, which vary from quarter to quarter. Therefore, royalty revenue for a particular quarter could fluctuate based on the volume or timing of shipments. Royalty revenue for the quarter ended December 31, 1999 was positively impacted by a non-recurring receipt of $500,000 arising from the sub-licensing of QED's technology by an unrelated licensee.

   Gross Profit. The decrease in QED's gross profit during the quarter ended September 30, 1999 was due to a decline in royalty revenue, changes in product mix, and higher than normal yield losses. There are no direct costs associated with QED's royalty revenue, which therefore has a high gross profit margin. During the quarter ended September 30, 1999, a relatively high percentage of QED's revenue was derived from the sale of its lowest-margin consumer appliance products in conjunction with Christmas production increases. Additionally, QED experienced low wafer yields on one of its high-margin products that further reduced its gross profit. QED has revised the mask set for this product, which helped to increase wafer yields and gross profits in the quarter ended December 31, 1999. The increase in gross profit during the quarter ended March 31, 2000 was attributable to a favorable product mix and continuing yield improvements.

 Operating Expenses

   Research and Development. Research and development expenses have fluctuated on a quarterly basis due to the timing of product development activities. Prior to releasing new products, QED incurs one-time charges for test wafers and mask set revisions. QED has also incurred additional expenses related to hiring contractors to assist in the development effort. In addition, the number of QED's full-time employees has increased over the six quarters ended March 31, 2000, as have related overhead expenses. To maintain its competitiveness, QED expects to continue to increase its research and development expenses in absolute dollars each fiscal year for the foreseeable future.

   Selling, General and Administrative. Selling, general and administrative expenses have generally increased over the six quarters ended March 31, 2000 in response to the growth in product revenue and QED's overall growth. The number of employees increased on a quarterly basis during this period, as have related overhead expenses. In addition, some of the fluctuations in quarterly selling, general and administrative expenses in the table above are related to the timing of third party certification expenses, such as Microsoft Windows CE certification. QED expects selling, general and administrative expenses to increase in absolute dollars as it adds personnel, increases its sales and marketing activities and incurs additional costs related to being a public company.

   Stock-Based Compensation. In connection with the granting of stock options to its employees and consultants, QED has recorded deferred stock-based compensation totaling approximately $2.5 million through March 31, 2000, of which $598,000 remains to be amortized. This amount is included as a component of stockholders' equity and is being amortized by charges to operations over the vesting period of the related options, on an accelerated basis. The amortization of the remaining deferred stock-based compensation at March 31, 2000 will result in additional charges to operations through the year ended June 30, 2003. Future compensation charges would be reduced if any employee terminates employment prior to the expiration of the option vesting periods. During the quarter ended December 31, 1999, QED terminated certain consulting agreements. As a result, approximately $177,000 of previously recognized compensation expense associated with unvested options was reversed. The amortization of stock-based compensation is classified as a separate component of operating expenses in QED's statement of operations.

   QED's quarterly results of operations have fluctuated significantly in the past and may continue to fluctuate in the future based on a number of factors, not all of which are in its control. If revenue declines in a given quarter, QED's operating results will be adversely affected because many of its expenses are relatively fixed. As a result, QED believes period-to-period comparisons are not necessarily meaningful and should not be relied upon as indicative of future results.

Comparison of the Nine Month Periods Ended March 31, 2000 and 1999

   Product Revenue. Product revenue increased by $24.6 million or 463%, from $5.3 million for the nine months ended March 31, 1999 to $30.0 million for the nine months ended March 31, 2000. This increase in product revenue was due to an increase in the number of QED design wins which have reached volume production. Product revenue has increased almost every quarter since QED began shipping products in the first quarter of the year ended June 30, 1998. In addition to an increasing number of design wins, the increase in product revenue is also attributable to new product introductions and enhancements of existing products, including a shift to smaller manufacturing geometries. It is also due to an increase in the number of customers in each of QED's target markets.

   Royalty Revenue and Royalty Revenue from Related Parties. Total royalty revenue decreased from $3.4 million for the nine months ended March 31, 1999 to $2.6 million for the nine months ended March 31, 2000. Combined royalty revenue has decreased as a percentage of total revenue as QED continues to transition from a license model to a product model. Royalty revenue is dependent upon shipments of products by third parties and related third parties. QED has no control over the volume or timing of these shipments, which vary quarter to quarter. As QED is no longer licensing new products to third parties, QED expects royalty revenue to continue to decrease both in absolute dollars, as well as a percentage of total revenue, in future periods.

   Gross Profit. Overall gross profit increased from $3.7 million, or 41.9% of revenue, during the nine months ended March 31, 1999 to $14.9 million, or 45.7% of revenue, during the nine months ended March 31, 2000. During the nine months ended March 31, 1999, when QED began investing in manufacturing infrastructure including hiring manufacturing employees, the low volume of product sales negatively influenced gross profit and margin. QED's product gross profit and margin improved during the nine months ended March 31, 2000 as the increase in production volumes led to manufacturing and cost efficiencies, including volume discounts on the cost of components, such as silicon wafers. Each of QED's products has a different cost structure; therefore, gross margins vary on a quarterly basis as its product mix changes. Additionally, the position of QED's products in their respective life cycles, manufacturing cost efficiencies and competitive pricing strategies may affect gross margins on a quarterly basis.

 Operating Expenses

   Research and Development. Research and development expenses increased by $1.2 million or 13.4%, from $9.3 million for the nine months ended March 31, 1999 to $10.5 million for the nine months ended March 31, 2000. The increase in spending on research and development during this period is attributable to an increase in the number of research and development projects and a corresponding increase in the number of engineers and consultants. It is also due to increased depreciation charges on new and upgraded software design tools. QED expects that research and development expense will continue to increase in absolute dollars for the foreseeable future.

   Selling, General and Administrative. Selling, general and administrative expenses increased from $3.5 million for the nine months ended March 31, 1999 to $6.9 million for the nine months ended March 31, 2000. This increase of $3.4 million, or 95.6%, is due to an increase in personnel and related expenses as well as to increases in commissions corresponding to the increase in QED's product revenue. It is also due to increased occupancy costs and professional fees. QED expects that selling, general and administrative expenses will continue to increase in absolute dollars for the foreseeable future to support the continued expansion of its operations.

   Stock-Based Compensation. Stock-based compensation expenses increased from $518,000 for the nine months ended March 31, 1999 to $884,000 for the nine months ended March 31, 2000. Stock-based compensation is being recognized on an accelerated basis and relates primarily to certain option grants to employees at prices below deemed fair market values as well as for options granted to consultants. QED expects stock-based compensation expense to decrease in general on a quarterly and annual basis.

   Interest Income and Expense, Net. Net interest income (expense) for the nine months ended March 31, 1999 and 2000 increased from ($134,000) to $373,000. The overall increase in net interest income resulted from changes in QED's average cash and investment balances during these respective periods as a result of the cash generated by a private placement of Preferred Stock in March 1999 and QED's initial public offering in February 2000. It is also due to an overall decrease in interest expense corresponding to the decrease in debt during these respective periods.

   QED's quarterly results of operations have fluctuated significantly in the past and may continue to fluctuate in the future based on a number of factors, not all of which are in its control. If revenue declines in a given quarter, QED's operating results will be adversely affected because many of its expenses are relatively fixed. As a result, QED believes period to period comparisons are not necessarily meaningful and should not be relied upon as indicative of future results.

Comparison of the Years Ended June 30, 1999, 1998 and 1997

   Product Revenue. Product revenue increased from $1.4 million in the year ended June 30, 1998 to $10.9 million in the year ended June 30, 1999. The increase in product revenue in the year ended June 30, 1999 was due to the sale of products based primarily upon design wins achieved during the year ended June 30, 1998. QED did not have any product revenue during the year ended June 30, 1997.

   Royalty Revenue and Royalty Revenue from Related Parties. Combined royalty revenue decreased from $10.1 million in the year ended June 30, 1997 to $5.1 million in the year ended June 30, 1998 to $4.4 million in the year ended June 30, 1999. In the year ended June 30, 1997, all of QED's revenue was derived from royalty agreements, including a one-time payment of $5.1 million from a related party.

   Gross Profit. Overall gross margin increased from 42.7% in the year ended June 30, 1998 to 44.6% in the year ended June 30, 1999. QED incurred a gross loss from product sales of $2.3 million in the year ended June 30, 1998 due to the low volumes of products initially introduced by QED. Gross profit from product sales improved to $2.4 million or 22.2% of product revenue in the year ended June 30, 1999. This increase was due to the maturing of QED's products, an increase in sales volume and the absorption of fixed costs, including overhead, over a larger unit volume. There were no product sales in the year ended June 30, 1997, and, therefore, there were no direct product costs, resulting in an overall gross margin of 100%.

   Research and Development. Research and development expenses increased from $9.4 million in the year ended June 30, 1997 to $9.6 million in the year ended June 30, 1998 and to $12.4 million in the year ended June 30, 1999. The majority of the increase in spending on research and development during these periods reflects the increase in hiring of engineers and consultants to develop new microprocessor products, as well as to enhance the design of existing products. From the year ended June 30, 1998 to the year ended June 30, 1999, this spending increased by $1.9 million, or 85% and from the year ended June 30, 1997 to the year ended June 30, 1998, spending on salaries and consultants increased by $1.2 million, or 84%. The increase also reflects QED's increasing investment in hardware and software design tools used to develop and test new products. Additionally, the cost of materials and related services grew significantly over these periods.

   Selling, General and Administrative. Selling, general and administrative expenses increased from $2.1 million in the year ended June 30, 1997 to $3.0 million in the year ended June 30, 1998 and to

$5.4 million in the year ended June 30, 1999. From the year ended June 30, 1998 to the year ended June 30, 1999, $1.4 million, or 53%, of the increase was due to an increase in personnel and related expenses. Additionally, over this period, commissions increased corresponding to the increase in product revenue, and marketing expenses, professional services fees and occupancy costs increased due to QED's overall growth. From the year ended June 30, 1997 to the year ended June 30, 1998, $390,000, or 30%, of the increase was due to an increase in personnel and related expenses.

   Stock-Based Compensation. QED recorded deferred stock-based compensation costs in the years ended June 30, 1999 and 1998 of $1.4 million and $1.0 million, in connection with certain stock option grants made during these periods. This increase was primarily the result of increases in the number of options granted due to the increased hiring of employees and an increase in the utilization of the services of consultants. QED recognized $777,000 and $150,000 of stock-based compensation expense in the years ended June 30, 1999 and 1998.

   Interest Income (Expense), Net. Interest income decreased from $340,000 in the year ended June 30, 1997 to $325,000 in the year ended June 30, 1998, and then increased to $472,000 in the year ended June 30, 1999. The fluctuations in interest income resulted from changes in QED's average cash and investment balances. In March 1999, QED raised approximately $20.0 million from the sale of its Series D preferred and common stock. Interest expense increased from $204,000 in the year ended June 30, 1998 to $496,000 in the year ended June 30, 1999. Interest payments are related to QED's equipment lease lines and borrowings. QED did not have any interest expense in the year ended June 30, 1997.

Income Taxes

   Federal and state income taxes were minimal during the years ended June 30, 1999, 1998 and 1997 as a result of QED's net operating losses. As of June 30, 1999, QED had available federal net operating loss carryforwards of approximately $18.0 million and state net operating loss carryforwards of approximately $10.0 million. QED also had research and development tax credit carryforwards of approximately $1.0 million. The net operating loss and credit carryforwards will expire at various times through 2019. As of June 30, 1999, QED had deferred tax assets of approximately $9.5 million, for which no benefit has been recorded in its financial statements, and which consist primarily of net operating loss and research and development tax credit carryforwards. This deferred tax asset will be recognized in future periods as any taxable income is realized and consistent profits are reported.

Liquidity and Capital Resources

   Since inception, we have financed our operations through a combination of sales of equity securities, cash generated by operations during our early years, and borrowings. As of March 31, 2000, we had $46.4 million in cash, cash equivalents and short-term investments and $2.0 million of restricted cash. Net cash used by operating activities during the years ended June 30, 1999, 1998 and 1997 and the nine months ended March 31, 2000 was $11.0 million, $10.9 million, $96,000 and $10.3 million, respectively. During these periods, cash used by operating activities consisted primarily of cash utilized to fund operating losses and for working capital. During the year ended June 30, 1999 and the nine months ended March 31, 2000, the items that significantly impacted cash balances were accounts receivable and inventories, both of which increased as the volume of product sales increased.

   Net cash provided by (used in) investing activities for the years ended June 30, 1999, 1998 and 1997 and the nine months ended March 31, 2000 was $(18.5) million, $(76,000), $2.0 million and $5.5 million, respectively. Cash generated by investing activities during nine months ended March 31, 2000 was related to interest earned on the investments and the transfer of short-term investments into cash equivalents. Net cash used in investing activities was related to the acquisition of property and equipment and the purchase of short-term investments. Capital expenditures in the years ended June 30, 1999, 1998 and 1997 and the nine months ended March 31, 2000 were $493,000, $76,000, $936,000 and $2.7 million, respectively. Additionally, equipment acquired under capital lease arrangements was $367,000 in the year ended June 30, 1999 and $825,000 in the year ended June 30, 1998. No equipment was acquired under a capital lease during the nine months ended March 31, 2000. Overall capital spending during these periods was the result of hiring additional employees and upgrading our design tools. This transition required us to increase our investment in hardware infrastructure, as well as in software tools, furniture and fixtures. As of March 31, 2000, we had no material outstanding commitments to purchase or lease capital equipment. However, we expect to continue investing in software and hardware design tools in future periods and do not expect capital spending to decline in absolute dollars in any future period.

   Net cash provided by (used in) financing activities in the years ended June 30, 1999, 1998 and 1997 and the nine months ended March 31, 2000 was $21.2 million, $13.8 million, $(210,000) and $49.8 million, respectively. Cash provided by financing activities during nine months ended March 31, 2000 relates to the sale of shares of common stock as part of QED's initial public offering in February 2000. The net cash provided by financing activities in the years ended June 30, 1999 and 1998 related to the sale of shares of our preferred stock. Net cash provided by financing activities also related to proceeds from the issuance of common stock and proceeds from borrowings. Net cash used in financing activities related to principal payments under capital leases and repayment of borrowings.

   In January 1999, we obtained a $6.0 million line of credit expiring on December 31 , 2000. Borrowings under this line of credit currently bear interest at an annual rate of 8.5%. This line of credit is secured by substantially all of our tangible assets and contains financial and other covenants that arise after more than $2.0 million has been drawn down. As of March 31, 2000, $1.5 million was outstanding under this line.

   We believe that cash and cash equivalents, cash generated from operations, if any, and the net proceeds from this offering will be sufficient to satisfy our working capital requirements for the next 18 months. After that time, we may require additional funds for working capital and operating expenses or for other purposes. Our future operating expenses and capital requirements are difficult to predict with accuracy. We believe that success in our industry requires substantial capital in order to maintain the flexibility to take advantage of opportunities as they may arise. Therefore, we may, from time to time, invest in or acquire complementary businesses, products or technologies. We may effect additional equity or debt financing to fund such activities or to satisfy our future capital requirements. The sale of additional equity or convertible debt could result in additional dilution to our stockholders.

   QED believes that cash and cash equivalents and cash generated from operations will be sufficient to satisfy its working capital requirements for the next 12 months. QED believes that success in its industry requires substantial capital in order to maintain the flexibility to take advantage of opportunities as they may arise. QED may, from time to time, invest in or acquire complementary businesses, products or technologies. QED may seek additional equity or debt financing to fund such activities. The sale of additional equity or convertible debt could result in additional dilution to QED's stockholders.

Quantitative and Qualitative Disclosures About Market Risk

   QED does not use derivative financial instruments in its investment portfolio. QED only invests in instruments that meet high credit and quality standards, as specified in its investment policy guidelines. QED had an investment portfolio of money market funds, commercial securities and U.S. Government bonds, including those classified as short-term investments and restricted cash, of $18.8 million and $9.9 million, as of June 30, 1999 and March 31, 2000. These instruments, like all fixed income instruments, are subject to interest rate risk. The fixed income portfolio will fall in value if there were an increase in interest rates. If market interest rates were to increase immediately and uniformly by 10% from levels as of June 30, 1999 and March 31, 2000, the decline of the fair value of the fixed income portfolio would not be material. All of QED's revenue is denominated in U.S. dollars, and therefore, QED does not currently engage in any currency hedging transactions.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

   The following unaudited pro forma condensed combined financial information gives effect to the merger between PMC and QED as well as other transactions completed by PMC in 2000. The merger between PMC and QED is accounted for using the pooling of interests method of accounting. The other transactions completed by PMC in 2000 include the June 27, 2000 acquisition of Malleable, a privately held fabless semiconductor company, and the July 21, 2000 acquisition of Datum, a privately held wireless semiconductor company. The acquisitions of Malleable and Datum are accounted for using the purchase method of accounting.

   The pro forma condensed combined financial information reflects assumptions and adjustments described in the accompanying notes and are based on the historical financial statements of PMC, QED, Malleable and Datum. The unaudited pro forma condensed combined financial information should be read in conjunction with the audited historical consolidated financial statements and related notes thereto of PMC, QED and Malleable which are included herein elsewhere in the registration statement.

   The Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2000 gives effect to the merger and other transactions of PMC as if they occurred on March 31, 2000, after giving effect to certain adjustments described in the attached Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

   The Unaudited Pro Forma Condensed Combined Statement of Operations for the three months ended March 31, 2000 and 1999 present the combined results of operations of PMC and QED, as if their merger had been effective at the beginning of each period presented.

   Since the fiscal years of PMC and QED differ, the Unaudited Pro Forma Condensed Combined Statement of Operations combine PMC's Consolidated Statements of Operations for the fiscal years ended December 31, 1999, 1998 and 1997 with QED's operations for the twelve month periods ended December 31, 1999, 1998 and 1997. The Unaudited Pro Forma Condensed Combined Statements of Operations for the years ended December 31, 1999, 1998 and 1997 present the combined results of operations of PMC and QED as if the merger had been effective at the beginning of each period presented, after giving effect to certain adjustments described in the attached Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

   The Unaudited Pro Forma Condensed Combined Statement of Operations for the three months ending March 31, 2000 and 1999 and the year ended December 31, 1999 also includes historical results of operations for Malleable and Datum, after giving effect to certain adjustments described in the attached Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

   PMC is in the process of evaluating the fair value of consideration given to effect the acquisition as well as the fair value of Malleable and Datum assets acquired and liabilities assumed in order to make a final allocation of purchase price, including the allocation to in process research and development, goodwill and other intangibles. Accordingly, the purchase accounting information is preliminary and has been made solely for the purpose of developing such unaudited pro forma condensed combined financial information.

   The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not purport to be indicative of the operating results or financial position that would have actually occurred if the merger had been in effect on the dates indicated, nor is it necessarily indicative of future operating results or financial position of the merged companies. The pro forma adjustments are based on the information and assumptions available at the time of the printing of this document.

                                PMC-SIERRA, INC.

             PRO FORMA CONDENSED COMBINED BALANCE SHEET--UNAUDITED

                                 March 31, 2000
                                 (in thousands)

                          Historical  Other   Pro Forma Historical  Pro Forma    Pro Forma
                             PMC     PMC (3)     PMC       QED     Adjustments   Combined
                          ---------- -------  --------- ---------- -----------   ---------
ASSETS:
Current assets:
 Cash and cash
  equivalents...........   $225,072    1,746   226,818    46,418                 $273,236
 Short-term
  investments...........         --    2,613     2,613     7,909                   10,522
 Restricted cash........         --       --        --     2,000                    2,000
 Accounts receivable,
  net...................     46,108       75    46,183     8,251                   54,434
 Inventories............      9,621       --     9,621     9,924                   19,545
 Deferred income taxes..      9,270       --     9,270        --                    9,270
 Prepaid expenses and
  other current assets..      8,239       17     8,256     2,109                   10,365
 Short-term deposits for
  wafer fabrication
  capacity..............        637       --       637        --                      637
                           --------  -------   -------   -------                 --------
 Total current assets...    298,947    4,451   303,398    76,611                  380,009
Property and equipment,
 net....................     61,246    2,020    63,266     3,486                   66,752
Goodwill and other
 intangible assets,
 net....................     14,359  349,713   364,072        --                  364,072
Investments and other
 assets.................     12,489   (6,323)    6,166        --                    6,166
Deposits for wafer
 fabrication capacity...     14,483       --    14,483        --                   14,483
                           --------  -------   -------   -------                 --------
                           $401,524  349,861   751,385    80,097                 $831,482
                           ========  =======   =======   =======                 ========
LIABILITIES AND
 STOCKHOLDERS' EQUITY:
Current liabilities:
 Accounts payable.......     22,513      707    23,220     1,222      21,950 (2)   46,392
 Accrued liabilities....     25,642    1,798    27,440     6,629                   34,069
 Deferred income........     42,574       --    42,574        --                   42,574
 Income taxes payable...     13,346       --    13,346     4,394                   17,740
 Current portion of
  obligations under
  capital leases and
  long-term debt........      5,465       14     5,479       360                    5,839
                           --------  -------   -------   -------     -------     --------
 Total current
  liabilities...........    109,540    2,519   112,059    12,605      21,950      146,614
Deferred income taxes...      9,091      259     9,350                              9,350
Noncurrent obligations
 under capital leases
 and long-term debt.....      1,876      262     2,138     1,125                    3,263
                           --------  -------   -------   -------     -------     --------
                            120,507    3,040   123,547    13,730      21,950      159,227
                           --------  -------   -------   -------     -------     --------
Special shares
 convertible into PMC
 common stock...........      6,748       --     6,748        --                    6,748
Stockholders' equity:
 Common stock and
  additional paid in
  capital...............    251,742  419,554   671,296    94,368                  765,664
 Deferred stock
  compensation..........    (17,320) (36,333)  (53,653)     (598)                 (54,251)
 Accumulated deficit....     39,847  (36,400)    3,447   (27,403)    (21,950)(2)  (45,906)
                           --------  -------   -------   -------     -------     --------
 Total stockholders'
  equity................    274,269  346,821   621,090    66,367     (21,950)     665,507
                           --------  -------   -------   -------     -------     --------
                           $401,524  349,861   751,385    80,097          --     $831,482
                           ========  =======   =======   =======     =======     ========

   See notes to unaudited pro forma condensed combined financial statements.

                                PMC-SIERRA, INC.

             PRO FORMA COMBINED STATEMENTS OF OPERATIONS--UNAUDITED

                       Three Months Ended March 31, 2000
                  (in thousands, except for per share amounts)

                           Historical  Other    Pro Forma  Historical Pro Forma
                              PMC     PMC (3)      PMC        QED     Combined
                           ---------- --------  ---------  ---------- ---------
Net revenues.............   $102,807  $    256  $103,063    $11,386   $114,449
Cost of revenues.........     20,551         2    20,553      5,621     26,174
                            --------  --------  --------    -------   --------
Gross profit.............     82,256       254    82,510      5,765     88,275
Other costs and expenses:
  Research and develop-
   ment..................     26,795     1,998    28,793      3,929     32,722
  Marketing, general and
   administrative........     15,131       375    15,506      2,641     18,147
  Amortization of de-
   ferred stock compensa-
   tion:
    Research and develop-
     ment................      3,385       259     3,644        104      3,748
    Marketing, general
     and administrative..        259        --       259        108        367
  Amortization of good-
   will..................        459    19,543    20,002         --     20,002
  Costs of merger........      7,902        --     7,902         --      7,902
                            --------  --------  --------    -------   --------
Income (loss) from opera-
 tions...................     28,325   (21,921)    6,404     (1,017)     5,387
Interest income (ex-
 pense), net.............      3,620       (56)    3,564        237      3,801
Gain on sale of invest-
 ments...................      4,117        --     4,117         --      4,117
                            --------  --------  --------    -------   --------
Income (loss) before pro-
 vision for income tax-
 es......................     36,062   (21,977)   14,085       (780)    13,305
Provision for income tax-
 es......................     15,916        17    15,933         --     15,933
                            --------  --------  --------    -------   --------
Net income (loss)........   $ 20,146  $(21,994) $ (1,848)   $  (780)  $ (2,628)
                            ========  ========  ========    =======   ========
Basic net income per
 share...................   $   0.14                                  $  (0.02)
Diluted net income per
 share...................   $   0.12                                  $  (0.02)
Shares used to calculate:
  Basic net income per
   share.................    148,362                                   158,244
  Diluted net income per
   share.................    168,222                                   158,244


        See notes to unaudited pro forma combined financial statements.

                                PMC-SIERRA, INC.

        PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS--UNAUDITED

                       Three Months Ended March 31, 1999
                  (in thousands, except for per share amounts)

                           Historical  Other    Pro Forma  Historical Pro Forma
                              PMC     PMC (3)      PMC        QED     Combined
                           ---------- --------  ---------  ---------- ---------
Net revenues.............   $50,399   $    782  $ 51,181    $ 3,595   $ 54,776
Cost of revenues.........    10,920         45    10,965      1,951     12,916
                            -------   --------  --------    -------   --------
  Gross profit...........    39,479        737    40,216      1,644     41,860
Other costs and expenses:
  Research and
   development...........    13,803        752    14,555      2,917     17,472
  Marketing, general and
   administrative........     9,634         64     9,698      1,274     10,972
  Amortization of
   deferred stock
   compensation:
    Research and
     development.........       458        121       579        117        696
    Marketing, general
     and administrative..        53         --        53        121        174
  Amortization of
   goodwill..............       478     19,453    19,931         --     19,931
                            -------   --------  --------    -------   --------
Income (loss) from
 operations..............    15,053    (19,653)   (4,600)    (2,785)    (7,385)
Interest income
 (expense), net..........     1,090        (36)    1,054       (155)       899
                            -------   --------  --------    -------   --------
Income (loss) before
 provision for income
 taxes...................    16,143    (19,689)   (3,546)    (2,940)    (6,486)
Provision for income
 taxes...................     6,728         --     6,728         --      6,728
                            -------   --------  --------    -------   --------
Net income (loss)........   $ 9,415   $(19,689) $(10,274)   $(2,940)  $(13,214)
                            =======   ========  ========    =======   ========
Basic net income per
 share...................   $  0.07                                   $  (0.09)
Diluted net income per
 share...................   $  0.06                                   $  (0.09)
Shares used to calculate:
  Basic net income per
   share.................   138,680                                    143,760
  Diluted net income per
   share.................   149,839                                    143,760


        See notes to unaudited pro forma combined financial statements.

                                PMC-SIERRA, INC.

        PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS--UNAUDITED

                          Year ended December 31, 1999
                  (in thousands, except for per share amounts)

                           Historical  Other    Pro Forma  Historical Pro Forma
                              PMC      PMC(3)      PMC        QED     Combined
                           ---------- --------  ---------  ---------- ---------
Net revenues.............   $263,281  $  1,875  $265,156    $31,462   $296,618
Cost of revenues.........     55,147        52    55,199     17,482     72,681
                            --------  --------  --------    -------   --------
  Gross profit...........    208,134     1,823   209,957     13,980    223,937
Other costs and expenses:
  Research and
   development...........     69,820     4,908    74,728     12,605     87,333
  Marketing, general and
   administrative........     43,600       729    44,329      7,461     51,790
  Amortization of
   deferred stock
   compensation:
    Research and
     development.........      2,810        --     2,810      1,169      3,979
    Marketing, general
     and administrative..        778        --       778         --        778
  Amortization of
   goodwill..............      1,912    78,171    80,083         --     80,083
  Costs of merger........        866        --       866         --        866
                            --------  --------  --------    -------   --------
Income (loss) from
 operations..............     88,348   (81,985)    6,363     (7,255)      (892)
Interest income
 (expense), net..........      7,791       (53)    7,738         92      7,830
Gain on sale of
 investments.............     26,800        --    26,800         --     26,800
                            --------  --------  --------    -------   --------
Income (loss) before
 provision for income
 taxes...................    122,939   (82,038)   40,901     (7,163)    33,738
Provision for income
 taxes...................     41,337         1    41,338         --     41,338
                            --------  --------  --------    -------   --------
Net income (loss)........   $ 81,602  $(82,039) $   (437)   $(7,163)  $ (7,600)
                            ========  ========  ========    =======   ========
Basic net income per
 share:                     $   0.57                                  $  (0.05)
Diluted net income per
 share:                     $   0.52                                  $  (0.05)
Shares used to calculate:
  Basic net income per
   share.................    142,759                                   148,008
  Diluted net income per
   share.................    156,465                                   148,008


        See notes to unaudited pro forma combined financial statements.

                                PMC-SIERRA, Inc.

        PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS--UNAUDITED

                          Year ended December 31, 1998
                  (in thousands, except for per share amounts)

                                                Historical Historical Pro Forma
                                                   PMC        QED     Combined
                                                ---------- ---------- ---------
Net revenues...................................  $163,381   $  9,035  $172,416
Cost of revenues...............................    38,220      5,837    44,057
                                                 --------   --------  --------
  Gross profit.................................   125,161      3,198   128,359
Other costs and expenses:
 Research and development......................    39,263     11,628    50,891
 Marketing, general and administrative.........    29,263      3,961    33,224
 Amortization of deferred stock compensation:
  Research and development.....................       803        430     1,233
  Marketing, general and administrative........       137         --       137
 Amortization of goodwill......................       915         --       915
 Acquisition of in process research and
  development..................................    39,176         --    39,176
 Impairment of intangibles.....................     4,311         --     4,311
                                                 --------   --------  --------
Income (loss) from operations..................    11,293    (12,821)   (1,528)
Interest income (expense), net.................     2,858         58     2,916
                                                 --------   --------  --------
Income (loss) before provision for income
 taxes.........................................    14,151    (12,763)    1,388
Provision for income taxes.....................    22,886         89    22,975
                                                 --------   --------  --------
Net income (loss)..............................  $ (8,735)  $(12,852) $(21,587)
                                                 ========   ========  ========
  Basic net income per share...................  $  (0.07)            $  (0.16)
  Diluted net income per share.................  $  (0.07)            $  (0.16)
Shares used to calculate:
  Basic net income per share...................   134,202              137,103
  Diluted net income per share.................   134,202              137,103


        See notes to unaudited pro forma combined financial statements.

                                PMC-SIERRA, INC.

             PRO FORMA COMBINED STATEMENTS OF OPERATIONS--UNAUDITED

   Year ended December 31, 1997 (in thousands, except for per share amounts)

                                               Historical Historical Pro Forma
                                                  PMC        QED     Combined
                                               ---------- ---------- ---------
Net revenues..................................  $129,098   $10,239   $139,337
Cost of revenues..............................    33,065       997     34,062
                                                --------   -------   --------
  Gross profit................................    96,033     9,242    105,275
Other costs and expenses:
 Research and development.....................    24,262    10,346     34,608
 Marketing, general and administrative........    23,928     2,576     26,504
 Amortization of goodwill.....................       300        --        300
 Costs of merger..............................        --        --         --
 Restructuring and other costs................    (1,383)       --     (1,383)
                                                --------   -------   --------
Income (loss) from operations.................    48,926    (3,680)    45,246
Interest income (expense), net................       856       248      1,104
                                                --------   -------   --------
Income (loss) before provision for income
 taxes........................................    49,782    (3,432)    46,350
 Provision for income taxes...................    15,756        60     15,816
                                                --------   -------   --------
Net income (loss).............................  $ 34,026   $(3,492)  $ 30,534
                                                ========   =======   ========
  Basic net income per share..................  $   0.27             $   0.24
  Diluted net income per share................  $   0.26             $   0.22
Shares used to calculate:
  Basic net income per share..................   125,507              127,794
  Diluted net income per share................   131,873              136,959


        See notes to unaudited pro forma combined financial statements.

     NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(1) Basis of Presentation

   The Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2000 combines the historical consolidated balance sheet of PMC, after giving effect to the acquisitions of Malleable and Datum as described in Note 3, and the historical balance sheet of QED, as if the merger had been effective on March 31, 2000. The Unaudited Pro Forma Condensed Combined Statements of Operations for the three months ended March 31, 2000 and 1999 and the years ended December 31, 1999, 1998 and 1997 combine the historical statements of operations of PMC and QED as if the merger had been effective at the beginning of each period presented.

   Since the fiscal years of PMC and QED differ, the financial statements of QED have been recast for the 1999, 1998 and 1997 completed fiscal years of PMC and are presented for the twelve month periods ended December 31, 1999, 1998 and 1997. The unaudited pro forma condensed combined financial information should be read in conjunction with the historical financial statements of PMC and QED.

   The Unaudited Pro Forma Condensed Combined Statement of Operations for the three months ended March 31, 2000 and 1999 and the year ended December 31, 1999 also include historical results of operations for Malleable and Datum, as described in Note 3.

   Under the terms of the merger agreement, a subsidiary of PMC will be merged with and into QED as the surviving corporation. This unaudited pro forma financial information reflects the issuance of 0.385 of a share of PMC common stock for each outstanding share of QED common stock. The actual number of shares of PMC common stock to be issued will be based on the number of outstanding shares of QED common stock at the effective time of the merger.

   The following table provides the pro forma share issuances in connection with the merger as of March 31, 2000 (in thousands):

   QED common shares outstanding as of March 31, 2000..................  26,670
   Exchange ratio......................................................   0.385
                                                                        -------
   Number of shares of PMC stock exchanged.............................  10,268
   Number of shares of PMC common stock outstanding as of March 31,
    2000............................................................... 145,209
   Number of shares of PMC common stock outstanding as of March 31,
    2000 assuming completion of the merger on that date................ 155,477
                                                                        =======

   In addition, at the effective time of the merger, PMC will assume all of the outstanding QED stock options and warrants with the number of shares issuable and the price appropriately adjusted by the exchange ratio. At March 31, 2000, QED had options and warrants outstanding to purchase 4,719,153 shares of QED stock which would become options and warrants to purchase 1,816,874 shares of PMC common stock.

(2) Merger Costs

   PMC and QED estimate they will incur transaction costs of approximately $22 million associated with the merger, consisting primarily of transaction fees for investment bankers, attorneys, accountants, financial printing and other related charges. These nonrecurring transaction costs will be charged to operations as incurred. These charges have been reflected in the Unaudited Pro Forma Condensed Combined Balance Sheet but have not been included in the Unaudited Pro Forma Condensed Combined Statements of Operations as these statements do not give effect to nonrecurring merger costs related to the transaction.

(3) Other PMC Purchase Transactions

   The other transactions completed by PMC in 2000 include the June 27, 2000 acquisition of Malleable, and the July 21, 2000 acquisition of Datum, both of which are privately held fabless semiconductor companies.

   The Unaudited Pro Forma Condensed Combined Balance Sheet reflects the appropriate pro forma adjustments to record the acquisitions of Malleable and Datum. Acquisition costs and the preliminary determination of the unallocated excess of acquisition costs over net assets acquired are set forth below:

                                                       Malleable  Datum   Total
                                                       --------- ------- -------
                                                            (in thousands)
   Assumed value of shares of PMC common stock issued
    and value of PMC warrants and PMC options
    exchanged........................................   299,115  126,939 426,054
   Estimated transaction costs.......................       825      875   1,700
                                                        -------  ------- -------
   Estimated total acquisition costs.................   299,940  127,814 427,754
   Less: net assets acquired.........................     1,937    3,371   5,308
                                                        -------  ------- -------
   Unallocated excess of acquisition costs over net
    assets acquired..................................   298,003  124,443 422,446
   Preliminary allocation to:
     In process research and development.............    31,500    4,900  36,400
     Unearned compensation...........................    29,033    7,300  36,333
                                                        -------  ------- -------
   Preliminary allocation to goodwill and other
    intangibles......................................   237,470  112,243 349,713
                                                        =======  ======= =======

   The fair value of shares of PMC common stock was determined by taking an average of the opening and closing price of PMC common stock for a short period just before and just after the terms of the transaction were agreed to by the parties and announced to the public. The purchase price was increased by the estimated fair value of the PMC options and warrants exchanged for the Malleable and Datum options and warrants outstanding.

   The pro forma financial information reflects the results of operations for Malleable for the three months ended March 31, 2000 and 1999 and the year ended December 31, 1999 and of Datum for the three months ended February 29, 2000 and 1999 and the year ended November 30, 1999. The Unaudited Pro Forma Condensed Consolidated Statements of Operations reflect additional amortization expense resulting from the increase in goodwill and other intangible assets due to these acquisitions. The charge for in process research and development and the allocation to unearned compensation have been reflected in the Unaudited Pro Forma Condensed Combined Balance Sheet. The charges for in process research and development and amortization of unearned compensation have not been included in the Unaudited Pro Forma Condensed Combined Statements of Operations as these statements do not give effect to nonrecurring merger costs related to the transaction. The unallocated excess of acquisition costs over net assets acquired has been preliminarily allocated to goodwill, which is being amortized over five years.

   In connection with finalizing the purchase price allocation of these transactions, PMC is currently evaluating the fair value of the consideration given and the fair value of the assets acquired and liabilities assumed. Using this information, PMC will make a final allocation of the purchase price, including the allocation to in process research and development, unearned compensation, goodwill and other intangibles. Accordingly, the purchase accounting information is preliminary.

(4) Unaudited Pro Forma Net Income (Loss) Per Share

   The following table reconciles the number of shares used in the pro forma per share calculations to the numbers set forth in PMC and QED historical statements of operations (after giving effect to the other PMC purchase transactions described in Note 3):

                  Shares Used in Pro Forma Share Calculations
                                 (In Thousands)

                             Three Months Ended                Year Ended
                             ------------------- --------------------------------------
                             March 26, March 28, December 26, December 27, December 28,
                               2000      1999        1999         1998         1997
                             --------- --------- ------------ ------------ ------------
   Shares used in basic per
    share calculations
    Historical PMC.........   148,362   138,680    142,759      134,202      125,507
    Pro forma PMC..........   150,293   140,611    144,691      134,202      125,507
    Historical QED.........    20,651     8,180      8,615        7,534        5,940
    As converted QED.......     7,951     3,149      3,317        2,901        2,287
                              -------   -------    -------      -------      -------
   Pro forma combined......   158,244   143,760    148,008      137,103      127,794
                              =======   =======    =======      =======      =======
   Shares used in diluted
    per share
    calculations(1)
    Historical PMC.........   148,362   138,680    142,759      134,202      131,873
    Pro forma PMC..........   150,293   140,611    144,691      134,202      131,873
    Historical QED.........    20,651     8,180      8,615        7,534       13,210
    As converted QED.......     7,951     3,149      3,317        2,901        5,086
                              -------   -------    -------      -------      -------
   Pro forma combined......   158,244   143,760    148,008      137,103      136,959
                              =======   =======    =======      =======      =======

--------
(1) Diluted per share calculations do not included common equivalent associated with options and warrants in periods where their effect is anti-dilutive.

(5) Conforming Adjustments and Intercompany Transactions

   There are no material intercompany transactions included in the unaudited pro forma condensed combined financial statements. There were no material adjustments required to conform the accounting policies of PMC and QED.

                   SHARE OWNERSHIP BY PRINCIPAL STOCKHOLDERS,
                        MANAGEMENT AND DIRECTORS OF QED

   The following table sets forth information concerning the beneficial ownership of common stock of QED as of June 30, 2000 for the following:

  . each person or entity who is known by QED to own beneficially more than five percent of the outstanding shares of QED common stock;

  .  each of QED's current directors;

  . the chief executive officer and other highly compensated officers of QED; and

  .  all directors and executive officers of QED as a group.

   The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual or entity has voting power or investment power and any shares that the individual has the right to acquire within 60 days of June 30, 2000 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes or table, each person or entity has sole voting and investment power, or shares such powers with his or her spouse, with respect to the shares shown as beneficially owned and has an address of c/o Quantum Effect Devices, Inc., 2500 Augustine Boulevard, Suite 200, Santa Clara, CA 95054.

   The executive officers and directors listed below and the entities affiliated with Weiss, Peck & Greer Venture Partners and the entities affiliated with Bessemer Venture Partners, have entered into a voting agreement with PMC agreeing to vote their shares of QED common stock in favor of adoption of the reorganization agreement.

                                                         Shares Beneficially
                                                                Owned
                                                         -----------------------
Directors, Executive Officers and 5% Stockholders          Number     Percent
-------------------------------------------------        ------------ ----------
Executive Officers and Directors
 Christopher J. Schaepe(1)..............................    5,535,121    20.7%
 Thomas J. Riordan(2)...................................    1,294,417     4.8
 Raymond Kunita(3)......................................    1,296,217     4.8
 Bruce K. Graham(4).....................................    1,997,441     7.5
 Barry L. Cox(5)........................................      416,563      *
 Howard Bailey(6).......................................      120,000      *
 Andrew J. Keane(7).....................................       93,750      *
Other 5% Stockholders
Entities Affiliated with Weiss, Peck & Greer Venture
 Partners(1)............................................    5,481,283    20.5
 555 California Street, Suite 3130
 San Francisco, CA 94104
Integrated Device Technology, Inc.......................    2,812,000    10.5
 2975 Stender Way
 Santa Clara, CA 95054
Entities Affiliated with Bessemer Venture Partners(4)...    1,991,609     7.5
 1400 Old Country Road, Suite 407
 Westbury, NY 11590
Norwest Venture Partners VI, L.P........................    1,707,094     6.4
 245 Lytton Avenue, Suite 250
 Palo Alto, CA 94301
All executive officers and directors as a group.........   10,855,182    40.7

--------
 *  Represents beneficial ownership of less than 1%.

(1) Includes:

    .  2,029,216 shares held by WPG Enterprise Fund II, L.L.C.;

    .  1,687,297 shares held by Weiss Peck & Greer Venture Associates, III,
       L.L.C.;

    .  865,267 shares held by Weiss Peck & Greer Venture Associates VI,
       L.L.C.;

    .  756,733 shares held by WPG Enterprise Fund III, L.L.C.;

    . 109,239 shares held by Weiss Peck & Greer Venture Associates IV Cayman, L.P.; and

    .  33,531 shares held by WPG Information Sciences Entrepreneur Fund,
       L.P.

    WPG Venture Partners III, L.P. is the fund investment advisory member of WPG Enterprise Fund II, L.L.C. and Weiss Peck & Greer Venture Associates III, L.L.C. Christopher J. Schaepe, one of our directors, is the general partner of WPG Venture Partners III, L.P., and, as such, may be deemed to share voting and investment power with respect to the shares held by these entities. WPG VC Fund Advisor L.L.C. is the fund investment advisory member of Weiss, Peck & Greer Venture Associates IV, L.L.C. and WPG Enterprise Fund III, L.L.C., and is the general partner of WPG Information Sciences Entrepreneur Fund, L.P. Mr. Schaepe is the managing member of WPG VC Fund Advisor, L.L.C., and, as such, may be deemed to share voting and investment power with respect to the shares held by these entities. WPG Fund Advisor L.L.C. is the administrative general partner of Weiss, Peck & Greer Venture Associates IV Cayman, L.P. Mr. Schaepe is a non-managing member of WPG Fund Advisor, L.L.C. and, as such, may be deemed to share voting and investment power with respect to the shares held by Weiss, Peck & Greer Venture Associates IV Cayman, L.P. Mr. Schaepe disclaims beneficial ownership of all shares with respect to which he may be deemed to share voting and investment power except to the extent of his pecuniary interests therein. Mr. Schaepe's shares also include 20,000 shares held by Mr. Schaepe, 24,000 shares held by Mr. Schaepe's family living trust of which he is a trustee and 4,000 shares held by his son's irrevocable trust. Mr. Schaepe disclaims beneficial ownership of the shares held by his son's irrevocable trust.

(2) Includes 16,459 shares subject to options that are exercisable within 60 days of June 30, 2000.

(3) Includes 16,459 shares subject to options that are exercisable within 60 days of June 30, 2000.

(4) Includes (1) 1,050,328 shares held by Bessemer Venture Partners IV L.P.,
    (2) 199,160 shares held by Bessemer Venture Investors L.P., and (3) 742,121 shares held by Bessec Ventures IV L.P. Deer IV & Co. LLC is the general partner of Bessemer Venture Partners IV L.P., Bessemer Venture Investors L.P. and Bessec Ventures IV L.P. Bruce K. Graham, one of our directors, is a general partner of Deer IV & Co. LLC, and may be deemed to share voting and investment power with respect to these shares. He disclaims beneficial ownership of such shares except to the extent of his pecuniary interests therein.

(5) Includes 20,476 shares subject to options that are exercisable within 60 days of June 30, 2000.

(6) Includes 9,062 shares subject to options that are exercisable within 60 days of June 30, 2000.

(7) Includes 10,417 shares subject to options that are exercisable within 60 days of June 30, 2000.

Limitation of Liability of QED's Directors and Officers; Directors and Officers Insurance

   The merger agreement provides that PMC and the surviving corporation will cause to be maintained in effect for a period of six years following the time of the merger:

  . the current provisions in QED's certificate of incorporation, bylaws and indemnification agreements regarding indemnification and exculpation of QED's current and former officers and directors; and

  . the current policies of QED's director's and officer's liability insurance and fiduciary liability insurance, provided that PMC and the surviving corporation may substitute policies with at least the same coverage and amounts and containing terms and conditions, which in the aggregate, are no less advantageous to the insured.

                        DESCRIPTION OF PMC CAPITAL STOCK

Common Stock

   Subject to preferences that may be applicable to any preferred stock which may be issued in the future, the holders of common stock are entitled to receive ratably such non-cumulative dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the common stock. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, except that stockholders may, in accordance with Section 214 of the Delaware General Corporation Law, cumulate their votes in the election of directors. PMC's stockholders may not act by written consent, except to call a meeting of stockholders. In the event of liquidation, dissolution or winding up of PMC, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to liquidation preferences, if any, of preferred stock which may be issued in the future. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

   PMC's board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series, to fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock, and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. Such issued preferred stock could adversely affect the voting power and other rights of the holders of common stock. The issuance of preferred stock may also have the effect of delaying, deferring or preventing a change in control of PMC. At present, there are no outstanding shares of preferred stock.

Rights of Holders of Redeemable Shares

   PMC's subsidiary PMC-Sierra Ltd, a British Columbia corporation, has outstanding Special Shares redeemable for PMC common stock. Special shares generally represent the economic and functional equivalent of the common stock of PMC for which they can be redeemed. However, Special Shares do not vote together with PMC's common stock. Each class of Special Shares has class voting rights with respect to transactions that affect the rights of the class and for certain extraordinary corporate transactions involving PMC-Sierra Ltd. If PMC-Sierra Ltd is liquidated or dissolved, then the Special Shares receive a preferential payment equal to the value of the PMC common stock for which the Special Shares could then be redeemed. The Special Shares were issued in a 1994 recapitalization of PMC-Sierra Ltd through which PMC acquired control of PMC-Sierra Ltd.

   Another PMC subsidiary has outstanding shares redeemable for PMC Common Stock, which vote together with PMC's common stock and also represent the economic equivalent of PMC's common stock. These shares were issued in connection with the Extreme Packet Devices acquisition. Additional shares of this type will be issued in the Datum Telegraphic acquisition.

                        DESCRIPTION OF QED CAPITAL STOCK

   The authorized capital stock of QED consists of 100,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of Preferred Stock $0.001 par value.. As of June 30, 2000, (i) 26,685,217 shares of common stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable; (ii) no shares of common stock were held by subsidiaries of QED;
(iii) 300,000 shares of common stock were available for future issuance pursuant to the employee stock purchase plan; (iv) 5,374,669 shares of common stock were reserved for issuance upon the exercise of outstanding options to purchase common stock under QED's 1999 equity incentive plan; (v) 1,990,364 shares of common stock were available for future grant under QED's 1999 equity incentive plan; (vi) no shares of common stock were reserved for issuance upon the exercise of outstanding options to purchase common stock under QED's 1999 non-employee directors' stock option plan; (vii) 356,589 shares of common stock were available for future grant under QED's 1999 non-employee directors' stock option plan; and (viii) 97,750 shares of common stock were reserved for future issuance upon exercise of outstanding warrants of QED. As of the date hereof, no shares of preferred stock were issued or outstanding.

            COMPARISON OF RIGHTS OF HOLDERS OF QED COMMON STOCK AND
                                PMC COMMON STOCK

   This section of the proxy statement-prospectus describes the material differences between the rights of holders of QED common stock and PMC common stock. While PMC and QED believe that the description covers the material differences between the two, this summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to for a more complete understanding of the differences between being a stockholder of QED and being a stockholder of PMC.

Number of Directors

   PMC's bylaws fix the authorized number of directors at five. PMC's board of directors or stockholders may change such number by amending their respective bylaws or certificates. QED's certificate provides that the board of directors have the exclusive authority to fix the authorized number of directors by one or more resolutions adopted by the board of directors. QED's board of directors is presently composed of five members.

Cumulative Voting for Directors

   Under Delaware law, unless the corporation's or certificate of incorporation provides otherwise, there can be no cumulative voting for the election of directors. PMC's certificate provides for cumulative voting, QED's does not.

   QED's certificate does not provide for cumulative voting, unless the company
(i) is subject to Section 2115(b) of the California General Corporation Law and
(ii) is not a "listed" corporation or ceases to be a "listed corporation under
Section 301.5 of the California General Corporation Law. QED is not currently subject to Section 2115(b).

Classified Board of Directors

   A classified board is one to which some, but not all, of the directors are elected on a rotating basis each year. Delaware law permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. This method of electing directors makes changes in the composition of the board of directors, and thus a potential change in control of a corporation, a lengthier and more difficult process. QED currently has a classified board made up of three classes. PMC does not have a classified board of directors.

Director Voting

   PMC's bylaws and QED's bylaws provide that the number of directors constituting a quorum shall be a majority of the number of authorized directors.

Removal of Directors

   Under Delaware law, unless otherwise restricted by the certificate of incorporation or by the corporation's bylaws, any director or the entire board of directors may be removed with or without cause by the holders of a majority of the shares then entitled to vote at an election of directors; provided, however, that so long as stockholders of the corporation are entitled to cumulative voting, as are PMC's stockholders, no individual director may be removed without cause, unless the entire board is removed, if the number of votes cast against such removal would be sufficient to elect the director if then cumulatively voted at an election of the class of directors of which the director is a part. Whenever the holders of any class or series are entitled to elect one or more directors by the certificate of incorporation, such director or directors may be removed without cause only if there are sufficient votes by the holders of the outstanding shares of that class or series. A vacancy created by the removal of a director may be filled only by the approval of the stockholders.

   During such time that QED is not subject to Section 2115(b), QED's certificate does not permit the holders of a majority of the outstanding shares then entitled to vote to remove any director or the entire board from office other than for cause. Unless the QED board of directors determines by resolution that a vacancy is be filled by the stockholders, any vacancy created by the removal of a director may be filled only by the affirmative vote of a majority of the directors then in office.

   Under Delaware law, no reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

Filling Vacancies on the Board of Directors

   Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office, even though less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws and unless the certificate of incorporation directs that a particular class is to elect such director, in which case any other directors elected by such class, or a sole remaining director, shall fill such vacancy. PMC's and QED's bylaws allow any vacancy on the board of directors to be filled by a majority of the directors then in office, although less than a quorum.

Advance Notice of Stockholder Proposals

   PMC's and QED's bylaws provide that no matter, including director nominations, proposed by PMC's or QED's respective stockholders will be considered at an annual meeting unless:

  .  it is specified in the written notice of meeting;

  .  it is brought by or at the direction of the board of directors; or

  . it is brought by a stockholder of the corporation who was a stockholder of record on the record date and written notice of such matter is provided to PMC or QED in compliance with the form and time frames set forth in each corporation's bylaws.

Power to Call Special Meetings of Stockholders

   Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. Pursuant to PMC's bylaws, special meetings may be called by the chairman of the board, the board of directors, or the president. The stockholders may also request a special meeting with the written consent of a majority of the outstanding shares, provided that the notice states each action proposed and is sent to PMC in compliance with the time frames set by PMC's certificate. QED's bylaws specify that the chairman of the board, the chief executive officer, the board of directors by a resolution adopted by a quorum, and the holders of 50% of QED's outstanding common stock may call a special meeting. However, if anyone but the board of directors calls a special meeting, then the request must be made in writing in compliance with the form and time frames outlined by QED's bylaws.

Business Combination Following a Change of Control

   In the last several years, a number of states, have adopted special laws designed to make some kinds of "unfriendly" corporate takeovers, or other transactions involving a corporation and one or more of its significant stockholders, more difficult. Under Section 203 of the Delaware General Corporation Law, some business combinations by Delaware corporations with interested stockholders are subject to a three-year moratorium unless specified conditions are met. Section 203 prohibits a Delaware corporation from engaging in a business combination with an interested stockholder for three years following the date that such person becomes an interested stockholder. With some exceptions, an interested stockholder is generally a person or group who or which owns 15% or more of the corporation's outstanding voting stock, including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only, or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

Amendment of Charter Documents

   Generally, under Delaware law, an amendment to a corporation's certificate of incorporation requires the approval of the board of directors and the approval of holders of a majority of the outstanding stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. PMC's certificate can be amended, altered or repealed in any manner now or hereafter prescribed by Delaware law. PMC's bylaws may be altered, amended or repealed at any meeting of the board of directors by a majority vote of the directors present at the meeting or by the stockholders.

   QED's certificate of incorporation may be amended, altered, changed or repealed in any manner now or hereafter prescribed by Delaware Law; except that the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of QED stock, voting as a single class are required to alter, amend or repeal Articles V, VI and VII. QED's bylaws may be amended, altered, or repealed by the board of directors or with the affirmative vote of the then-outstanding shares of QED stock entitled to vote.

Indemnification

   PMC's and QED's certificates of incorporation indemnify directors and officers to the fullest extent permissible under Delaware law, as such law exists currently or as it may be amended in the future. Under Delaware law, such provision may not indemnify directors' or officers' liability for:

  . breaches of the director's or officer's duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;

  . the payment of unlawful dividends or unlawful stock repurchases or redemptions; or

  . transactions in which the director or officer received an improper personal benefit.

   PMC's and QED's bylaws authorize each corporation to provide insurance for its directors, officers, employees and/or agents, against any expense, liability or loss, whether or not the respective corporation would have the power to indemnify such person against such expense, liability or loss under Delaware law. QED's bylaws further authorize it to make advances to such persons for expenses incurred during legal proceedings related to actions made by them on behalf of QED.

   The reorganization agreement provides that PMC will use its best efforts for a period of six years to maintain in effect the directors' and officers' liability policies maintained by QED.

Inspection of Stockholders List

   Delaware law permits any stockholder upon written demand under oath stating the purpose thereof to inspect, during regular business hours, a corporation's stock ledger, a list of its stockholders and its other books and records and to make copies of extracts therefrom for any proper purpose. If the corporation refuses such request, or fails to respond within five business days after the demand has been made, the stockholder may petition the court for an order to compel such inspection. The court may prescribe limitations or conditions upon the inspection, or award any other or further relief the court deems just and proper.

                                    EXPERTS

   The audited consolidated financial statements of PMC as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999 are annexed to this document in reliance on the report of Deloitte & Touche LLP, independent auditors, given on the authority of said firm as experts in accounting and auditing.

   The financial statements of QED as of June 30, 1999 and 1998 and for each of the three years in the period ended June 30, 1999 included in this proxy statement prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The audited financial statements of Malleable as of December 31, 1999 and 1998 and cumulative from July 31, 1997 (inception) through December 31, 1999 are annexed to this document in reliance on the report of Deloitte & Touche LLP, independent auditors, given on the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

   The validity of the shares of PMC common stock offered by this document and certain legal matters with respect to the federal income tax consequences of the merger will be passed upon for PMC by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters with respect to federal income tax consequences of the merger will be passed upon for QED by Cooley Godward LLP, Palo Alto, California.

                      WHERE YOU CAN FIND MORE INFORMATION

   The following reports, which have been filed by PMC with the Securities and Exchange Commission, are attached as Annexes I and H to this proxy statement-prospectus:

  . PMC's annual report on Form 10-K, as amended, for the fiscal year ended December 26, 1999

  .  PMC's quarterly report on Form 10-Q for the quarter ended March 26, 2000

   Additional copies of the reports annexed to this proxy statement-prospectus (excluding exhibits, unless specifically requested) are available from PMC upon request without charge. Requests should be directed to: PMC-Sierra, Inc, 900 East Hamilton Avenue, Suite 250, Campbell, CA 95008, Attention: Investor Relations, or by calling at (408) 626-2000. Any request for reports should be made by August 12, 2000 to ensure timely delivery.

   PMC and QED each file reports, proxy statements and other information with the Securities and Exchange Commission which may be inspected and copied at the public reference facilities maintained by the SEC at:

Judiciary Plaza            Citicorp Center            Seven World Trade Center
Room 1024                  500 West Madison Street    13th Floor
450 Fifth Street, N.W.     Suite 1400                 New York, New York 10048
Washington, D.C. 20549     Chicago, Illinois 60661

   Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at (800) SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information regarding PMC. The address of the SEC website is http://www.sec.gov.

   Reports, proxy statements and other information regarding PMC and QED may also be inspected at The National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

   PMC has filed a registration statement under the Securities Act of 1933 with the SEC with respect to PMC's common stock to be issued to QED stockholders in the merger. This proxy statement-prospectus constitutes the prospectus of PMC filed as part of the registration statement. This proxy statement-prospectus does not contain all of the information set forth in the registration statement because parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying at the SEC's offices as set forth above.

   YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT AND ITS ANNEXES IN CONSIDERING ADOPTION OF THE REORGANIZATION AGREEMENT. NEITHER PMC NOR QED HAS AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

   THIS DOCUMENT DOES NOT CONSTITUTE AN OFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION OR TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION.

              STOCKHOLDER PROPOSALS FOR THE 2000 ANNUAL MEETING OF
                QED STOCKHOLDERS IF THE MERGER IS NOT COMPLETED

   QED will hold a 2000 annual meeting of QED stockholders at a date to be determined, only if the merger is not completed.

   If the merger is not completed, QED stockholders may present proper proposals for consideration at the next annual meeting of QED stockholders by submitting their proposal in writing to the Secretary of QED in a timely manner. However, in order for such stockholder proposals to be eligible to be brought before QED's stockholders at the next annual meeting of QED's stockholders, the stockholder submitting the proposal must also comply with the procedures, including the deadlines, required by the certificate of incorporation and bylaws of QED. Stockholder nominations of directors are not stockholder proposals within the meaning of Rule 14a-8 and are not eligible for inclusion in QED's proxy statement.

                          QUANTUM EFFECT DEVICES, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
Report of Independent Accountants........................................  F-2

Balance Sheets as of June 30, 1999 and 1998..............................  F-3

Statements of Operations for the years ended June 30, 1999, 1998 and
 1997....................................................................  F-4

Statements of Stockholders' Equity for the years ended June 30, 1999,
 1998 and 1997...........................................................  F-5

Statements of Cash Flows for the years ended June 30, 1999, 1998 and
 1997....................................................................  F-6

Notes to Financial Statements............................................  F-7

Unaudited Condensed Balance Sheets as of March 31, 2000 and June 30,
 1999.................................................................... F-22

Unaudited Condensed Statements of Operations for the three and nine months ended March 31, 2000 and 1999.................................... F-23

Unaudited Condensed Statements of Cash Flows for the nine months ended
 March 31, 2000 and 1999................................................. F-24

Notes to Unaudited Condensed Financial Statements........................ F-25

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders of
Quantum Effect Devices, Inc.:

   In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Quantum Effect Devices, Inc. as of June 30, 1998, and 1999 and the results of its operations and its cash flows for the three years in the period ended June 30, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Jose, California
August 11, 1999 except Note 10,
which is as of December 28, 1999.

                          QUANTUM EFFECT DEVICES, INC.

                                 BALANCE SHEETS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                 JUNE 30,
                                                              ----------------
                                                               1999     1998
                                                              -------  -------
ASSETS
Current assets:
  Cash and cash equivalents.................................. $ 1,442  $ 9,756
  Short-term investments.....................................  16,023       --
  Restricted cash............................................   2,000       --
  Accounts receivable, net...................................   3,065    1,387
  Receivables from related parties...........................     652      870
  Inventories................................................   2,122      852
  Prepaid expenses and other current assets..................     768    1,082
                                                              -------  -------
    Total current assets.....................................  26,072   13,947
Property and equipment, net..................................   1,807    1,909
                                                              -------  -------
      Total assets........................................... $27,879  $15,856
                                                              =======  =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Borrowings, current portion................................ $ 1,140  $   489
  Accounts payable...........................................   3,066    2,090
  Accrued expenses and other current liabilities.............   3,102    2,217
  Deferred revenue...........................................     248      710
  Capital lease obligations, current portion.................     342      220
                                                              -------  -------
    Total current liabilities................................   7,898    5,726
Borrowings, non-current portion..............................   1,949    1,143
Capital lease obligations, non-current portion...............     426      478
                                                              -------  -------
      Total liabilities......................................  10,273    7,347
                                                              -------  -------
Commitments and contingencies (Note 9)
Stockholders' equity:
  Preferred stock, $.001 par value, 13,897,750 shares
   authorized, 13,618,837 and 9,100,000 shares issued and
   outstanding ..............................................      14        9
  Common stock, $.001 par value, 29,000,000 shares
   authorized, 8,532,959 and 7,789,966 shares issued and
   outstanding ..............................................       9        8
Additional paid-in capital...................................  43,409   21,955
Note receivable from stockholder.............................      --       --
Deferred stock-based compensation............................  (1,462)    (868)
Accumulated deficit.......................................... (24,364) (12,595)
                                                              -------  -------
    Total stockholders' equity...............................  17,606    8,509
                                                              -------  -------
Total liabilities and stockholders' equity................... $27,879  $15,856
                                                              =======  =======

   The accompanying notes are an integral part of these financial statements.

                          QUANTUM EFFECT DEVICES, INC.

                            STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      YEAR ENDED JUNE 30,
                                                   ----------------------------
                                                     1999       1998     1997
                                                   ---------  --------  -------
Revenue:
  Product revenue................................  $  10,937  $  1,428  $    --
  Royalty revenue................................      1,388     1,798    2,687
  Royalty revenue from related parties...........      3,037     3,254    7,376
                                                   ---------  --------  -------
   Total revenue.................................     15,362     6,480   10,063
                                                   ---------  --------  -------
Cost of revenue:
  Product revenue................................      8,513     3,714       --
                                                   ---------  --------  -------
   Gross profit..................................      6,849     2,766   10,063
                                                   ---------  --------  -------
Operating expenses:
  Research and development.......................     12,381     9,552    9,421
  Selling, general and administrative............      5,436     2,979    2,123
  Stock-based compensation.......................        777       150       --
                                                   ---------  --------  -------
   Total operating expenses......................     18,594    12,681   11,544
                                                   ---------  --------  -------
Loss from operations.............................    (11,745)   (9,915)  (1,481)
Interest income..................................        472       325      340
Interest expense.................................       (496)     (204)      --
                                                   ---------  --------  -------
Net loss before income taxes.....................    (11,769)   (9,794)  (1,141)
Provision for income taxes.......................         --        89       60
                                                   ---------  --------  -------
Net loss.........................................  $(11,769)  $(9,883)  $(1,201)
                                                   =========  ========  =======
Net loss per share:
  Basic and diluted..............................  $  (1.45)  $ (1.53)  $  (.21)
                                                   =========  ========  =======
  Weighted average shares........................      8,111     6,451    5,746
                                                   =========  ========  =======

   The accompanying notes are an integral part of these financial statements.

                         QUANTUM EFFECT DEVICES, INC.

                      STATEMENTS OF STOCKHOLDERS' EQUITY
                                (IN THOUSANDS)

                            Preferred
                              Stock     Common Stock  Additional   Deferred
                          ------------- -------------  Paid-In   Stock-Based  Accumulated
                          Shares Amount Shares Amount  Capital   Compensation   Deficit    Total
                          ------ ------ ------ ------ ---------- ------------ ----------- --------
BALANCE AT JUNE 30,
 1996...................   4,300  $ 4   5,548   $ 6    $ 8,657     $    --     $ (1,511)  $  7,156
Exercise of stock
 options................      --   --     266    --         40          --           --         40
Net loss................      --   --      --    --                     --       (1,201)    (1,201)
                          ------  ---   -----   ---    -------     -------     --------   --------
BALANCE AT JUNE 30,
 1997...................   4,300    4   5,814     6      8,697          --       (2,712)     5,995
Issuance of Series C
 preferred stock........   4,800    5      --    --     11,946          --           --     11,951
Exercise of stock
 options................      --   --   1,976     2        294          --           --        296
Deferred stock-based
 compensation...........      --   --      --    --      1,018      (1,018)          --         --
Amortization of deferred
 stock-based
 compensation...........      --   --      --    --         --         150           --        150
Net loss................      --   --      --    --         --          --       (9,883)    (9,883)
                          ------  ---   -----   ---    -------     -------     --------   --------
BALANCE AT JUNE 30,
 1998...................   9,100    9   7,790     8     21,955        (868)     (12,595)     8,509
Issuance of Series D
 preferred stock........   4,519    5      --    --     19,473          --           --     19,478
Issuance of common stock
 for cash...............      --   --     238    --        475          --           --        475
Exercise of stock
 options................      --   --     505     1        135          --           --        136
Deferred stock-based
 compensation...........      --   --      --    --      1,371      (1,371)          --         --
Amortization of deferred
 stock-based
 compensation...........      --   --      --    --         --         777           --        777
Net loss................      --   --      --    --         --          --      (11,769)   (11,769)
                          ------  ---   -----   ---    -------     -------     --------   --------
BALANCE AT JUNE 30,
 1999...................  13,619  $14   8,533    $9    $43,409     $(1,462)    $(24,364)  $ 17,606
                          ======  ===   =====   ===    =======     =======     ========   ========

   The accompanying notes are an integral part of these financial statements.

                          QUANTUM EFFECT DEVICES, INC.

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                    YEAR ENDED JUNE 30,
                                               --------------------------------
                                                  1999       1998       1997
                                               ----------  ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss.....................................  $ (11,769)  $ (9,883)  $ (1,201)
Adjustments to reconcile net loss to net cash
 used in operating activities:
  Allowance for doubtful accounts............         300         --         --
  Depreciation and amortization..............         962        909        959
  Amortization of deferred stock-based
   compensation..............................         777        150         --
  Deferred income taxes......................          --         89        580
  Changes in assets and liabilities:
   Accounts receivable.......................      (1,760)    (1,271)       217
   Inventories...............................      (1,270)      (852)        --
   Prepaid expenses and other current
    assets...................................         314       (391)      (476)
   Accounts payable..........................         976        597        770
   Accrued expenses and other current
    liabilities..............................         885        210      1,148
   Deferred revenue..........................        (462)      (451)    (2,093)
                                               ----------  ---------  ---------
     Net cash used in operating activities...     (11,047)   (10,893)       (96)
                                               ----------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of property and equipment......        (493)       (76)      (936)
  Purchase of short term investments.........     (16,023)        --         --
  Maturities and sales of short term
   investments...............................          --         --      2,974
  Restricted cash............................      (2,000)        --         --
                                               ----------  ---------  ---------
   Net cash provided by (used in) investing
    activities...............................     (18,516)       (76)     2,038
                                               ----------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments under capital leases....        (297)      (127)        --
  Proceeds from issuance of preferred stock..      19,478     11,951         --
  Proceeds from issuance of common stock.....         611        296         40
  Proceeds from borrowings...................       2,000      2,000         --
  Repayments of borrowings...................        (543)      (368)      (250)
                                               ----------  ---------  ---------
   Net cash provided by (used in) financing
    activities...............................      21,249     13,752       (210)
                                               ----------  ---------  ---------
Net increase (decrease) in cash and cash
 equivalents.................................      (8,314)     2,783      1,732
Cash and cash equivalents at beginning of
 period......................................       9,756      6,973      5,241
                                               ----------  ---------  ---------
Cash and cash equivalents at end of period...  $    1,442  $   9,756  $   6,973
                                               ==========  =========  =========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Income tax paid (refunded), net............  $       55  $    (467) $     470
                                               ==========  =========  =========
  Cash paid for interest.....................  $      405  $     170  $      --
                                               ==========  =========  =========
NON-CASH INVESTING AND FINANCING ACTIVITIES:
  Acquisition of property and equipment
   through capital leases....................  $      367  $     825  $      --
                                               ==========  =========  =========


   The accompanying notes are an integral part of these financial statements.

                          QUANTUM EFFECT DEVICES, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--THE COMPANY AND SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES:

THE COMPANY

   Quantum Effect Devices, Inc. (formerly Quantum Effect Design, Inc.) ("QED" or the "Company") was incorporated in California in August 1991 and reincorporated in Delaware on December 28, 1999 (see note 11). The Company changed its name from Quantum Effect Design, Inc. to Quantum Effect Devices, Inc. in August 1999. The Company is a developer and supplier of high performance embedded microprocessors for use in information-intensive applications such as networking/communications infrastructure equipment, business network equipment and consumer network products.

USE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences could affect the results of operations reported in future periods.

REVENUE RECOGNITION

   Revenue from product sales is generally recognized upon shipment, net of sales returns and allowances. Revenue generated by sales to distributors under agreements allowing certain rights of return are deferred for financial reporting purposes until the products are sold by the distributors.

   Royalty revenue is recognized when third parties and related third parties sell products that the Company has developed and licensed for production. Royalty revenue received in advance of the sale of the licensed products is recorded as deferred revenue and recognized when the products are sold by the third parties.

RESEARCH AND DEVELOPMENT

   Research and development expenditures are expensed as incurred.

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

   The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents. At June 30, 1999, cash and cash equivalents were held by three major U.S. financial institutions. Cash and cash equivalents consist of cash on deposit with banks, money market funds and commercial deposits, the fair value of which approximates cost.

                          QUANTUM EFFECT DEVICES, INC.

   The Company classifies all short-term investments as available-for-sale. Accordingly, these investments are carried at fair value. The fair value of such securities approximates cost, and there were no material unrealized gains or losses as of June 30, 1999. Short-term investments generally have maturities of less than one year from the date of purchase. The following table summarizes the estimated fair value of the Company's cash, cash equivalents and short-term investments (in thousands):

                                                                    June 30,
                                                                 --------------
                                                                  1999    1998
                                                                 ------- ------
Cash and cash equivalents:
  Cash.......................................................... $   654 $  621
  Money market funds............................................     788  1,135
  Commercial paper..............................................      --  8,000
                                                                 ------- ------
                                                                 $ 1,442 $9,756
                                                                 ======= ======
Short-term investments:
  U.S. Government bonds and notes............................... $10,943 $   --
  Commercial bonds and notes....................................   5,080     --
                                                                 ------- ------
                                                                 $16,023 $   --
                                                                 ======= ======

RESTRICTED CASH

   At June 30, 1999, the Company had $2.0 million invested in a certificate of deposit with a major U.S. financial institution as security for a letter of credit with a major supplier for the same amount. This letter of credit expires on May 30, 2000.

CONCENTRATIONS OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

   Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and accounts receivable. Substantially all of the Company's cash and cash equivalents are invested in highly-liquid money market funds and commercial securities with major financial institutions. Short-term investments consist of U.S. government and commercial bonds and notes. The Company sells its products principally to original equipment manufacturers and their subcontract manufacturers. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses. Credit losses to date have been consistent with management's estimates.

   The following table sets forth customers comprising 10% or more of the Company's total revenue for each of the periods indicated.

                                                                    Year Ended
                                                                     June 30,
                                                                  ----------------
     Customer                                                     1999  1998  1997
     --------                                                     ----  ----  ----
     A...........................................................  20%   50%   23%
     B...........................................................   4    23    25
     C...........................................................  18    19    --
     D...........................................................  --    --    51
     E...........................................................  13    --    --
     F...........................................................  12    --    --

                          QUANTUM EFFECT DEVICES, INC.

   The Company's accounts receivable were concentrated with two customers at June 30, 1998 (representing 39% and 53% of aggregate receivables) and four customers at June 30, 1999 (representing 22%, 20%, 17% and 15% of aggregate receivables).

FAIR VALUE OF FINANCIAL INSTRUMENTS

   Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, restricted cash short-term investments, accounts receivable, accounts payable, capital lease obligations and borrowings approximate their fair value due to the relatively short maturities and based upon comparable market information available at the respective balance sheet dates. The carrying value of the Company's long-term financial instruments approximates fair value because the interest rates approximate current market rates of similar debt. The Company does not hold or issue financial instruments for trading purposes.

INVENTORIES

   Inventories are stated at the lower of cost or market, cost being determined using the first-in, first-out ("FIFO") method. Appropriate consideration is given to obsolescence, excessive levels, deterioration and other factors in evaluating net realizable value.

PROPERTY AND EQUIPMENT

   Property and equipment, including leasehold improvements, are stated at historical cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of these assets, ranging from three to five years, or, in the case of leasehold improvements, over the lease period, whichever is shorter.

   Upon disposal, the assets and related accumulated depreciation and amortization are removed from the Company's accounts, and the resulting gains or losses are reflected in the statements of operations.

   Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the asset is less than the net book value of the asset. The amount of the impairment loss will generally be measured as the difference between net book values of the assets and their estimated fair values. Based on its most recent analysis, the Company believes that no long-lived assets were impaired at June 30, 1998 and 1999.

COMPREHENSIVE INCOME

   The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. There was no difference between the Company's net loss and its total comprehensive loss for the years ended June 30, 1997, 1998 and 1999.

ACCOUNTING FOR STOCK-BASED COMPENSATION

   The Company accounts for stock-based employee compensation arrangements using the intrinsic value method as prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Accordingly, compensation cost for stock options is measured as the excess, if

                          QUANTUM EFFECT DEVICES, INC.

any, of the fair value of the Company's stock at the date of grant over the stock option exercise price. Expense associated with stock-based compensation is amortized on an accelerated basis over the vesting period of the individual award consistent with the method described in Financial Accounting Standards Board Interpretation No. 28 ("FIN 28"). Application of FIN 28 results in amortization of approximately 53% of the compensation in the first 12 months of vesting, 27% of the compensation in the second 12 months of vesting, 14% of the compensation in the third 12 months of vesting and 6% of the compensation in the fourth 12 months of vesting. The Company accounts for stock issued to non-employees in accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") and Emerging Issues Task Force Consensus No. 96-18, "Accounting for Equity Instruments that are offered to other than employees for acquiring of in conjunction with selling goods or services" ("EITF 96-18"). Under SFAS 123 and EITF 96-18 stock option awards issued to non-employees are accounted for at their fair value using the Black-Scholes method. The fair value of each non-employee stock awarded is remeasured at each period end until a commitment date is reached, which is generally the vesting date.

SEGMENT INFORMATION

   The Company has adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 131 "Disclosure about Segments of an Enterprise and Related Information" ("SFAS No. 131"), effective for fiscal years beginning after December 31, 1997.

   The Company has determined that it has one reportable business segment: the design, license, manufacture and marketing of integrated circuits. To date, all of the Company's products and services have originated within the United States.

NET LOSS PER SHARE

   Basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed based on the weighted average number of common shares and dilutive potential common shares outstanding. The calculation of diluted net loss per share excludes potential common shares if the effect is anti-dilutive. Potential common shares consist of incremental common shares issuable upon the exercise of stock options, shares issuable upon conversion of convertible preferred stock and common shares issuable upon the exercise of common and convertible preferred stock warrants.

   The following table sets forth the computation of basic and diluted net loss per share for the periods presented (in thousands, except per share amounts):

                                                       Year Ended June 30,
                                                    --------------------------
                                                      1999      1998    1997
                                                    --------- -------- -------
Numerator:
  Net loss......................................... $(11,769) $(9,883) $(1,201)
                                                    ========= ======== =======
Denominator:
  Weighted average common shares...................     8,111    6,451   5,746
                                                    ========= ======== =======
Net loss per share:
  Basic and diluted................................ $  (1.45) $ (1.53) $ (.21)
                                                    ========= ======== =======

                          QUANTUM EFFECT DEVICES, INC.

   The following table sets forth potential shares of common stock that are not included in the diluted net loss per share calculation above because to do so would be anti-dilutive for the periods presented (in thousands):

                                                                   June 30,
                                                               -----------------
                                                               1999  1998  1997
                                                               ----- ----- -----
Series A preferred stock...................................... 1,800 1,800 1,800
Series B preferred stock...................................... 2,500 2,500 2,500
Series C preferred stock...................................... 4,800 4,800    --
Series D preferred stock...................................... 4,519    --    --
Series B and C preferred stock warrants.......................    98    94    --
Common stock options.......................................... 5,200 3,208 3,880
Common stock warrants.........................................    80    --    --

RECENT ACCOUNTING PRONOUNCEMENTS

   In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires all costs related to the development stage to be expensed as incurred. Costs incurred during the application development stage are required to be capitalized and amortized over the estimated useful life of the software. The Company does not expect that the adoption of SOP 98-1 will have a material effect on its financial statements. SOP 98-1 is effective for the Company's fiscal year ending June 30, 2000.

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended by Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133--an amendment of FASB Statement No. 133" ("SFAS No. 137"). SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair market value. Changes in the fair market value of derivatives are recorded each period in current earnings or comprehensive income, depending on whether a derivative is designed as part of a hedge transaction, and if so, the type of hedge transaction. Substantially all of the Company's revenue and costs are denominated in U.S. dollars, and to date the Company has not entered into any material derivative contracts. The Company does not expect that the adoption of SFAS No. 133 will have a material effect on its financial statements. The effective date of SFAS No. 133 as amended by SFAS No. 137 will be for fiscal years beginning after June 15, 2000.

NOTE 2--RELATED PARTY TRANSACTIONS:

DEVELOPMENT AND LICENSE AGREEMENT WITH MOTOROLA

   In August 1995, the Company issued to Motorola, Inc. ("Motorola") 2,500,000 shares of Series B convertible preferred stock under the Series B Preferred Stock Purchase Agreement, at a price of $2.40 per share. In February 1997, Motorola sold all of the 2,500,000 shares of Series B convertible preferred stock to a third party.

   In August 1995, the Company entered into a Development and License Agreement with Motorola ("the Motorola Agreement"). Under the Motorola Agreement, the Company obtained a license from Motorola to design certain microprocessors on behalf of Motorola in exchange for up to $1.1 million in milestone payments. In March 1997, Motorola indicated its final acceptance of all milestones set forth in the Motorola Agreement. As a result, the Company granted Motorola an exclusive, royalty-bearing license to manufacture

                          QUANTUM EFFECT DEVICES, INC.

and sell the licensed product. The full amount of milestone payments and a one-time royalty payment of $4.0 million, totaling $5.1 million, received from Motorola was recognized upon final acceptance of the milestones in the year ended June 30, 1997. This amount is recorded in the statement of operations under "Royalty revenue from related parties." The Company is not entitled to any other royalties under this contract.

DEVELOPMENT AND LICENSE AGREEMENT WITH IDT

   In January 1992, the Company entered into a Development and License Agreement (the "IDT Agreement") with Integrated Device Technology, Inc. ("IDT"). At June 30, 1999, IDT owned approximately 16.4% of the Company's outstanding common and preferred stock. Under the terms of the IDT Agreement, IDT agreed to fund the development of three products, based on the achievement of certain milestones. The IDT agreement stipulated that products developed under it become the sole and exclusive property of IDT. IDT is required to pay to the Company royalties on QED-developed products sold by IDT for a period of ten years from the initial royalty payment. The Company recognized IDT royalty income of $2,276,000, $3,254,000 and $3,037,000 in the years ended June 30,
1997, 1998 and 1999, respectively. These amounts are recorded in the statement of operations under "Royalty revenue from related parties."

SALE OF CAPITAL STOCK TO CISCO

   In April 1999, in conjunction with the sale of Series D preferred stock to other investors, the Company sold 1,047,454 shares of Series D preferred stock and 237,500 shares of common stock to Cisco Systems, Inc. ("Cisco"). The Company believes that these shares were sold on an arms-length basis.

   Product revenue for the year ended June 30, 1999 includes sales of approximately $255,000 made directly to Cisco. This excludes amounts sold to Cisco's manufacturing subcontractors, which total approximately $2 million.

NOTE 3--BALANCE SHEET COMPONENTS

                                                                  June 30,
                                                               ----------------
                                                                1999     1998
                                                               -------  -------
                                                               (in thousands)
ACCOUNTS RECEIVABLE, NET:
  Accounts receivable......................................... $ 3,365  $ 1,387
  Less: allowance for doubtful accounts.......................    (300)      --
                                                               -------  -------
                                                               $ 3,065  $ 1,387
                                                               =======  =======
INVENTORIES:
  Work-in-progress............................................ $ 1,384  $   815
  Finished goods..............................................     738       37
                                                               -------  -------
                                                               $ 2,122  $   852
                                                               =======  =======
PROPERTY AND EQUIPMENT, NET:
  Furniture and fixtures...................................... $   257  $   181
  Computer hardware...........................................   3,918    3,252
  Computer software...........................................   3,095    2,977
  Leasehold improvements......................................      23       23
                                                               -------  -------
                                                                 7,293    6,433
  Less: Accumulated depreciation and amortization.............  (5,486)  (4,524)
                                                               -------  -------
                                                               $ 1,807  $ 1,909
                                                               =======  =======

                          QUANTUM EFFECT DEVICES, INC.

   Assets acquired under capital lease obligations are included in property and equipment and totaled $825,000 and $1,192,000, with related accumulated depreciation of $530,000 and $167,000 at June 30, 1999 and 1998, respectively.

                                                                    June 30,
                                                                  -------------
                                                                   1999   1998
                                                                  ------ ------
                                                                       (in
                                                                   thousands)
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES:
  Accrued employee compensation.................................. $1,439 $1,126
  Accrued warranty...............................................    929    531
  Other..........................................................    734    560
                                                                  ------ ------
                                                                  $3,102 $2,217
                                                                  ====== ======

NOTE 4--BORROWINGS:

SECURED PROMISSORY NOTE

   In September 1997, the Company borrowed $2,000,000 under a secured promissory note (the "Note"). The Note is secured by certain fixed assets of the Company and bears interest at 8.25% per annum. The Note balance is payable over 42 months commencing November 1, 1997, with a final balloon payment of $300,000.

LINE OF CREDIT

   In January 1999, the Company entered into a loan and security agreement ("line of credit") with a lender, under which it may borrow up to $6,000,000. The line of credit is collaterized by substantially all of the Company's tangible assets and expires on December 31, 2000. Under the line of credit, the Company borrowed $2,000,000 through June 30, 1999. Borrowings under the line of credit are payable over 42 months commencing in July 1999, and bear interest at 12% for the first six months and 8.5% thereafter, with a final balloon payment of $200,000.

   Under the line of credit, no financial covenants are required to be met for borrowings up to $2,000,000. For incremental borrowings up to $6,000,000, QED must maintain certain financial ratios. The line of credit prohibits the Company from paying dividends. At June 30, 1999, the Company was in compliance with these covenants.

   Aggregate principal payments remaining under the Note and the line of credit at June 30, 1999 are as follows (in thousands):

     YEAR ENDING JUNE 30,
       2000............................................................ $ 1,140
       2001............................................................   1,289
       2002............................................................     660
                                                                        -------
                                                                          3,089
       Less: current portion...........................................  (1,140)
                                                                        -------
       Non-current portion............................................. $ 1,949
                                                                        =======

                          QUANTUM EFFECT DEVICES, INC.

NOTE 5--PREFERRED STOCK:

   Preferred stock at June 30, 1999 consisted of the following (in thousands):

                                                                        Proceeds
                                                         Shares          Net of
                                                 ---------------------- Issuance
                                                 Authorized Outstanding  Costs
                                                 ---------- ----------- --------
   Series A.....................................    1,800      1,800    $ 2,520
   Series B.....................................    2,594      2,500      6,000
   Series C.....................................    4,804      4,800     11,951
   Series D.....................................    4,700      4,519     19,478
                                                   ------     ------    -------
                                                   13,898     13,619    $39,949
                                                   ======     ======    =======

   The holders of preferred stock have various rights and preferences as follows:

CONVERSION

   Each share of Series A, B, C and D preferred stock outstanding is convertible into common stock at any time at the option of the holder based on a formula which currently results in a one-for-one exchange ratio of common for preferred. This formula is subject to adjustments for stock splits, stock dividends, recapitalizations, and other similar transactions. The shares of preferred stock automatically convert into shares of common stock upon the effectiveness of a registration statement under the Securities Act of 1933, as amended, (the "Securities Act") if the offering results in gross proceeds of at least $10,000,000, and the per share offering price is at least $6.48.

DIVIDENDS

   Noncumulative dividends at the annual rate of $.11, $.19, $.20 and $.35 per share for Series A, B, C and D preferred stock, respectively, as declared by the Board of Directors, are payable to the holders of preferred stock in preference to any dividends for common stock declared by the Board of Directors. Dividends on shares of preferred stock may exceed the annual per share rate of $.11, $.19 and $.20 and $.35 for Series A, B, C and D preferred stock, respectively, in the event that a higher dividend rate is paid on any other class of the Company's stock. In such an event, the dividends on the shares of preferred stock will be paid at the same rate, determined on an if-converted basis. No dividends have been declared to date.

LIQUIDATION

   In the event of liquidation, holders of preferred stock are entitled to a per share distribution in preference to holders of common stock equal to $1.40, $2.40, $2.50 and $4.32 for Series A, B, C and D preferred stock, respectively (adjusted for stock splits, combinations or similar events), plus any declared but unpaid dividends. In the event funds are sufficient to make a complete distribution to the holders of preferred stock as described above, the remaining assets will be distributed to the holders of common stock and Series A, B and C preferred stock based upon the number of shares of common stock held by each, assuming conversion of all shares of preferred stock into common stock; provided that the holders of Series C preferred shall not be entitled to distributions in excess of $10.00 per share.

VOTING

   The holders of common stock are entitled to elect one of the Company's five directors. The holders of Series A preferred stock are entitled to elect two of the Company's five directors. The holders of Series B preferred stock are entitled to elect one of the company's five directors. The holders of Series C preferred stock

                          QUANTUM EFFECT DEVICES, INC.

are entitled to elect one of the company's five directors. The holders of Series D preferred stock are not entitled to elect members of the Company's Board of Directors. Each share of preferred stock is entitled to one vote for each share of common stock into which the preferred stock is convertible.

SERIES B PREFERRED STOCK WARRANTS

   In connection with a secured promissory note (see note 4) and a secured lease agreement signed in September 1997, the Company issued warrants to purchase 93,750 shares of Series B preferred stock at an exercise price of $1.60 per share. The warrants expire in September 30, 2003 or three years from the effective date of the Company's IPO, whichever is later. The warrants include certain registration rights. They also include anti-dilution provisions similar to those granted to holders of preferred stock and provide for exercise on a "net exercise" basis. The Company has determined the value of the warrants to be $158,000, based on the Black-Scholes option pricing model, and this amount is being recognized as interest expense over the term of the related borrowing agreements. Notwithstanding the above expiration dates, upon conversion of the convertible preferred stock in connection with an IPO, the convertible preferred stock warrants shall automatically become exercisable.

SERIES C PREFERRED STOCK WARRANTS

   In July 1998, the Company issued warrants to purchase 4,000 shares of Series C preferred stock at an exercise price of $2.50 per share in connection with an increase of $200,000 to its existing lease line from $1,000,000 to $1,200,000. The warrants expire in July 2004 or three years from the effective date of the Company's initial public offering, whichever is later. The warrants include registration rights and anti-dilution provisions similar to those granted to holders of Series C preferred stock and provide for exercise on a "net exercise" basis. The Company has determined the value of the warrants to be $6,000, based on the Black-Scholes option pricing model, and this amount is being recognized as interest expense over the term of the related borrowing agreement. Notwithstanding the above expiration dates, upon conversion of the convertible preferred stock in connection with an IPO, the preferred stock warrants shall automatically become exercisable.

   If the total amount of equipment purchased under the lease line exceeds $1,200,000, the leasing company has the right to purchase an additional number shares of Series C preferred stock determined by dividing (i) 5% of the dollar amount of equipment leased exceeding the $1,200,000 by (ii) the adjusted exercise price per share. At June 30, 1999, borrowings under the line did not exceed $1,200,000.

NOTE 6--COMMON STOCK:

   The Company's Amended and Restated Articles of Incorporation authorize the Company to issue 29,000,000 shares of $.001 par value common stock. At June 30, 1999, there were 8,532,959 shares of common stock issued and outstanding.

   As of June 30, 1999, the Company has reserved the following number of shares of common stock for future issuance (in thousands):

                                                                        June 30,
                                                                          1999
                                                                        --------
     Conversion of Series A preferred stock............................   1,800
     Conversion of Series B preferred stock and warrants...............   2,594
     Conversion of Series C preferred stock and warrants...............   4,804
     Conversion of Series D preferred stock............................   4,700
     Common stock warrant..............................................     173
     Options under stock option plans..................................   5,405
                                                                         ------
       Total...........................................................  19,476
                                                                         ======

                          QUANTUM EFFECT DEVICES, INC.

COMMON STOCK WARRANT

   In connection with the loan and security agreement signed in January 1999 (see note 4), the Company issued warrants to purchase 80,000 shares of common stock at an exercise price of $2.50 per share. The warrants will become exercisable for up to an additional 93,000 shares of common stock for 10% of the aggregate borrowings made by the Company in excess of $2,000,000, up to a total of $6,000,000 in borrowings. The warrants expire in December 2005 or upon a reorganization, reclassification, consolidation, merger or sale of the Company, as defined. The warrants include registration rights and anti-dilution provisions similar to those granted to holders of Series C preferred stock and provide for exercise on a "net exercise" basis. The Company determined the value of the warrants relating to the 80,000 immediately vested shares to be $134,000, based on the Black-Scholes option pricing model, and this amount is being recognized as interest expense over the term of the related borrowing agreement. At June 30, 1999, the borrowings under the line of credit had not exceeded $2,000,000.

NOTE 7--EMPLOYEE BENEFIT PLANS:

1992 STOCK OPTION PLAN

   In September 1992, the Company adopted a stock option plan (the "1992 Plan"), which authorizes the Board of Directors to grant incentive stock options and nonstatutory stock options to employees, directors, and consultants for up to 4,600,000 shares of common stock.

   Under the 1992 Plan, incentive stock options are granted at a price that is not to be less than 100% of the fair market value of the common stock on the date of grant, as determined by the Board of Directors. Nonstatutory stock options are granted at a price that is not less than 85% of the fair market value of the common stock on the date of grant, as determined by the Board of Directors. Options vest at 25% on the first anniversary of the date of grant and vest in equal monthly installments over the remaining 36 months. Options granted to stockholders who own more than 10% of the outstanding stock of the Company at the time of grant must be issued at prices not less than 110% of the estimated fair value of the stock on the date of grant.

1997 STOCK OPTION PLAN

   In May 1997, the Company adopted a stock option plan (the "1997 Plan"), which authorizes the Board of Directors to grant incentive stock options and nonstatutory stock options to employees, directors and consultants for up to 2,000,000 shares of common stock. In March 1998, September 1998 and March 1999, the 1997 Plan was amended to increase the number of authorized shares by a total of 2,500,000 shares of common stock.

   Under the 1997 Plan, all stock options are granted at a price that is not less than 100% of the fair market value of the stock on the date of grant, as determined by the Board of Directors. Options vest at 25% on the first anniversary of the date of grant and vest in equal monthly installments over the remaining 36 months. Options are exercisable for a term of ten years after the date of grant. No options will be granted to any individual who owns more than 10% of total combined voting power of all classes of stock.

                         QUANTUM EFFECT DEVICES, INC.

   The following table summarizes stock option activity under the 1992, 1997, and 1999 Plan (in thousands):

                                                          Options Outstanding
                                                        ------------------------
                                               Options          Weighted Average
                                              Available          Exercise Price
                                              For Grant Shares     Per Share
                                              --------- ------  ----------------
Balance at June 30, 1996.....................     680    2,972        $.15
  Additional shares reserved.................   2,000       --          --
  Granted....................................  (1,420)   1,420         .15
  Canceled...................................     246     (246)        .15
  Exercised..................................      --     (266)        .15
                                               ------   ------
Balance at June 30, 1997.....................   1,506    3,880         .15
  Additional shares reserved.................     500       --
  Granted....................................  (1,332)   1,332         .59
  Canceled...................................      28      (28)        .15
  Exercised..................................      --   (1,976)        .15
                                               ------   ------
Balance at June 30, 1998.....................     702    3,208         .33
  Additional shares reserved.................   2,000       --          --
  Granted....................................  (2,589)   2,589        2.31
  Canceled...................................      92      (92)        .80
  Exercised..................................      --     (505)        .27
                                               ------   ------
Balance at June 30, 1999.....................     205    5,200        1.32
                                               ======   ======

   Significant option groups outstanding at June 30, 1999, and related weighted average exercise prices and contractual life information are as follows (shares in thousands):

                                                              Options Vested and
                                  Options Outstanding            Exercisable
                            -------------------------------- --------------------
                                         Weighted   Weighted             Weighted
                                          Average   Average              Average
                                         Remaining  Exercise             Exercise
                                        Contractual  Price                Price
                              Number       Life       Per      Number      Per
 Range of Exercise Prices   Outstanding   (Years)    Share   Outstanding  Share
 ------------------------   ----------- ----------- -------- ----------- --------
 $.15.....................     1,763        7.1      $ .15        914      $.15
  .25--1.00...............     1,704        8.9        .85        208       .74
  1.50--3.00..............     1,510        9.7       2.75         --        --
  3.50--4.75..............       223        9.9       4.44         --        --
                               -----                            -----
                               5,200                            1,122
                               =====                            =====

DEFERRED STOCK-BASED COMPENSATION

   In connection with certain employee stock option grants made since January 1998, the Company recognized deferred compensation, which is being amortized over the vesting periods of the related options, usually four years, using an appropriate accelerated basis. The fair value per share used to calculate deferred compensation was derived by reference to the convertible preferred stock values, reduced by an appropriate discount factor. Future compensation charges are subject to reduction for any employee who terminates employment prior to expiration of such employee's option vesting period.

                          QUANTUM EFFECT DEVICES, INC.

   The following table sets forth deferred compensation and the amortization of deferred compensation (in thousands):

                                                                    Year Ended
                                                                     June 30,
                                                                  --------------
                                                                  1999 1998 1997
                                                                  ---- ---- ----
     Deferred stock-based compensation........................... $851 $773 $--
     Amortization of deferred stock-based compensation........... $598 $111 $--

CONSULTANT OPTIONS

   During the period from October 31, 1997 through June 30, 1999, the Company granted options to purchase 163,100 shares of common stock to consultants in exchange for services at exercise prices ranging from $.15 to $4.75 per share.

   The Company determined the value of the options granted to consultants based on the Black-Scholes option pricing model. The fair value of options granted to consultants was determined using the following assumptions: expected lives of 10 years, risk free interest rates ranging from 4.45% to 5.93%, dividend yield of .0% and volatility of 60%. The following table summarizes the fair values and the related amortization recorded (in thousands, except per option data):

                                                                 Year Ended
                                                                  June 30,
                                                              ----------------
                                                              1999  1998  1997
                                                              ----- ----- ----
Weighted average fair per share value of options granted to
 consultants during the period............................... $4.84 $4.39 $--
Deferred stock-based compensation............................ $ 520 $ 245 $--
Amortization of deferred stock-based compensation............ $ 179 $  39 $--

FAIR VALUE DISCLOSURES

   Pro forma information regarding net loss and net loss per share is required by SFAS No. 123, which also requires that the information be determined as if the Company had accounted for its employee stock options granted under the fair value method. The fair value for these options was estimated using the Black-Scholes option pricing model.

   The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of options of publicly traded companies and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of options.

   The fair value of options at the date of grant was estimated on the date of grant based on the minimum value method as prescribed by SFAS No. 123. The following table summarizes the estimated fair value of options and assumptions used in the SFAS No. 123 calculations:

                                                             Year Ended June
                                                                   30,
                                                            -------------------
                                                            1999   1998   1997
                                                            -----  -----  -----
   Estimated fair value.................................... $3.17  $1.25  $ .15
   Expected life (years)...................................     4      4      4
   Risk-free interest rate.................................  5.16%  5.98%  6.66%
   Dividend yield..........................................    --     --     --
   Volatility..............................................    --     --     --

                          QUANTUM EFFECT DEVICES, INC.

   Had compensation cost for the Company's stock options been determined based on the fair value of the options at the date of grant using the minimum value method as required by SFAS No. 123, the Company's pro forma net loss would have been as follows:

                                                      Year Ended June 30,
                                                    --------------------------
                                                      1999     1998     1997
                                                    --------  -------  -------
   Net loss (in thousands):
     As reported................................... $(11,769) $(9,883) $(1,201)
     Pro forma..................................... $(12,392) $(9,916) $(1,217)

   Basic and diluted net loss per share:
     As reported................................... $  (1.45) $ (1.53) $  (.21)
     Pro forma..................................... $  (1.53) $ (1.54) $  (.21)

401(k) SAVINGS PLAN

   Effective January 1, 1992, the Company adopted a salary savings plan (the "Savings Plan") which conforms to Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), whereby eligible employees may contribute up to 20% of their earnings, not to exceed amounts allowed under the Code. Under the terms of the Savings Plan, the Company may make contributions at the discretion of the Board of Directors. As of June 30, 1999 the Company has not made any contributions to the Savings Plan.

NOTE 8--INCOME TAXES:

   The provision for income taxes is summarized as follows (in thousands):

                                                                 Year Ended
                                                                  June 30,
                                                               ---------------
                                                               1999 1998 1997
                                                               ---- ---- -----
   CURRENT:
     Federal.................................................  $ -- $ -- $(503)
     State...................................................    --   --   (17)
                                                               ---- ---- -----
                                                                 --   --  (520)
                                                               ---- ---- -----
   DEFERRED:
     Federal.................................................    --   89   580
                                                               ---- ---- -----
                                                                 --   89   580
                                                               ---- ---- -----
   Provision for income taxes................................  $ -- $ 89 $  60
                                                               ==== ==== =====

                          QUANTUM EFFECT DEVICES, INC.

   Deferred tax assets are summarized as follows (in thousands):

                                                                  June 30,
                                                               ----------------
                                                                1999     1998
                                                               -------  -------
   Net operating loss carryforwards........................... $ 6,705  $ 3,045
   Research and development tax credits.......................     957      375
   Nondeductible reserves.....................................     968      746
   Depreciation and amortization..............................     456      503
   Contract revenue...........................................     128      283
   Other......................................................     330      106
                                                               -------  -------
   Gross deferred tax assets..................................   9,544    5,058
   Valuation allowance........................................  (9,544)  (5,058)
                                                               -------  -------
   Net deferred tax assets.................................... $    --  $    --
                                                               =======  =======

   The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company's history of losses, recent increases in expense levels, the fact that the market in which the Company competes is intensely competitive and characterized by rapidly changing technology, the lack of carryback capacity to realize deferred tax assets and the uncertainty regarding market acceptance of the Company's products. The Company will continue to assess the realizability of the deferred tax assets based on actual and forecasted operating results.

   At June 30, 1999, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $18,000,000 and $10,000,000, respectively, which expire at various dates through 2019. In addition, the Company has research and development credit carryforwards of approximately $1,000,000 for federal and for state purposes. These carryforwards expire in varying amounts through 2019. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss and tax carryforwards may be impaired or limited in certain circumstances. Events which could cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period. As a result of the IPO, such a change in ownership is expected to occur.

NOTE 9--COMMITMENTS AND CONTINGENCIES

LEASES

   The Company leases office space and equipment under non-cancelable operating and capital leases with various expiration dates through 2002. Rent expense for operating leases was as follows (in thousands):

                                                                    Year Ended
                                                                     June 30,
                                                                  --------------
                                                                  1999 1998 1997
                                                                  ---- ---- ----
Rent expense..................................................... $480 $173 $147

                          QUANTUM EFFECT DEVICES, INC.

   Future minimum lease payments under non-cancelable operating and capital leases are as follows (in thousands):

                                                               Operating Capital
                                                                Leases   Leases
                                                               --------- -------
   YEAR ENDING JUNE 30,
     2000.....................................................  $  517    $ 393
     2001.....................................................     535      349
     2002.....................................................      --      102
                                                                ------    -----
     Total minimum lease payments.............................  $1,052      844
                                                                ======
     Less: amount representing interest.......................              (76)
                                                                          -----
     Present value of capital lease obligations...............              768
     Less: current portion....................................             (342)
                                                                          -----
     Capital lease obligations, non-current portion...........            $ 426
                                                                          =====

CONTINGENCIES

   From time to time, in the normal course of business, various claims are made against the Company. In the opinion of the Company's management, there are no pending claims, the outcome of which is expected to result in a material adverse effect on the financial position or results of operations of the Company.

NOTE 10--SUBSEQUENT EVENTS

INITIAL PUBLIC OFFERING

   On September 1, 1999, the Company's Board of Directors authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission permitting the Company to sell its common stock to the public.

REINCORPORATION

   On December 28, 1999, the Company was reincorporated in the State of Delaware. All share information included in these financial statements has been adjusted to reflect this reincorporation.

EMPLOYEE BENEFIT PLANS

   On September 1, 1999, the Board of Directors authorized establishment of the 1999 Equity Incentive Plan with 1,400,000 shares newly authorized, the 1999 Non-Employee Directors' Stock Option Plan with 200,000 shares newly authorized, and the 1999 Employee Stock Purchase Plan with 300,000 shares reserved for issuance. The 1999 Non-Employee Directors' Stock Option Plan and 1999 Employee Stock Purchase Plan will become effective upon the closing of the IPO. Each of the plans was approved by the stockholders in November 1999.

FACILITIES LEASE

   On August 16, 1999, the Company entered into an additional five-year facilities lease to commence on November 1, 1999. The annual lease payments will amount to approximately $687,000.

                          QUANTUM EFFECT DEVICES, INC.

                            CONDENSED BALANCE SHEETS
                                 (In thousands)

                                                           March 31,   June 30,
                                                              2000       1999
                                                           ----------  --------
                                                           (Unaudited)
                          ASSETS
Current assets:
  Cash and cash equivalents...............................  $ 46,418   $  1,442
  Short-term investments..................................     7,909     16,023
  Restricted cash.........................................     2,000      2,000
  Accounts receivable, net................................     8,251      3,717
  Inventories.............................................     9,924      2,122
  Prepaid expenses and other current assets...............     2,109        768
                                                            --------   --------
    Total current assets..................................    76,611     26,072
Property and equipment, net...............................     3,486      1,807
                                                            --------   --------
    Total assets..........................................  $ 80,097   $ 27,879
                                                            ========   ========

           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Borrowings, current portion.............................  $  1,222   $  1,140
  Accounts payable........................................     6,629      3,066
  Accrued expenses and other current liabilities..........     4,394      3,350
  Capital lease obligations, current portion..............       360        342
                                                            --------   --------
    Total current liabilities.............................    12,605      7,898
Borrowings, non-current portion...........................       970      1,949
Capital lease obligations, non-current portion............       155        426
                                                            --------   --------
    Total liabilities.....................................    13,730     10,273
                                                            --------   --------
Commitments and contingencies
Stockholders' equity:
  Preferred stock.........................................        --         14
  Common stock............................................        26          9
  Additional paid-in capital..............................    94,384     43,409
  Note receivable from stockholder........................       (42)        --
  Deferred stock-based compensation.......................      (598)    (1,462)
  Accumulated deficit.....................................   (27,403)   (24,364)
                                                            --------   --------
    Total stockholders' equity............................    66,367     17,606
                                                            --------   --------
    Total liabilities and stockholders' equity............  $ 80,097   $ 27,879
                                                            ========   ========

   The accompanying notes are an integral part of these financial statements.

   Note: The balance sheet at June 30, 1999 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

                          QUANTUM EFFECT DEVICES, INC.

                       CONDENSED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)
                                  (Unaudited)

                                                                Nine Months
                                             Three Months          Ended
                                            Ended March 31,      March 31,
                                            ----------------  ----------------
                                             2000     1999     2000     1999
                                            -------  -------  -------  -------
Revenue:
  Product revenue.........................  $10,628  $ 2,512  $29,966  $ 5,322
  Royalty revenue.........................      358      246    1,138    1,008
  Royalty revenue from related parties....      400      837    1,509    2,392
                                            -------  -------  -------  -------
    Total revenue.........................   11,386    3,595   32,613    8,722
Cost of revenue:
  Product revenue.........................    5,621    1,951   17,710    5,071
                                            -------  -------  -------  -------
    Gross profit..........................    5,765    1,644   14,903    3,651
                                            -------  -------  -------  -------
Operating expenses:
  Research and development................    3,929    2,917   10,490    9,254
  Selling, general, and administrative....    2,641    1,274    6,941    3,549
  Stock-based compensation................      212      238      884      518
                                            -------  -------  -------  -------
    Total operating expenses..............    6,782    4,429   18,315   13,321
                                            -------  -------  -------  -------
Loss from operations......................   (1,017)  (2,785)  (3,412)  (9,670)
Interest income...........................      545       42      890      183
Interest expense and other................     (308)    (197)    (517)    (317)
                                            -------  -------  -------  -------
Net loss..................................  $  (780) $(2,940) $(3,039) $(9,804)
                                            =======  =======  =======  =======
Basic and diluted net loss per share......  $ (0.04) $ (0.36) $ (0.24) $ (1.23)
Shares used in computing basic and diluted
 net loss per share.......................   20,651    8,180   12,824    7,987


            See accompanying notes to condensed financial statements

                          QUANTUM EFFECT DEVICES, INC.

                       CONDENSED STATEMENTS OF CASH FLOWS
                                 (In thousands)
                                  (Unaudited)

                                                           Nine Months Ended
                                                               March 31,
                                                           ------------------
                                                             2000      1999
                                                           --------  --------
Cash flows from operating activities:
Net loss.................................................. $ (3,039) $ (9,804)
Adjustments to reconcile net loss to net cash used in
 operating activities:
  Allowance for doubtful accounts.........................      158        --
  Depreciation and amortization...........................      975       710
  Amortization of stock-based compensation................      884       518
  Changes in operating assets and liabilities:
    Accounts receivable...................................   (4,692)      (79)
    Inventories...........................................   (7,802)     (607)
    Prepaid expenses and other current assets.............   (1,341)     (295)
    Accounts payable......................................    3,563      (976)
    Accrued expenses and other liabilities................    1,044       142
                                                           --------  --------
Net cash used in operating activities.....................  (10,250)  (10,391)
                                                           --------  --------
Cash flows from investing activities:
  Acquisition of property and equipment...................   (2,655)       88
  Purchases of short-term investments.....................  (13,691)       --
  Maturities and sales of short-term investments..........   21,805        --
                                                           --------  --------
Net cash provided by investing activities.................    5,459        88
                                                           --------  --------
Cash flows from financing activities:
  Principal payments under capital leases.................     (253)     (216)
  Proceeds from issuance of preferred stock, net of
   issuance costs.........................................   19,478
  Proceeds from issuance of common stock, net of issuance
   costs..................................................   50,917       549
  Proceeds from borrowings................................    2,000
  Repayments of borrowings................................     (897)     (402)
                                                           --------  --------
Net cash provided by financing activities.................   49,767    21,409
                                                           --------  --------
Net increase in cash and cash equivalents.................   44,976    11,106
Cash and cash equivalents at beginning of period..........    1,442     9,756
                                                           --------  --------
Cash and cash equivalents at end of period................ $ 46,418  $ 20,862
                                                           ========  ========

            See accompanying notes to condensed financial statements

                          QUANTUM EFFECT DEVICES, INC.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (Unaudited)

Note 1--Significant Accounting Policies

 Interim Financial Statements

   The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 2000. For further information, refer to the audited consolidated financial statements and footnotes for the fiscal year ended June 30, 1999 included in the Company's prospectus dated January 31, 2000.

 Comprehensive Income

   The Company adopted statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. There were no differences between the Company's net losses and its total comprehensive losses for the periods presented.

 Recent Accounting Pronouncements

   In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires all costs related to the development stage to be expensed as incurred. Costs incurred during the application development stage are required to be capitalized and amortized over the estimated useful life of the software. The Company does not expect that the adoption of SOP 98-1 will have a material effect on its financial statements. SOP 98-1 is effective for the Company's fiscal year ending June 30, 2000.

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended by Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133 -- an amendment of FASB Statement No. 133" ("SFAS No. 137"). SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair market value. Changes in the fair market value of derivatives are recorded each period in current earnings or comprehensive income, depending on whether a derivative is designed as part of a hedge transaction, and if so, the type of hedge transaction. Substantially all of the Company's revenue and costs are denominated in U.S. dollars, and to date the Company has not entered into any material derivative contracts. The Company does not expect that the adoption of SFAS No. 133 will have a material effect on its financial statements. The effective date of SFAS No. 133 as amended by SFAS No. 137 will be for fiscal years beginning after June 15, 2000.

   In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles (GAAP) to revenue recognition in financial statements. We are required to adopt SAB 101 in the first quarter of fiscal 2001 and are currently studying the impact of SAB 101 on our financial statements. We do not believe that SAB 101 will have a material impact on our financial statements.

                          QUANTUM EFFECT DEVICES, INC.

                                  (Unaudited)


Note 2--Inventories

   Inventories are stated at the lower of cost or market, with cost being determined on a first-in, first-out basis. Appropriate consideration is given to obsolescence, excessive levels, deterioration and other factors in evaluating net realizable value.

                                                              March 31, June 30,
                                                                2000      1999
                                                              --------- --------
                                                                (In Thousands)
     Work-in-process.........................................  $8,279    $1,384
     Finished goods..........................................   1,645       738
                                                               ------    ------
                                                               $9,924    $2,122
                                                               ======    ======

Note 3--Net Loss Per Share

   Basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed based on the weighted average number of common shares and dilutive potential common shares outstanding. The calculation of diluted net loss per share excludes potential common shares if the effect is anti-dilutive. Potential common shares consist of incremental common shares issuable upon the exercise of stock options, shares issuable upon conversion of preferred stock and common shares issuable upon the exercise of common and preferred stock warrants. Approximately 4,472,000 stock options have been excluded from the calculations below for the three months ended March 31, 2000 and approximately 4,089,000 options have been excluded from the calculations below for the nine months ended March 31, 2000 as their effect would have been anti-dilutive.

   The following table sets forth the computation of basic and diluted net loss per share for the periods presented:

                                              Three Months
                                                 Ended          Nine Months
                                               March 31,      Ended March 31,
                                             ---------------  ----------------
                                              2000    1999     2000     1999
                                             ------  -------  -------  -------
                                               (In thousands, except per
                                                     share amounts)
     Numerator:
       Net loss............................. $ (780) $(2,940) $(3,039) $(9,804)
     Denominator:
       Weighted average common shares....... 20,651    8,180   12,824    7,987
     Net loss per share:
       Basic and diluted.................... $(0.04) $ (0.36) $ (0.24) $ (1.23)

                                                                         ANNEX A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      AGREEMENT AND PLAN OF REORGANIZATION

                                  BY AND AMONG

                               PMC-SIERRA, INC.,

                             PENN ACQUISITION CORP.

                                      AND

                          QUANTUM EFFECT DEVICES, INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
 ARTICLE I THE MERGER...................................................... A-1
  1.1  The Merger.........................................................  A-1
  1.2  Effective Time; Closing............................................  A-1
  1.3  Effect of the Merger...............................................  A-2
  1.4  Certificate of Incorporation; Bylaws...............................  A-2
  1.5  Directors and Officers.............................................  A-2
  1.6  Effect on Capital Stock............................................  A-2
  1.7  Surrender of Certificates..........................................  A-3
  1.8  No Further Ownership Rights in Company Common Stock................  A-4
  1.9  Lost, Stolen or Destroyed Certificates.............................  A-4
  1.10 Tax and Accounting Consequences....................................  A-5
  1.11 Taking of Necessary Action; Further Action.........................  A-5

 ARTICLE II REPRESENTATIONS AND WARRANTIES OF COMPANY...................... A-5
  2.1  Organization and Qualification; Subsidiaries.......................  A-5
  2.2  Certificate of Incorporation and Bylaws............................  A-5
  2.3  Capitalization.....................................................  A-6
  2.4  Authority Relative to this Agreement...............................  A-7
  2.5  No Conflict; Required Filings and Consents.........................  A-7
  2.6  Compliance; Permits................................................  A-8
  2.7  SEC Filings; Financial Statements..................................  A-8
  2.8  No Undisclosed Liabilities.........................................  A-9
  2.9  Absence of Certain Changes or Events...............................  A-9
  2.10 Absence of Litigation..............................................  A-9
  2.11 Employee Benefit Plans.............................................  A-10
  2.12 Registration Statement; Proxy Statement............................  A-12
  2.13 Restrictions on Business Activities................................  A-12
  2.14 Title to Property..................................................  A-12
  2.15 Taxes..............................................................  A-12
  2.16 Brokers............................................................  A-14
  2.17 Intellectual Property..............................................  A-14
  2.18 Agreements, Contracts and Commitments..............................  A-16
  2.19 Opinion of Financial Advisor.......................................  A-17
  2.20 Board Approval.....................................................  A-17
  2.21 Vote Required......................................................  A-17
  2.22 Pooling of Interests...............................................  A-17
  2.23 Customers..........................................................  A-17
  2.24 Labor Matters......................................................  A-17
  2.25 Environmental Matters..............................................  A-17
  2.26 Insurance..........................................................  A-19
  2.27 State Takeover Statutes............................................  A-19

 ARTICLE III REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB....... A-19
  3.1  Organization and Qualification; Subsidiaries.......................  A-19
  3.2  Certificate of Incorporation and Bylaws............................  A-19
  3.3  Capitalization.....................................................  A-20
  3.4  Authority Relative to this Agreement...............................  A-20
  3.5  No Conflict; Required Filings and Consents.........................  A-20
  3.6  SEC Filings; Financial Statements..................................  A-21

                                                                          Page
                                                                          ----
  3.7  No Undisclosed Liabilities.......................................  A-21
  3.8  Absence of Certain Changes or Events.............................  A-21
  3.9  Absence of Litigation............................................  A-22
  3.10 Registration Statement; Proxy Statement..........................  A-22
  3.11 Pooling of Interests.............................................  A-22

 ARTICLE IV CONDUCT PRIOR TO THE EFFECTIVE TIME.......................... A-22
  4.1  Conduct of Business by Company...................................  A-22
  4.2  Conduct of Business by Parent....................................  A-24

 ARTICLE V ADDITIONAL AGREEMENTS......................................... A-25
       Proxy Statement/Prospectus; Registration Statement; Other
  5.1  Filings; Board Recommendations...................................  A-25
  5.2  Meeting of Company Stockholders..................................  A-26
  5.3  Confidentiality; Access to Information...........................  A-27
  5.4  No Solicitation..................................................  A-27
  5.5  Public Disclosure................................................  A-28
  5.6  Commercially Reasonable Efforts; Notification....................  A-29
  5.7  Third Party Consents.............................................  A-29
  5.8  Stock Options; ESPP; Warrants and Employee Benefits..............  A-30
  5.9  Form S-8.........................................................  A-31
  5.10 Indemnification..................................................  A-31
  5.11 Affiliate Agreement..............................................  A-32
  5.12 Regulatory Filings; Reasonable Efforts...........................  A-32
  5.13 Noncompetition Agreements........................................  A-32
  5.14 Tax Matters......................................................  A-33
  5.15 Action by Board of Directors.....................................  A-33

 ARTICLE VI CONDITIONS TO THE MERGER..................................... A-33
  6.1  Conditions to Obligations of Each Party to Effect the Merger.....  A-33
  6.2  Additional Conditions to Obligation of Company...................  A-33
       Additional Conditions to the Obligations of Parent and Merger
  6.3  Sub..............................................................  A-34

 ARTICLE VII TERMINATION, AMENDMENT AND WAIVER........................... A-35
  7.1  Termination......................................................  A-35
  7.2  Notice of Termination; Effect of Termination.....................  A-36
  7.3  Fees and Expenses................................................  A-36
  7.4  Amendment........................................................  A-37
  7.5  Extension; Waiver................................................  A-37

 ARTICLE VIII GENERAL PROVISIONS......................................... A-38
  8.1  Non-Survival of Representations and Warranties...................  A-38
  8.2  Notices..........................................................  A-38
  8.3  Interpretation...................................................  A-39
  8.4  Counterparts.....................................................  A-39
  8.5  Entire Agreement; Third Party Beneficiaries......................  A-39
  8.6  Severability.....................................................  A-40
  8.7  Other Remedies; Specific Performance.............................  A-40
  8.8  Governing Law....................................................  A-40
  8.9  Rules of Construction............................................  A-40
  8.10 Assignment.......................................................  A-40
  8.11 Waiver of Jury Trial.............................................  A-40

                               INDEX OF EXHIBITS

 Exhibit A    Form of Company Voting Agreement
 Exhibit B-1  Form of Company Affiliate Agreement
 Exhibit B-2  Form of Parent Affiliate Agreement
 Exhibit C    Form of Noncompetition Agreement

                      AGREEMENT AND PLAN OF REORGANIZATION

   This AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement") is made and entered into as of July 11, 2000, among PMC-Sierra, Inc., a Delaware corporation ("Parent"), Penn Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and Quantum Effect Devices, Inc., a Delaware corporation ("Company").

                                    Recitals

   A. Upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law ("Delaware Law"), Parent, Merger Sub and Company intend to enter into a business combination transaction.

   B. The Board of Directors of Company (i) has determined that the Merger (as defined in Section 1.1) is consistent with and in furtherance of the long-term business strategy of Company and fair to, and in the best interests of, Company and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement, and (iii) has determined to recommend that the stockholders of Company adopt this Agreement.

   C. The Boards of Directors of Parent and Merger Sub have approved this Agreement, the Merger and the other transactions contemplated by this Agreement.

   D. Concurrently with the execution of this Agreement and as a condition and inducement to Parent's willingness to enter into this Agreement: (1) certain Company Affiliates (as defined in Section 5.11(a)) are entering into Voting Agreements in substantially the form attached hereto as Exhibit A (the "Company Voting Agreements"); (2) certain Company Affiliates are entering into Company Affiliate Agreements in substantially the form attached hereto as Exhibit B-1 (the "Company Affiliate Agreements"); and (3) certain individuals are entering into Noncompetition Agreements in substantially the form attached hereto as Exhibit C (the "Noncompetition Agreements").

   E. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

   F. It is also intended by the parties hereto that the Merger shall qualify for accounting treatment as a pooling of interests.

   NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   ARTICLE I

                                   The Merger

   1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into Company (the "Merger"), the separate corporate existence of Merger Sub shall cease and Company shall continue as the surviving corporation. Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

   1.2 Effective Time; Closing. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the "Certificate of Merger") (the time of such filing (or such later time as may be agreed in writing by Company and Parent and specified in the Certificate of Merger) being the "Effective Time") as soon as practicable on or after the Closing Date (as herein defined). The closing of the Merger (the "Closing") shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the "Closing Date").

   1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

   1.4 Certificate of Incorporation; Bylaws.

   (a) At the Effective Time, subject to the provisions of Section 5.10, the Certificate of Incorporation of Company shall be amended and restated to be the same in substance as the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time (except that the name of Company will remain unchanged), and said amended and restated Certificate of Incorporation shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended.

   (b) At the Effective Time, subject to the provisions of Section 5.10, the Bylaws of Company shall be amended and restated to be the same in substance as the Bylaws of Merger Sub as in effect immediately prior to the Effective Time, and such amended and restated Bylaws shall be the Bylaws of the Surviving Corporation until thereafter amended.

   1.5 Directors and Officers. The initial directors of the Surviving Corporation shall be a combination of (a) all of the directors of Merger Sub immediately prior to the Effective Time and (b) all of the directors of Company who are also employees of Company immediately prior to the Effective Time. The initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time.

   1.6 Effect on Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, Company or the holders of any of the following securities, the following shall occur:

   (a) Conversion of Company Common Stock. Each share of Common Stock, par value $0.001 per share, of Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time, other than any share of Company Common Stock to be canceled and extinguished pursuant to
Section 1.6(b), will be automatically converted (subject to Sections 1.6(e) and (f)) into 0.385 (the "Exchange Ratio") of a share of Common Stock, par value $0.001 per share, of Parent (the "Parent Common Stock"). If any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with Company, then the shares of Parent Common Stock issued upon conversion of such shares of Company Common Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends.

   (b) Cancellation of Parent-Owned Stock. Each share of Company Common Stock held by Company or owned by Merger Sub, Parent or any direct or indirect wholly-owned subsidiary of Company or of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

   (c) Stock Options; Employee Stock Purchase Plan. At the Effective Time, all options to purchase Company Common Stock then outstanding under Company's 1999 Equity Incentive Plan and 1999 Non-Employee Directors' Stock Option Plan (collectively, the "Company Option Plans"), and the Company

Option Plans themselves, shall be assumed by Parent in accordance with Section
5.8. At the Effective Time, all purchase rights then outstanding under Company's 1999 Employee Stock Purchase Plan (the "ESPP"), and the ESPP itself, shall be assumed by Parent in accordance with Section 5.8.

   (d) Capital Stock of Merger Sub. Each share of Common Stock, $0.001 par value per share, of Merger Sub (the "Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of Common Stock, $0.001 par value per share, of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.

   (e) Adjustments to Exchange Ratio. The Exchange Ratio and any other applicable numbers or amounts shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into or exercisable or exchangeable for Parent Common Stock or Company Common Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock or Company Common Stock occurring or having a record date on or after the date hereof and prior to the Effective Time.

   (f) Fractional Shares. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder) shall, upon surrender of such holder's Certificates(s) (as defined in Section 1.7(c)) receive from Parent an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (i) such fraction, multiplied by (ii) the average closing price of one share of Parent Common Stock for the five (5) most recent days that Parent Common Stock has traded ending on the trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market ("Nasdaq").

   1.7 Surrender of Certificates.

   (a) Exchange Agent. Prior to the Effective Time, Parent shall select a bank or trust company reasonably acceptable to Company to act as the exchange agent (the "Exchange Agent") in the Merger.

   (b) Parent to Provide Common Stock. Promptly after the Effective Time, Parent shall make available to the Exchange Agent, for exchange in accordance with this Article I, the shares of Parent Common Stock issuable pursuant to
Section 1.6(a) in exchange for outstanding shares of Company Common Stock, and cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.6(f) and any dividends or distributions to which holders of shares of Company Common Stock may be entitled pursuant to Section 1.7(d).

   (c) Exchange Procedures. As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates, which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Certificates") (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock pursuant to Section 1.6(a), cash in lieu of any fractional shares pursuant to Section 1.6(f) and any dividends or other distributions pursuant to
Section 1.7(d). Upon surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Parent Common Stock into which their shares of Company Common Stock were converted pursuant to Section 1.6(a), payment in lieu of fractional shares which such holders have the right to receive pursuant to
Section 1.6(f) and any dividends or other distributions payable pursuant to Section 1.7(d), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed, from and after the Effective Time, to evidence only the ownership of the number of whole shares of Parent Common Stock into which such shares of Company Common Stock shall have been so converted (including any voting, notice or other rights associated with the ownership of such shares of Parent Common Stock under the Certificate of Incorporation or Bylaws of Parent or under Delaware
Law) and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(f) and any dividends or other distributions payable pursuant to Section 1.7(d).

   (d) Distributions With Respect to Unexchanged Shares. Dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of Parent Common Stock represented thereby when the holders of record of such Certificates surrender such Certificates.

   (e) Transfers of Ownership. If certificates representing shares of Parent Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have (i) paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificates surrendered, or (ii) established to the reasonable satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

   (f) Required Withholding. Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or state, local or foreign law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

   (g) No Liability. Notwithstanding anything to the contrary in this Section 1.7, neither the Exchange Agent, Parent, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

   1.8 No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued in exchange for shares of Company Common Stock in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Sections 1.6(f) and 1.7(d)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock. There shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

   1.9 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue and pay in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, certificates representing the shares of Parent Common Stock into which the shares of Company Common Stock represented by such Certificates were converted pursuant to Section 1.6(a), cash for fractional shares, if any, as may be required pursuant to Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d); provided, however, that the Exchange Agent, may, in its discretion and as a condition precedent to the issuance of such certificates representing shares of Parent Common Stock and the payment of cash and other distributions, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

   1.10 Tax and Accounting Consequences.

   (a) It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

   (b) It is intended by the parties hereto that the Merger shall be treated as a pooling of interests for accounting purposes.

   1.11 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company and Merger Sub, the officers and directors of Parent and the Surviving Corporation shall be fully authorized (in the name of Merger Sub, Company, the Surviving Corporation and otherwise) to take all such necessary action.

                                   ARTICLE II

                   Representations and Warranties of Company

   Company represents and warrants to Parent and Merger Sub, subject to such exceptions as are disclosed in writing in the disclosure letter supplied by Company to Parent dated as of the date hereof (the "Company Schedule"), which disclosure shall provide an exception to or otherwise qualify the representations and warranties of Company contained in the section of this Agreement corresponding by number to such disclosure and the other representations and warranties herein to the extent such disclosure shall reasonably appear to be applicable to such other representations or warranties, as follows:

   2.1 Organization and Qualification; Subsidiaries.

   (a) Each of Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted.

   (b) As of the date hereof, Company has no subsidiaries. Except as set forth in Section 2.1 of the Company Schedule, neither Company nor any of its subsidiaries has agreed to make nor is obligated to make nor is bound by any written or oral agreement, contract, understanding, negotiable instrument, commitment or undertaking of any nature, in effect as of the date hereof or as may hereafter be in effect (a "Contract"), under which it may become obligated to make, any future investment in or capital contribution to any other entity. Neither Company nor any of its subsidiaries directly or indirectly owns any equity or similar interest in or any interest convertible, exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business, association or entity other than the entities identified in the Company SEC Reports (as defined in Section 2.7).

   (c) Except as set forth in Section 2.1 of the Company Schedule, Company and each of its subsidiaries is qualified or licensed to do business as a foreign corporation, and is in good standing (with respect to jurisdictions which recognize such concept), under the laws of all jurisdictions where the character of the properties owned, leased or operated by them or the nature of their activities requires such qualification or licensing and where the failure to be so qualified or licensed would have a Material Adverse Effect on Company.

   2.2 Certificate of Incorporation and Bylaws. Company has previously furnished to Parent a complete and correct copy of its Certificate of Incorporation and Bylaws as amended and in effect as of the date of this

Agreement (together, the "Company Charter Documents"). Such Company Charter Documents and equivalent organizational documents of each of its subsidiaries are in full force and effect. Company is not in violation of any of the provisions of the Company Charter Documents, and no subsidiary of Company is in violation of its equivalent organizational documents except where the violation of any such equivalent organizational documents of a subsidiary of Company would not, individually or in the aggregate, have a Material Adverse Effect on Company.

   2.3 Capitalization.

   (a) The authorized capital stock of Company consists of 100,000,000 shares of Company Common Stock, $0.001 par value per share, and 10,000,000 shares of Preferred Stock ("Company Preferred Stock"). As of June 30, 2000: (i) 26,665,217 shares of Company Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable; (ii) no shares of Company Common Stock were held by subsidiaries of Company; (iii) 300,000 shares of Company Common Stock were available for future issuance pursuant to the ESPP; (iv) 5,374,669 shares of Company Common Stock were reserved for future issuance upon the exercise of outstanding options to purchase Company Common Stock under Company's 1999 Equity Incentive Plan; (v) 1,990,364 shares of Company Common Stock were available for future grant under Company's 1999 Equity Incentive Plan; (vi) no shares of Company Common Stock were reserved for future issuance upon the exercise of outstanding options to purchase Company Common Stock under Company's 1999 Non-Employee Directors' Stock Option Plan;
(vii) 356,589 shares of Company Common Stock were available for future grant under Company's 1999 Non-Employee Directors' Stock Option Plan; and (viii) 97,750 shares of Company Common Stock were reserved for future issuance upon exercise of outstanding warrants of Company. As of the date hereof, no shares of Company Preferred Stock were issued or outstanding.

   (b) Section 2.3(b) of the Company Schedule sets forth the following information with respect to outstanding Company Stock Options (as defined in Section 5.8) as of July 10, 2000: (i) the total number of shares of Company Common Stock subject to such Company Stock Options (which number is not exceeded by the number of shares of Company Common Stock subject to Company Stock Options outstanding on the date of this Agreement); (ii) the average per share exercise price of such Company Stock Options; and (iii) whether the exercisability of any Company Stock Option will be accelerated in any way by the transactions contemplated by this Agreement, and the extent of acceleration.

   (c) Company has made available to Parent accurate and complete copies of all stock option plans pursuant to which Company has granted such Company Stock Options that are outstanding as of July 10, 2000 and the form of all stock option agreements evidencing such Company Stock Options. Section 2.3(c) of the Company Schedule also has attached to it Company's option schedule, which schedule sets forth, as of July 10, 2000, with respect to each Company Stock Option, the name of the holder thereof, the number of shares subject thereto, and the grant date, exercise price, expiration date and vesting schedule thereof.

   (d) Except as set forth in Section 2.3(d) of the Company Schedule, there are no commitments or agreements of any character to which Company is bound obligating Company to accelerate the vesting of any Company Stock Option as a result of the Merger. All outstanding shares of Company Common Stock, all outstanding Company Stock Options, and all outstanding shares of capital stock of each subsidiary of Company have been issued and granted in compliance with
(i) all applicable securities laws and other applicable Legal Requirements (as defined below) in effect as of the time of grant and issuance and (ii) all requirements set forth in applicable Contracts by which Company is bound and which were in effect as of the time of grant and issuance. "Legal Requirements" means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any court, administrative agency, commission, governmental or regulatory authority, domestic or foreign (a "Governmental Entity").

   (e) There are no equity securities, partnership interests or similar ownership interests of any class of equity security of any subsidiary of Company, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding, except for securities Company owns free and clear of all liens, pledges, hypothecations, charges, mortgages, security interests, encumbrances, claims, options, rights of first refusal, preemptive rights, community property interests or similar restrictions (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset) ("Encumbrances") directly or indirectly through one or more subsidiaries.

   (f) Except as set forth in Section 2.3(a) hereof and Sections 2.3(b), (c),
(f) and (s) of the Company Schedule, as of the date hereof, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Company or any of its subsidiaries is a party or by which it is bound obligating Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of Company or any of its subsidiaries or obligating Company or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

   (g) As of the date of this Agreement, except as contemplated by this Agreement and as set forth in Sections 2.3(b), (c), (f) and (g) of the Company Schedule, there are no registration rights and there is, except for the Company Voting Agreements, no voting trust, proxy, rights plan, antitakeover plan or other agreement currently in effect to which Company or any of its subsidiaries is a party or by which they are bound with respect to any equity security of any class of Company or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries. Stockholders of Company will not be entitled to dissenters' rights under applicable state law in connection with the Merger.

   2.4 Authority Relative to this Agreement. Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to the adoption of this Agreement by holders of a majority of the outstanding shares of Company Common Stock in accordance with Delaware Law and the Company Charter Documents, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Company and the consummation by Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Company and no other corporate proceedings on the part of Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the adoption of this Agreement by holders of a majority of the outstanding shares of Company Common Stock in accordance with Delaware Law and the Company Charter Documents). This Agreement has been duly and validly executed and delivered by Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal and binding obligation of Company, enforceable against Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws of general application affecting the enforcement of creditors' rights and the exercise by courts of equitable powers.

   2.5 No Conflict; Required Filings and Consents.

   (a) Except as set forth in Section 2.5(a) of the Company Schedule, the execution and delivery of this Agreement by Company do not, and the performance of this Agreement by Company will not, (i) conflict with or violate the Company Charter Documents or the equivalent organizational documents of any of Company's subsidiaries, (ii) subject to obtaining the vote of Company's stockholders in favor of the adoption of this Agreement and to compliance with the requirements set forth in Section 2.5(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Company or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair Company's or any of its subsidiaries' rights or alter the rights or obligations of any third party against or to Company under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any of the properties or assets of Company or any of its subsidiaries pursuant to, any material mortgage, Contract, permit, franchise or other obligation to which Company or any of its subsidiaries is a party or by which Company or any of its subsidiaries or its or any of their respective properties are bound or affected (a "Company Obligation"), except in the case of clause (ii) or clause (iii), to the extent such conflict, violation, breach, default, impairment or other effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company.

   (b) Except as set forth in Section 2.5(b) of the Company Schedule, the execution and delivery of this Agreement by Company do not, and the performance of this Agreement by Company shall not, require Company to obtain or make, at or prior to the Effective Time, any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) pursuant to applicable requirements, if any, of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), state securities laws ("Blue Sky Laws"), the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and of foreign Governmental Entities and the rules and regulations thereunder, the rules and regulations of Nasdaq, and the filing and recordation of the Certificate of Merger as required by Delaware Law, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, (A) reasonably be expected to have a Material Adverse Effect on Company or, after the Effective Time, Parent, or (B) prevent consummation of the Merger or otherwise prevent Company from performing its material obligations under this Agreement.

   2.6 Compliance; Permits.

   (a) Neither Company nor any of its subsidiaries is in conflict with, or in default or violation of, any Legal Requirement or Company Obligation, except for any conflicts, defaults or violations that (individually or in the aggregate) would not cause Company to lose any material benefit or incur any material liability. No investigation or review by any Governmental Entity is pending or, to the knowledge of Company, being threatened against Company or its subsidiaries, nor, to Company's knowledge, has any Governmental Entity indicated to Company in writing an intention to conduct the same, other than, in each such case, those the outcome of which would not, individually or in the aggregate, reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Company or any of its subsidiaries or the conduct of business by Company or any of its subsidiaries.

   (b) Company and its subsidiaries hold all franchises, grants, authorizations, permits, licenses, variances, exemptions, easements, consents, certifications, orders and approvals from Governmental Entities which are material to the operation of the business of Company and its subsidiaries taken as a whole (collectively, the "Company Permits"). Company and its subsidiaries are in compliance in all material respects with the terms of the Company Permits.

   2.7 SEC Filings; Financial Statements.

   (a) Company has made available to Parent (through reference to documents filed by EDGAR or otherwise) a correct and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Company with the Securities and Exchange Commission ("SEC") since the initial filing date of the registration statement for Company's initial public offering (the "Company SEC Reports"), which are all the forms, reports and documents required to be filed by Company with the SEC since the initial filing date of the registration statement for Company's initial public offering. The Company SEC Reports (A) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (B) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Company does not have any subsidiaries that are required to file any reports or other documents with the SEC.

   (b) Each set of financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports was prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and except that unaudited statements do not contain footnotes in substance or form required by GAAP, as is permitted by Form 10-Q of the Exchange Act) and each fairly presents in all material respects the financial position of Company at the respective dates thereof and the results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal adjustments which were not or are not expected to be material in amount.

   (c) Company has previously furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Company with the SEC pursuant to the Securities Act or the Exchange Act.

   2.8 No Undisclosed Liabilities. Except as set forth in Section 2.8 of the Company Schedule, neither Company nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations, assets or financial condition of Company and its subsidiaries taken as a whole, except (i) liabilities disclosed or provided for in Company's unaudited balance sheet as of March 31, 2000 set forth in the Company SEC Reports or in the related notes,
(ii) liabilities incurred since March 31, 2000 and on or prior to the date hereof in the ordinary course of business which have not resulted, in the aggregate, in any material increase in the Company's liabilities from those disclosed or provided for in Company's unaudited balance sheet as of March 31, 2000 set forth in the Company SEC Reports or in the related notes, or (iii) liabilities incurred after the date hereof in the ordinary course of business.

   2.9 Absence of Certain Changes or Events. Except as set forth in Section 2.9 of the Company Schedule, since March 31, 2000, there has not been (i) any Material Adverse Effect on Company, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Company's or any of its subsidiaries' capital stock, or any purchase, redemption or other acquisition by Company of any of Company's capital stock or any other securities of Company or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of any of Company's or any of its subsidiaries' capital stock, (iv) any granting by Company or any of its subsidiaries of any material increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by Company or any of its subsidiaries of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by Company or any of its subsidiaries of any increase in severance or termination pay or any entry by Company or any of its subsidiaries into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which would be contingent or the terms of which would be materially altered upon the consummation of the transactions contemplated hereby, (v) entry by Company or any of its subsidiaries into any licensing or other agreement with regard to the acquisition or disposition of any Intellectual Property (as defined in Section 2.17) other than licenses and other agreements in the ordinary course of business consistent with past practice and licenses disclosed in Section 2.17(g) of the Company Schedule,
(vi) any amendment or consent with respect to any licensing agreement filed or required to be filed by Company with the SEC, (vii) any material change by Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or (viii) any material revaluation by Company of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable or any sale of assets of Company other than in the ordinary course of business.

   2.10 Absence of Litigation. Except as specifically disclosed in the Company SEC Reports, as of the date hereof, there are no material claims, actions, suits or proceedings pending or, to the knowledge of

Company, threatened (or, to the knowledge of Company, any governmental or regulatory investigation pending or threatened) against Company or any of its subsidiaries or any properties or rights of Company or any of its subsidiaries, before any Governmental Entity.

   2.11 Employee Benefit Plans.

   (a) All material employee compensation, incentive, fringe or benefit plans, programs, policies, commitments or other similar arrangements (whether or not set forth in a written document and including, without limitation, all "employee benefit plans" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) covering any active employee, former employee, director or consultant of Company, any subsidiary of Company or any trade or business (whether or not incorporated) which is a member of a controlled group or which is under common control with Company within the meaning of Section 414 of the Code (an "ERISA Affiliate") or
(ii) with respect to which Company has material liability as of the date hereof, and covering any active employee, former employee, director or consultant of Company, any subsidiary of Company or any ERISA Affiliate are listed in Section 2.11(a) of the Company Schedule (the "Plans"). Except with respect to International Employee Plans (as defined in Section 2.11(h) below) that provide benefits only to the extent required under applicable local laws, Company has provided or made available to Parent: (i) correct and complete copies of all documents embodying each Plan including (without limitation) all amendments thereto, and all related trust documents; (ii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Plan; (iii) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Plan; (iv) the most recent IRS determination, opinion, notification and advisory letters; (v) all material correspondence to or from any governmental agency relating to any Plan; (vi) all forms of notice and election documents related to COBRA; (vii) all discrimination tests performed with respect to each Plan for the most recent three (3) plan years; (viii) the most recent annual actuarial valuations, if any, prepared for each Plan; (xi) if the Plan is funded, the most recent annual and periodic accounting of Plan assets; (x) all material administrative service agreements, group annuity contracts, group insurance contracts and similar written agreements and contracts relating to each Plan; (xi) all material communications to employees or former employees relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules which would result in a material liability under any Plan or proposed Plan; and (xii) all currently effective registration statements, annual reports (Form 11-K and all attachments thereto) and prospectuses prepared in connection with any Plan that includes securities registered under the Securities Act.

   (b) Each Plan has been maintained and administered in all material respects in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Code, which are applicable to such Plan. No suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Plan activities) has been brought or, to the knowledge of Company, is threatened, against or with respect to any Plan. There are no audits, inquiries or proceedings pending or, to the knowledge of Company, threatened by the Internal Revenue Service (the "IRS") or the Department of Labor (the "DOL") with respect to any Plan. All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the Plans have been timely made or accrued. Any Plan intended to be qualified under Section 401(a) of the Code and each related trust intended to qualify under Section 501(a) of the Code (i) has either obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, and (ii) incorporates or has been amended to incorporate all provisions required to comply with the Tax Reform Act of 1986 and subsequent legislation to the extent such amendment or incorporation is required. Company does not have any plan or commitment to establish any new Plan or to modify any Plan (except to the extent required by law or to conform any such Plan to the requirements of any applicable law, in each case as previously disclosed to Parent in writing, or as required by this Agreement). Each Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent, Company or any of its ERISA Affiliates except as otherwise provided in the Plan (other than ordinary administration expenses and expenses for benefits accrued but not yet paid).

   (c) Neither Company nor any its ERISA Affiliates has at any time ever maintained, established, sponsored, participated in, or contributed to any plan subject to Title IV of ERISA or Section 412 of the Code, and at no time has Company or any of its ERISA Affiliates contributed to or been requested to contribute to any "multiemployer plan," as such term is defined in ERISA or to any plan described in Section 413(c) of the Code. Neither Company, any of its ERISA Affiliates, nor, to the knowledge of Company, any officer or director of Company or any of ERISA Affiliates is subject to any liability or penalty under
Section 4975 through 4980B of the Code or Title I of ERISA. No "prohibited transaction," within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Plan which could subject Company or its subsidiaries to material liabilities.

   (d) None of the Plans promises or provides retiree medical or other retiree welfare benefits to any person except as required by applicable law, and neither Company nor any of its subsidiaries has represented, promised or contracted to provide such retiree benefits to any employee, former employee, director, consultant or other person, except (i) to the extent required by statute or (ii) for benefits the cost of which are fully paid for by such person.

   (e) Neither Company nor any of its subsidiaries is bound by or subject to (and none of its respective assets or properties is bound by or subject to) any arrangement with any labor union. No employee of Company or any of its subsidiaries is represented by any labor union or covered by any collective bargaining agreement relating to Company or any of its subsidiaries and, to the knowledge of Company, no campaign to establish such representation is in progress. There is no pending or, to the knowledge of Company, threatened labor dispute involving Company or any of its subsidiaries and any group of its employees nor has Company or any of its subsidiaries experienced any significant labor interruptions over the past three (3) years. Company and its subsidiaries are in compliance in all material respects with all applicable material foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours.

   (f) Neither Company nor any of its ERISA Affiliates has, prior to the Effective Time and in any material respect, violated any of the health continuation requirements of COBRA, the requirements of the Family Medical Leave Act of 1993, as amended, the requirements of the Women's Health and Cancer Rights Act, as amended, the requirements of the Newborns' and Mothers' Health Protection Act of 1996, as amended, the requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, or any similar provisions of state law applicable to employees of Company.

   (g) Except as disclosed in Section 2.11(g) of the Company Schedule, neither the execution and delivery of this Agreement by Company nor the consummation by Company of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any stockholder, director or employee of Company or any of its subsidiaries under any Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Plan, or (iii) except as required by the Code, result in the acceleration of the time of payment or vesting of any such benefits.

   (h) Each Plan that has been adopted or maintained by Company or any of its subsidiaries, whether informally or formally, for the benefit of current or former employees of Company or any of its subsidiaries outside the United States ("International Employee Plan") has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Employee Plan. No International Employee Plan has unfunded liabilities that, as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by law or the terms of any such plan, no condition exists that would prevent Company or Parent from terminating or amending any International Employee Plan at any time for any reason.

   2.12 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by Company for inclusion in: (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of the Parent Common Stock in or as a result of the Merger (the "S-4") will, at the time the S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the proxy statement/prospectus to be filed with the SEC by Company pursuant to Section 5.1(a) (the "Proxy Statement/Prospectus") will, at the dates mailed to the stockholders of Company and at the time of the stockholders' meeting of Company (the "Company Stockholders' Meeting") in connection with the transactions contemplated hereby, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub which is contained in any of the foregoing documents.

   2.13 Restrictions on Business Activities. There is no agreement, commitment, judgment, injunction, order or decree binding upon Company or its subsidiaries or to which Company or any of its subsidiaries is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any current business practice of Company or any of its subsidiaries, any acquisition of property by Company or any of its subsidiaries or the conduct of business by Company or any of its subsidiaries as currently conducted.

   2.14 Title to Property. Neither Company nor any of its subsidiaries owns any material real property. Except as set forth in Section 2.14 of the Company Schedule, Company and each of its subsidiaries have good title to, or valid leasehold interests in, all of their material properties and tangible assets, free and clear of all Encumbrances except liens for taxes or other governmental charges or levies not yet due and payable and such liens or other imperfections of title, if any, that do not materially interfere with the ability of Company to conduct its business as currently conducted. All leases pursuant to which Company or any of its subsidiaries lease from others material real or personal property are in full force and effect in accordance with their respective terms, except where the failure to be in full force and effect would not reasonably be expected to materially interfere with the ability of Company to conduct its business as currently conducted. There is not, under any of such leases, any existing material default or event of default of Company or any of its subsidiaries or, to Company's knowledge, any other party, except for such defaults or events of default that would not reasonably be expected to materially interfere with the ability of Company to conduct its business as currently conducted.

   2.15 Taxes.

   (a) Definition of Taxes. For the purposes of this Agreement, "Tax" or "Taxes" refers to any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for Taxes of a predecessor entity.

   (b) Tax Returns and Audits.

   (i) Company and each of its subsidiaries have timely filed all federal, state, local and foreign returns, estimates, forms, information statements and reports ("Returns") relating to Taxes required to be filed by Company and each of its subsidiaries with any Tax authority, except such Returns which are not, individually or in the aggregate, material to Company. Company and each of its subsidiaries have paid all Taxes shown to be due on such Returns.

   (ii) Company and each of its subsidiaries as of the Effective Time will have withheld with respect to its employees all federal and state income Taxes, Taxes pursuant to the Federal Insurance Contribution Act, Taxes pursuant to the Federal Unemployment Tax Act and other Taxes required to be withheld, except such Taxes which are not, individually or in the aggregate, material to Company.

   (iii) Neither Company nor any of its subsidiaries has been delinquent in the payment of any material Tax. There is no material Tax deficiency outstanding, proposed or assessed against Company or any of its subsidiaries. Neither Company nor any of its subsidiaries has executed any unexpired waiver of any statute of limitations on or extension of any period for the assessment or collection of any Tax.

   (iv) Except as set forth in Section 2.15(b) of the Company Schedule, no audit or other examination of any Return of Company or any of its subsidiaries by any Tax authority is presently in progress, nor has Company or any of its subsidiaries been notified of any request for such an audit or other examination.

   (v) No adjustment relating to any Returns filed or required to be filed by Company or any of its subsidiaries has been proposed in writing, formally or informally, by any Tax authority to Company or any of its subsidiaries or any representative thereof.

   (vi) Neither Company nor any of its subsidiaries has any liability for any material unpaid Taxes (whether or not shown to be done on any Return) which has not been accrued for or reserved on Company's balance sheet dated March 31, 2000 in accordance with GAAP, whether asserted or unasserted, contingent or otherwise, which is material to Company, other than any liability for unpaid Taxes that may have accrued since April 1, 2000 in connection with the operation of the business of Company and its subsidiaries in the ordinary course. There are no liens with respect to Taxes on any of the assets of Company or any of its subsidiaries, other than liens which are not individually or in the aggregate material, or customary liens for current Taxes not yet due and payable.

   (vii) There is no contract, agreement, plan or arrangement to which Company or any of its subsidiaries is a party as of the date of this Agreement, including but not limited to the provisions of this Agreement, that, individually or collectively, should give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code. There is no contract, agreement, plan or arrangement to which Company or any of its subsidiaries is a party or by which it is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

   (viii) Neither Company nor any of its subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by Company or any of its subsidiaries.

   (ix) Except as set forth in Section 2.15(b) of the Company Schedule, neither Company nor any of its subsidiaries is party to or has any obligation under any tax-sharing, tax indemnity or tax allocation agreement or arrangement.

   (x) None of Company's or its subsidiaries' assets are tax exempt use property within the meaning of Section 168(h) of the Code.

   (xi) Neither Company nor any of its subsidiaries has constituted either a "distributing corporation" or a "controlled corporation" in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (x) in the two years prior to the date of this Agreement or (y) in a distribution which could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

   (xii) Company and each of its subsidiaries are in full compliance with all terms and conditions of any Tax exemptions, Tax holiday or other Tax reduction agreement or order of a territorial or foreign government and the consummation of the Merger will not have any adverse effect on the continued validity and effectiveness of any such Tax exemptions, Tax holiday or other Tax reduction agreement or order.

   2.16 Brokers. Except for fees payable to Morgan Stanley & Co. Incorporated pursuant to an engagement letter dated June 21, 2000, a copy of which has been provided to Parent, Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders fees or agent's commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

   2.17 Intellectual Property. For the purposes of this Agreement, the following terms have the following definitions:

  "Intellectual Property" shall mean any or all of the following and all worldwide common law and statutory rights in, arising out of, or associated therewith: (i) patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof ("Patents"); (ii) inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) domain names, uniform resource locators ("URLs") and other names and locators associated with the Internet ("Domain Names"); (v) industrial designs and any registrations and applications therefor; (vi) trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor; (vii) all databases and data collections and all rights therein; (viii) all moral and economic rights of authors and inventors, however denominated; and (ix) any similar or equivalent rights to any of the foregoing (as applicable).

  "Company Intellectual Property" shall mean any Intellectual Property that is owned by, or exclusively licensed to, Company and its subsidiaries.

  "Registered Intellectual Property" means all Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any private, state, government or other legal authority and that has not been abandoned or allowed to lapse.

  "Company Registered Intellectual Property" means all of the Registered Intellectual Property owned by, or filed in the name of, Company or any of its subsidiaries.

   (a) Section 2.17(a) of the Company Schedule is a complete and accurate list of all Company Registered Intellectual Property which specifies the jurisdictions in which each such item of Company Registered Intellectual Property has been issued or registered and lists any proceedings or actions before any court or tribunal (including the United States Patent and Trademark Office (the "PTO") or equivalent authority anywhere in the world) related to any of the Company Registered Intellectual Property.

   (b) Except as set forth in Section 2.17(b) of the Company Schedule, no Company Intellectual Property or product or service offering of Company or any of its subsidiaries (a "Company Product") is subject to any proceeding or outstanding decree, order, judgment, contract, license, agreement, or stipulation restricting in any manner by its terms the use, transfer, or licensing thereof by Company or any of its subsidiaries, or which materially and adversely affects the validity or enforceability of such Company Intellectual Property.

   (c) Each material item of Company Registered Intellectual Property is, to the knowledge of Company, valid and subsisting. All necessary registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been made. All necessary documents, recordations and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property.

   (d) Except as set forth in Section 2.17(d) of the Company Schedule, Company owns and has good title to or has all necessary licenses to each material item of Company Intellectual Property free of any Encumbrance (excluding rights of licensors and non-exclusive licenses and related restrictions granted in the ordinary course). In this paragraph the term "Encumbrance" excludes infringement of Company Intellectual Property by third parties.

   (e) To the extent that any Intellectual Property that has been developed or created independently by a third party or jointly with a third party for Company or any of its subsidiaries is used by Company or is incorporated into any Company Products, Company has a written agreement with such third party with respect thereto and Company thereby either (i) has obtained ownership of, and is the exclusive owner of, or (ii) has obtained a perpetual, non-terminable license to all such Intellectual Property.

   (f) Except as set forth in Section 2.17(f) of the Company Schedule, neither Company nor any of its subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is material Company Intellectual Property, to any third party, or knowingly permitted Company's rights in such material Company Intellectual Property to lapse or enter the public domain.

   (g) Section 2.17(g) of the Company Schedule lists all material contracts, licenses and agreements to which Company or any of its subsidiaries is a party:
(i) with respect to Company Intellectual Property licensed or transferred to any third party (other than end-user licenses in the ordinary course); or (ii) pursuant to which a third party has licensed or transferred any Intellectual Property to Company or any of its subsidiaries.

   (h) Except as set forth in Section 2.17(h) of the Company Schedule, all contracts, licenses and agreements listed in Section 2.17(g) of the Company Schedule are in full force and effect. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination or suspension ("Termination") of such contracts, licenses and agreements by their terms. Each of Company and its subsidiaries is in material compliance with any such contracts, licenses and agreements. To the knowledge of Company, all other parties to such contracts, licenses and agreements are in compliance with, and have not materially breached any term of, such contracts, licenses and agreements, which breach has not been cured. Following the Closing Date, the Surviving Corporation will be permitted to exercise all of Company's rights under such contracts, licenses and agreements by their terms to the same extent Company and its subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Company would otherwise be required to pay. There is no provision in any of Company's contracts or agreements which, as a result of this Agreement and the transactions contemplated by this Agreement, requires Parent or Merger Sub to (i) grant to any third party any right to or with respect to any material Intellectual Property owned by, or licensed to, either of them, (ii) be bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses, or (iii) be obligated to pay any royalties or other material amounts to any third party in excess of those payable by Parent or Merger Sub, respectively, prior to the Closing.

   (i) To Company's knowledge, Company's and its subsidiaries' design, development, manufacture, distribution, reproduction, marketing or sale of the products of Company and its subsidiaries has not infringed or misappropriated and does not infringe or misappropriate the Intellectual Property of any third party, and does not constitute unfair competition or trade practices under the laws of any jurisdiction.

   (j) Neither Company nor any of its subsidiaries has received written notice from any third party that the operation of the business of Company or any of its subsidiaries or any act, product or service of Company or any of its subsidiaries, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

   (k) To the knowledge of Company, no person has infringed or misappropriated or is infringing or misappropriating any Company Intellectual Property.

   (l) Company and each of its subsidiaries has taken reasonable steps to protect Company's and its subsidiaries' rights in Company's confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third parties provided to Company or any of its subsidiaries. Each of Company and its subsidiaries has a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement substantially in the form provided to Parent. All current and former employees and contractors of Company and any of its subsidiaries have executed such an agreement, except where the failure to do so would not be reasonably expected to have a Material Adverse Effect on Company.

   2.18 Agreements, Contracts and Commitments. As of the date of this Agreement, except as set forth in Section 2.17(g) or Section 2.18 of the Company Schedule, neither Company nor any of its subsidiaries is a party to or is bound by:

   (a) any written employment or consulting agreement, contract or commitment with any officer or employee of Company currently earning an annual salary in excess of $150,000 or member of Company's Board of Directors, other than those that are terminable by Company or any of its subsidiaries on no more than thirty (30) days' notice without material liability or financial obligation to Company;

   (b) any material agreement of indemnification or any guaranty other than any agreement of indemnification entered into in connection with the sale of products or license of technology in the ordinary course of business;

   (c) any material agreement, contract or commitment containing any covenant limiting in any material respect the right of Company or any of its subsidiaries to engage in any line of business or to compete with any person or granting any exclusive distribution rights;

   (d) any agreement, contract or commitment relating to the disposition or acquisition by Company or any of its subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which Company or any of its subsidiaries has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than Company's subsidiaries;

   (e) any dealer, distributor, joint marketing or development agreement under which Company or any of its subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without material penalty upon notice of ninety (90) days or less, or any material agreement pursuant to which Company or any of its subsidiaries have continuing material obligations to jointly develop any intellectual property that will not be owned, in whole or in part, by Company or any of its subsidiaries and which may not be canceled without material penalty upon notice of ninety (90) days or less;

   (f) any agreement, contract or commitment to license any third party to manufacture or reproduce any Company product, service or technology or any agreement, contract or commitment to sell or distribute any Company products, service or technology except agreements with distributors or sales representatives in the normal course of business cancelable without material penalty upon notice of ninety (90) days or less and substantially in the form previously provided to Parent;

   (g) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money by Company or extension of credit (other than customer accounts receivable owing to Company created in the ordinary course of business and payable or dischargeable in accordance with customary trade terms);

   (h) any material settlement agreement under which Company has ongoing obligations;

   (i) any other agreement, contract or commitment that calls for the payment or receipt by Company of $3,000,000 or more; or

   (j) any other agreement, contract or commitment that is of the nature required to be filed by Company as an exhibit to a Report on Form 10-K under the Exchange Act.

   Neither Company nor any of its subsidiaries, nor to Company's knowledge any other party to a Company Contract (as defined below), is in material breach, violation or default under a Company Contract. Neither Company nor any of its subsidiaries has received written notice within the last twelve months that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Company or any of its subsidiaries is a party or by which it is bound that are required to be disclosed in the Company Schedule pursuant to this Section 2.18 (any such agreement, contract or commitment, a "Company Contract" in such a manner as would permit any other party to cancel or terminate any such Company Contract, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate).

   2.19 Opinion of Financial Advisor. Company has been advised by its financial advisor, Morgan Stanley & Co. Incorporated, that in its opinion, as of the date of this Agreement, the Exchange Ratio is fair to the holders of shares of Company Common Stock from a financial point of view, and Company shall provide to Parent a copy of the written confirmation of such opinion as soon as available.

   2.20 Board Approval. The Board of Directors of Company has, as of the date of this Agreement, (i) approved, subject to stockholder adoption of this Agreement, this Agreement and the Merger and other transactions contemplated hereby, (ii) determined that the Merger is consistent with the long-term business strategy of Company and is in the best interests of the stockholders of Company and is on terms that are fair to such stockholders and (iii) determined to recommend that the stockholders of Company adopt this Agreement.

   2.21 Vote Required. The affirmative vote of holders of a majority of the outstanding shares of Company Common Stock entitled to vote with respect to the Merger is the only vote of the holders of any class or series of Company's capital stock necessary to adopt this Agreement.

   2.22 Pooling of Interests. To its knowledge, based on consultation with its independent accountants, Company believes that neither Company nor any of its directors, officers or affiliates has taken any action which will interfere with Parent's ability to account for the Merger as a pooling of interests.

   2.23 Customers. Section 2.23 of the Company Schedule lists the Company's ten largest customers based on revenues during the twelve-month period ended June 30, 2000 and specifies the amounts invoiced (in the aggregate) to each such customer in such period. As of the date hereof, Company has not received any written communication indicating that any of such customers intends to cease doing business with Company or materially alter the amount of business that such customer currently conducts with Company. Company has made available to Parent true and correct copies of any contracts Company may have with its top ten customers.

   2.24 Labor Matters. No work stoppage or labor strike against Company is pending or, to Company's knowledge, threatened or reasonably anticipated. Company does not know of any activities or proceedings of any labor union to organize any employees. Except as set forth in Section 2.24 of the Company Schedule, there are no actions, suits, claims, labor disputes or grievances pending, or, to the knowledge of Company, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to Company. Neither Company nor any of its subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Except as set forth in
Section 2.24 of the Company Schedule, Company is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by Company.

   2.25 Environmental Matters. Company: (i) has obtained all applicable permits, licenses and other authorizations that are required under Environmental Laws the absence of which would have a Material Adverse Effect on Company and all such permits are valid and in full force and effect; (ii) is in compliance in all material respects with all material terms and conditions of such required permits, licenses and authorizations, and also is in compliance in all material respects with all other material limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder; (iii) as of the date hereof, has no knowledge of and has not received written notice of any environmental event, condition, circumstance, activity, practice, incident, action or plan that is reasonably likely to materially interfere with the continued conduct of Company's business activities, or prevent continued compliance in all material respects with Environmental Laws, or that would give rise to any material common law or statutory liability, or otherwise form the basis of any material Environmental Claim with respect to Company, or any person or entity whose liability for any Environmental Claim Company has retained or assumed either contractually or by operation of law; (iv) has not disposed of, released, discharged or emitted any Hazardous Materials into the soil or groundwater at any properties owned or leased at any time by Company, or at any other property, or exposed any employee or other individual to any Hazardous Materials or condition in such a manner as would result in any material liability or result in any material corrective or remedial action obligation; (v) has not assumed liabilities of any person or entity either contractually or by operation of law for any release or discharge of any Hazardous Materials into the soil or groundwater, or any exposure to an employee or other individual to any Hazardous Materials which has caused or could reasonably be expected to cause an adverse health effect to any such employee or other individual; (vi) has taken all actions necessary under Environmental Laws to register any products or materials required to be registered by Company (or any of its agents) thereunder; (vii) has conducted its business in substantial compliance with all applicable Environmental Laws; and (viii) has transferred or released Hazardous Materials only to those Disposal Sites set forth in Section 2.25 of the Company Schedule, and no action, proceeding, liability or claim exists or is threatened against any Disposal Site or against Company with respect to any transfer or release of any Hazardous Materials which could reasonably be expected to subject Company to material liability. To Company's knowledge, no Hazardous Materials are present in, on or under any properties owned, leased or used at any time (including both land and improvements thereon) by Company, and no reasonable likelihood exists that any Hazardous Materials will come to be present in, on or under any properties owned, leased, operated, occupied or used at any time (including both land and improvements thereon) by Company, or were present on any other property at the time it ceased to be owned, leased, operated, occupied, or used by Company, in each case so as to give rise to any material liability or corrective or remedial obligation of Company under any Environmental Laws. Company has delivered to Parent or made available for inspection by Parent and its agents, representatives and employees all records in Company's possession relating to compliance with Environmental Laws, environmental audits and environmental assessments of any property owned, leased, occupied or used by Company or any entity whose liability for any Environmental Claim Company has retained or assumed either contractually or by operation of law. Company has complied in all material respects with all environmental disclosure obligations imposed by applicable law with respect to this transaction. Section 2.25 of the Company Schedule accurately describes all of the permits required under Environmental Laws currently held by Company. Company has no knowledge of any circumstance that exists which could cause any permit required under Environmental Laws to be revoked, modified or rendered non-renewable upon payment of the permit fee. For the purposes of this Section 2.25, "Environmental Claim" means any notice, claim, act, cause of action or investigation by any person (including any governmental agency) alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from (i) the presence, or release into the environment, of any Hazardous Materials or (ii) any violation, or alleged violation, of any Environmental Laws. "Environmental Laws" means all Federal, state, local and foreign laws and regulations relating to pollution of the environment (including ambient air, surface water, ground water, land surface or subsurface strata) or the protection of human health and worker safety, including, without limitation, laws and regulations relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials. "Hazardous Materials" means chemicals, pollutants, contaminants, wastes, toxic substances, radioactive and biological materials, asbestos-containing materials, hazardous substances, petroleum and petroleum products or any fraction thereof, excluding, however, Hazardous Materials contained in products typically used for office and janitorial purposes properly and safely maintained in accordance with Environmental Laws. "Disposal Site" means a landfill, disposal agent, waste hauler or recycler of Hazardous Materials.

   2.26 Insurance. Company has provided to Parent the insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of Company and its subsidiaries (collectively, the "Insurance Policies"). There is no material claim by Company or any of its subsidiaries pending under any of the material Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.

   2.27 State Takeover Statutes. The Board of Directors of Company has taken all actions so that the restrictions contained in Section 203 of the Delaware Law applicable to a "business combination" (as defined in such Section 203) will not apply to the execution, delivery or performance of this Agreement or to the consummation of the Merger or the other transactions contemplated by this Agreement. To the knowledge of Company, no other state takeover statute is applicable to the Merger or the other transactions contemplated hereby.

                                  ARTICLE III

            Representations and Warranties of Parent and Merger Sub

   Parent and Merger Sub jointly and severally represent and warrant to Company, subject to such exceptions as are disclosed in writing in the disclosure letter supplied by Parent to Company dated as of the date hereof (the "Parent Schedule"), which disclosure shall provide an exception to or otherwise qualify the representations and warranties of Parent and Merger Sub contained in the section of this Agreement corresponding by number to such disclosure and the other representations and warranties herein to the extent such disclosure shall reasonably appear to be applicable to such other representations or warranties, as follows:

   3.1 Organization and Qualification; Subsidiaries.

   (a) Each of Parent and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted.

   (b) Parent has no material subsidiaries except for the corporations identified in the Parent SEC Reports (as hereinafter defined). Neither Parent nor any of its subsidiaries has agreed nor is obligated to make nor is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other entity. Neither Parent nor any of its subsidiaries directly or indirectly owns any equity or similar interest in or any interest convertible, exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business, association or entity other than the entities identified in the Parent SEC Reports and Parent's limited partnership or limited liability company interests in venture capital funds. Neither Parent nor any of its subsidiaries directly or indirectly owns, beneficially or of record, any shares of Company Common Stock or other equity interest in Company other than pursuant to this Agreement and the Company Voting Agreements.

   (c) Parent and each of its subsidiaries is qualified or licensed to do business as a foreign corporation, and is in good standing (with respect to jurisdictions which recognize such concept), under the laws of all jurisdictions where the character of the properties owned, leased or operated by them or the nature of their activities requires such qualification or licensing and where the failure to be so qualified or licensed would have a Material Adverse Effect on Parent.

   3.2 Certificate of Incorporation and Bylaws. Parent has previously furnished to Company complete and correct copies of its Certificate of Incorporation and Bylaws as amended and in effect as of the date of this

Agreement (together, the "Parent Charter Documents"). Such Parent Charter Documents and equivalent organizational documents of each of its subsidiaries are in full force and effect. Parent is not in violation of any of the provisions of the Parent Charter Documents, and no subsidiary of Parent is in violation of any of its equivalent organizational documents except where the violation of any such equivalent organizational documents of a subsidiary of Parent would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

   3.3 Capitalization. As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 900,000,000 shares of Parent Common Stock, par value $0.001 per share, and (ii) 5,000,000 shares of Preferred Stock, par value $0.001 per share ("Parent Preferred Stock"). At the close of business on June 26, 2000, 146,148,415 shares of Parent Common Stock were issued and outstanding. As of the date hereof, no shares of Parent Preferred Stock were issued or outstanding. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, $0.001 par value per share, all of which, as of the date hereof, are issued and outstanding. All of the outstanding shares of Parent's and Merger Sub's respective capital stock have been duly authorized and validly issued and are fully paid and nonassessable. The shares of Parent Common Stock to be issued pursuant to the Merger will be, duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock (other than directors' qualifying shares) of each of Parent's subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares (other than directors' qualifying shares) are owned by Parent or another subsidiary free and clear of all Encumbrances.

   3.4 Authority Relative to this Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by Company, constitutes the legal and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws of general application affecting the enforcement of creditors' rights and the exercise by courts of equitable powers.

   3.5 No Conflict; Required Filings and Consents.

   (a) The execution, delivery and performance of this Agreement does not and will not, (i) conflict with or violate the Parent Charter Documents or equivalent organizational documents or any of Parent's subsidiaries, (ii) subject to compliance with the requirements set forth in Section 3.5(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which they or any of their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent's or any of its subsidiaries' rights or alter the rights or obligations of any third party against or to Parent under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any of the properties or assets of Parent or any of its subsidiaries pursuant to, any material mortgage, Contract, permit, franchise or other obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective properties are bound or affected, except in the case of clause (ii) or (iii), to the extent such conflict, violation, breach, default, impairment or other effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

   (b) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub shall not, require Parent to obtain or make any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity except (i) pursuant to applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, the pre-merger notification requirements of the HSR Act and of foreign governmental entities and the rules and regulations thereunder, the rules and regulations of Nasdaq, and the filing and recordation of the Certificate of Merger as required by Delaware Law and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, (A) prevent consummation of the Merger or otherwise prevent Parent or Merger Sub from performing their respective material obligations under this Agreement or
(B) reasonably be expected to have a Material Adverse Effect on Parent.

   3.6 SEC Filings; Financial Statements.

   (a) Parent has made available to Company (through reference to documents filed by EDGAR or otherwise) a correct and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Parent with the SEC since December 31, 1999 (the "Parent SEC Reports"), which are all the forms, reports and documents required to be filed by Parent with the SEC since December 31, 1999. The Parent SEC Reports (A) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (B) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Parent's subsidiaries is required to file any reports or other documents with the SEC.

   (b) Each set of consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and except that unaudited statements do not contain footnotes in substance or form required by GAAP, as is permitted by Form 10-Q of the Exchange Act) and each fairly presents in all material respects the consolidated financial position of Parent and its subsidiaries at the respective dates thereof and the consolidated results of their operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal adjustments which were not or are not expected to be material in amount.

   (c) Parent has previously furnished to Company a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act.

   3.7 No Undisclosed Liabilities. Neither Parent nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Parent and its subsidiaries taken as a whole, except (i) liabilities disclosed or provided for in Parent's unaudited balance sheet as of March 31, 2000 as set forth in the Parent SEC Reports or in the related notes or (ii) liabilities incurred since March 31, 2000 in the ordinary course of business.

   3.8 Absence of Certain Changes or Events. Since March 31, 2000, there has not been: (i) any Material Adverse Effect on Parent; (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Parent's or any of its subsidiaries' capital stock, or any purchase, redemption or other acquisition by Parent of any of Parent's capital stock or any other securities of Parent or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of any of Parent's or any of its subsidiaries' capital stock, (iv) any material change by Parent in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or (v) any material revaluation by Parent of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable or any sale of assets of the Parent other than in the ordinary course of business.

   3.9 Absence of Litigation. As of the date hereof, there are no claims, suits, actions or proceedings that have a reasonable likelihood of success on the merits pending or, to the knowledge of Parent, threatened against, relating to or affecting Parent or any of its subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seek to restrain or enjoin the consummation of the transactions contemplated by this Agreement or that could otherwise reasonably be expected to have a Material Adverse Effect on Parent.

   3.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by Parent for inclusion in: (i) the S-4 will, at the time the S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the Proxy Statement/Prospectus will, at the dates mailed to the stockholders of Company and at the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The S-4 will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by Company which is contained in any of the foregoing documents.

   3.11 Pooling of Interests. To its knowledge, based on consultation with its independent accountants, neither Parent nor any of its directors, officers or affiliates has taken any action which would interfere with Parent's ability to account for the Merger as a pooling of interests.

                                   ARTICLE IV

                      Conduct Prior to the Effective Time

   4.1 Conduct of Business by Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Company and each of its subsidiaries shall, except (i) as permitted by the terms of this Agreement or except as provided in Section 4.1 of the Company Schedule, or (ii) to the extent that Parent shall otherwise consent in writing (which consent, or refusal thereof, shall not be unreasonably delayed), carry on its business in the ordinary course in substantially the same manner as heretofore conducted and in substantial compliance with all applicable laws and regulations, pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due subject to good faith disputes over such obligations, and use its commercially reasonable efforts consistent with past practices and policies to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and employees, and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings. In addition, Company will promptly notify Parent of any material event involving its business or operations occurring outside the ordinary course of business.

   In addition, except as permitted by the terms of this Agreement and except as provided in Section 4.1 of the Company Schedule, without the prior written consent of Parent (which consent, or refusal thereof, shall not be unreasonably delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Company shall not do any of the following and shall not permit its subsidiaries to do any of the following:

   (a) Except as required by law or pursuant to the terms of a Plan in effect as of the date hereof, and except as may be requested to enable Parent to account for the Merger as a pooling of interests, waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

   (b) Grant any severance or termination pay to any officer or employee except pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in writing or made available to Parent, or adopt any new severance plan, or amend or modify or alter in any manner any severance plan, agreement or arrangement existing on the date hereof;

   (c) Other than in the ordinary course of business consistent with past practices, transfer or license to any person or entity or otherwise extend, amend or modify any rights to the Company Intellectual Property, or enter into grants to transfer or license to any person future patent rights; provided that in no event shall Company license on an exclusive basis or sell any Company Intellectual Property (other than in connection with the abandonment of immaterial Company Intellectual Property after at least five business days' written notice to Parent);

   (d) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

   (e) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Company or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof (or any such agreements entered into in the ordinary course consistent with past practice by Company with employees hired after the date hereof);

   (f) Issue, deliver, sell, authorize, pledge or otherwise encumber or propose any of the foregoing with respect to any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than (x) the issuance, delivery and/or sale of
(i) shares of Company Common Stock pursuant to the exercise of stock options or warrants outstanding as of the date of this Agreement, and (ii) shares of Company Common Stock issuable to participants in the ESPP consistent with the terms thereof, and (y) the granting of stock options to new employees in the ordinary course of business in such amounts and in all other respects and consistent with past practices and with similar vesting terms.

   (g) Cause, permit or submit to a vote of Company's stockholders any amendments to the Company Charter Documents (or similar governing instruments of any of its subsidiaries);

   (h) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to enter into any joint ventures or strategic partnerships;

   (i) Sell, lease, license, encumber or otherwise dispose of any properties or assets except in the ordinary course of business consistent with past practice, except for the sale, lease, licensing, encumbering or disposition (other than through licensing permitted by clause (c)) of property or assets which are not material, individually or in the aggregate, to the business of Company and its subsidiaries;

   (j) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Company, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than in connection with the financing of working capital consistent with past practice;

   (k) Adopt or amend any Plan or any employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will"), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants except, in each case, as may be required by law;

   (l) (i) pay, discharge, settle or satisfy any litigation (whether or not commenced prior to the date of this Agreement) or any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities recognized or disclosed in the most recent financial statements (or the notes thereto) of Company included in the Company SEC Reports or incurred since the date of such financial statements or disclosed in Section 2.8 or Section 2.9 of the Company Schedule, or (ii) waive the benefits of, agree to modify in any manner, terminate, release any person from or knowingly fail to enforce the confidentiality or nondisclosure provisions of any agreement to which Company or any of its subsidiaries is a party or of which Company or any of its subsidiaries is a beneficiary;

   (m) Except in the ordinary course of business consistent with past practice, modify, amend or terminate any Contract disclosed in Section 2.17(g) or Section
2.18 of the Company Schedule or waive, delay the exercise of, release or assign any material rights or claims thereunder;

   (n) Except as required by GAAP, revalue any of its assets or make any change in accounting methods, principles or practices;

   (o) Incur or enter into any agreement, contract or commitment requiring Company or any of its subsidiaries to pay in excess of $3,000,000;

   (p) Engage in any action that would reasonably be expected to (i) cause the Merger to fail to qualify as a "reorganization" under Section 368(a) of the Code or (ii) interfere with Parent's ability to account for the Merger as a pooling of interests, whether or not (in each case) otherwise permitted by the provisions of this Article IV;

   (q) Make any Tax election or accounting method change (except as required by GAAP) inconsistent with past practice that, individually or in the aggregate, is reasonably likely to adversely affect in any material respect the Tax liability or Tax attributes of Company or any of its subsidiaries, settle or compromise any material Tax liability or consent to any extension or waiver of any limitation period with respect to Taxes;

   (r) Engage in any action with the intent to directly or indirectly adversely impact any of the transactions contemplated by this Agreement other than to the extent permitted by Section 5.4; or

   (s) Agree in writing or otherwise to take any of the actions described in
Section 4.1 (a) through (r) above.

   4.2 Conduct of Business by Parent. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, except as permitted by the terms of this Agreement and except as provided in Section 4.2 of the Parent Schedule, without the prior written consent of Company (which consent, or refusal thereof, shall not be unreasonably delayed), Parent shall not engage in any action that would reasonably be expected to (i) cause the Merger to fail to qualify as a "reorganization" under Section 368(a) of the Code or (ii) interfere with Parent's ability to account for the Merger as a pooling of interests.

                                   ARTICLE V

                             Additional Agreements

   5.1 Proxy Statement/Prospectus; Registration Statement; Other Filings; Board Recommendations.

   (a) As promptly as practicable after the execution of this Agreement, Company and Parent will prepare, and file with the SEC, the Proxy Statement/Prospectus, and Parent will prepare and file with the SEC the S-4 in which the Proxy Statement/Prospectus will be included as a prospectus. Each of Parent and Company shall provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Proxy Statement/Prospectus and the S-4, or in any amendments or supplements thereto, and cause its counsel and auditors to cooperate with the other's counsel and auditors in the preparation of the Proxy Statement/Prospectus and the S-4. Each of Company and Parent will respond to any comments of the SEC, and will use its respective commercially reasonable efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Company will cause the Proxy Statement/Prospectus to be mailed to its stockholders at the earliest practicable time after the S-4 is declared effective by the SEC. Each of the parties hereto shall cause the Proxy Statement/Prospectus and the S-4 to comply as to form and substance as to such party in all material respects with the applicable requirements of (i) the Exchange Act, (ii) the Securities Act, and
(iii) the rules and regulations of Nasdaq. As promptly as practicable after the date of this Agreement, each of Company and Parent will prepare and file any other filings required to be filed by it under the Exchange Act, the Securities Act or any other Federal, foreign or Blue Sky or related laws relating to the Merger and the transactions contemplated by this Agreement (the "Other Filings"). Prior to the Effective Time, Parent shall use reasonable efforts to obtain all regulatory approvals needed to ensure that the Parent Common Stock to be issued in the Merger will be registered or qualified under the securities law of every jurisdiction in the United States in which any registered holder of Company Common Stock has an address of record on the record date for determining the stockholders entitled to notice of and to vote at the Company Stockholders' Meeting; provided that Parent shall not be required to consent to the service of process in any jurisdiction in which it is not so subject. Each of Company and Parent will notify the other promptly upon the receipt of any comments from the SEC or its staff or any other government officials of the receipt of notice that the S-4 has become effective, of the issuance of any stop order, of the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC or its staff or any other government officials for amendments or supplements to the S-4, the Proxy Statement/Prospectus or any Other Filing or for additional information and, except as may be prohibited by any Governmental Entity or by any Legal Requirement, will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC or its staff or any other government officials, on the other hand, with respect to the S-4, the Proxy Statement/Prospectus, the Merger or any Other Filing. Each of Company and Parent will cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 5.1(a) to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever Company or Parent becomes aware of any event which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus, the S-4 or any Other Filing, Company or Parent, as the case may be, will promptly inform the other of such event and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of Company, such amendment or supplement.

   (b) The Proxy Statement/Prospectus will include (i) the recommendation of the Board of Directors of Company to Company's stockholders that they vote in favor of adoption of this Agreement, subject to the right of the Board of Directors of Company to withhold, withdraw, modify, change or refrain from making its recommendation in compliance with Section 5.2(c) and (ii) the opinion of Morgan Stanley & Co. Incorporated referred to in Section 2.19.

   5.2 Meeting of Company Stockholders.

   (a) Company will take all action necessary in accordance with Delaware Law and the Company Charter Documents to convene the Company Stockholders' Meeting to be held as promptly as practicable after the declaration of the effectiveness of the S-4 for the purpose of enabling Company's stockholders to vote upon the adoption of this Agreement. Unless the Board of Directors of Company shall have withheld, withdrawn, modified, amended, changed or refrained from making its recommendation in favor of the adoption of this Agreement in compliance with Section 5.2(c), Company will use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and to secure the vote or consent of its stockholders required by the rules of Nasdaq or Delaware Law. Notwithstanding anything to the contrary contained in this Agreement, Company may adjourn or postpone the Company Stockholders' Meeting (i) to the extent necessary to facilitate the providing of any necessary supplement or amendment to the Proxy Statement/Prospectus to Company's stockholders in advance of a vote on the adoption of this Agreement, or (ii) if as of the time for which the Company Stockholders' Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders' Meeting. Company shall ensure that the Company Stockholders' Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by Company in connection with the Company Stockholders' Meeting are solicited, in compliance with Delaware Law, the Company Charter Documents, the rules of Nasdaq and all other applicable legal requirements. Company's obligation to call, give notice of, convene and hold the Company Stockholders' Meeting in accordance with this Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to Company of any Acquisition Proposal or any change in the Board of Directors' recommendation regarding the Merger or any other determination subsequent to the date hereof by Company's Board of Directors that it can no longer make such recommendation.

   (b) Unless the Board of Directors of Company shall have withheld, withdrawn, modified, amended, changed or refrained from making its recommendation in favor of the adoption of this Agreement in compliance with Section 5.2(c): (i) the Board of Directors of Company shall recommend that Company's stockholders vote in favor of the adoption of this Agreement at the Company Stockholders' Meeting; (ii) the Proxy Statement/Prospectus shall include a statement to the effect that the Board of Directors of Company has recommended that Company's stockholders vote in favor of the adoption of this Agreement at the Company Stockholders' Meeting; and (iii) neither the Board of Directors of Company nor any committee thereof shall withhold, withdraw, modify, amend, change or refrain from making, or resolve to withhold, withdraw or refrain from making, or modify, amend or change, in a manner adverse to Parent, the recommendation of the Board of Directors of Company that Company's stockholders vote in favor of the adoption of this Agreement.

   (c) Nothing in this Agreement shall prevent the Board of Directors of Company from withholding, withdrawing, modifying, amending, changing or refraining from making ("Changing") its recommendation in favor of the adoption of this Agreement if (i) neither Company nor any of its representatives shall have violated any of the restrictions set forth in Section 5.4 prior to and in connection with the proposed Changing of its recommendation and (ii) the Board of Directors of Company concludes in good faith, after consultation with its outside legal counsel, that the Changing of such recommendation is required in order for the Board of Directors of Company to comply with its fiduciary obligations to Company's stockholders under applicable law; provided, however, that prior to publicly Changing such recommendation, Company shall have given Parent at least forty-eight (48) hours written notice (or such lesser prior notice as provided to the members of Company's Board of Directors) and the opportunity to meet with Company and its counsel. Nothing contained in this
Section 5.2 shall limit Company's obligation to hold and convene the Company Stockholders' Meeting (regardless of whether the recommendation of the Board of Directors of Company shall have been withdrawn, amended or modified).

   5.3 Confidentiality; Access to Information.

   (a) Confidentiality Agreement. The parties acknowledge that Company and Parent have previously executed a Confidentiality Agreement, dated as of June 28, 2000 (the "Confidentiality Agreement"), which Confidentiality Agreement will continue in full force and effect in accordance with its terms.

   (b) Access to Information. Company will afford Parent and its accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of Company during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of Company, as Parent may reasonably request. No information or knowledge obtained by Parent in any investigation pursuant to this Section 5.3 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

   5.4 No Solicitation.

   (a) From and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant to Article VII, Company and its subsidiaries will not, nor will they authorize or permit any of their respective officers or directors or any investment banker, attorney or other advisor or representative retained by any of them to, nor will they authorize any of their respective employees or affiliates to, nor will they fail to take reasonable measures to cause their respective employees not to, directly or indirectly (i) solicit or initiate or knowingly encourage or induce the making, submission or announcement of any Acquisition Proposal (as defined below), (ii) participate in any discussions or negotiations regarding, or knowingly furnish to any person any information with respect to, or knowingly take any other action that would reasonably be expected to lead to, any Acquisition Proposal,
(iii) approve, endorse or recommend any Acquisition Proposal without complying with Section 5.2(c) or (iv) enter into any letter of intent or similar document or any contract, agreement or commitment providing for any Acquisition Transaction (as defined below); provided, however, that this Agreement shall not prohibit Company or any of its officers, directors, affiliates, employees, investment bankers, attorneys or other advisors or representatives from (A) at any time prior to the adoption of this Agreement by Company's stockholders, furnishing information regarding Company to, entering into a confidentiality agreement with, entering into discussions or negotiations with, or entering into a definitive acquisition agreement with any person or group in response to a Superior Offer submitted by such person or group (and not withdrawn) if (1) neither Company nor any representative of Company and its subsidiaries shall have violated any of the restrictions set forth in this Section 5.4 prior to and in connection with such Acquisition Proposal, (2) the Board of Directors of Company concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the Board of Directors of Company to comply with its fiduciary obligations to Company's stockholders under applicable law, (3) (x) at least forty-eight (48) hours prior to furnishing any such information to, entering into a confidentiality agreement with or entering into discussions or negotiations with, such person or group, Company gives Parent written notice of the identity of such person or group and of Company's intention to take such action and (y) Company receives from such person or group an executed agreement with confidentiality provisions at least as restrictive as the Confidentiality Agreement, and (4) contemporaneously with furnishing any such information to such person or group, Company furnishes such information to Parent (to the extent such information has not been previously furnished by Company to Parent) or (B) complying with Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act or furnishing a copy or excerpts of this Agreement (excluding, however, the Company Schedule and the Parent Schedule) to any person. Company and its subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. In addition to the foregoing, Company shall (i) provide Parent with at least twenty-four (24) hours prior notice (or such lesser prior notice as provided to the members of Company's Board of Directors) of any meeting of Company's Board of Directors at which Company's Board of Directors is reasonably expected to consider a Superior Offer and (ii) provide Parent with at least two (2) business days prior written notice (or such lesser prior notice as provided to the members of Company's Board of Directors) of a meeting of Company's Board of Directors at which Company's Board of Directors is reasonably expected to recommend a Superior Offer to its stockholders and together with such notice a copy of any definitive documentation relating to such Superior Offer.

   "Superior Offer" shall mean any bona fide written Acquisition Proposal not received in violation of Section 5.4 for at least a majority of the outstanding shares of Company Common Stock on terms that the Board of Directors of Company determines in its good faith judgment, after consultation with a financial advisor of nationally recognized reputation and taking into account all the known terms and conditions of the Acquisition Proposal, are more favorable to Company's stockholders than the terms of the Merger; provided, however, that any such Acquisition Proposal shall not be deemed to be a "Superior Offer" if any financing required to consummate the transaction contemplated by such Acquisition Proposal is not committed and is not likely in the judgment of Company's Board of Directors to be obtained by the entity making such Acquisition Proposal on a timely basis. The parties agree that an Acquisition Proposal shall not be precluded from being deemed a "Superior Offer" solely as a result of such Acquisition Proposal being conditioned upon the completion of due diligence. For purposes of this Agreement, "Acquisition Proposal" shall mean any offer or proposal (other than an offer or proposal by Parent or any of its affiliates) contemplating any Acquisition Transaction. For purposes of this Agreement, "Acquisition Transaction" shall mean any transaction or series of related transactions other than the transactions contemplated by this Agreement that constitutes: (A) an acquisition or purchase from Company by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 15% interest in the total outstanding voting securities of Company or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 15% or more of the total outstanding voting securities of Company or any merger, consolidation, business combination or similar transaction involving Company pursuant to which the stockholders of Company immediately preceding such transaction hold, directly or indirectly, less than 85% of the equity interests in the surviving or resulting entity of such transaction or in any parent entity immediately following such transaction; (B) a sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 25% of the assets of Company; or (C) a liquidation or dissolution of Company having similar effect to the foregoing.

   (b) In addition to the obligations of Company set forth in paragraph (a) of this Section 5.4, Company shall notify Parent orally and in writing of (i) (A) any request received by Company for information which Company reasonably believes would lead to an Acquisition Proposal, (B) any Acquisition Proposal, or (C) any inquiry received by Company with respect to, or which Company reasonably believes would lead to, any Acquisition Proposal, (ii) the material terms and conditions of such request, Acquisition Proposal or inquiry, and
(iii) the identity of the person or group making any such request, Acquisition Proposal or inquiry, such written and oral notice to be provided as promptly as practicable, and in any event within one (1) business day after any of Company's officers, directors, investment bankers, attorneys or other advisors or representatives become aware of the receipt by Company of any request, proposal or inquiry described in clause (i). Company will take reasonable measures to cause its employees to notify its officers when any such employee becomes aware of the receipt by Company of any request, proposal or inquiry described in clause (i). Company will keep Parent informed in all material respects of the status and details (including material amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry.

   5.5 Public Disclosure. Parent and Company will consult with each other, and to the extent practicable, agree, before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement or an Acquisition Proposal and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange or Nasdaq, in which case reasonable efforts to consult with the other party will be made prior to such release or public statement; provided, however, that no such consultation or agreement shall be required if, prior to the date of such release or public statement, Company shall have withheld, withdrawn, modified, amended, changed or refrained from making its recommendation in favor of the adoption of this

Agreement in compliance with Section 5.2. The parties have agreed to the text of the joint press release announcing the signing of this Agreement.

   5.6 Commercially Reasonable Efforts; Notification.

   (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using commercially reasonable efforts to accomplish the following: (i) causing the conditions precedent set forth in
Article VI to be satisfied; (ii) obtaining all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities; (iii) making all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any); (iv) avoiding any suit, claim, action, investigation or proceeding by any Governmental Entity challenging the Merger or any other transaction contemplated by this Agreement; (v) obtaining all consents, approvals or waivers from third parties required as a result of the transactions contemplated in this Agreement; (vi) defending any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (vii) executing or delivering any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, subject to the other terms and conditions hereof, Company and its Board of Directors shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use commercially reasonable efforts and take all commercially reasonable acts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger, this Agreement and the transactions contemplated hereby. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to require Parent or Company or any subsidiary or affiliate thereof to agree to any divestiture by itself or any of its affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their business or to own or exercise control of such assets, properties and stock.

   (b) Company shall give prompt notice to Parent upon becoming aware that any representation or warranty made by it contained in this Agreement has become untrue or inaccurate, or of any failure of Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, where the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as a result thereof; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

   (c) Parent shall give prompt notice to Company upon becoming aware that any representation or warranty made by it or Merger Sub contained in this Agreement has become untrue or inaccurate, or of any failure of Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, where the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as a result thereof; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

   5.7 Third Party Consents. As soon as practicable following the date hereof, Parent and Company will each use its commercially reasonable efforts to obtain any consents, waivers and approvals under any of its or its subsidiaries' respective agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

   5.8 Stock Options; ESPP; Warrants and Employee Benefits.

   (a) Stock Options. At the Effective Time, each outstanding option to purchase shares of Company Common Stock (each, a "Company Stock Option") under the Company Option Plans, whether or not vested, shall be assumed by Parent. Each Company Stock Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions of such Company Stock Options immediately prior to the Effective Time (including, without limitation, any repurchase rights or vesting provisions and provisions regarding the acceleration of vesting on certain transactions, other than the transactions contemplated by this Agreement), except that (i) each Company Stock Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Stock Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. Parent shall comply with the terms of all such Company Stock Options and use its best efforts to ensure, to the extent required by and subject to the provisions of, the Company Option Plans, and to the extent permitted under the Code, that any Company Stock Options that qualified for tax treatment as incentive stock options under Section 422 of the Code prior to the Effective Time continue to so qualify after the Effective Time. Parent shall take all corporate actions necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of assumed Company Stock Options on the terms set forth in this Section 5.8(a).

   (b) ESPP. At the Effective Time, Parent shall assume the ESPP, and all outstanding rights to purchase shares of Company Common Stock under the ESPP ("Purchase Rights") shall be converted (in accordance with the Exchange Ratio) into rights to purchase shares of Parent Common Stock (with the number of shares rounded down to the nearest whole share and the purchase price as of the offering date for each offering period in effect as of the Effective Time rounded up to the nearest whole cent). All such converted Purchase Rights shall be assumed by Parent, and each offering period in effect under the ESPP immediately prior to the Effective Time shall be continued in accordance with the terms of the ESPP until the end of such offering period. The ESPP shall terminate with the exercise of the last assumed Purchase Right, and no additional Purchase Rights shall be granted under the ESPP following the Effective Time, provided that references to Company in the ESPP and related documents shall mean Parent (except that the purchase price as of the offering date for a relevant period shall be determined with respect to the fair market value of Company Common Stock on such date, as adjusted hereby). Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for issuance upon exercise of Purchase Rights under the ESPP assumed in accordance with this Section 5.8(b). Parent agrees that, from and after the Effective Time, Company's employees may participate in the employee stock purchase plan sponsored by Parent (the "Parent ESPP"), subject to the terms and conditions of the Parent ESPP, and that service with Company shall be treated as service with Parent for determining eligibility of Company's employees under the Parent ESPP.

   (c) Warrants. At the Effective Time, each outstanding warrant to purchase shares of Company Common Stock (each, a "Company Warrant") shall be assumed by Parent. Each Company Warrant so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions of such Company Warrant immediately prior to the Effective Time, except that (i) each Company Warrant will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Warrant will be equal to the quotient determined by dividing the exercise price per share of Company Common

Stock at which such Company Warrant was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. Parent shall comply with the terms of all such Company Warrants. Parent shall take all corporate actions necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of assumed Company Warrants on the terms set forth in this Section 5.8(c).

   (d) 401(k). Company shall terminate, effective as of the day immediately preceding the Effective Time, any and all 401(k) plans sponsored or maintained by Company unless Parent provides written notice to Company prior to the Effective Time that any such 401(k) plan shall not be terminated. Parent shall receive from Company evidence that Company's plan(s) and / or program(s) have been terminated pursuant to resolutions of Company's Board of Directors (the form and substance of such resolutions shall be subject to review and reasonable approval of Parent), effective as of the day immediately preceding the Effective Time. Company employees shall be eligible to participate in a 401(k) plan sponsored by Parent no later than the first day of the next commencing month immediately after the Effective Time.

   (e) Benefits; Prior Service. From and after the Effective Time, Company employees shall be provided with employee benefits that are the same as those provided to employees of Parent who are similarly situated, including as to their location of employment. Parent shall cause employees of Company and its subsidiaries to be credited with service with Company and each of its subsidiaries for purposes of eligibility and vesting under each employee benefit plan maintained by Parent or its subsidiaries after the Effective Time to the extent of their service with Company; provided, however, that such service shall not be recognized to the extent that such recognition would result in duplication of benefits.

   5.9 Form S-8. Parent agrees to file a registration statement on Form S-8 for the shares of Parent Common Stock issuable with respect to assumed Company Stock Options as soon as is reasonably practicable and in any event within ten
(10) business days after the Effective Time.

   5.10 Indemnification.

   (a) From and after the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of Company (or any predecessor corporation) pursuant to (i) each indemnification agreement currently in effect between Company and each person who is or was a director or officer of Company (or any predecessor corporation) prior to the Effective Time (the "Indemnified Parties") and (ii) any indemnification provision under the Company Charter Documents as in effect on the date hereof. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Company Charter Documents as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of any Indemnified Party or of individuals who, immediately prior to the Effective Time, were employees or agents of Company, unless such modification is required by law.

   (b) For a period of six (6) years after the Effective Time, Parent will cause the Surviving Corporation to maintain in effect, to the extent available, directors' and officers' liability insurance covering those persons who are currently covered by Company's directors' and officers' liability insurance policy on terms equivalent in all material respects to those applicable to the current directors and officers of Company; provided, however, that in no event will Parent or the Surviving Corporation be required to expend an annual premium for such coverage in excess of 150% of the amount of the last annual premium paid by the Company prior to the date of this Agreement for such coverage and provided, further, that if the annual premium payable for such insurance coverage exceeds such amount, Parent shall be obligated to obtain a policy with the greatest coverage available for an annual premium not exceeding such amount.

   (c) In the event Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers a material amount of its properties and assets to any person in a single transaction or a series of transactions, then, and in each such case, Parent will either guarantee or otherwise remain liable for the indemnification obligations referred to in this
Section 5.10 or will make or cause to be made proper provision so that the successors and assigns of Company or the Surviving Corporation, as the case may be, assume the indemnification obligations described herein for the benefit of the Indemnified Parties.

   (d) The provisions of this Section 5.10 are (i) intended to be for the benefit of, and will be enforceable by, each of the Indemnified Parties and
(ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Indemnified Party may have by contract or otherwise.

   5.11 Affiliate Agreement.

   (a) Set forth in Section 5.11 of the Company Schedule is a list of those persons who may be deemed to be, in Company's reasonable judgment, affiliates of Company within the meaning of Rule 145 promulgated under the Securities Act or Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations (each, a "Company Affiliate"). Company will provide Parent with such information and documents as Parent reasonably requests for purposes of reviewing such list. Company will use its commercially reasonable efforts to deliver or cause to be delivered to Parent, on or as promptly as practicable following the date hereof, from each Company Affiliate that has not delivered a Company Affiliate Agreement on or prior to the date hereof, an executed Company Affiliate Agreement. Each Company Affiliate Agreement will be in full force and effect as of the Effective Time. Parent will be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be received by a Company Affiliate pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of the Company Affiliate Agreement entered into by such Company Affiliate.

   (b) Set forth in Section 5.11 of the Parent Schedule is a list of those persons who may be deemed to be, in Parent's reasonable judgment, affiliates of Parent within the meaning of Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations (each, a "Parent Affiliate"). Parent will provide Company with such information and documents as Company reasonably requests for purposes of reviewing such list. Parent will use its commercially reasonable efforts to obtain and provide a copy to Company, on or as promptly as practicable following the date hereof, from each Parent Affiliate, an executed Parent Affiliate Agreement in substantially the form attached hereto as Exhibit B-2 (the "Parent Affiliate Agreements"). Each Parent Affiliate Agreement will be in full force and effect as of the Effective Time.

   5.12 Regulatory Filings; Reasonable Efforts. As soon as may be reasonably practicable, Company and Parent each shall file with the United States Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice ("DOJ") Notification and Report Forms relating to the transactions contemplated herein as required by the HSR Act, as well as comparable pre-merger notification forms required by the merger notification or control laws and regulations of any other applicable jurisdiction, as agreed to by the parties. Company and Parent each shall promptly (a) supply the other with any information which may be required in order to effectuate such filings and (b) supply any additional information which reasonably may be required by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction and which the parties may reasonably deem appropriate; provided, however, that Parent shall not be required to agree to any divestiture by Parent or Company or any of Parent's subsidiaries or affiliates of shares of capital stock or of any business, assets or property of Parent or its subsidiaries or affiliates or of Company, its affiliates, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.

   5.13 Noncompetition Agreements. Each of Thomas Riordan and Raymond Kunita shall have entered into Noncompetition Agreements and each such agreement shall be in full force and effect at the Effective Time.

   5.14 Tax Matters. Prior to the filing of the S-4, Company, Parent and Merger Sub shall execute and deliver to Cooley Godward LLP and to Wilson Sonsini Goodrich & Rosati, Professional Corporation, tax representation letters in customary form. To the extent requested by Cooley Godward LLP or Wilson Sonsini Goodrich & Rosati, Professional Corporation, Parent, Merger Sub and Company shall each confirm to Cooley Godward LLP and to Wilson Sonsini Goodrich & Rosati, Professional Corporation, the accuracy and completeness as of the Effective Time of the foregoing tax representation letters. Parent and Company shall use reasonable efforts prior to and after the Effective Time to cause the Merger to qualify as a reorganization under Section 368(a) of the Code. Following delivery of the foregoing tax representation letters, each of Company and Parent shall use its reasonable efforts to cause Cooley Godward LLP and Wilson Sonsini Goodrich & Rosati, Professional Corporation, respectively, to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K promulgated under the Securities Act. In rendering such opinions and the opinions referred to in Section 6.2(c), each of such counsel shall be entitled to rely on the foregoing tax representation letters.

   5.15 Action by Board of Directors. Prior to the Effective Time, the Board of Directors of Parent, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretative guidance of the SEC so that (i) the assumption of Company Stock Options by Company Insiders (as defined below) pursuant to this Agreement, and (ii) the receipt by Company Insiders of Parent Common Stock in exchange for Company Common Stock pursuant to the Merger, shall in each case be an exempt transaction for purposes of Section 16 of the Exchange Act by any officer or director of Company who may become a covered person of Parent for purposes of Section 16 of the Exchange Act (a "Company Insider").

                                   ARTICLE VI

                            Conditions to the Merger

   6.1 Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions, any of which may be waived if waived in writing by both Parent and Company:

   (a) Company Stockholder Approval. This Agreement shall have been adopted by the requisite vote under applicable law by the stockholders of Company.

   (b) Registration Statement Effective; Proxy Statement. The SEC shall have declared the S-4 effective. No stop order suspending the effectiveness of the S-4 or any part thereof shall have been issued and then be in effect and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC and shall not have been withdrawn.

   (c) No Order; HSR Act. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger. All waiting periods, if any, under the HSR Act relating to the transactions contemplated hereby will have expired or terminated early and all material foreign antitrust approvals required to be obtained prior to the Merger in connection with the transactions contemplated hereby shall have been obtained.

   6.2 Additional Conditions to Obligation of Company. The obligation of Company to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Company:

   (a) Representations and Warranties. Each representation and warranty of Parent and Merger Sub contained in this Agreement (i) shall have been accurate in all respects as of the date of this Agreement and (ii) shall be accurate in all respects on and as of the Closing Date with the same force and effect as if made on the Closing Date except, with respect to clauses (i) and (ii), (A) in each case, or in the aggregate, as does not constitute a Material Adverse Effect on Parent determined as of the Closing Date, (B) for inaccuracies arising from changes or actions contemplated by this Agreement and (C) for those representations and warranties which address matters only as of a particular date (which representations shall have been accurate (subject to the qualification as set forth in the preceding clause (A)) as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other qualifications based on the word "material" contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Parent Schedule made or purported to have been made after the date of this Agreement shall be disregarded). Company shall have received a certificate with respect to the foregoing signed on behalf of Parent by an authorized officer of Parent.

   (b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied with, in all material respects, all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and Company shall have received a certificate to such effect signed on behalf of Parent by an authorized officer of Parent.

   (c) Tax Opinions. Each of Company and Parent shall have received a written opinion from its respective tax counsel, in form and substance reasonably satisfactory to Company or Parent, as the case may be, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and such opinion shall not have been withdrawn; provided, however, that if tax counsel to Company (Cooley Godward LLP) does not render such opinion or renders but withdraws such opinion, this condition shall nonetheless be deemed to be satisfied if counsel to Parent (Wilson Sonsini Goodrich & Rosati, Professional Corporation) renders, and does not withdraw, such opinion to Company.

   6.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

   (a) Representations and Warranties. Each representation and warranty of Company contained in this Agreement (i) shall have been accurate in all respects as of the date of this Agreement and (ii) shall be accurate in all respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except, with respect to clauses (i) and
(ii), (A) in each case, or in the aggregate, as does not constitute a Material Adverse Effect on Company determined as of the Closing Date; provided, however, such Material Adverse Effect qualifier shall be inapplicable with respect to representations and warranties contained in Sections 2.4, 2.19, 2.20, 2.21,
2.27 and 2.28 (which representations shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Closing Date), (B) for inaccuracies arising from changes or actions contemplated by this Agreement and (C) for those representations and warranties which address matters only as of a particular date (which representations shall have been accurate (subject to the qualification as set forth in the preceding clause (A)) as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other qualifications based on the word "material" contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Company Schedule made or purported to have been made after the date of this Agreement shall be disregarded). Parent shall have received a certificate with respect to the foregoing signed on behalf of Company by an authorized officer of Company.

   (b) Agreements and Covenants. Company shall have performed or complied with, in all material respects, all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Parent shall have received a certificate to such effect signed on behalf of Company by an authorized officer of Company.

   (c) Affiliate Agreements. Each of the Company Affiliates shall have entered into the Company Affiliate Agreement and each of such agreements will be in full force and effect as of the Effective Time.

   (d) Opinion of Accountants. Parent shall have received (i) from PricewaterhouseCoopers LLP, independent auditors for Company, a copy of a letter addressed to Company dated as of the Closing Date in substance reasonably satisfactory to Parent (which may contain customary qualifications and assumptions) to the effect that PricewaterhouseCoopers LLP concurs with Company management's conclusion that no conditions exist related to Company that would preclude Company from being a party to a business combination for which the "pooling-of-interest" method of accounting is used and (ii) from Deloitte & Touche LLP, independent accountants for Parent, a copy of a letter addressed to Parent dated as of the Closing Date in substance reasonably satisfactory to Parent (which may contain customary qualifications and assumptions) to the effect that Deloitte & Touche LLP concurs with Parent management's conclusion that the Merger can properly be accounted for as a "pooling-of-interests."

                                  ARTICLE VII

                       Termination, Amendment and Waiver

   7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approval of the stockholders of Company:

   (a) by mutual written consent duly authorized by the Boards of Directors of Parent and Company;

   (b) by either Company or Parent if the Merger shall not have been consummated by February 15, 2001 (such date, or such other date that may be agreed by mutual written consent, being the "Outside Date") for any reason; provided, however, that the right to terminate this Agreement under this
Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date if such action or failure to act constitutes a breach of this Agreement;

   (c) by either Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action shall have become final and nonappealable;

   (d) by either Company or Parent if (1) the Company Stockholders' Meeting (including any adjournments thereof) shall have been held and completed and the stockholders of Company shall have taken a final vote on a proposal to adopt this Agreement, and (2) the required approval of the stockholders of Company contemplated by this Agreement shall not have been obtained; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to Company or Parent where the failure to obtain Company stockholder approval shall have been caused by the action or failure to act of Company or Parent, respectively, and such action or failure to act constitutes a breach by Company or Parent, respectively, of this Agreement;

   (e) by Company, upon a breach of any covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have been inaccurate when made or shall have become inaccurate, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided, that if such inaccuracy in Parent's representations and warranties or breach by Parent is curable by Parent, then this Agreement shall not terminate pursuant to this
Section 7.1(e) with respect to a particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from Company to Parent of such breach or inaccuracy and (ii) Parent ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that Company may not terminate this Agreement pursuant to this Section 7.1(e) if it shall have materially breached this Agreement or if such breach by Parent or inaccuracy in Parent's representations and warranties is cured prior to such termination becoming effective pursuant hereto);

   (f) by Parent, upon a breach of any covenant or agreement on the part of Company set forth in this Agreement, or if any representation or warranty of Company shall have been inaccurate when made or shall have become inaccurate, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided, that if such inaccuracy in Company's representations and warranties or breach by Company is curable, then this Agreement shall not terminate pursuant to this
Section 7.1(f) with respect to a particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from Parent to Company of such breach or inaccuracy and (ii) Company ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 7.1(f) if it shall have materially breached this Agreement or if such breach by Company or inaccuracy in Company's representations and warranties is cured prior to such termination becoming effective pursuant hereto);

   (g) by Parent if a Triggering Event (as defined below) shall have occurred.

   For the purposes of this Agreement, a "Triggering Event" shall be deemed to have occurred if: (i) the Board of Directors of Company or any committee thereof shall for any reason have withheld, withdrawn or refrained from making or shall have modified, amended or changed in a manner adverse to Parent its recommendation in favor of the adoption of this Agreement; (ii) Company shall have failed to include in the Proxy Statement/Prospectus the recommendation of the Board of Directors of Company in favor of the adoption of this Agreement;
(iii) the Board of Directors of Company fails to reaffirm its recommendation in favor of the adoption of this Agreement within ten (10) business days after Parent requests in writing that such recommendation be reaffirmed at any time following the public announcement and during the pendency of an Acquisition Proposal; (iv) the Board of Directors of Company or any committee thereof shall have approved or recommended any Acquisition Proposal; (v) Company shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal; (vi) Company shall have breached any of the provisions of Section 5.4 of this Agreement in any material respect or (vii) a tender or exchange offer relating to not less than 15% of the then outstanding shares of capital stock of Company shall have been commenced by a person unaffiliated with Parent and Company shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that Company recommends rejection of such tender or exchange offer.

   7.2 Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 7.1 will be effective immediately upon the delivery of written notice thereof by the terminating party to the other parties hereto (or, in the case of termination pursuant to Section 7.1(f) or Section 7.1(g), on the date specified therein). In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 7.2, Section 7.3 and
Article 8 (General Provisions), each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any intentional or willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

   7.3 Fees and Expenses.

   (a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses whether or not the Merger is consummated; provided, however, that Parent and Company shall share equally all fees and expenses, other than attorneys' and accountants fees and expenses, incurred in connection with the printing and filing (with the SEC) of the Proxy Statement/Prospectus (including any preliminary materials related thereto) and the S-4 (including financial statements and exhibits) and any amendments or supplements thereto and any fees required to be paid under the HSR Act.

   (b) Company Payments.

   (i) Company shall pay to Parent in immediately available funds, within one
(1) business day after demand by Parent, an amount equal to $65,000,000 (the "Termination Fee") if this Agreement is terminated by Parent pursuant to
Section 7.1(g); provided, however, that in the event this Agreement is terminated by Parent pursuant to 7.1(g) as a result of a "Triggering Event" specified in clause (vi) of the definition thereof, then the Termination Fee shall not be payable if Parent shall have terminated this Agreement more than ten (10) business days after the Company shall have notified Parent of the breach of Section 5.4 hereof to which such Triggering Event relates.

   (ii) If (A) this Agreement is terminated by Parent or Company, as applicable, pursuant to Section 7.1(d), (B) prior to such termination a third party shall have publicly announced an Acquisition Proposal, (C) such Acquisition Proposal shall not have been unconditionally and publicly withdrawn prior to the date that is five (5) business days prior to such termination, and
(D) within nine (9) months following the termination of this Agreement a Company Acquisition (as defined below) is consummated or Company enters into a definitive agreement or binding letter of intent providing for a Company Acquisition (which is subsequently consummated), then Company shall pay Parent in immediately available funds at or prior to the consummation of such Company Acquisition an amount equal to the Termination Fee.

   (iii) Company acknowledges that the agreements contained in this Section 7.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if Company fails to pay in a timely manner the amounts due pursuant to this Section 7.3(b) and, in order to obtain such payment, Parent makes a claim that results in a final judgment against Company no longer subject to appeal for the amounts set forth in this Section 7.3(b), Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3(b) at the prime rate of Bank of America N.T. & S.A. in effect on the date such payment was required to be made. Payment of the fees described in this Section 7.3(b) shall not be in lieu of damages incurred in the event of willful breach of this Agreement. For the purposes of this Agreement, "Company Acquisition" shall mean any of the following transactions (other than the transactions contemplated by this Agreement): (i) a merger, consolidation, business combination, recapitalization or similar transaction involving Company pursuant to which the stockholders of Company immediately preceding such transaction do not hold (directly or indirectly) at least 60% of the aggregate equity interests in the surviving or resulting entity of such transaction or a parent entity following such transaction, (ii) a sale or other disposition by Company of assets representing in excess of 60% of the aggregate fair market value of Company's business immediately prior to such sale or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 60% of the voting power of the then outstanding shares of capital stock of Company.

   7.4 Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent and Company.

   7.5 Extension; Waiver. At any time prior to the Effective Time, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and
(iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

                                  ARTICLE VIII

                               General Provisions

   8.1 Non-Survival of Representations and Warranties. The representations and warranties of Company, Parent and Merger Sub contained in this Agreement or in any certificate or instrument delivered pursuant to Article VI shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

   8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given on the day of delivery if delivered personally or sent via telecopy (receipt confirmed) or on the second business day after being sent if delivered by commercial delivery service, to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

  (a) if to Parent or Merger Sub, to:

     PMC-Sierra, Inc.
     900 East Hamilton Avenue
     Suite 250
     Campbell, CA 95008
     Attention: President
     Telecopy No.: (408) 369-1176

     with a copy to:

     Wilson Sonsini Goodrich & Rosati
     Professional Corporation
     650 Page Mill Road
     Palo Alto, California 94304-1050
     Attention: Neil J. Wolff, Esq.
     Telecopy No.:(650) 493-6811

     and to:

     Wilson Sonsini Goodrich & Rosati
     Professional Corporation
     One Market
     Spear Tower, Suite 3300
     San Francisco, California 94105
     Attention: Steve L. Camahort, Esq.
     Michael S. Dorf, Esq.
     Telecopy No.:(415) 947-2099

  (b) if to Company, to:

     Quantum Effect Devices, Inc.
     3255-3 Scott Boulevard
     Suite 200
     Santa Clara, CA 95054
     Attention: President
     Telecopy No.: (408) 565-0335
     with a copy to:

     Cooley Godward LLP
     5 Palo Alto Square
     3000 El Camino Real
     Palo Alto, California 94306
     Attention: David Lipkin, Esq.
     Matt Sonsini, Esq.
     Telecopy No.: (650) 849-7400

   8.3 Interpretation.

   (a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement. Unless otherwise indicated the words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "the business of" an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

   (b) For purposes of this Agreement, the term "person" shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

   (c) For purposes of this Agreement, the term "Material Adverse Effect" when used in connection with an entity means any change, event, violation, inaccuracy, circumstance or effect, individually or when aggregated with other changes, events, violations, inaccuracies, circumstances or effects, that is or would reasonably be expected to be materially adverse to the business, capitalization, financial condition or results of operations of such entity and its subsidiaries taken as a whole; provided, however that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect on an entity: (i) any change, event, violation, inaccuracy, circumstance or effect attributable or relating to in significant part (A) conditions affecting the U.S. economy as a whole or any foreign economy in any location where such entity has material operations or sales or affecting the semiconductor industry generally or (B) the announcement or pendency of the Merger (including cancellations of or delays in customer orders, reductions in sales, disruptions in supplier, distributor, partner or similar relationships or litigation relating to the Merger, in each case that are attributable or relate in significant part to the announcement or pendency of the Merger); (ii) any change in the market price or trading volume of such entity's stock; or (iii) any failure by such entity to meet internal projections or forecasts or published revenue or earnings predictions.

   (d) For purposes of this Agreement, an "agreement," "arrangement," "contract," "commitment" or "plan" shall mean a legally binding, written agreement, arrangement, contract, commitment or plan, as the case may be.

   8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

   8.5 Entire Agreement; Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company

Schedule and the Parent Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood, however, that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (b) except with respect to the Indemnified Parties under Section 5.10, are not intended to confer upon any other person any rights or remedies hereunder.

   8.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

   8.7 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys' fees and all other reasonable costs and expenses incurred in such action or suit.

   8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

   8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

   8.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

   8.11 Waiver of Jury Trial. EACH OF PARENT, COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

   IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

                                          PMC-Sierra, Inc.

                                          By: _________________________________
                                          Name: _______________________________
                                          Title: ______________________________

                                          Penn Acquisition Corp.

                                          By: _________________________________
                                          Name: _______________________________
                                          Title: ______________________________

                                          Quantum Effect Devices, Inc.

                                          By: _________________________________
                                          Name: _______________________________
                                          Title: ______________________________


                       **** REORGANIZATION AGREEMENT ****

                                                                         ANNEX B

                                VOTING AGREEMENT

   THIS VOTING AGREEMENT (this "Agreement") is made and entered into as of July 11, 2000, among PMC-SIERRA, INC., a Delaware corporation ("Parent"), and the undersigned stockholder (the "Stockholder") of QUANTUM EFFECT DEVICES, INC., a Delaware corporation (the "Company").

                                    RECITALS

   A. The Company, Merger Sub (as defined below) and Parent have entered into an Agreement and Plan of Reorganization of even date herewith (the "Reorganization Agreement"), which provides for the merger (the "Merger") of Penn Acquisition Corp., a wholly-owned subsidiary of Parent ("Merger Sub"), with and into the Company. Pursuant to the Merger, all outstanding capital stock of the Company shall be converted into common stock of Parent, as set forth in the Reorganization Agreement;

   B. Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of such number of shares of the outstanding capital stock of the Company and shares subject to outstanding options and warrants as is indicated on the signature page of this Agreement; and

   C. In consideration of the execution of the Reorganization Agreement by Parent, Stockholder (in his or her capacity as such) agrees to vote the Shares (as defined below) and other such shares of capital stock of the Company over which Stockholder has voting power so as to facilitate consummation of the Merger.

   NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

   1. Certain Definitions. Capitalized terms not defined herein shall have the meanings ascribed to them in the Reorganization Agreement. For purposes of this
Agreement:

   (a) "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Reorganization Agreement shall have been terminated pursuant to
Article VII thereof, or (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement.

   (b) "Person" shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) governmental authority.

   (c) "Shares" shall mean: (i) all securities of the Company (including all shares of Company Common Stock and all options, warrants and other rights to acquire shares of Company Common Stock) owned by Stockholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional shares of Company Common Stock and all additional options, warrants and other rights to acquire shares of Company Common Stock) of which Stockholder acquires ownership during the period from the date of this Agreement through the Expiration Date.

   (d) Transfer. A Person shall be deemed to have effected a "Transfer" of a security if such person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security; or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

   2. Transfer of Shares.

   (a) Transferee of Shares to be Bound by this Agreement. Stockholder agrees that, during the period from the date of this Agreement through the Expiration Date, Stockholder shall not cause or permit any Transfer of any of the Shares to be effected unless such Transfer is in accordance with any affiliate agreement between Stockholder and Parent contemplated by the Reorganization Agreement and each Person to which any of such Shares, or any interest in any of such Shares, is or may be transferred shall have: (a) executed a counterpart of this Agreement and a proxy in the form attached hereto as Exhibit A (with such modifications as Parent may reasonably request); and (b) agreed in writing to hold such Shares (or interest in such Shares) subject to all of the terms and provisions of this Agreement.

   (b) Transfer of Voting Rights. Stockholder agrees that, during the period from the date of this Agreement through the Expiration Date, Stockholder shall not deposit (or permit the deposit of) any Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of Stockholder under this Agreement with respect to any of the Shares.

   3. Agreement to Vote Shares. At every meeting of the stockholders of the Company called, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of the Company, Stockholder (in his or her capacity as such) shall cause the Shares to be voted in favor of adoption of the Reorganization Agreement. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall limit or restrict Stockholder from acting in Stockholder's capacity as a director or officer of Company (it being understood that this Agreement shall apply to Stockholder solely in Stockholder's capacity as a stockholder of Company) or voting in Stockholder's sole discretion on any matter other than those matters referred to in the preceding sentence.

   4. Irrevocable Proxy. Concurrently with the execution of this Agreement, Stockholder agrees to deliver to Parent a proxy in the form attached hereto as Exhibit A (the "Proxy"), which shall be irrevocable to the fullest extent permissible by law, with respect to the Shares.

   5. Representations and Warranties of the Stockholder. Stockholder (i) is the beneficial owner of the shares of Company Common Stock of the Company and the options and warrants to purchase shares of Common Stock of the Company indicated on the signature page of this Agreement, which are free and clear of any liens, adverse claims, charges or other encumbrances (except as such encumbrances arising under securities laws); (ii) does not beneficially own any securities of the Company other than the shares of Company Common Stock of the Company and options and warrants to purchase shares of Common Stock of the Company indicated on the signature page of this Agreement; and (iii) has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy.

   6. Additional Documents. Stockholder (in his or her capacity as such) and Parent hereby covenant and agree to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Parent, to carry out the intent of this Agreement.

   7. Legending of Shares. If so requested by Parent, Stockholder agrees that the Shares shall bear a legend stating that they are subject to this Agreement and to an irrevocable proxy.

   8. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date.

   9. Miscellaneous.

   (a) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

   (b) Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

   (c) Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

   (d) Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

   (e) Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

   If to Parent:

   PMC-Sierra, Inc.
   900 East Hamilton Avenue
   Suite 250
   Campbell, CA 95008
   Attention: President
   Telecopy No.: (408) 369-1176

   with a copy to:

   Wilson Sonsini Goodrich & Rosati
   Professional Corporation
   650 Page Mill Road
   Palo Alto, California 94304-1050
   Attention: Neil J. Wolff, Esq.
   Telecopy No.: (650) 493-6811

   and to:

   Wilson Sonsini Goodrich & Rosati
   Professional Corporation
   Spear Street Tower
   One Market
   San Francisco, California 94105
   Attention: Steve L. Camahort, Esq.
        Michael S. Dorf, Esq.
   Telecopy No.: (415) 947-2099

   If to Stockholder:

   To the address for notice set forth on the signature page hereof.

   (f) Governing Law. This Agreement shall be governed by the laws of the State of Delaware, without reference to rules of conflicts of law.

   (g) Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.
   (h) Effect of Headings. The section headings are for convenience only and shall not affect the construction or interpretation of this Agreement.

   (i) Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

   (j) No Obligation to Exercise Options. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall obligate Stockholder to exercise any option, warrant or other right to acquire shares of Company Common Stock.

                               IRREVOCABLE PROXY

   The undersigned stockholder (the "Stockholder") of Quantum Effect Devices, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by law) appoints the directors on the Board of Directors of PMC-Sierra, Inc., a Delaware corporation ("Parent"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Proxy until the Expiration Date (as defined below). Upon the undersigned's execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date.

   This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and is granted pursuant to that certain Voting Agreement of even date herewith by and among Parent and the undersigned stockholder (the "Voting Agreement"), and is granted in consideration of Parent entering into that certain Agreement and Plan of Reorganization of even date herewith (the "Reorganization Agreement"), among Parent, Penn Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and the Company. The Reorganization Agreement provides for the merger of Merger Sub with and into the Company in accordance with its terms (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Reorganization Agreement shall have been validly terminated pursuant to Article VII thereof or (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement.

   The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special or adjourned meeting of stockholders of the Company and in every written consent in lieu of such meeting in favor of adoption of the Reorganization Agreement.

   The attorneys and proxies named above may not exercise this Proxy on any other matter. The undersigned stockholder may vote the Shares on all other matters.

   Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

   This Proxy is irrevocable (to the fullest extent permitted by law). This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated: July 11, 2000

                                          _____________________________________
                                          Signature of Stockholder

                                          _____________________________________
                                          Print Name of Stockholder

                     [Signature Page to Irrevocable Proxy]

                                                                         ANNEX C
                                        July 11, 2000

Board of Directors
Quantum Effect Devices, Inc.
2500-5 Augustine Drive, Suite 200
Santa Clara, CA 95054

Members of the Board:

   We understand that Quantum Effect Devices, Inc.("QED" or the "Company"), PMC-Sierra, Inc. ("PMC-Sierra") and Penn Acquisition Corp., a wholly-owned subsidiary of PMC-Sierra ("Merger Sub"), propose to enter into an Agreement and Plan of Reorganization, substantially in the form of the draft dated July 11, 2000 (the "Merger Agreement") which provides, among other things, for the merger (the "Merger") of Merger Sub with and into QED. Pursuant to the Merger, QED will become a wholly-owned subsidiary of PMC-Sierra and each outstanding share of common stock, par value $0.001 per share (the "QED Common Stock") of QED, other than shares held by QED or owned by Merger Sub, PMC-Sierra or any subsidiary of QED or PMC-Sierra, will be converted into the right to receive
0.385 shares (the "Exchange Ratio") of common stock, par value $0.001 per share (the "PMC-Sierra Common Stock") of PMC-Sierra, subject to adjustments in certain circumstances. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

   You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of QED Common Stock.

   For the purposes of the opinion set forth herein, we have:

  (i) reviewed certain publicly available financial statements and other information of QED;

  (ii) reviewed certain internal financial statements and other financial and operating data concerning QED prepared by the management of QED;

  (iii) reviewed certain financial projections prepared by the managements of QED and PMC-Sierra;

  (iv) reviewed certain publicly available financial projections from equity research analysts reports of QED;

  (v) discussed the past and current operations and financial condition and the prospects of QED, including a review of publicly available projections from equity research analyst estimates and information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of QED;

  (vi) reviewed certain publicly available financial statements and other information of PMC-Sierra;

  (vii) reviewed certain internal financial statements and other financial and operating data concerning PMC-Sierra prepared by the management of PMC-Sierra;

  (viii) reviewed the pro forma impact of the Merger on certain financial ratios of PMC-Sierra;

  (ix) reviewed certain publicly available financial projections from equity research analyst reports of PMC-Sierra;

  (x) discussed the past and current operations and financial condition and the prospects of PMC-sierra, including a review of publicly available projections from equity research analyst estimates and information relating to certain strategic, financial operational benefits anticipated from the Merger, with senior executives of PMC-Sierra;

  (xi) reviewed the reported prices, trading activity and market liquidity for the QED Common Stock and PMC-Sierra Common Stock;

  (xii) compared the financial performance of QED and PMC-Sierra and the prices and trading activity of the QED Common Stock and PMC-Sierra Common Stock with that of certain other publicly-traded Companies comparable to QED and PMC-Sierra, respectively, and their securities;

  (xiii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  (xiv) participated in the discussions and negotiations among representatives of QED and PMC-Sierra and their financial and legal advisors;

  (xv) discussed the current and expected competitive environment in QED's available markets;

  (xvi) discussed QED's pending initial public offering lock-up release and the intention of certain shareholders to sell shares upon the expiration of such lock-up;

  (xvii) reviewed the draft Merger Agreement and certain related documents;
         and

  (xviii) performed such other analyses and considered such other factors as we have deemed appropriate.

   We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purpose of this opinion. With respect to the financial projections and discussions relating to the strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have, in each case, been reasonably prepared on the bases reflecting the best currently available estimates and judgments of the future financial performance and prospects of QED and PMC-Sierra. We have relied upon the assessment by the managements of QED and PMC-Sierra of their ability to retain key employees of QED. We have also relied upon, without independent verification, the assessment by the managements of QED and PMC-Sierra of: (i) the strategic, financial and other benefits expected to result from the Merger; (ii) the timing and risks associated with the integration of QED and PMC-Sierra; and (iii) the validity of, and risks associated with, QED's and PMC-Sierra's existing and future technologies, services or business models. We have not made any independent valuation or appraisal of the assets or liabilities or technology of QED and PMC-Sierra, nor have we been furnished any such appraisals. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, including that the Merger will be treated as a tax-free reorganization pursuant to Section 368(a) of the Internal Revenue Code of 1986. Our opinion is necessarily based on the financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

   We have acted as a financial advisor to the Board of Directors of QED in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financial services for QED and have received fees for the rendering of these services. In the ordinary course of our business we may actively trade the securities of QED and PMC-Sierra for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

   It is understood that this letter is for the information of the Board of Directors of QED and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing of a proxy or registration statement with the Securities and Exchange Commission made by QED in respect of the Merger. In addition, this opinion does not in any manner address the prices at which the PMC-Sierra Common Stock will trade following the consummation of the Merger, and Morgan Stanley & Co. Incorporated expresses no opinion or recommendation as to how the shareholders of QED should vote at the shareholders' meeting to be held in connection with the Merger.

   Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of QED Common Stock.

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                          By:
                                              Geoffrey D. Baldwin
                                              Principal

                                                                         ANNEX D
                                PMC-Sierra, Inc.

               Condensed Consolidated Financial Statements as of
                March 26, 2000 and December 26, 1999 and for the
          Three-Month Periods Ended March 26, 2000 and March 28, 1999

                                PMC-Sierra, Inc.

              Index to Condensed Consolidated Financial Statements

                                                                           Page
                                                                           ----
Condensed Consolidated Balance Sheets.....................................  D-1
Condensed Consolidated Statements of Operations...........................  D-2
Condensed Consolidated Statements of Cash Flows...........................  D-3
Notes to Condensed Consolidated Financial Statements......................  D-4

                                PMC-Sierra, Inc.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                             Mar 26,   Dec 26,
                                                              2000       1999
                                                           ----------- --------
                                                           (unaudited)
                                                              (in thousands,
                                                            except par value)
                         ASSETS
Current assets:
  Cash and cash equivalents..............................   $225,072   $ 90,055
  Short-term investments.................................         --    106,636
  Accounts receivable, net...............................     46,108     36,170
  Inventories, net.......................................      9,621      7,208
  Deferred income taxes..................................      9,270      9,270
  Prepaid expenses and other current assets..............      8,239      7,496
  Short-term deposits for wafer fabrication capacity.....        637      4,637
                                                            --------   --------
    Total current assets.................................    298,947    261,472
Property and equipment, net;.............................     61,246     48,766
Goodwill and other intangible assets, net................     14,359     15,280
Investments and other assets.............................     12,489     11,827
Deposits for wafer fabrication capacity..................     14,483     14,483
                                                            --------   --------
                                                            $401,524   $351,828
                                                            ========   ========

          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.......................................   $ 22,513   $ 11,973
  Accrued liabilities....................................     25,642     16,123
  Deferred income........................................     42,574     34,486
  Income taxes payable...................................     13,346     25,912
  Current portion of obligations under capital leases and
   long-term debt........................................      5,465      2,310
                                                            --------   --------
    Total current liabilities............................    109,540     90,804
Deferred income taxes....................................      9,091      9,091
Noncurrent obligations under capital leases and long-term
 debt....................................................      1,876      3,355
PMC special shares convertible into 4,069 (1999--4,242)
 common stock............................................      6,748      6,998
Stockholders' equity
  Common stock and additional paid in capital, par value
   $0.001;
   200,000 shares authorized (200,000 shares in 1999)
   145,209 shares issued and outstanding (142,938 in
    1999)................................................    251,742    226,409
  Deferred stock compensation............................    (17,320)    (4,530)
  Retained earnings......................................     39,847     19,701
                                                            --------   --------
    Total stockholders' equity...........................    274,269    241,580
                                                            --------   --------
                                                            $401,524   $351,828
                                                            ========   ========

            See notes to condensed consolidated financial statements

                                PMC-Sierra, Inc.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (unaudited)

                                                                 Three Months
                                                                     Ended
                                                                ---------------
                                                                Mar 26, Mar 28,
                                                                 2000    1999
                                                                ------- -------
                                                                (in thousands,
                                                                except for per
                                                                share amounts)
Net revenues................................................... 102,807  50,399
Cost of revenues...............................................  20,551  10,920
                                                                ------- -------
  Gross profit.................................................  82,256  39,479
Other costs and expenses:
  Research and development.....................................  26,795  13,803
  Marketing, general and administrative........................  15,131   9,634
  Amortization of deferred stock compensation
    Research and development...................................   3,385     458
    Marketing, general and administrative......................     259      53
  Amortization of goodwill.....................................     459     478
  Costs of merger..............................................   7,902      --
                                                                ------- -------
Income from operations.........................................  28,325  15,053
Interest and other income, net.................................   3,620   1,090
Gain on sale of investments....................................   4,117      --
                                                                ------- -------
Income before provision for income taxes.......................  36,062  16,143
Provision for income taxes.....................................  15,916   6,728
                                                                ------- -------
Net income..................................................... $20,146 $ 9,415
                                                                ======= =======
Net income per common share--basic............................. $  0.14 $  0.07
                                                                ======= =======
Net income per common share--diluted........................... $  0.12 $  0.06
                                                                ======= =======
Shares used in per share calculation--basic.................... 148,362 138,680
Shares used in per share calculation--diluted.................. 168,222 149,839



           See notes to condensed consolidated financial statements.

                                PMC-Sierra, Inc.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (unaudited)

                                                              Three Months
                                                                  Ended
                                                            ------------------
                                                            Mar 26,   Mar 28,
                                                              2000      1999
                                                            --------  --------
                                                             (in thousands)
Cash flows from operating activities:
 Net income................................................ $ 20,146  $  9,415
 Adjustments to reconcile net income to net cash provided
  by operating activities:
  Depreciation of plant and equipment......................    6,352     4,145
  Amortization of intangibles..............................      921       871
  Amortization of deferred stock compensation..............    3,644       511
  Equity in income of investee.............................     (725)       --
  Gain on sale of investments..............................   (4,117)       --
  Changes in operating assets and liabilities
   Accounts receivable.....................................   (9,938)    1,800
   Inventories.............................................   (2,413)   (1,391)
   Prepaid expenses and other..............................     (730)     (124)
   Accounts payable and accrued liabilities................   20,059     4,665
   Income taxes payable....................................  (12,566)   (4,978)
   Deferred income.........................................    8,088     1,863
                                                            --------  --------
    Net cash provided by operating activities..............   28,721    16,777
                                                            --------  --------
Cash flows from investing activities:
 Proceeds from sales and maturities of short-term
  investments..............................................  106,636    50,893
 Purchases of plant and equipment..........................  (14,372)   (5,880)
 Proceeds from sale of investments.........................    4,167        --
 Proceeds from refund of wafer fabrication deposits........    4,000     4,000
                                                            --------  --------
    Net cash provided by investing activities..............  100,431    49,013
                                                            --------  --------
Cash flows from financing activities:
 Proceeds from notes payable and long-term debt............       --       136
 Repayment of notes payable and long-term debt.............   (2,222)      (93)
 Principal payments under capital lease obligations........     (562)   (1,147)
 Proceeds from issuance of common stock....................    8,649     3,195
                                                            --------  --------
    Net cash provided by financing activities..............    5,865     2,091
                                                            --------  --------
Net increase in cash and cash equivalents..................  135,017    67,881
Cash and cash equivalents, beginning of the period.........   90,055    45,691
                                                            --------  --------
Cash and cash equivalents, end of the period............... $225,072  $113,572
                                                            ========  ========

           See notes to condensed consolidated financial statements.

                                PMC-Sierra, Inc.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (unaudited)

NOTE 1. Summary of Significant Accounting Policies

   Description of business. PMC-Sierra, Inc. (the "Company" or "PMC" ) provides customers with internetworking semiconductor system solutions for high speed transmission and networking systems.

   Basis of presentation. All historical financial information has been restated to reflect the acquisitions of Toucan Technology Limited ("Toucan"), AANetcom, Inc. ("AANetcom") in the first quarter of fiscal 2000 and Extreme Packet Devices, Inc. ("Extreme") in the second quarter of fiscal 2000. These acquisitions were accounted for as poolings of interests.

   The accompanying financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules or regulations. The interim financial statements are unaudited, but reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of results for the interim periods presented. These financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's Annual Report on Form 10-K for the year ended December 26, 1999. The results of operations for the interim period are not necessarily indicative of results to be expected in future periods.

   Inventories. Inventories are stated at the lower of cost (first-in, first out) or market (estimated net realizable value).

                                                                           Dec
                                                                Mar 26,    26,
                                                                 2000      1999
                                                              ----------- ------
                                                              (unaudited)
                                                                (in thousands)
   Work-in-progress..........................................   $ 3,834   $4,031
   Finished goods............................................     5,787    3,177
                                                                -------   ------
                                                                $ 9,621   $7,208
                                                                =======   ======

   Recently issued accounting standards. In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and hedging activities. The Statement will require the recognition of all derivatives on the Company's consolidated balance sheet at fair value. The Financial Accounting Standards Board has subsequently delayed implementation of the standard for the financial years beginning after June 15, 2000. The Company expects to adopt the new Statement effective January 1, 2001. The impact on the Company's financial statements is not expected to be material.

NOTE 2. Business Combinations.

 Acquisition of Extreme Packet Devices, Inc.

   In April 2000, the Company acquired Extreme Packet Devices, Inc. ("Extreme"), a privately held fabless semiconductor company located in Canada. Extreme specializes in developing semiconductors for high speed IP and ATM traffic management at 10 Gigabits per second rates. PMC-Sierra issued approximately 2,000,000 exchangeable shares (see note 8) and PMC-Sierra stock options in exchange for all of the outstanding equity securities and options of Extreme.

   The transaction was accounted for as a pooling of interests and accordingly, all prior periods have been restated.

                                PMC-Sierra, Inc.

   During the quarter ended June 25, 2000, PMC-Sierra recorded merger-related transaction costs of $5,776,000 related to the acquisition of Extreme. These charges, which consist primarily of investment banking and other professional fees, will be included under costs of merger in the Consolidated Statements of Operations in the quarter ended June 25, 2000.

   The historical results of operations of the Company and Extreme for the periods prior to the mergers are as follows:

                                                      Three Months
                                                         Ended        Year Ended
                                                    ----------------- ----------
                                                    Mar 26,   Mar 28,  Dec 26,
                                                      2000     1999      1999
                                                    --------  ------- ----------
                                                            (unaudited)
                                                          (in thousands)
   Net revenues
     PMC, as previously reported................... $102,807  $50,399  $263,281
     Extreme.......................................       --       --        --
                                                    --------  -------  --------
     Combined......................................  102,807   50,399   263,281
                                                    ========  =======  ========
   Net income (loss)
     PMC, as previously reported...................   22,993    9,415    83,589
     Extreme.......................................   (2,847)      --    (1,987)
                                                    --------  -------  --------
     Combined...................................... $ 20,146  $ 9,415  $ 81,602
                                                    ========  =======  ========

 Acquisition of AANetcom, Inc.

   In March 2000, the Company acquired AANetcom, Inc. ("AANetcom"), a privately held fabless semiconductor company located in the United States. AANetcom's technology is designed for use in gigabit or terabit switchers and routers, telecommunication access equipment, and optical networking switches in applications ranging from the enterprise to the core of the Internet. PMC-Sierra issued approximately 4,800,000 shares of PMC-Sierra common stock in exchange for all of the outstanding equity securities and options of AANetcom.

   The transaction was accounted for as a pooling of interests and accordingly, all prior periods have been restated.

   During the quarter ended March 26, 2000, PMC-Sierra recorded merger-related transaction costs of $7,368,000 related to the acquisition of AANetcom. These charges, which consist primarily of investment banking and other professional fees, will be included under costs of merger in the Consolidated Statements of Operations in the quarter ended March 26, 2000.

   Acquisition of Toucan Technology.

   In January 2000, the Company acquired Toucan Technology ("Toucan"), a privately held integrated circuit design company located in the Ireland. Toucan offers expertise in telecommunications semiconductor design. At December 31, 1999, the Company owned seven per cent of Toucan and purchased the remainder for approximately 300,000 shares of PMC-Sierra common stock and PMC-Sierra stock options.

   The transaction was accounted for as a pooling of interests and accordingly, all prior periods have been restated.

                                PMC-Sierra, Inc.

   During the quarter ended March 26, 2000, PMC-Sierra recorded merger-related transaction costs of $534,000 related to the acquisition of Toucan. These charges, which consist primarily of investment banking and other professional fees, will be included under costs of merger in the Consolidated Statements of Operations in the quarter ended March 26, 2000.

   The historical results of operations of the Company, Toucan, AANetcom, and Extreme for the periods prior to the mergers are as follows:

                                                     Three Months
                                                        Ended         Year Ended
                                                   -----------------  ----------
                                                   Mar 26,   Mar 28,   Dec 26,
                                                     2000     1999       1999
                                                   --------  -------  ----------
                                                           (unaudited)
                                                         (in thousands)
   Net revenues
     PMC.......................................... $102,807  $50,399   $262,477
     Toucan.......................................       --       --         24
     AANetcom.....................................       --       --        780
     Extreme......................................       --       --         --
                                                   --------  -------   --------
     Combined.....................................  102,807   50,399    263,281
                                                   ========  =======   ========
   Net income (loss)
     PMC..........................................   28,708   11,076     90,020
     Toucan.......................................     (404)    (452)      (221)
     AANetcom.....................................   (5,311)  (1,209)    (6,210)
     Extreme......................................   (2,847)      --     (1,987)
                                                   --------  -------   --------
     Combined..................................... $ 20,146  $ 9,415   $ 81,602
                                                   ========  =======   ========

NOTE 3. Sale of Investment

   During the quarter ended March 26, 2000, the Company realized a pre-tax gain of $4.1 million related to the disposition of 92,360 common shares of Cypress Semiconductor, Inc., a publicly held company. These shares were previously subject to escrow restrictions and were not available for sale until the first quarter of fiscal 2000.

NOTE 4. Segment Information

   The Company has two operating segments: networking and non-networking products. The networking segment consists of internetworking semiconductor devices and related technical service and support to equipment manufacturers for use in their communications and networking equipment. The non-networking segment includes custom user interface products. The Company is supporting the non-networking products for existing customers, but has decided not to develop any further products of this type.

   The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on revenues and gross margins from operations of the two segments.

                                PMC-Sierra, Inc.

                                                                  Three Months
                                                                     Ended
                                                                ----------------
                                                                Mar 26,  Mar 28,
                                                                  2000    1999
                                                                -------- -------
                                                                  (unaudited)
                                                                 (in thousands)
   Net revenues
     Networking................................................ $ 97,753 $47,405
     Non-Networking............................................    5,054   2,994
                                                                -------- -------
       Total................................................... $102,807 $50,399
                                                                ======== =======
   Gross profit
     Networking................................................ $ 80,008 $38,067
     Non-Networking............................................    2,248   1,412
                                                                -------- -------
       Total................................................... $ 82,256 $39,479
                                                                ======== =======

NOTE 5. Net Income Per Share

   The following table sets forth the computation of basic and diluted net income per share:

                                                                Three Months
                                                                    Ended
                                                               ---------------
                                                               Mar 26, Mar 28,
                                                                2000    1999
                                                               ------- -------
                                                                 (unaudited)
                                                               (in thousands,
                                                               except for per
                                                               share amounts)
   Numerator:
   Net income................................................. $20,146 $ 9,415
                                                               ======= =======
   Denominator:
     Basic weighted average common shares outstanding (1)..... 148,362 138,680
                                                               ------- -------
     Effect of dilutive securities:
      Stock options...........................................  19,692  11,072
      Stock warrants..........................................     168      87
                                                               ------- -------
     Shares used in calculation of diluted net income per
      share................................................... 168,222 149,839
                                                               ======= =======
   Net income per common share--basic......................... $  0.14 $  0.07
   Net income per common share--diluted....................... $  0.12 $  0.06

--------
(1) PMC-Sierra, Ltd. Special Shares are included in the calculation of basic net income per share.

NOTE 6. Stock Split

   In February 2000, the Company effected a two-for-one stock split in the form of a stock dividend. Accordingly, all references to share and per-share data for all periods presented have been adjusted to reflect this event.

                                                                         ANNEX E


                                PMC-Sierra, Inc.
                    Consolidated Financial Statements as of
                  December 31, 1999 and 1998 and for the Years
                     Ended December 31, 1999, 1998 and 1997

                                PMC-Sierra, Inc.

                   Index to Consolidated Financial Statements

                                                                            Page
                                                                            ----
Independent Auditors' Report............................................... E-1
Consolidated Balance Sheets................................................ E-2
Consolidated Statements of Operations...................................... E-3
Consolidated Statements of Stockholders' Equity............................ E-4
Consolidated Statements of Cash Flows...................................... E-5
Notes to Consolidated Financial Statements................................. E-6

             REPORT OF DELOITTE & TOUCHE LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders of PMC-Sierra, Inc.

   We have audited the accompanying consolidated balance sheets of PMC-Sierra, Inc. as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PMC-Sierra, Inc. at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

/s/ Deloitte & Touche LLP

Vancouver, British Columbia
January 17, 2000
(July 11, 2000, as to Notes 2 and 14)

                                PMC-SIERRA, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                              December 31,
                                                            ------------------
                                                              1999      1998
                                                            --------  --------
                                                             (in thousands,
                                                            except par value)
                          ASSETS
Current assets:
  Cash and cash equivalents................................ $ 90,055  $ 45,691
  Short-term investments...................................  106,636    50,893
  Accounts receivable, net of allowance for doubtful
   accounts of $1,244
   ($1,128 in 1998)........................................   36,170    26,406
  Inventories, net.........................................    7,208     3,617
  Deferred income taxes....................................    9,270     1,506
  Prepaid expenses and other current assets................    7,496     4,389
  Short-term deposits for wafer fabrication capacity.......    4,637     4,000
                                                            --------  --------
    Total current assets...................................  261,472   136,502
Property and equipment, net................................   48,766    34,797
Goodwill and other intangible assets, net of accumulated
 amortization of $9,961 ($6,455 in 1998)...................   15,280    19,629
Investments and other assets...............................   11,827     4,660
Deposits for wafer fabrication capacity....................   14,483    19,120
                                                            --------  --------
                                                            $351,828  $214,708
                                                            ========  ========

           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................... $ 11,973  $  9,262
  Accrued liabilities......................................   16,123    14,867
  Deferred income..........................................   34,486    12,517
  Income taxes payable.....................................   25,912    13,910
  Current portion of obligations under capital leases and
   long-term debt..........................................    2,310     5,561
                                                            --------  --------
    Total current liabilities..............................   90,804    56,117
Deferred income taxes......................................    9,091     4,357
Noncurrent obligations under capital leases and long-term
 debt......................................................    3,355     8,525
Commitments and contingencies (Note 6)
PMC special shares convertible into 4,242 (1998--5,036)
 common stock..............................................    6,998     8,387
Stockholders' equity
  Preferred stock, par value $0.001; 5,000 shares
   authorized:
    none issued or outstanding in 1999 and 1998............       --        --
  Common stock and additional paid in capital, par value
   $0.001; 200,000 shares authorized (100,000 shares in
   1998) 142,938 shares issued and outstanding (130,120 in
   1998)...................................................  226,409   201,045
  Deferred stock compensation..............................   (4,530)   (1,822)
  Retained earnings (accumulated deficit)..................   19,701   (61,901)
                                                            --------  --------
    Total stockholders' equity.............................  241,580   137,322
                                                            --------  --------
                                                            $351,828  $214,708
                                                            ========  ========

                See notes to consolidated financial statements.

                                PMC-SIERRA, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                    Year Ended December 31,
                                                   ---------------------------
                                                     1999     1998      1997
                                                   -------- --------  --------
                                                   (in thousands, except for
                                                       per share amounts)
Net revenues...................................... $263,281 $163,381  $129,098
Cost of revenues..................................   55,147   38,220    33,065
                                                   -------- --------  --------
  Gross profit....................................  208,134  125,161    96,033
  Other costs and expenses:
  Research and development........................   69,820   39,262    24,262
  Marketing, general and administrative...........   43,600   29,263    23,928
  Amortization of deferred stock compensation:
    Research and development......................    2,810      804        --
    Marketing, general and administrative.........      778      137        --
  Amortization of goodwill........................    1,912      915       300
  Costs of merger.................................      866       --        --
  Acquisition of in process research and
   development....................................       --   39,176        --
  Impairment of intangible assets.................       --    4,311        --
  Restructuring and other costs...................       --       --    (1,383)
                                                   -------- --------  --------
Income from operations............................   88,348   11,293    48,926
Interest and other income, net....................    7,791    2,858       856
Gain on sale of investments.......................   26,800                 --
                                                   -------- --------  --------
Income before provision for income taxes..........  122,939   14,151    49,782
Provision for income taxes........................   41,337   22,886    15,756
                                                   -------- --------  --------
Net income (loss)................................. $ 81,602 $ (8,735) $ 34,026
                                                   ======== ========  ========
Net income (loss) per common share--basic......... $   0.57 $  (0.07) $   0.27
                                                   ======== ========  ========
Net income (loss) per common share--diluted....... $   0.52 $  (0.07) $   0.26
                                                   ======== ========  ========
Shares used in per share calculation--basic.......  142,759  134,202   125,507
Shares used in per share calculation--diluted.....  156,465  134,202   131,873


                See notes to consolidated financial statements.

                                PMC-SIERRA, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                Common Stock
                                               and Additional     Deferred                   Total
                             Common Stock          Paid in         Stock     Accumulated Stockholders'
                          Number of Shares(1) Capital Amount(1) Compensation   Deficit      Equity
                          ------------------- ----------------- ------------ ----------- -------------
                                                         (in thousands)
Balances at December 31,
 1996...................        114,740           $135,930        $    --     $(87,192)    $ 48,738
Conversion of special
 shares into common
 stock..................          1,276              1,701             --           --        1,701
Issuance of common stock
 under stock benefit
 plans..................          5,626              7,633             --           --        7,633
Net income..............             --                 --             --       34,026       34,026
                                -------           --------        -------     --------     --------
Balances at December 31,
 1997...................        121,642            145,264             --      (53,166)      92,098
Conversion of special
 shares into common
 stock..................          1,436              2,406             --           --        2,406
Issuance of common stock
 under stock benefit
 plans..................          5,382             22,391             --           --       22,391
Issuance of common stock
 and stock options to
 acquire Integrated
 Telecom Technology,
 Inc....................          1,660             28,221             --           --       28,221
Deferred stock
 compensation...........             --              2,763         (2,763)          --           --
Amortization of deferred
 stock compensation.....             --                 --            941           --          941
Net loss................             --                 --             --       (8,735)      (8,735)
                                -------           --------        -------     --------     --------
Balances at December 31,
 1998...................        130,120           $201,045        $(1,822)    $(61,901)    $137,322
Conversion of special
 shares into common
 stock..................            792              1,389             --           --        1,389
Issuance of common stock
 under stock benefit
 plans..................         11,938             17,604             --           --       17,604
Conversion of warrants
 into common stock......             88                 75             --           --           75
Deferred stock
 compensation...........             --              6,296         (6,296)          --           --
Amortization of deferred
 stock compensation.....             --                 --          3,588           --        3,588
Net income..............             --                 --             --       81,602       81,602
                                -------           --------        -------     --------     --------
Balances at December 31,
 1999...................        142,938           $226,409        $(4,530)    $ 19,701     $241,580
                                =======           ========        =======     ========     ========

--------
(1) Includes exchangeable shares

                See notes to consolidated financial statements.

                                PMC-SIERRA, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     Year ended December 31,
                                                     --------------------------
                                                       1999     1998     1997
                                                     --------  -------  -------
                                                          (in thousands)
Cash flows from operating activities:
Net income (loss)..................................  $ 81,602  $(8,735) $34,026
Adjustments to reconcile net income (loss) to net
 cash provided by operating activities:
 Depreciation of plant and equipment...............    18,719   11,916    7,912
 Amortization of intangibles.......................     3,599    2,850    1,363
 Amortization of deferred stock compensation.......     3,588      941       --
 Deferred income taxes.............................    (3,030)  (1,172)   3,082
 Equity in income of investee......................      (792)      --       --
 Gain on sale of investments.......................   (26,800)      --       --
 Acquisition of in process research and
  development......................................        --   39,176       --
 Impairment of intangible assets...................        --    4,311       --
 Loss on disposal of equipment.....................        --       --      258
 Recovery related to restructure reserves..........        --       --   (1,383)
Changes in operating assets and liabilities
 Accounts receivable...............................    (9,764)  (9,515)  (1,387)
 Inventories.......................................    (3,591)     137    4,662
 Prepaid expenses and other........................    (1,967)  (1,461)   1,116
 Accounts payable and accrued liabilities..........     4,369    1,321   (1,126)
 Income taxes payable..............................    12,002    5,101    4,747
 Deferred income...................................    21,969   10,419    2,098
 Accrued restructuring costs.......................        --       --  (14,942)
 Net liabilities associated with discontinued
  operations.......................................        --     (301)  (1,299)
                                                     --------  -------  -------
 Net cash provided by operating activities.........    99,904   54,988   39,127
                                                     --------  -------  -------
Cash flows from investing activities:
 Purchases of short-term investments...............  (109,635) (53,001) (59,187)
 Proceeds from sales and maturities of short-term
  investments......................................    53,892   43,442   24,877
 Purchases of plant and equipment..................   (32,334) (23,585)  (9,224)
 Proceeds from sale of equipment and capacity
  assets...........................................        --       --    7,631
 Purchase of investments...........................    (8,500)      --   (3,000)
 Proceeds from sale of investments.................    28,628       --       --
 Purchase of intangible assets.....................      (411)      --       --
 Proceeds from refund of wafer fabrication
  deposits.........................................     4,000    4,000       --
 Payment for purchase of Integrated Telecom
  Technology, Inc., net of cash acquired...........        --  (27,165)      --
 Purchase of other in process research and
  development......................................        --   (1,419)      --
                                                     --------  -------  -------
 Net cash used in investing activities.............   (64,360) (57,728) (38,903)
                                                     --------  -------  -------
Cash flows from financing activities:
 Proceeds from notes payable and long-term debt....     2,091    2,466      846
 Repayment of notes payable and long-term debt.....    (2,687)    (764)  (2,640)
 Proceeds from sale/leaseback of equipment.........        --      140    1,114
 Principal payments under capital lease
  obligations......................................    (8,263)  (5,052) (12,895)
 Proceeds from issuance of common stock............    17,679   22,391    7,633
                                                     --------  -------  -------
 Net cash provided by (used in) financing
  activities.......................................     8,820   19,181   (5,942)
                                                     --------  -------  -------
Net increase (decrease) in cash and cash
 equivalents.......................................    44,364   16,441   (5,718)
Cash and cash equivalents, beginning of the year...    45,691   29,250   34,968
                                                     --------  -------  -------
Cash and cash equivalents, end of the year.........  $ 90,055  $45,691  $29,250
                                                     ========  =======  =======
Supplemental disclosures of cash flow information:
 Cash paid for interest............................  $    825  $ 1,104  $ 1,985
 Cash paid for income taxes........................    32,927   13,001    7,239
Supplemental disclosures of non-cash investing and
 financing activities:
 Issuance of common stock and stock options to
  acquire Integrated Telecom Technology, Inc.......        --   28,221       --
 Capital lease obligations incurred for purchase of
  property and equipment...........................       148       --    3,536
 Notes payable issued for purchase of property and
  equipment........................................       206      757       --
 Conversion of PMC-Sierra special shares into
  common stock.....................................     1,389    2,406    1,701

                See notes to consolidated financial statements.

NOTE 1. Summary of Significant Accounting Policies

   Description of business. PMC-Sierra, Inc (the "Company" or "PMC-Sierra") provides customers with internetworking semiconductor system solutions for high speed transmission and networking systems.

   Basis of presentation. The accompanying consolidated financial statements include the accounts of PMC-Sierra, Inc. and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated. The Company's fiscal year ends on the last Sunday of the calendar year. For ease of presentation, the reference to December 31 has been utilized as the fiscal year end for all financial statement captions. Fiscal years 1999, 1998 and 1997 each consisted of 52 weeks. The Company's reporting currency is the United States dollar.

   Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities as of the dates and for the periods presented. Estimates are used for, but not limited to, the accounting for doubtful accounts, inventory reserves, depreciation and amortization, sales returns, warranty costs, taxes and contingencies. Actual results may differ from those estimates.

   Cash, cash equivalents and short-term investments. Cash equivalents are defined as highly liquid debt instruments with original maturities at the date of acquisition of 90 days or less that have insignificant interest rate risk. Short-term investments are defined as money market instruments with original maturities greater than 90 days, but less than one year.

   Under Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), management classifies investments as available-for-sale or held-to-maturity at the time of purchase and re-evaluates such designation as of each balance sheet date. Investments classified as held-to-maturity securities are stated at amortized cost with corresponding premiums or discounts amortized against interest income over the life of the investment.

   Marketable equity and debt securities not classified as held-to-maturity are classified as available-for-sale and reported at fair value. Unrealized gains and losses on these investments are included in equity as a separate component of stockholders' equity. The cost of securities sold is based on the specific identification method.

   As at December 31, 1999 and 1998, the Company's short-term investments consisted solely of held-to-maturity investments and their carrying value was substantially the same as their market value. Proceeds from sales and realized gains or losses on sales of available-for-sale securities for all years presented were immaterial.

   Inventories. Inventories are stated at the lower of cost (first-in, first out) or market (estimated net realizable value).

   The components of inventories are as follows:

                                                                   December 31,
                                                                   -------------
                                                                    1999   1998
                                                                   ------ ------
                                                                        (in
                                                                    thousands)
   Work-in-progress............................................... $4,031 $1,761
   Finished goods.................................................  3,177  1,856
                                                                   ------ ------
                                                                   $7,208 $3,617
                                                                   ====== ======

   Property and equipment, net. Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, ranging from two to five years, or the applicable lease term, whichever is shorter. The carrying value of property and equipment is reviewed periodically for any permanent impairment in value.

   The components of property and equipment are as follows:

                                                                December 31,
                                                               ----------------
                                                                1999     1998
                                                               -------  -------
                                                               (in thousands)
   Machinery and equipment.................................... $83,532  $56,108
   Leasehold improvements.....................................   5,358    2,686
   Furniture and fixtures.....................................   4,701    2,814
   Building...................................................     701      693
                                                               -------  -------
   Total cost.................................................  94,292   62,301
   Accumulated depreciation................................... (45,526) (27,504)
                                                               -------  -------
                                                               $48,766  $34,797
                                                               =======  =======

   The Company leases furniture and equipment under long-term capital leases. Accordingly, capitalized costs of approximately $4,940,000 and $17,832,000 at December 31, 1999 and 1998, respectively, and accumulated amortization of approximately $3,831,000 and $12,114,000, respectively, are included in property and equipment.

   Goodwill and other intangible assets. Goodwill, developed and core technology and other intangible assets are carried at cost less accumulated amortization, and are being amortized on a straight-line basis over the economic lives of the respective assets, generally three to seven years. Among other considerations, to assess impairment, the Company periodically estimates undiscounted future cash flows to determine if they exceed the unamortized balance of the related intangible asset.

   The components of goodwill and other intangible assets, net arose from the following acquisitions:

                                                                 December 31,
                                                                ---------------
                                                                 1999    1998
                                                                ------- -------
                                                                (in thousands)
   PMC-Sierra, Ltd............................................. $ 5,390 $ 6,665
   Bipolar Integrated Technology, Inc..........................     170     216
   Integrated Telecom Technology, Inc..........................   9,720  12,748
                                                                ------- -------
                                                                $15,280 $19,629
                                                                ======= =======

   Investments in Non-Public Companies. The Company has certain investments in non-publicly traded companies in which it has less that 20% of the voting rights and in which it does not exercise significant influence. These investments are carried at cost. The Company monitors these investments for impairment and makes appropriate reductions in carrying value when necessary.

   Investments in Equity Accounted investees. Investees in which the Company has between 20% and 50% of the voting rights, and in which the Company exercises significant influence, are accounted for using the equity method.

   Deposits for wafer fabrication capacity. Two independent foundries supply substantially all of the Company's products. Under wafer supply agreements with these foundaries, the Company has deposits of $19.1 million (1998--$23.1 million) to secure access to wafer fabrication capacity. During 1999, the Company purchased $30.5 million ($18.3 million and $13.2 million in 1998 and 1997, respectively) from these foundries. Purchases in any year may or may not be indicative of any future period since wafers are purchased based on current market pricing and the Company's volume requirements change in relation to sales of its products.

   In each year, the Company is entitled to receive a refund of a portion of the deposits based on the annual purchases from these suppliers compared to the target levels in the wafer supply agreements. Based on 1999 purchases, the Company is entitled to receive a $4.6 million refund from these suppliers in the first quarter of 2000. If the Company does not receive back the balance of its deposits during the term of the agreements, then the outstanding deposits will be refunded to the Company at the termination of the agreements.

   Accrued liabilities. The components of accrued liabilities are as follows:

                                                                 December 31,
                                                                ---------------
                                                                 1999    1998
                                                                ------- -------
                                                                (in thousands)
   Accrued compensation and benefits........................... $ 7,427 $ 5,637
   Accrued royalties...........................................      --     175
   Other accrued liabilities...................................   8,696   9,055
                                                                ------- -------
                                                                $16,123 $14,867
                                                                ------- -------

   Foreign currency translation. For all foreign operations, the U.S. dollar is the functional currency. Assets and liabilities in foreign currencies are translated using the exchange rate at the balance sheet date. Revenues and expenses are translated at average rates of exchange during the year. Gains and losses from foreign currency transactions are included in interest and other income, net.

   Fair value of financial instruments. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

   The Company's carrying value of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximates fair value because the instruments have a short-term maturity.

   The fair value of the Company's long-term debt and obligations under capital leases at December 31, 1999 and 1998 also approximates their carrying value.

   The fair value of the deposits for wafer fabrication capacity is not practicably determinable.

   Concentrations. The Company maintains its cash, cash equivalents and short-term investments in investment grade financial instruments with high-quality financial institutions, thereby reducing credit risk concentrations.

   At December 31, 1999, approximately 51% (1998--41%) of accounts receivable represented amounts due from one of the Company's distributors. The Company believes that this concentration and the concentration of credit risk resulting from trade receivables owing from high-technology industry customers is substantially mitigated by the Company's credit evaluation process, large number of customers, relatively short collection terms, and the geographical dispersion of sales. The Company generally does not require collateral security for outstanding amounts.

   The Company relies on a limited number of suppliers for wafer fabrication capacity.

   Revenue recognition. Revenues from product sales direct to customers and minor distributors are recognized at the time of shipment. The Company accrues for warranty costs, sales returns and other allowances at the time of shipment based on its experience. Certain of the Company's product sales are made to major distributors under agreements allowing for price protection and/or right of return on products unsold. Accordingly, the Company defers recognition of revenue on such sales until the products are sold by the distributors.

   Interest and other income, net. The components of interest and other income, net are as follows:

                                                        Year Ended December
                                                                31,
                                                       ------------------------
                                                        1999    1998     1997
                                                       ------  -------  -------
                                                           (in thousands)
   Interest income.................................... $7,774  $ 4,053  $ 3,265
   Interest expense(*)................................   (943)  (1,154)  (2,256)
   Equity in income of investee.......................    792       --       --
   Other..............................................    168      (41)    (153)
                                                       ------  -------  -------
                                                       $7,791  $ 2,858  $   856
                                                       ======  =======  =======

  *  consists primarily of interest on long-term debt and capital leases.

   Income Taxes. Income taxes are reported under Statement of Financial Accounting Standards No. 109 and, accordingly, deferred income taxes are recognized using the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and operating loss and tax credit carryforwards.

   Net income (loss) per common share. Basic net income (loss) per share is computed using the weighted average number of shares outstanding during the period. The PMC-Sierra Ltd. Special Shares have been included in the calculation of basic net income per share. Diluted net income (loss) per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of stock options and warrants.

   Share and per share data presented reflect the two-for-one stock splits effective February 2000 and April 1999.

   Segment reporting. In 1998, the Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131). SFAS 131 uses a management approach to report financial and descriptive information about a Company's operating segments. Operating segments are revenue-producing components of the Company for which separate financial information is produced internally for the Company's management. Under this definition, the Company operated, for all periods presented, in two segments: networking and non-networking products.

   Comprehensive income. Under Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"), the Company is required to report total comprehensive income and comprehensive income per share. Comprehensive income is defined as changes in stockholders' equity exclusive of transactions with owners such as capital contributions and dividends. The Company has no comprehensive income items, other than the net income or loss in any of the years presented.

   Recently issued accounting standards. In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments and hedging activities. The Statement will require the recognition of all derivatives on the Company's consolidated balance sheet at fair value. The FASB has subsequently delayed implementation of the standard to the financial years beginning after June 15, 2000. The Company expects to adopt the new Statement effective January 1, 2001. The impact on the Company's financial statements is not expected to be material.

   Reclassifications. Certain prior year amounts have been reclassified in order to conform with the 1999 presentation.

NOTE 2. Business Combinations and Investments in Other Companies

 Acquisition of Extreme Packet Devices, Inc.

   In April 2000, the Company acquired Extreme Packet Devices, Inc. ("Extreme"), a privately held fabless semiconductor company located in Canada. Extreme specializes in developing semiconductors for high speed IP and ATM traffic management at 10 Gigabits per second rates. PMC-Sierra issued approximately 2,000,000 exchangeable shares (see note 8) and PMC-Sierra stock options in exchange for all of the outstanding equity securities and options of Extreme.

   The transaction was accounted for as a pooling of interests and accordingly, all prior periods have been restated.

   During the quarter ended June 25, 2000, PMC-Sierra recorded merger-related transaction costs of $5,776,000 related to the acquisition of Extreme. These charges, which consist primarily of investment banking and other professional fees, will be included under costs of merger in the Consolidated Statements of Operations in the quarter ended June 25, 2000.

 Acquisition of AANetcom, Inc.

   In March 2000, the Company acquired AANetcom, Inc. ("AANetcom"), a privately held fabless semiconductor company located in the United States. AANetcom's technology is designed for use in gigabit or terabit switchers and routers, telecommunication access equipment, and optical networking switches in applications ranging from the enterprise to the core of the Internet. PMC-Sierra issued approximately 4,800,000 shares of PMC-Sierra common stock in exchange for all of the outstanding equity securities and options of AANetcom.

   The transaction was accounted for as a pooling of interests and accordingly, all prior periods have been restated.

   During the quarter ended March 26, 2000, PMC-Sierra recorded merger-related transaction costs of $7,368,000 related to the acquisition of AANetcom. These charges, which consist primarily of investment banking and other professional fees, will be included under costs of merger in the Consolidated Statements of Operations in the quarter ended March 26, 2000.

 Acquisition of Toucan Technology Ltd.

   In January 2000, the Company acquired Toucan Technology Ltd. ("Toucan"), a privately held integrated circuit design company located in Ireland. Toucan offers expertise in telecommunications semiconductor design. At December 31, 1999, the Company owned seven percent of Toucan and purchased the remainder for approximately 300,000 shares of PMC-Sierra common stock and PMC-Sierra stock options.

   The transaction was accounted for as a pooling of interests and accordingly, all prior periods have been restated.

   During the quarter ended March 26, 2000, PMC-Sierra recorded merger-related transaction costs of $534,000 related to the acquisition of Toucan. These charges, which consist primarily of investment banking and other professional fees, will be included under costs of merger in the Consolidated Statements of Operations in the quarter ended March 26, 2000.

   The historical results of operations of the Company, Toucan, AANetcom, and Extreme for the periods prior to the mergers are as follows:

                                                    Year Ended December 31,
                                                   ----------------------------
                                                     1999      1998      1997
                                                   --------  --------  --------
                                                         (in thousands)
   Net revenues
     PMC, as previously reported.................. $262,477  $161,812  $127,166
     Toucan.......................................       24       739     1,932
     AANetcom.....................................      780       830
     Extreme......................................       --        --        --
                                                   --------  --------  --------
     Combined..................................... $263,281  $163,381  $129,098
                                                   ========  ========  ========
   Net income (loss)
     PMC, as previously reported.................. $ 90,020  $ (5,945) $ 34,184
     Toucan.......................................     (221)   (1,057)      191
     AANetcom.....................................   (6,210)   (1,733)     (349)
     Extreme......................................   (1,987)       --        --
                                                   --------  --------  --------
     Combined..................................... $ 81,602  $ (8,735) $ 34,026
                                                   ========  ========  ========

 Acquisition of Abrizio, Inc.

   In 1999, the Company acquired Abrizio, Inc. ("Abrizio"), a fabless semiconductor company that specializes in broadband switch chip fabrics used in core ATM switches, digital cross-connects, and terabit routers. PMC-Sierra issued approximately 8,704,000 shares in PMC-Sierra common stock and PMC-Sierra stock options in exchange for all of the outstanding equity securities and options of Abrizio.

   The transaction was accounted for as a pooling of interests and accordingly, all prior periods have been restated.

   The historical results of operations of the Company and Abrizio for the periods prior to the merger are as follows:

                                                                Year Ended
                                                  Six Months   December 31,
                                                  Ended June ------------------
                                                   27, 1999    1998      1997
                                                  ---------- --------  --------
                                                         (in thousands)
   Net revenues
     PMC.........................................  $109,426  $161,812  $127,166
     Abrizio.....................................       850        --        --
                                                   --------  --------  --------
     Combined....................................  $110,276  $161,812  $127,166
                                                   ========  ========  ========
   Net income (loss)
     PMC.........................................  $ 51,715  $ (2,878) $ 34,258
     Abrizio.....................................    (3,670)   (3,067)      (74)
                                                   --------  --------  --------
     Combined....................................  $ 48,045  $ (5,945) $ 34,184
                                                   ========  ========  ========

   During the quarter ended September 26, 1999, PMC-Sierra recorded merger-related transaction costs of $866,000 related to the acquisition of Abrizio. These charges, which consist primarily of investment banking and other professional fees, have been included under costs of merger in the Consolidated Statements of Operations.

 Acquisition of Integrated Telecom Technology, Inc.

   In 1998, the Company acquired Integrated Telecom Technology, Inc. ("IGT") in exchange for total consideration of $55.0 million consisting of cash paid to IGT stockholders of $17.8 million, cash paid to IGT creditors of $9.0 million and the balance of $28.2 million by the issuance of approximately 1,660,000 shares of common stock and options to purchase approximately 214,000 shares of common stock (based on the market value of PMC-Sierra common stock on the issuance date). The purchase price includes professional fees and other direct costs of the acquisition totaling $850,000. IGT was a fabless semiconductor company headquartered in Gaithersburg, Maryland with a development site in San Jose, California. Upon consummation of the transaction, IGT was merged with a wholly-owned subsidiary of the Company.

   The acquisition was accounted for using the purchase method of accounting and the final allocation among tangible and intangible assets and liabilities was as follows (in thousands):

   Tangible assets..................................................... $ 4,598
   Intangible assets:
     Developed and core technology.....................................   7,830
     Assembled workforce...............................................   1,050
     Goodwill..........................................................   9,284
   In process research and development ("IPR&D").......................  37,757
   Liabilities.........................................................  (4,669)
                                                                        -------
                                                                        $55,850
                                                                        =======

   The amount allocated to IPR&D of $37.8 million was expensed upon acquisition, as it was determined that the underlying projects had not reached technological feasibility, had no alternative future use and successful development was uncertain. In the allocation of the IGT acquisition purchase price to IPR&D consideration was given to the following for each in process project at the time of the acquisition:

  . the present value of the forecasted cash flows and income that were expected to result from the projects;

  .  the status of the projects;

  .  completion costs;

  .  project risks;

  .  the value of core technology; and

  .  the stage of completion of the individual project.

   In valuing core technology, the relative allocations to core technology and IPR&D were consistent with the relative contributions of each project. In the determination of the value of IPR&D was determined based on efforts completed as of the date IGT was acquired.

   As of the acquisition date, IGT had three development projects in process. In order to develop these projects into commercially viable products, the Company had to complete all planning, designing and testing activities necessary to establish that the products could be produced to meet their design requirements.

   Project A was completed in the first quarter of 1999 and was in full production by the end of the year. Project B was in development in the fourth quarter of 1998 and was in full production by the first quarter of 1999. This was consistent with the initial estimates used in the valuation of the project.

   During the third quarter of 1998, the Company determined that the intangible value of Project C was impaired. The developed and core technology related to this project in process at the time of acquisition was determined not to be technologically feasible and had no alternative future use. As a result, the Company recognized an impairment of $4.3 million in intangible assets and related goodwill.

NOTE 3. Investments and Other Assets

   The components of Investments and Other Assets are as follows:

                                                                  December 31,
                                                                 --------------
                                                                  1999    1998
                                                                 ------- ------
                                                                 (in thousands)
   Investments in Non-Public Companies.......................... $ 8,050 $4,091
   Investments in Equity Accounted Investee.....................   3,506     --
   Other Assets.................................................     271    569
                                                                 ------- ------
                                                                 $11,827 $4,660
                                                                 ======= ======

 Investments in Non-Public Companies

   The Company has certain investments in non-publicly traded companies which are generally recorded at cost. In 1999, the Company made investments in various non-publicly traded companies for total cash consideration of $8.5 million (1998--nil; 1997--$3 million).

   During the second quarter of 1999, the Company recognized a gain related to the disposition of its investment in IC Works, Inc. ("ICW"). ICW was purchased by Cypress Semiconductor, Inc. ("Cypress"), a publicly traded company. As part of the purchase agreement between ICW and Cypress, the Company's preferred shares in ICW, with a nominal book value, were exchanged for 923,600 common shares of Cypress which had a fair market value of approximately $8.6 million. During the same quarter, the Company sold 831,240 of the Cypress common shares resulting in a total pre-tax gain of $12.3 million. The remaining 92,360 Cypress common shares are subject to certain escrow restrictions, are not available for sale until first quarter of 2000 and are carried at the nominal book value of the Company's original investment in ICW.

 Investments in Equity Accounted Investee

   During the second quarter of 1999, the Company's investee, Sierra Wireless Inc. ("Sierra Wireless"), which was accounted for under the cost method, completed an initial public offering ("IPO") in Canada. As part of this IPO, the Company's investment in non-voting preferred shares of Sierra Wireless were exchanged for 5.1 million common shares of Sierra Wireless, of which 1.7 million shares were sold as part of the IPO for a pre-tax gain of approximately $14.5 million.

   As a result of these transactions, at December 31, 1999, the Company owned approximately 24% of the common shares of Sierra Wireless and accounts for its investment under the equity method. The difference between the carrying value of the investment and the underlying equity in net assets, representing negative goodwill in the amount of $7.4 million, is being amortized to equity in income of investee over a five year period. Included in Interest and other income, net for the year ended December 31, 1999, is equity in income of Sierra Wireless of $792,000.

   As at December 31, 1999, the quoted market value of the Company's investment in Sierra Wireless was approximately $152.3 million. The common shares of Sierra Wireless held by the Company are subject to certain resale provisions.

NOTE 4. Line of Credit

   At December 31, 1999, the Company had available a revolving line of credit with a bank under which the Company may borrow up to $15 million with interest at the bank's alternate base rate (annual rate of 8.5% at December 31, 1999). The Company cannot pay cash dividends, or make material divestments without the prior written consent of the bank. The agreement expires in May 2001. At December 31, 1999 and December 31, 1998, there were no amounts outstanding under this agreement.

NOTE 5. Obligations Under Capital Leases and Long-Term Debt

   Obligations under capital leases and long-term debt are as follows:

                                                               December 31,
                                                              ----------------
                                                               1999     1998
                                                              -------  -------
                                                              (in thousands)
   Obligations under capital leases with interest ranging
    from 7.4% to 17.9%......................................  $ 1,483  $ 9,603

   Various notes, secured by property and equipment, payable
    in annual installments of approximately $441,000 and
    with interest rates ranging from 6.25% to 12.3%.........    1,652    1,441

   Various unsecured notes, with unspecified maturity dates
    with interest rates ranging from 5% to 8%...............    1,361    1,332

   Various unsecured notes, payable in various installments
    with interest rates ranging from 0% to 10%..............    1,169    1,710
                                                              -------  -------
                                                                5,665   14,086
   Less current portion.....................................   (2,310)  (5,561)
                                                              -------  -------
                                                              $ 3,355  $ 8,525
                                                              =======  =======

   Future minimum lease payments at December 31, 1999 under capital leases are as follows:

   Year Ending December 31
   -----------------------                                        (in thousands)
   2000..........................................................     $1,140
   2001..........................................................        359
   2002..........................................................         72
   2003..........................................................          9
                                                                      ------
   Total minimum lease payments..................................      1,580
   Less amount representing imputed interest.....................        (97)
                                                                      ------
   Present value of future minimum lease payments................     $1,483
                                                                      ======

NOTE 6. Commitments and Contingencies


   Operating leases. The Company leases its facilities under operating lease agreements, which expire at various dates through April 30, 2006. Total rent expense for the years ended December 31, 1999, 1998 and 1997 was $3.7 million, $1.9 million and $1.3 million, respectively.

   Minimum rental commitments under these leases are as follows:

   Year Ending December 31
   -----------------------                                       (in thousands)
   2000.........................................................    $ 4,489
   2001.........................................................      6,324
   2002.........................................................      6,058
   2003.........................................................      5,997
   2004.........................................................      5,588
   thereafter...................................................     26,706
                                                                    -------
                                                                    $55,162
                                                                    =======

   Supply agreements. The Company has wafer supply agreements with two independent foundries, which expire in December 2000. Under these agreements, the suppliers are obligated to provide certain quantities of wafers per year. Neither of the agreements have minimum unit volume purchase requirements but the Company is obligated under one of the agreements to purchase in future periods a minimum percentage of its total annual wafer requirements, provided that the foundry is able to continue to offer competitive technology, pricing, quality and delivery.

   Contingencies. In the normal course of business, the Company receives and makes inquiries with regard to possible patent infringements. Where deemed advisable, the Company may seek or extend licenses or negotiate settlements. Outcomes of such negotiations may not be determinable at any point in time; however, management does not believe that such licenses or settlements will, individually or in the aggregate, have a material adverse effect on the Company's financial position, results of operations or liquidity.

NOTE 7. Special Shares

   At December 31, 1999 and 1998, the Company maintained a reserve of 4,242,000 and 5,036,000 shares, respectively, of PMC-Sierra common stock to be issued to holders of LTD Special Shares and options to purchase LTD Special Shares. The holders of these Special Shares have the right to exchange one A Special Share for eight shares of the Company's common stock, and one B Special Share for
2.18448 shares of the Company's common stock.

   These LTD Special Shares are classified outside of stockholders' equity until such shares are exchanged for PMC-Sierra common stock. Upon exchange, amounts will be transferred from the LTD Special Shares account to the Company's common stock and additional paid-in capital on the consolidated balance sheet.

NOTE 8. Stockholders' Equity

   Authorized. On July 10, 1997, the Company was reincorporated in the State of Delaware from the State of California. Prior to the reincorporation, the Company had authorized capital of 55,405,916 shares, 50,000,000 of which were designated "Common Stock", 5,000,000 of which were designated "Preferred Stock", and 405,916 of which were designated "Series D Preferred Stock". All authorized shares had no par value. After the reincorporation, the Company had an authorized capital of 55,000,000 shares, 50,000,000 of which were designated "Common Stock", $0.001 par value, and 5,000,000 of which were designated "Preferred Stock", $0.001 par value. The excess of the amount recorded as capital stock over the par value of capital stock on reincorporation has been recorded as additional paid in capital at December 31, 1997. The issued and outstanding shares immediately before and after the reincorporation remained the same. The reincorporation included no other significant changes with respect to shares outstanding, reserved shares and various applicable options, rights and warrants.

   During 1998 and 1999, the Company's stockholders elected to add an additional 50,000,000 and 100,000,000 authorized shares of common stock, respectively, to the 50,000,000 shares of common stock authorized at the end of 1997. The Company currently has an authorized capital of 205,000,000 shares, 200,000,000 of which are designated "Common Stock", $0.001 par value, and 5,000,000 of which are designated "Preferred Stock", $0.001 par value.

   Stock Splits. In April 1999, the Company's Board of Directors approved a two-for-one split of the Company's common stock in the form of a stock dividend that was applicable to shareholders of record on April 30, 1999, and effective on May 14, 1999.

   In January 2000, the Company's Board of Directors approved another two-for-one split of the Company's common stock in the form of a stock dividend that was applicable to shareholders of record on January 31, 2000, and effective on February 14, 2000.

   All references to share and per share data for all periods presented have been adjusted to give effect to effect to these two-for-one stock splits.

   Warrants. During 1996, the Company issued a warrant to purchase 100,000 shares of common stock at $2.31 per share to an investment banking firm in settlement for services previously expensed. The warrant expires in August 2000. In August 1999, as a result of the Company's acquisition of Abrizio, Inc., the Company assumed warrants to purchase 174,580 shares of common stock at $1.66 per share. At the end 1999, warrants to purchase 84,278 shares of common stock were outstanding. In 2000, as a result of the Company's acquisitions of AANetcom, Inc. and Extreme Packet Devices, Inc., the Company assumed warrants to purchase 50,759 and 63,162 shares of common stock at $9.36 and $3.06 per share, respectively. At the end of 1999, warrants to purchase 113,921 shares of common stock were outstanding.

   Exchangeable Shares. As a result of the acquisition of Extreme, each holder of the Extreme common stock received shares exchangeable into 0.2240 shares of PMC-Sierra common stock for each Extreme common share held. The exchangeable shares are exchangeable, at the option of the holder, for PMC-Sierra common stock on a share-for-share basis. The exchangeable shares remain securities of PMC-Sierra and entitle the holders to dividend and other rights economically equivalent to that of PMC-Sierra common stock and, through a voting trust, to vote at shareholder meetings of PMC-Sierra. As at December 31, 1999, 1,620 of these exchangeable shares were outstanding.

NOTE 9. Employee Benefit Plans

   Employee Stock Purchase Plan. In 1991, the Company adopted an Employee Stock Purchase Plan ("ESPP") under Section 423 of the Internal Revenue Code. A total of 6,497,012 shares of common stock have been reserved for issuance under the Plan. Under this Plan, eligible employees may purchase a limited amount of common stock at a minimum of 85% of the market value at certain plan-defined dates.

   During 1999, 1998 and 1997, respectively, there were 229,518, 385,716 and 420,596 shares issued under the Plan at weighted-average prices of $8.12, $3.07 and $2.60, respectively, per share. The weighted-average fair value of the 1999, 1998 and 1997 awards was $9.32, $2.86 and $1.74 per share, respectively. During 1999, the Company's stockholders authorized an additional 1,257,012 shares to be available under the plan. As of December 31, 1999, there were 2,221,994 shares of common stock available for issuance under the purchase plan.

   During 1998, the Company's stockholders elected to add a provision to the ESPP. Under the new terms, the number of shares authorized to be available for issuance under the plan shall be increased automatically on January 1, 1999, and every year thereafter until the expiration of the plan. The increase will be limited to the lesser of (i) 1% of the outstanding shares on January 1 of each year, (ii) 2,000,000 shares, or (iii) an amount to be determined by the Board of Directors.

   Stock Option Plans. The Company has two main stock option plans: the 1987 Incentive Stock Plan and the 1994 Incentive Stock Plan. These plans cover grants of options to purchase the Company's common stock. The options generally expire within five to ten years and vest over four years.

   During 1998, the Company's common stockholders elected to add a provision to the 1994 Incentive Stock Plan. Under the new terms, the number of shares authorized to be available for issuance under the plan shall be increased automatically on January 1, 1999 and every year thereafter until the expiration of the plan. The increase will be limited to the lesser of (i) 4% of the outstanding shares on January 1 of each year, (ii) 8,000,000 shares, or (iii) an amount to be determined by the Board of Directors.

   In addition, the Company has, in connection with the acquisitions of various companies, assumed the stock option plans of each acquired company, and the related options are included in the following table.

   Option activity under the option plans was as follows:

                                                                   Weighted
                                                    Number of      Average
                                 Options Available   Options    Exercise Price
                                   For Issuance    Outstanding    Per Share
                                 ----------------- -----------  --------------
   Outstanding at December 31,
    1996
     (5,011,496 options
      exercisable at a weighted
      average price of $1.86)...      6,114,196    12,396,088       $ 2.66
     Authorized.................      3,897,642                         --
     Granted (weighted average
      fair value of $2.00 per
      share)....................     (5,705,800)    5,705,800       $ 4.37
     Exercised..................             --    (2,773,800)      $ 1.81
     Expired....................       (144,448)                        --
     Cancelled..................      1,936,864    (1,936,864)      $ 3.74
                                    -----------    ----------
   Outstanding at December 31,
    1997
     (5,296,692 options
      exercisable at a weighted
      average price of $2.32)...      6,098,454    13,391,224       $ 3.41
     Authorized.................      5,539,919                         --
     Granted (weighted average
      fair value of $4.08 per
      share)....................     (7,119,544)    7,119,544       $ 5.62
     Exercised..................             --    (3,208,064)      $ 1.87
     Expired....................        (54,768)                        --
     Cancelled..................        653,564      (653,564)      $ 5.49
                                    -----------    ----------
   Outstanding at December 31,
    1998
     (6,195,466 options
      exercisable at a weighted
      average price of $3.30)...      5,117,625    16,649,142       $ 4.57
     Authorized.................      5,351,836
     Granted (weighted average
      fair value of $16.09 per
      share)....................    (10,045,229)   10,042,557       $30.37
     Exercised..................                   (3,254,654)      $ 2.89
     Expired....................         (2,702)                        --
     Cancelled..................        330,878      (328,206)      $12.70
                                    -----------    ----------
   Outstanding at December 31,
    1999........................        752,408    23,108,837       $15.90
                                    ===========    ==========

   The following table summarizes information concerning options outstanding for the combined option plans at December 31, 1999:

                              Options Outstanding                  Options Exercisable
                 --------------------------------------------- ----------------------------
                             Weighted Average
                                Remaining     Weighted Average             Weighted Average
   Range of        Number    Contractual Life  Exercise Price    Number     Exercise Price
Exercise Prices  Outstanding     (years)         per share     Exercisable    per share
---------------  ----------- ---------------- ---------------- ----------- ----------------
$ 0.02 -
  $ 3.53          5,132,352        7.12            $ 2.15       2,890,980       $2.65
$ 3.57 -
  $ 6.25          3,691,668        6.68              4.15       2,792,114        4.12
$ 6.35 -
  $14.05          4,909,310        8.11              8.22       2,059,532        8.02
$15.99 -
  $23.97          5,301,900        9.10             17.37               0        0.00
$32.21 -
  $53.07          4,073,607        9.93             51.21               0        0.00
                 ----------                                     ---------
$ 0.02 -
  $53.07         23,108,837        8.21             15.90       7,742,626        4.61
                 ==========                                     =========

   Stock-based compensation. In accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company applies APB Opinion 25 and related interpretations in accounting for its stock-based awards. The Company's ESPP is non-compensatory under APB Opinion 25. The Company also does not recognize compensation expense for employee stock options, which are granted with exercise prices equal to the fair market value of the Company's common stock at the date of grant.

   Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS 123 for awards granted or modified after December 31, 1994 as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS 123. The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company's stock-based awards to employees was estimated using the multiple option approach, recognizing forfeitures as they occur, assuming no expected dividends and using the following weighted average assumptions:

                                                Options             ESPP
                                             ----------------  ----------------
                                             1999  1998  1997  1999  1998  1997
                                             ----  ----  ----  ----  ----  ----
   Expected life (years).................... 3.4   3.4   2.6   1.4   1.5   1.4
   Expected volatility...................... 0.7   0.7   0.7   0.7   0.7   0.8
   Risk-free interest rate.................. 5.4%  5.2%  6.0%  5.2%  5.2%  5.9%

   If the computed fair values of 1999, 1998 and 1997 awards had been amortized to expense over the vesting period of the awards as prescribed by SFAS 123, net income (loss) and net income (loss) per share would have been:

   (in thousands except per share amounts):

                                                       1999     1998     1997
                                                      ------- --------  -------
   Net income (loss)................................. $56,281 $(20,290) $29,496
   Basic net income (loss) per share.................    0.39    (0.15)    0.24
   Diluted net income (loss) per share...............    0.36    (0.15)    0.22

   The pro forma disclosures above include the effect of SFAS 128 relating to the calculation of net income per share and FASB Technical Bulletin 97-1, which clarified the application of SFAS 123 to the estimation of fair value of awards under ESPP plans with a multiple year look-back feature.

   Because SFAS 123 is applicable only to awards granted or modified subsequent to December 31, 1994, the pro forma effect is not indicative of future pro forma adjustments, when the calculation will apply to all applicable stock awards.

NOTE 10. Income Taxes

   The income tax provisions, calculated under Statement of Financial Accounting Standard No. 109 ("SFAS 109"), consist of the following:

                                                     Year Ended December 31,
                                                     -------------------------
                                                      1999     1998     1997
                                                     -------  -------  -------
                                                         (in thousands)
   Current:
     Federal........................................ $    --  $    --  $(1,294)
     State..........................................     525      190        5
     Foreign........................................  43,842   23,868   13,963
                                                     -------  -------  -------
                                                      44,367   24,058   12,674
                                                     -------  -------  -------
   Deferred:
     Federal........................................    (132)    (132)   1,671
     Foreign........................................  (2,898)  (1,040)   1,411
                                                     -------  -------  -------
                                                      (3,030)  (1,172)   3,082
                                                     -------  -------  -------
   Provision for income taxes....................... $41,337  $22,886  $15,756
                                                     =======  =======  =======

   A reconciliation between the Company's effective tax rate and the U.S. Federal statutory rate is as follows:

                                                   Year Ended December 31,
                                                   --------------------------
                                                     1999     1998     1997
                                                   --------  -------  -------
                                                        (in thousands)
   Income (loss) before provision for income
    taxes......................................... $122,939  $14,151  $49,782
   Federal statutory tax rate.....................       35%      35%      35%
   Income taxes (recovery) at U.S. Federal
    statutory rate................................ $ 43,029  $ 4,953  $17,424
   State taxes, net of federal benefit............      525       --       --
   Net operating losses (utilized) not utilized...   (3,032)   1,987   (4,408)
   In-process research and development costs
    relating to IGT acquisition...................       --   13,214       --
   In-process research and development costs
    relating to other acquisitions................       --      497       --
   Impairment of intangible assets................       --    1,509       --
   Incremental taxes on foreign earnings..........     (698)     234    2,258
                                                   --------  -------  -------
   Other..........................................    1,513      492      482
                                                   --------  -------  -------
   Provision for income taxes..................... $ 41,337  $22,886  $15,756
                                                   ========  =======  =======

   Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                              December 31,
                                                            ------------------
                                                              1999      1998
                                                            --------  --------
                                                             (in thousands)
   Deferred tax assets:
     Net operating loss carryforwards...................... $ 56,558  $ 24,940
     State tax loss carryforwards..........................    3,690     1,500
     Credit carryforwards..................................    5,107     3,497
     Reserves and accrued expenses.........................    4,585       430
     Restructuring and other charges.......................      372     3,245
     Deferred income.......................................    9,270     1,506
                                                            --------  --------
     Total deferred tax assets.............................   79,582    35,118
     Valuation allowance...................................  (70,312)  (33,612)
                                                            --------  --------
   Total net deferred tax assets...........................    9,270     1,506
                                                            --------  --------
   Deferred tax liabilities:
     Depreciation..........................................   (8,885)   (4,015)
     Capitalized technology................................     (206)     (342)
                                                            --------  --------
   Total deferred tax liabilities..........................   (9,091)   (4,357)
                                                            --------  --------
   Total net deferred taxes................................ $    179  $ (2,851)
                                                            ========  ========

   At December 31, 1999, the Company has approximately $165,823,000 of federal net operating losses, which will expire from 2000 to 2019. Included in the federal net operating losses is $13,726,000 which is subject to a limitation due to ownership change limitations provided by the Internal Revenue Code of 1986. The Company also has approximately $67,591,000 of state tax loss carryforwards, which expire from 2001 to 2013. The utilization of these state losses is subject to a limitation due to ownership change limitations provided by the various state income tax legislation.

   Included in the credit carryforwards are $2,258,000 of federal research and development credits, which will expire from 2000 to 2012, $628,000 of state manufacturer's investment credits which expire from 2002 to 2006, $1,767,000 of foreign tax credits which expire from 2000 to 2003, $41,000 of state research and development credits and $410,000 of federal AMT credits which carryforward indefinitely.

   Not included in the deferred assets are approximately $39,547,000 of cumulative tax deductions related to equity transactions, the benefit of which will be credited to stockholders' equity, if and when realized after the other tax deductions in the carryforwards have been realized.

   The pretax income from foreign operations was $116,839,000 in 1999, $61,298,000 in 1998 and $37,200,000 in 1997. Undistributed earnings of the Company's foreign subsidiaries are considered to be indefinitely reinvested and, accordingly no provision for federal and state income taxes have been provided thereon. Upon distribution of those earnings in the form of a dividend or otherwise, the Company would be subject to both US income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. It is not practical to estimate the income tax liability that might be incurred on the remittance of such earnings.

NOTE 11. Segment Information

   The Company has two operating segments: networking and non-networking products. The networking segment consists of internetworking semiconductor devices and related technical service and support to equipment manufacturers for use in their communications and networking equipment. The non-networking segment includes user interface products such as custom, modem and other semiconductors. The Company is supporting these products for existing customers, but has decided not to develop any further products of this type.

   The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on gross margins from operations of the two segments.

   Summarized financial information by segment is as follows:

                                                       Year Ended December 31,
                                                      --------------------------
                                                        1999     1998     1997
                                                      -------- -------- --------
                                                            (in thousands)
   Net revenues
     Networking...................................... $245,990 $141,108 $ 87,444
     Non-Networking..................................   17,291   22,273   41,654
                                                      -------- -------- --------
     Total........................................... $263,281 $163,381 $129,098
                                                      ======== ======== ========
   Gross profit
     Networking...................................... $200,206 $114,632 $ 71,461
     Non-Networking..................................    7,928   10,529   24,572
                                                      -------- -------- --------
     Total........................................... $208,134 $125,161 $ 96,033
                                                      ======== ======== ========

   Enterprise-wide information is provided in accordance with SFAS 131. Geographic revenue information is based on the location of the customer invoiced. Long-lived assets include property and equipment, goodwill and other intangible assets, investments and other assets and deposits for wafer fabrication capacity and is based on the physical location of the assets.

                                                      Year Ended December 31,
                                                     --------------------------
                                                       1999     1998     1997
                                                     -------- -------- --------
                                                           (in thousands)
   Net revenues
     United States.................................. $181,161 $110,520 $ 90,619
     Canada.........................................   38,575   15,780   12,373
     Europe and Middle East.........................   14,788   12,906   12,114
     Asia...........................................   28,569   24,076   13,693
     Other foreign..................................      188       99      299
                                                     -------- -------- --------
     Total.......................................... $263,281 $163,381 $129,098
                                                     ======== ======== ========
   Long-lived assets
     United States.................................. $ 32,005 $ 38,486 $ 26,729
     Canada.........................................   57,311   38,865   29,297
     Other..........................................    1,040      855      849
                                                     -------- -------- --------
     Total.......................................... $ 90,356 $ 78,206 $ 56,875
                                                     ======== ======== ========

   The Company has revenues from external customers (1999 and 1998-2, 1997-1) that exceed 10% of total net revenues as follows:

                                                           Year Ended December
                                                                   31,
                                                          ----------------------
                                                           1999    1998    1997
                                                          ------- ------- ------
                                                              (in thousands)
   Networking............................................ $98,050 $31,549 $1,757
   Non-Networking........................................      --  18,579 21,403

NOTE 12. Restructuring

   On September 29, 1996, the Company recorded a restructuring charge in connection with the Company's decision to exit from the modem chipset business and the associated restructuring of the Company's non-networking product operations. In 1997, the company recorded a recovery of $1,383,000 from the reversal of the excess accrued restructuring charge related to the completion of the restructuring. There were no additional amounts incurred related to this restructuring in 1999 and 1998.

NOTE 13. Net Income (Loss) Per Share

   The following table sets forth the computation of basic and diluted net income (loss) per share:

                                                           December 31,
                                                      ------------------------
                                                       1999    1998     1997
                                                      ------- -------  -------
                                                          (in thousands)
   Numerator:
     Net income (loss)............................... $81,602 $(8,735) $34,026
                                                      ------- -------  -------
   Denominator:
     Basic weighted average common shares
      outstanding(1)................................. 142,759 134,202  125,507
     Effect of dilutive securities:
       Stock options.................................  13,590      --    6,310
       Stock warrants................................     116      --       56
                                                      ------- -------  -------
     Diluted weighted average common shares
      outstanding.................................... 156,465 134,202  131,873
                                                      ======= =======  =======
   Basic net income (loss) per share................. $  0.57 $ (0.07) $  0.27
                                                      ======= =======  =======
   Diluted net income (loss) per share............... $  0.52 $ (0.07) $  0.26
                                                      ======= =======  =======

--------
(1) PMC-Sierra, Ltd. Special Shares are included in the calculation of basic net income per share.

NOTE 14. Subsequent Events

   During the first half of 2000, the Company acquired Toucan, AANetcom, and Extreme. These acquisitions have been accounted for as poolings of interests and are reflected in these financial statements. Refer to Note 2 for more details.

   On June 26, 2000, the Company announced the intent to acquire Datum Telegraphic Inc. ("Datum"), a privately held fabless semiconductor company located in Canada. This agreement provides for the Company to issue approximately 550,000 PMC-Sierra common shares, 44,000 PMC-Sierra options and approximately $17 million in cash in exchange for the remaining 92% interest of Datum's outstanding common stock and options that the Company did not already own. This transaction, subject to completion, will be accounted for as a purchase.

   On June 27, 2000, the Company acquired Malleable Technologies Inc. ("Malleable"), a privately held fabless semiconductor company located in the USA. The Company issued approximately 1,250,000 PMC-Sierra common shares, options and warrants in exchange for the remaining 85% interest of Malleable's outstanding common stock, options and warrants that the Company did not already own. This transaction will also be accounted for as a purchase.

   On July 11, 2000, the Company announced the intent to acquire Quantum Effect Devices, Inc. ("QED"), a publicly held semiconductor company located in the United States and listed on the NASDAQ. This agreement provides for the Company to issue PMC-Sierra common shares and options at an exchange ratio of 0.385 PMC-Sierra common share per QED common share in exchange for all outstanding common stock and options of QED. This transaction, subject to QED stockholder and regulatory approval, will be accounted for as a pooling of interests.

   The pro forma effects of the above combinations on the reported financial position and the results of operation are not presented in this document.

                                                                         ANNEX F


                          MALLEABLE TECHNOLOGIES, INC.
                         (A Development Stage Company)

                 Financial Statements as of March 31, 2000 and
               December 31, 1999 and for the Three-Month Periods
                         Ended March 31, 2000 and 1999

                          MALLEABLE TECHNOLOGIES, INC.
                         (A Development Stage Company)

                         Index to Financial Statements

                                                                            Page
                                                                            ----
Condensed Balance Sheets................................................... F-1
Condensed Statements of Operations......................................... F-2
Condensed Statements of Cash Flows......................................... F-3
Notes to Condensed Financial Statements.................................... F-4

                          MALLEABLE TECHNOLOGIES, INC.
                    (Formerly Malleable Microsystems, Inc.)
                         (A Development Stage Company)

                            CONDENSED BALANCE SHEETS

                                                       March 31,   December 31,
                                                         2000          1999
                                                      -----------  ------------
                                                            (Unaudited)
                       ASSETS
Current assets:
  Cash and equivalents............................... $ 1,140,550  $ 3,170,682
  Accounts receivable and prepaid expenses...........      16,931       63,227
                                                      -----------  -----------
    Total current assets.............................   1,157,481    3,233,909
Property and equipment, net..........................   1,417,641      911,883
Other assets.........................................     265,983      206,671
                                                      -----------  -----------
    Total assets..................................... $ 2,841,105  $ 4,352,463
                                                      ===========  ===========
        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities........... $   766,836  $   523,746
  Current portion of capital lease...................      14,000       15,000
  Deferred revenue...................................          --       14,144
                                                      -----------  -----------
    Total current liabilities........................     780,836      552,890
                                                      -----------  -----------
Notes payable........................................      25,000      325,000
Capital lease obligations............................       8,720       11,786
Shareholders' equity:
  Convertible preferred stock........................   7,635,179    7,312,512
  Common stock.......................................     647,993       45,673
  Warrants...........................................     101,157       19,252
  Deferred stock compensation........................    (514,595)          --
  Deficit accumulated during the development stage...  (5,843,185)  (3,914,650)
                                                      -----------  -----------
    Total shareholders' equity.......................   2,026,549    3,462,787
                                                      -----------  -----------
Total liabilities and shareholders' equity........... $ 2,841,105  $ 4,352,463
                                                      ===========  ===========

                   See notes to condensed financial statements.

                          MALLEABLE TECHNOLOGIES, INC.
                    (Formerly Malleable Microsystems, Inc.)
                         (A Development Stage Company)

                       CONDENSED STATEMENTS OF OPERATIONS

                                                         Three Months Ended
                                                              March 31,
                                                        ----------------------
                                                           2000        1999
                                                        -----------  ---------
                                                             (Unaudited)
Net revenue--related party............................. $    15,000  $ 148,682
Operating expenses:
  Cost of revenue......................................       1,580     65,097
  Research and development.............................   1,261,854    302,253
  Selling, general and administrative..................     595,962     85,251
                                                        -----------  ---------
    Total costs and expenses...........................   1,857,816    387,504
                                                        -----------  ---------
Loss from operations...................................  (1,844,396)  (283,919)
Interest expense, net..................................     (84,139)    (1,826)
                                                        -----------  ---------
Net loss............................................... $(1,928,535) $(285,745)
                                                        ===========  =========


                   See notes to condensed financial statements.

                          MALLEABLE TECHNOLOGIES, INC.
                    (Formerly Malleable Microsystems, Inc.)
                         (A Development Stage Company)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                         Three Months Ended
                                                              March 31,
                                                        ----------------------
                                                           2000        1999
                                                        -----------  ---------
                                                             (Unaudited)
Cash flows from operating activities--
  Net cash used in operating activities................ $(1,472,476) $(299,554)
                                                        -----------  ---------
Cash flows from investing activities--
  Purchases of property and equipment..................    (566,666)   (90,177)
                                                        -----------  ---------
Cash flows from financing activities:
  Issuance of common stock.............................      12,220         --
  Repayments on capital lease obligations..............      (3,210)        --
                                                        -----------  ---------
    Net cash provided by financing activities..........       9,010         --
                                                        -----------  ---------
Net decrease in cash and equivalents...................  (2,030,132)  (389,731)
Cash and equivalents, beginning of period..............   3,170,682    766,732
                                                        -----------  ---------
Cash and equivalents, end of period.................... $ 1,140,550  $ 377,001
                                                        ===========  =========


                   See notes to condensed financial statements.

                          MALLEABLE TECHNOLOGIES, INC.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (Unaudited)
                       Three Months Ended March 31, 2000

1. Basis of Presentation

   The accompanying unaudited condensed financial statements of Malleable Technologies, Inc. (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation (consisting of normal recurring accruals) have been included. Operating results for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000.

2. Subsequent Events

   On June 13, 2000, the Company entered into a definitive agreement with PMC-Sierra, Inc. for the purchase of the Company's outstanding common and preferred shares not already owned by PMC-Sierra, Inc. on that date, for approximately 1,250,000 shares of PMC-Sierra, Inc. common stock, options and warrants. The agreement was a result of PMC-Sierra, Inc. exercising its right under a call option issued to PMC-Sierra, Inc. in July 1999 to purchase the remaining common and preferred shares.

                                   * * * * *

                                                                         Annex G

                                   MALLEABLE
                               TECHNOLOGIES, INC.
                         (A Development Stage Company)

                    Financial Statements for the Years Ended
                         December 31, 1999 and 1998 and
                   Cumulative from July 31, 1997 (Inception)
                         Through December 31, 1999 and
                          Independent Auditors' Report

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Malleable Technologies, Inc.:

   We have audited the accompanying balance sheets of Malleable Technologies, Inc., formerly Malleable Microsystems, Inc. (a development stage company) (the "Company") as of December 31, 1999 and 1998 and the related statements of operations, shareholders' equity and cash flows for the years then ended and cumulative from July 31, 1997 (inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such financial statements present fairly, in all material respects, the financial position of Malleable Technologies, Inc. at December 31, 1999 and 1998 and the results of its operations and its cash flows for the years then ended and cumulative and for the period from July 31, 1997 (inception) through December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
March 10, 2000
(June 13, 2000 as to the second paragraph of Note 9)

                          MALLEABLE TECHNOLOGIES, INC.
                    (Formerly Malleable Microsystems, Inc.)
                         (A Development Stage Company)

                                 BALANCE SHEETS
                           December 31, 1999 and 1998

                                                            1999        1998
                                                         -----------  --------
                         ASSETS
CURRENT ASSETS:
  Cash and equivalents.................................. $ 3,170,682  $766,732
  Accounts receivable and prepaid expenses..............      63,227    17,800
                                                         -----------  --------
    Total current assets................................   3,233,909   784,532
PROPERTY AND EQUIPMENT, Net.............................     911,883   144,425
OTHER ASSETS............................................     206,671    60,647
                                                         -----------  --------
    TOTAL............................................... $ 4,352,463  $989,604
                                                         ===========  ========
          LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable...................................... $   332,380  $160,092
  Accrued liabilities...................................     191,366    20,863
  Deferred revenue......................................      15,000    42,500
  Current portion of capital lease obligations..........      14,144        --
                                                         -----------  --------
    Total current liabilities...........................     552,890   223,455
                                                         -----------  --------
NOTES PAYABLE...........................................     325,000   425,000
CAPITAL LEASE OBLIGATIONS...............................      11,786        --
SHAREHOLDERS' EQUITY:
  Convertible preferred stock, no par value; authorized
   7,631,758 shares in 1999 and 5,000,000 shares in
   1998:
  Series A--952,381 shares designated; shares issued and
   outstanding: 952,381 in 1999 and 1998 (aggregate
   liquidation preference of $437,000)..................     375,469   375,469
  Series B--6,679,377 shares designated; shares issued
   and outstanding: 3,451,855 in 1999 and none in 1998
   (aggregate liquidation preference of $7,162,000).....   6,937,043        --
  Common stock, no par value; authorized 20,000,000
   shares in 1999 and 11,000,000 shares in 1998; shares
   issued and outstanding: 7,104,000 in 1999 and
   6,488,000 in 1998....................................      45,673    13,180
  Warrants..............................................      19,252        --
  Deficit accumulated during the development stage......  (3,914,650)  (47,500)
                                                         -----------  --------
    Total shareholders' equity..........................   3,462,787   341,149
                                                         -----------  --------
      TOTAL............................................. $ 4,352,463  $989,604
                                                         ===========  ========

                       See notes to financial statements.

                          MALLEABLE TECHNOLOGIES, INC.
                    (Formerly Malleable Microsystems, Inc.)
                         (A Development Stage Company)

                            STATEMENTS OF OPERATIONS
           Years ended December 31, 1999 and 1998 and cumulative from
              July 31, 1997 (inception) through December 31, 1999

                                                                 Cumulative from
                                                                  July 31, 1997
                                          Years Ended December     (Inception)
                                                  31,                Through
                                          ---------------------   December 31,
                                             1999        1998         1999
                                          -----------  --------  ---------------
NET REVENUE--Related party............... $   175,682  $415,450    $   596,132
COSTS AND EXPENSES:
  Cost of revenue........................      52,002   328,734        385,736
  Research and development...............   2,885,196    45,000      2,930,196
  Selling, general and administrative....   1,053,175    83,093      1,137,056
                                          -----------  --------    -----------
    Total costs and expenses.............   3,990,373   456,827      4,452,988
                                          -----------  --------    -----------
LOSS FROM OPERATIONS.....................  (3,814,691)  (41,377)    (3,856,856)
INTEREST EXPENSE, Net ...................     (51,659)   (3,735)       (55,394)
                                          -----------  --------    -----------
LOSS BEFORE INCOME TAXES.................  (3,866,350)  (45,112)    (3,912,250)
INCOME TAXES.............................         800       800          2,400
                                          -----------  --------    -----------
NET LOSS................................. $(3,867,150) $(45,912)   $(3,914,650)
                                          ===========  ========    ===========


                       See notes to financial statements.

                          MALLEABLE TECHNOLOGIES, INC.
                    (Formerly Malleable Microsystems, Inc.)
                         (A Development Stage Company)

                       STATEMENTS OF SHAREHOLDERS' EQUITY
        Period from July 31, 1997 (inception) through December 31, 1999

                          Convertible Preferred Stock
                     -------------------------------------
                                                                                                  Deficit
                                                                                      Deferred  Accumulated
                         Series A           Series B         Common Stock              Stock    During the
                     ---------------- -------------------- -----------------          Compen-   Development
                     Shares   Amount   Shares     Amount    Shares   Amount  Warrants  sation      Stage       Total
                     ------- -------- --------- ---------- --------- ------- -------- --------  -----------  ----------
July 31, 1997--
 Issuance of common
 stock upon
 incorporation to
 founder in
 exchange for
 technology and
 cash..............       -- $     --        -- $       -- 6,000,000 $10,000      --  $    --   $        --  $   10,000
Net loss...........                                                                                  (1,588)     (1,588)
                     ------- -------- --------- ---------- --------- ------- -------  -------   -----------  ----------
BALANCES, December
 31, 1997..........       --       --        --         -- 6,000,000  10,000      --       --        (1,588)      8,412
November 5, 1998--
 Issuance of Series
 A preferred stock
 for cash at $0.42
 per share, net of
 issuance costs of
 $24,531...........  952,381  375,469        --         --                                                      375,469
Exercise of common
 stock options.....                                          488,000   3,180                                      3,180
Net loss...........                                                                                 (45,912)    (45,912)
                     ------- -------- --------- ---------- --------- ------- -------  -------   -----------  ----------
BALANCES, December
 31, 1998..........  952,381  375,469                      6,488,000  13,180      --       --       (47,500)    341,149
July 6, 1999--
 Issuance of Series
 B preferred stock
 for cash at $2.00
 per share.........                   2,000,000  4,000,000                                                    4,000,000
July 6, 1999--
 Issuance of Series
 B preferred stock
 at $1.80 per share
 upon conversion of
 a note............                     234,355    421,839                                                      421,839
July 27, 1999--
 Issuance of Series
 B preferred stock
 for cash at $2.00
 per share.........                   1,217,500  2,435,000                                                    2,435,000
Conversion discount
 on convertible
 notes.............                                 80,204                                                       80,204
June 1, 1999--
 Issuance of
 warrants..........                                                           19,252                             19,252
Deferred stock
 compensation......                                                    2,893           (2,893)                       --
Amortization of
 stock
 compensation......                                                                     2,893                     2,893
Exercise of common
 stock options.....                                          616,000  29,600                                     29,600
Net loss...........                                                                              (3,867,150) (3,867,150)
                     ------- -------- --------- ---------- --------- ------- -------  -------   -----------  ----------
BALANCES, December
 31, 1999..........  952,381 $375,469 3,451,855 $6,937,043 7,104,000 $45,673 $19,252  $    --   $(3,914,650) $3,462,787
                     ======= ======== ========= ========== ========= ======= =======  =======   ===========  ==========

                       See notes to financial statements.

                          MALLEABLE TECHNOLOGIES, INC.
                    (Formerly Malleable Microsystems, Inc.)
                         (A Development Stage Company)

                            STATEMENTS OF CASH FLOWS
    YEARS ENDED DECEMBER 31, 1999 AND 1998 AND CUMULATIVE FROM JULY 31, 1997
                     (INCEPTION) THROUGH DECEMBER 31, 1999

                                                                Cumulative from
                                             Years Ended            July 31,
                                            December 31,        1997 (Inception)
                                        ----------------------  Through December
                                           1999        1998         31, 1999
                                        -----------  ---------  ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss............................  $(3,867,150) $ (45,912)   $(3,914,650)
  Adjustments to reconcile net loss to
   net cash provided by (used in)
   operating activities:
  Depreciation and amortization.......      126,591      4,967        132,180
  Noncash interest expense............       21,839         --         21,839
  Conversion discount on conversion
   notes..............................       80,204         --         80,204
  Issuance of warrants................       11,683         --         11,683
  Loss on sale of property and
   equipment..........................        5,648         --          5,648
  Stock based compensation expense....        2,893         --          2,893
  Changes in assets and liabilities:
    Accounts receivable and prepaid
     expense..........................      (37,858)   (12,800)       (55,658)
    Accounts payable..................      172,288    149,003        332,380
    Accrued liabilities...............      170,503     20,863        191,366
    Deferred revenue..................      (27,500)    42,500         15,000
                                        -----------  ---------    -----------
      Net cash provided by (used in)
       operating activities...........   (3,340,859)   158,621     (3,177,115)
                                        -----------  ---------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and
   equipment..........................     (890,567)  (147,799)    (1,038,366)
  Other assets........................     (155,154)   (48,639)      (210,016)
                                        -----------  ---------    -----------
      Net cash used in investing
       activities.....................   (1,045,721)  (196,438)    (1,248,382)
                                        -----------  ---------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from debt..................      325,930    425,000        750,930
  Issuance of common stock............       29,600      3,180         34,780
  Proceeds from sale of preferred
   stock, net.........................    6,435,000    375,469      6,810,469
                                        -----------  ---------    -----------
      Net cash provided by financing
       activities.....................    6,790,530    803,649      7,596,179
                                        -----------  ---------    -----------
NET INCREASE IN CASH AND EQUIVALENTS..    2,403,950    765,832      3,170,682
CASH AND EQUIVALENTS, Beginning of
 period...............................      766,732        900             --
                                        -----------  ---------    -----------
CASH AND EQUIVALENTS, End of period...  $ 3,170,682  $ 766,732    $ 3,170,682
                                        ===========  =========    ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:
  Cash paid for income taxes..........  $       800  $     800    $     2,400
                                        ===========  =========    ===========
  Cash paid for interest..............  $       225  $   7,035    $     7,260
                                        ===========  =========    ===========
SUPPLEMENTAL DISCLOSURES OF NON CASH
 TRANSACTIONS--
  Common stock issued in exchange for
   intellectual property..............  $        --  $      --    $     8,000
                                        ===========  =========    ===========
  Conversion of note payable and
   accrued interest to convertible
   preferred stock....................  $   421,839  $      --    $   400,000
                                        ===========  =========    ===========
  Property acquired under capital
   leases.............................  $    27,000  $      --    $    27,000
                                        ===========  =========    ===========

                       See notes to financial statements.

                         MALLEABLE TECHNOLOGIES, INC.
                         (A Development Stage Company)

                         NOTES TO FINANCIAL STATEMENTS
        Period From July 31, 1997 (Inception) Through December 31, 1999

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

   Organization and Basis of Presentation--Malleable Technologies, Inc. (the "Company"), formerly Malleable Microsystems, Inc., was incorporated in California on July 31, 1997 to develop and market a reconfigurable hardware platform that is as efficient in performance, cost, and power, as hardwired application specific integrated circuits (ASIC's) and provides customers with a fast time to market for complex, multi-protocol, computation intensive product applications in digital communications, networking, multi-media and security markets. In 1999, Malleable Microsystems, Inc. changed its name to Malleable Technologies, Inc. The Company's primary activities to date have consisted of research and development, as well as certain consulting services provided pursuant to an agreement with one customer. The Company follows Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises."

   The Company is subject to the risks associated with a development stage enterprise, including the need to demonstrate and refine its product, develop its marketing and distribution channels, expand its management and technical team and continue to raise sufficient financing.

   Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Equivalents--The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

   Concentration of Credit Risk--Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and equivalents. Risks associated with cash and equivalents are mitigated by banking with creditworthy institutions.

   Property and Equipment--Property and equipment are stated at cost. Equipment acquired under capital lease obligations is stated at the lower of fair value or the present value of future minimum lease payments at the inception of the lease. Depreciation is computed using the straight line method over estimated useful lives of five to seven years. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset including disposition, is less than the carrying value of the asset.

   Revenue Recognition--The Company recognizes consulting service revenues as services are performed.

   Deferred Revenue--Deferred revenue represents payments received from the customer prior to performance of the services.

   Income Taxes--The Company accounts for income taxes using an asset and liability approach. Deferred tax liabilities are recognized for future taxable amounts and deferred tax assets are recognized for future deductions and operating loss carryforwards, net of a valuation allowance to reduce net deferred tax assets to amounts that are more likely than not to be realized.

   Research and Development--Research and development expenses are charged to operations as incurred.

                          MALLEABLE TECHNOLOGIES, INC.
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

        Period From July 31, 1997 (Inception) Through December 31, 1999


   Stock-Based Compensation--The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, "Accounting for Stock Issued to Employees."

   Recently Issued Accounting Standards--In June 1998 and June 1999, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," respectively. These statements require companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 will be effective for the Company's fiscal year ending December 31, 2001. Management is in the process of evaluating the impact of these statements on the Company's financial position, results of operations and cash flows.

2. PROPERTY AND EQUIPMENT

   Property and equipment at December 31 consist of the following:

                                                              1999       1998
                                                           ----------  --------
   Computer hardware and software......................... $  964,032  $131,528
   Furniture and fixtures.................................     37,545     9,364
   Office equipment.......................................     28,850     6,907
                                                           ----------  --------
     Total................................................  1,030,427   147,799
   Accumulated depreciation...............................   (118,544)   (3,374)
                                                           ----------  --------
   Property and equipment, net............................ $  911,883  $144,425
                                                           ==========  ========

   At December 31, 1999, the Company had assets under capital lease with a net book value of $26,000 (net of accumulated amortization of approximately $1,000).

3. DEVELOPMENT AGREEMENTS

   In February 1998, the Company entered into a development agreement with an unrelated third party to design and develop certain products for the customer's video-on-demand system. The agreement precludes the Company from developing such products for certain other third parties without the written approval of the customer for a period of two years from the earlier of the date of the delivery of the products or the date of termination of the agreement. Under the terms of the agreement the Company receives consulting fees for each week of service provided and incentive payments based on meeting certain milestones as defined.

   The agreement was amended in June 1998. In addition to the deliverables under the original contract, the amendment requires the Company to design and develop its proprietary programmable hardware technology for certain specific customer related uses. The amendment also precludes the Company from providing similar design services, delivering related technology or selling the developed customer chips for a period of one, one and two years, respectively, from the date of the amendment.

   In November 1998, in connection with a round of financing, the customer invested in the Series A preferred stock (see Note 5) and loaned the Company $400,000 under a convertible note (See Note 4).

                          MALLEABLE TECHNOLOGIES, INC.
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

        Period From July 31, 1997 (Inception) Through December 31, 1999


   Revenues under the development agreement were $175,682 and $415,450 for fiscal years 1999 and 1998, respectively.

4. NOTES PAYABLE

   Notes payable at December 31 consist of the following:

                                                               1999     1998
                                                             -------- --------
   Convertible note payable................................. $300,000 $     --
   Convertible note payable to a related party (see Note
    3)......................................................       --  400,000
   Note payable.............................................   25,000   25,000
                                                             -------- --------
     Total.................................................. $325,000 $425,000
                                                             ======== ========

 Convertible Note Payable

   In April 1999, the Company entered into a convertible note payable with a third party. Interest on the unpaid principal balance accrues monthly at a rate of 8% per annum, compounded monthly. This note becomes due upon the earlier of
(a) the acquisition of the Company, (b) the sale of substantially all of the assets of the Company, or (c) April 9, 2003. In the event that the Company sells shares of its Series B preferred stock for aggregate gross proceeds of at least $1 million, then at the option of the noteholder, the outstanding principal balance shall be converted into shares of Series B preferred stock at a conversion price equal to 90%, 85% and 80% of the Series B closing price if sale of the Series B preferred stock takes place (a) within 120 days, (b) between and including 121 days and 210 days, and (c) more than 210 days, respectively, after the issuance of the note. The note is unsecured. Upon the sale of the Company's Series B preferred stock in July 1999, the note became convertible. The conversion discount of $33,333 was recognized as a noncash interest expense with a corresponding increase in the convertible Series B preferred stock in 1999. This note was subsequently converted into Series B preferred stock after the financial year end (see Note 9).

 Convertible Note Payable to a Related Party

   In conjunction with the sale of Series A preferred stock on November 5, 1998, the Company entered into a convertible note payable with the Series A preferred stock investor. Interest on the unpaid principal balance accrues monthly at a rate of 8% per annum, compounded monthly. This note becomes due upon the earlier of (a) the acquisition of the Company, (b) the sale of substantially all of the assets of the Company, or (c) November 5, 2002. In the event that the Company sells shares of its Series B preferred stock for aggregate gross proceeds of at least $1 million, then at the option of the noteholder, the outstanding principal balance shall be converted into shares of Series B preferred stock at a conversion price equal to 90% of the Series B closing price. This note is secured by the intellectual property of the Company (See Note 3). In July 1999, an aggregate of $421,839 ($400,000 of the original principal of the Note and $21,839 of accrued interest) were converted into 234,355 shares of Series B preferred stock. The Company recognized the conversion discount of $46,871 as a noncash interest expense with a corresponding increase in the convertible Series B preferred stock.

 Notes Payable

   The Company has a $25,000 note payable to a related party who is a family member of the Company's founder and president. This note accrues interest at a rate of 8% per annum.

                          MALLEABLE TECHNOLOGIES, INC.
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

        Period From July 31, 1997 (Inception) Through December 31, 1999


5. SHAREHOLDERS' EQUITY

 Convertible Preferred Stock and Warrants

   During June 1999, the Company authorized the sale and issuance of up to 7,631,758 shares of its preferred stock, comprising 952,381 shares of Series A preferred stock and 6,679,377 shares of Series B preferred stock. In July 1999, the Company issued 3,451,855 shares of Series B preferred stock for cash of $6,435,000 and the conversion of a note payable of $421,839.

   Significant terms of the outstanding preferred stock are as follows:

  . Each share of convertible preferred stock is convertible into shares of common stock on a one-for-one basis, subject to adjustment in certain instances, at the option of the shareholder. Such shares will be converted automatically upon the sale of the Company's common stock pursuant to a registration statement under the Securities Act of 1933 meeting certain criteria or the affirmative vote of the holders of a majority of the shares of preferred stock outstanding at the time of such vote.

  . Each share of convertible preferred stock has voting rights equivalent to the number of shares of common stock into which it is convertible.

  . Shareholders are entitled to receive noncumulative dividends as declared by the Board of Directors out of any assets legally available, prior to and in preference to any declaration or payment of any dividend on the common stock. The dividend rate for Series A and Series B preferred stock per share per annum is 8% of the original issue price. No dividends have been declared as of December 31, 1999.

  . In the event of liquidation, dissolution or winding up of the Company, shareholders of Series A and Series B preferred stock are entitled to receive the original issue price ($0.42 per share and $2 per share, respectively), an additional amount equal to 8% per annum compounded annually from the issue date of such shares for each share of Series A and Series B preferred stock held by them, and any declared and unpaid dividends with respect to such shares. If the assets and funds to be distributed are insufficient to permit full payment, then the funds shall be distributed on a pro rata basis among the holders of the Series A preferred stock and Series B preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive. Upon completion of the distribution, the holders of preferred stock will be entitled to a pro rata distribution until the holders of Series A preferred stock and Series B preferred stock have received a total of $1.26 and $6.00 per share, respectively. Any remaining assets shall be distributed to the holders of the common stock of the Company on a pro rata basis.

   In connection with a sales representative agreement entered into by the Company and a third party in May 1999, the Company granted the third party warrants to purchase 25,000 shares of Series B preferred stock at $2.00 per share. The warrants vest immediately upon issuance and expire in three years. The estimated fair value of this warrant of $19,252 was included in accounts receivable and prepaid expenses at December 31, 1999 and will be amortized to selling expense over the one year period of the sales representative agreement. Selling expense in 1999 includes $11,683 relating to the amortization expense of the above warrant.

 Stock Option Plan

   In 1998, the Company adopted a stock option plan, which includes incentive and nonstatutory stock options and restricted stock, and reserved 3,600,000 shares of common stock for issuance. Under the Plan,

                          MALLEABLE TECHNOLOGIES, INC.
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

        Period From July 31, 1997 (Inception) Through December 31, 1999

officers, employees, directors and consultants may be granted options to purchase shares of the Company's common stock. Options may be granted at not less than fair market value for incentive stock options and not less than 85% of fair market value for nonstatutory stock options at the date of grant as determined by the Board of Directors. The options generally expire ten years from the date of grant. Incentive stock options and nonstatutory options normally vest at various rates over three to four years. The Company also sells restricted stock subject to repurchase rights which generally lapse over a period of time. At December 31, 1999, 724,219 shares were subject to a right of repurchase.

   The Company granted options to purchase 42,250 shares of common stock under the plan to nonemployees for services performed as of the grant date. Stock-based compensation expense of $2,893 relating to these grants was recognized in 1999.

   A summary of option and restricted stock activity under the Plan is as follows:

                                                                      Weighted
                                                                      Average
                                                           Number of  Exercise
                                                            Shares     Price
                                                           ---------  --------
   Balances, December 31, 1997............................        --   $  --
   Granted (weighted average fair value of $0.002) per
    share................................................. 1,279,200    0.02
   Exercised..............................................  (488,000)   0.01
                                                           ---------
   Balances, December 31, 1998............................   791,200    0.03
   Granted (weighted average fair value of $0.06) per
    share................................................. 1,377,250    0.14
   Exercised..............................................  (616,000)   0.05
   Cancelled..............................................   (75,000)   0.25
                                                           ---------
   Balances, December 31, 1999............................ 1,477,450   $0.11
                                                           =========

   Additional information regarding options outstanding as of December 31, 1999 is as follows:

                        Options Outstanding                  Options Exercisable
           --------------------------------------------- ----------------------------
                       Weighted Average
 Range of                 Remaining         Weighted                     Weighted
 Exercise    Number    Contractual Life Average Exercise   Number    Average Exercise
  Prices   Outstanding     (Years)           Price       Exercisable      Price
 --------  ----------- ---------------- ---------------- ----------- ----------------
  $0.01       361,200        8.8             $0.01         113,283        $0.01
  $0.05       590,000        9.2             $0.05          60,391        $0.05
  $0.25       526,250        9.8             $0.25          11,875        $0.25
 -------    ---------        ---             -----         -------        -----
 $0.01 -
   $0.25    1,477,450        9.3             $0.11         185,549        $0.04
 =======    =========        ===             =====         =======        =====

   At December 31, 1999, 1,018,550 shares were available for future grant.

 Additional Stock Plan Information

   As discussed in Note 1, the Company accounts for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements because the stock option exercise price was not less than

                          MALLEABLE TECHNOLOGIES, INC.
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

        Period From July 31, 1997 (Inception) Through December 31, 1999

the fair value of the underlying common stock at the date of the grant. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), requires the disclosure of pro forma net loss as if the Company had adopted the fair value method. The Company's calculations were made using the minimum value method with the following weighted average assumptions: expected life, four years; risk-free interest rate, 5%; and no dividends during the expected term. The Company's calculations are based on a multiple option valuation approach, and forfeitures are recognized as they occur. If the computed fair values of the awards had been amortized to expense over the vesting periods of the awards, pro forma net loss would not have been materially different from the amounts reported for the years ended December 31, 1999 and 1998.

 Common Stock

   At the inception of the Company, the Company's founder contributed technology and cash in exchange for 6,000,000 shares of common stock.

   The Company has reserved the following shares of authorized but unissued common stock as of December 31, 1999:

      Convertible preferred stock..................................... 4,404,236
      Options available under the stock option plan................... 1,018,550
      Options issued and outstanding.................................. 1,477,450
      Warrants issued and outstanding.................................    25,000
                                                                       ---------
                                                                       6,925,236
                                                                       =========

6. CALL OPTION

   In conjunction with the sale of the Company's Series B preferred stock in July 1999, the Company, certain common stockholders and the preferred stockholders granted to one of the Series B preferred stockholders ("Investor") an irrevocable option to purchase substantially all of the Company's outstanding capital stock. The option expires on July 6, 2000. The Investor may exercise the option at any time during the option period. The purchase price is equal to a fixed number of shares of the Investor's common stock (such shares having an aggregate fair value of approximately $80 million at December 31,
1999) plus additional shares of the Investor's common stock with an aggregate fair value of $75 million (based on ten days average closing price for the Investor's stock ending two business days prior to the date of acquisition), plus shares of the Investor's common stock to be issued upon exercise of options as follows: all options to purchase shares of the Company's common stock outstanding as of the date of acquisition shall remain outstanding and be converted into options to purchase shares of the Investor's common stock, with the number of shares subject to and exercise prices of each such option determined based on the ratio of the consideration payable by the Investor for each share of the Company's common stock. In addition, immediately prior to the date of acquisition, the Company shall be entitled to issue options to its officers and employees to purchase between 2,000,000 and 4,000,000 shares of the Company's common stock, based on the achievement of certain specified design wins.

7. INCOME TAXES

   No federal income taxes were provided in 1999 and 1998 due to the Company's net losses. The provision for income tax for 1999 and 1998 represents state minimum income and franchise taxes.

                          MALLEABLE TECHNOLOGIES, INC.
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

        Period From July 31, 1997 (Inception) Through December 31, 1999


   At December 31, 1999, the Company had available federal and California state net operating loss carryforwards of approximately $3,800,000 to offset future taxable income through 2019 and 2004, respectively. At December 31, 1999 and 1998, the net deferred tax assets of approximately $1,500,000 and $7,500, respectively, generated primarily by net operating loss carryforwards have been fully reserved due to the uncertainty surrounding the realization of such benefits.

   Current tax laws impose substantial restrictions on the utilization of net operating loss and credit carryforwards in the event of an "ownership change," as defined by the Internal Revenue Code. If there should be an ownership change, the Company's ability to utilize its carryforwards could be limited.

8. COMMITMENTS

   The Company leases its facilities under a noncancelable operating lease that expires in October 2001. Minimum future lease payments under noncancelable operating and capital leases as of December 31, 1999 are summarized as follows:

                                                              Capital  Operating
   Year Ending December 31,                                    Lease     Lease
   ------------------------                                   -------  ---------
   2000...................................................... $15,540  $324,000
   2001......................................................  12,950   305,250
                                                              -------  --------
   Total minimum lease payments..............................  28,490  $629,250
                                                                       ========
   Less amount representing interest at 10%..................  (2,560)
                                                              -------
                                                               25,930
   Less current portion...................................... (14,144)
                                                              -------
   Long-term portion......................................... $11,786
                                                              =======

   Rent expense under operating lease for 1999, 1998 and for the period from July 31, 1997 (inception) through December 31, 1999 was $102,859, $17,966 and $120,825, respectively.

9. SUBSEQUENT EVENT

   In February 2000, in connection with a convertible note payable issued in April 1999, the note was converted into 175,000 shares of Series B preferred stock. The Company also issued to the note holder a warrant to acquire 75,000 shares of the Company's common stock at an exercise price of $0.25 per share. The warrant was fully vested upon issuance and expires in February 2001. The estimated fair value of the warrant will be recognized as an expense in the fiscal year 2000.

   On June 13, 2000, the Company entered into a definitive agreement for the purchase of the Company's outstanding common and preferred shares not already owned by PMC-Sierra, Inc. on that date for approximately 1,250,000 shares of PMC-Sierra, Inc. common stock, options and warrants pursuant to the exercise of a call option held by PMC-Sierra, Inc. (See Note 6).

                                   * * * * *

                                                                         ANNEX H

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   Form 10-Q


[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934


                 for the quarterly period ended March 26, 2000


[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934.


                  For the Transition Period From      to


                         Commission File Number 0-19084


                                PMC-Sierra, Inc.
             (Exact name of registrant as specified in its charter)


                 A Delaware Corporation--I.R.S. NO. 94-2925073


                             105-8555 BAXTER PLACE
                       BURNABY, BRITISH COLUMBIA, V5A 4V7
                                     CANADA
                            Telephone (604) 415-6000


   Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [_]


            Common shares outstanding at April 30, 2000--145,891,414

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     INDEX

                                                                           Page
                                                                           ----
 PART I--FINANCIAL INFORMATION

 Item 1. Financial Statements...........................................    H-3

         --Consolidated statements of operations........................    H-3

         --Consolidated balance sheets..................................    H-4

         --Consolidated statements of cash flows........................    H-5

         --Notes to consolidated financial statements...................    H-6

         Management's Discussion and Analysis of Financial Condition and
 Item 2. Results of Operations..........................................    H-8

 Item 3. Quantitative and Qualitative Disclosures About Market Risk.....   H-18

 PART II--OTHER INFORMATION

 Item 6. Exhibits and Reports on Form 8-K...............................   H-19

                         Part I--FINANCIAL INFORMATION

                          Item 1--Financial Statements

                                PMC-Sierra, Inc.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  (in thousands, except for per share amounts)
                                  (unaudited)

                                                                 Three Months
                                                                    Ended
                                                               ----------------
                                                               Mar 26,  Mar 28,
                                                                 2000    1999
                                                               -------- -------
Net revenues.................................................. $102,807 $50,399
Cost of revenues..............................................   20,601  10,974
                                                               -------- -------
    Gross profit..............................................   82,206  39,425
Other costs and expenses:
  Research and development....................................   24,805  13,914
  Marketing, general and administrative.......................   14,725   9,634
  Amortization of deferred stock compensation:
    Research and development..................................    3,062     458
    Marketing, general and administrative.....................      259      53
  Amortization of goodwill....................................      307     313
  Costs of merger.............................................    7,902     --
                                                               -------- -------
Income from operations........................................   31,146  15,053
Interest and other income, net................................    3,646   1,090
Gain on sale of investments...................................    4,117     --
                                                               -------- -------
Income before provision for income taxes......................   38,909  16,143
Provision for income taxes....................................   15,916   6,728
                                                               -------- -------
Net income.................................................... $ 22,993 $ 9,415
                                                               ======== =======
Net income per common share--basic............................ $   0.16 $  0.07
                                                               ======== =======
Net income per common share--diluted.......................... $   0.14 $  0.06
                                                               ======== =======
Shares used in per share calculation--basic...................  146,733 138,666
Shares used in per share calculation--diluted.................  166,593 149,825


                See notes to consolidated financial statements.

                                PMC-Sierra, Inc.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                             Mar 26,   Dec 26,
                                                              2000       1999
                                                           ----------- --------
                                                           (unaudited)
                         ASSETS
Current assets:
  Cash and cash equivalents..............................   $223,193   $ 85,945
  Short-term investments.................................        --     106,636
  Accounts receivable, net...............................     46,108     36,170
  Inventories, net.......................................      9,621      7,208
  Deferred income taxes..................................      9,270      9,270
  Prepaid expenses and other current assets..............      8,025      7,270
  Short-term deposits for wafer fabrication capacity.....        637      4,637
                                                            --------   --------
    Total current assets.................................    296,854    257,136
  Property and equipment, net............................     56,075     48,032
  Goodwill and other intangible assets, net..............     14,359     15,280
  Investments and other assets...........................     12,489     11,827
  Deposits for wafer fabrication capacity................     14,483     14,483
                                                            --------   --------
                                                            $394,260   $346,758
                                                            ========   ========

          LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable.......................................   $ 22,120   $ 11,570
  Accrued liabilities....................................     25,593     16,113
  Deferred income........................................     42,574     34,486
  Accrued income taxes...................................     13,618     26,190
  Current portion of obligations under capital leases and
   long-term debt........................................      1,956      2,255
                                                            --------   --------
    Total current liabilities............................    105,861     90,614
Deferred income taxes....................................     9,091       9,091
Noncurrent obligations under capital leases and long-term
 debt....................................................       720       3,136
Special shares convertible into 4,069 (1999--4,242)
 common stock............................................     6,748       6,998
Stockholders' equity.....................................
  Common stock and additional paid in capital, par value
   $0.001; 200,000 shares authorized (200,000 shares in
   1999) 143,568 shares issued and outstanding (141,317
   in 1999)..............................................    241,331    219,761
  Deferred stock compensation............................    (14,172)    (4,530)
  Retained earnings......................................     44,681     21,688
                                                            --------   --------
    Total stockholders' equity...........................    271,840    236,919
                                                            --------   --------
                                                            $394,260   $346,758
                                                            ========   ========

                See notes to consolidated financial statements.

                                PMC-Sierra, Inc.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)
                                  (unaudited)

                                                          Three Months Ended
                                                          --------------------
                                                           Mar 26,    Mar 28,
                                                            2000       1999
                                                          ---------  ---------
Cash flows from operating activities:
  Net income............................................. $  22,993  $   9,415
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation of plant and equipment..................     5,886      4,145
    Amortization of intangibles..........................       921        871
    Amortization of deferred stock compensation..........     3,321        511
    Equity in income of investee.........................      (725)       --
  Gain on sale of investments............................    (4,117)       --
  Changes in operating assets and liabilities
    Accounts receivable..................................    (9,938)     1,800
    Inventories..........................................    (2,413)    (1,391)
    Prepaid expenses and other...........................      (742)      (124)
    Accounts payable and accrued expenses................    20,030      4,632
    Income taxes payable.................................   (12,572)    (4,945)
    Deferred income......................................     8,088      1,863
                                                          ---------  ---------
      Net cash provided by operating activities..........    30,732     16,777
                                                          =========  =========
Cash flows from investing activities:
  Proceeds from sales and maturities of short-term
   investments...........................................   106,636     50,893
  Purchases of plant and equipment.......................   (13,929)    (5,880)
  Proceeds from sale of investments......................     4,167        --
  Proceeds from refund of wafer fabrication deposits.....     4,000      4,000
                                                          ---------  ---------
      Net cash provided by investing activities..........   100,874     49,013
                                                          =========  =========
Cash flows from financing activities:
  Proceeds from notes payable............................       --         136
  Repayment of notes payable and long-term debt..........    (2,222)       (93)
  Principal payments under capital lease obligations.....      (493)    (1,147)
  Proceeds from issuance of common stock.................     8,357      3,195
                                                          ---------  ---------
      Net cash provided by financing activities..........     5,642      2,091
                                                          =========  =========
  Net increase in cash and cash equivalents..............   137,248     67,881
  Cash and cash equivalents, beginning of the period.....    85,945     45,691
                                                          ---------  ---------
  Cash and cash equivalents, end of the period........... $ 223,193  $ 113,572
                                                          =========  =========

                See notes to consolidated financial statements.

NOTE 1. Summary of Significant Accounting Policies

   Description of business. PMC-Sierra, Inc (the "Company" or "PMC" ) provides customers with internetworking semiconductor system solutions for high speed transmission and networking systems.

   Basis of presentation. All historical financial information has been restated to reflect the acquisitions of Toucan Technology Limited ("Toucan") and AANetcom, Inc. ("AANetcom") in the first quarter of fiscal 2000 which were accounted for as poolings of interests.

   The accompanying financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules or regulations. The interim financial statements are unaudited, but reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of results for the interim periods presented. These financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's Annual Report on Form 10-K for the year ended December 26, 1999. The results of operations for the interim period are not necessarily indicative of results to be expected in future periods.

   Inventories. Inventories are stated at the lower of cost (first-in, first out) or market (estimated net realizable value).

                                                               Mar 26,  Dec 26,
                                                                2000     1999
                                                               -------  -------
                                                                 (unaudited)
                                                               (in thousands)
   Work-in-progress...........................................  $3,834   $4,031
   Finished goods.............................................   5,787    3,177
                                                               -------  -------
                                                                $9,621   $7,208
                                                               =======  =======

   Recently issued accounting standards. In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and hedging activities. The Statement will require the recognition of all derivatives on the Company's consolidated balance sheet at fair value. The Financial Accounting Standards Board has subsequently delayed implementation of the standard for the financial years beginning after June 15, 2000. The Company expects to adopt the new Statement effective January 1, 2001. The impact on the Company's financial statements is not expected to be material.

NOTE 2. Business Combinations.

   In January 2000, the Company acquired Toucan, a privately held integrated circuit design company, located in Galway and Dublin, Ireland. Toucan offers Company owned seven per cent of Toucan and purchased the remaining for approximately 300,000 shares of PMC common stock and options to purchase PMC common stock.

   In March 2000, the Company acquired AANetcom, Inc. ("AANetcom"), a privately held fabless semiconductor company with offices in Allentown, Pennsylvania and San Jose, California. AANetcom's technology is designed for use in gigabit or terabit switches and routers, telecommunication access equipment, and optical networking switches in applications ranging from the enterprise to the core of the Internet. The Company issued approximately 4.8 million shares of PMC common stock in exchange for all outstanding stock and options of AANetcom.

   These transactions were accounted for as a pooling of interests and all historical financial information contained herein has been restated to include combined results of operations, financial position and cash flows of Toucan and AANetcom.

   During the quarter ended March 26, 2000, PMC recorded merger-related transaction costs of $7.9 million related to the acquisition of Toucan and AANetcom. These charges, which consist primarily of investment banking and other professional fees, have been included under costs of merger in the Consolidated Statements of Operations.

Acquisitions Completed After March 26, 2000

   In April 2000, the Company completed the purchase of Extreme Packet Devices, Inc. ("Extreme"), a privately held fabless semiconductor company located in Canada. Extreme specializes in developing semiconductors for high speed IP and ATM traffic management at 10 Gigabits per second rates. The purchase agreement provides for the Company to issue approximately 2.0 million shares of PMC common stock and options to purchase PMC common stock in exchange for all outstanding stock and options of Extreme. This transaction will be accounted for as a pooling of interests.

NOTE 3. Sale of Investment

   During the quarter ended March 26, 2000, the Company realized a pre-tax gain of $4.1 million related to the disposition of 92,360 common shares of Cypress Semiconductor, Inc., a publicly held company. These shares were previously subject to escrow restrictions and were not available for sale until the first quarter of fiscal 2000.

NOTE 4. Segment Information

   The Company has two operating segments: networking and non-networking products. The networking segment consists of internetworking semiconductor devices and related technical service and support to equipment manufacturers for use in their communications and networking equipment. The non-networking segment includes custom user interface products. The Company is supporting the non-networking products for existing customers, but has decided not to develop any further products of this type.

   The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on revenues and gross margins from operations of the two segments.

                                                                  Three Months
                                                                     Ended
                                                                ----------------
                                                                Mar 26,  Mar 28,
                                                                  2000    1999
                                                                -------- -------
                                                                 (in thousands)
   Net revenues
     Networking................................................ $ 97,753 $47,405
     Non-Networking............................................    5,054   2,994
                                                                -------- -------
       Total................................................... $102,807 $50,399
                                                                ======== =======
   Gross profit
     Networking................................................ $ 79,958 $38,013
     Non-Networking............................................    2,248   1,412
                                                                -------- -------
       Total................................................... $ 82,206 $39,425
                                                                ======== =======

NOTE 5. Net Income Per Share

   The following table sets forth the computation of basic and diluted net income per share:

                                                                Three Months
                                                                    Ended
                                                               ---------------
                                                               Mar 26, Mar 28,
                                                                2000    1999
                                                               ------- -------
                                                               (in thousands,
                                                               except for per
                                                               share amounts)
   Numerator:
     Net income............................................... $22,993 $ 9,415
                                                               ======= =======
   Denominator:
     Basic weighted average common shares outstanding(1)...... 146,733 138,666
                                                               ------- -------
     Effect of dilutive securities:
       Stock options..........................................  19,692  11,072
       Stock warrants.........................................     168      87
                                                               ------- -------
     Shares used in calculation of diluted net income per
      share................................................... 166,593 149,825
   Net income per common share--basic......................... $  0.16 $  0.07
   Net income per common share--diluted....................... $  0.14 $  0.06

--------
(1) PMC-Sierra, Ltd. Special Shares are included in the calculation of basic net income per share.

NOTE 6. Stock Split

   In February 2000, the Company effected a two-for-one stock split in the form of a stock dividend. Accordingly, all references to share and per-share data for all periods presented have been adjusted to reflect this event.

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   Some statements in this report constitute "forward looking statements" within the meaning of the federal securities laws, including those statements relating to:

  . revenues;

  . gross margins;

  . gross profit;

  . research and development expenses;

  . marketing, general and administrative expenditures; and

  . capital resources sufficiency.

   Our results may differ materially from those expressed or implied by the forward-looking statements for a number of reasons, including those described below in "Factors That You Should Consider Before Investing in PMC-Sierra." We may not, nor are we obliged to, release revisions to forward-looking statements to reflect subsequent events.

   In February 2000, we effected a two-for-one stock split in the form of a stock dividend. Accordingly, all references to share and per-share data for all periods presented have been adjusted to reflect this event.

Acquisitions

   In January and March 2000, we announced the acquisitions of Toucan Technology Ltd. ("Toucan"), AANetcom Inc. ("AANetcom") and Extreme Packet Devices, Inc. ("Extreme") in exchange for approximately 7.1 million shares of common stock and options to purchase common stock. The acquisitions of Toucan and AANetcom were completed in the first quarter of 2000, while the acquisition of Extreme was completed in April 2000.

   We are accounting for all of these transactions as pooling-of-interests. We have restated all prior period consolidated financial statements presented to include combined results of operations, financial position and cash flows of Toucan and AANetcom. Extreme will be reflected in the second quarter of fiscal 2000.

Results of Operations

First Quarters of 2000 and 1999
Net Revenues ($000,000)

                                                                First
                                                               Quarter
                                                             ------------
                                                              2000  1999  Change
                                                             ------ ----- ------
   Networking products...................................... $ 97.8 $47.4  106%
   Non-networking products..................................    5.0   3.0   67%
                                                             ------ -----
     Total net revenues..................................... $102.8 $50.4  104%
                                                             ====== =====

   Net revenues increased by 104% in the first quarter of 2000 compared to the same quarter in 1999. Our networking revenue increased 106% in the same periods and our non-networking revenues grew 67%.

   Networking revenue growth was driven by growth in our customers' networking equipment business, our customers' continued transition from internally developed application specific semiconductors to our standard semiconductors, and our introduction and sale of chips addressing additional network functions.

   Non-networking revenues grew as a result of our customers' ordering patterns. We expect our non-networking revenues to fluctuate in the future as they have in the past. In the long run, we expect non-networking revenues to reduce to zero as we have not developed any new products of this type since 1996.

Gross Profit ($000,000)

                                                               First
                                                              Quarter
                                                            ------------
                                                            2000   1999   Change
                                                            -----  -----  ------
   Networking.............................................. $80.0  $38.0   111%
   Non-networking..........................................   2.2    1.4    57%
                                                            -----  -----
     Total gross profit.................................... $82.2  $39.4   109%
                                                            =====  =====
     Percentage of net revenues............................    80%    78%

   Total gross profit grew 109% from $39.4 million in the first quarter of 1999 to $82.2 million in the same quarter of 2000. Total gross profit grew as a result of higher sales volumes of both networking and non-networking products.

   Total gross profit as a percentage of net revenue increased in the first quarter of 2000 as our networking revenues comprised a greater portion of our total revenues. Our networking gross profit as a percentage of net revenue is high relative to the overall gross margins in the semiconductor industry because our products are complex and are sold in relatively low volumes. We believe that, should the market for our networking products grow and our customers purchase in greater volume, our gross profit as a percentage of revenue will decline.

   Non-networking gross profit as a percentage of non-networking revenue declined in the first quarter of 2000 compared to the same period in 1999 as a result of price changes on these older products.

Other Costs and Expenses ($000,000)

                                                               First
                                                              Quarter
                                                            ------------
                                                            2000   1999   Change
                                                            -----  -----  ------
   Research and development................................ $24.8  $13.9    78%
   Percentage of net revenues..............................    24%    28%
   Marketing, general and administrative................... $14.7  $ 9.6    53%
   Percentage of net revenues..............................    14%    19%
   Amortization of deferred stock compensation:
     Research and development.............................. $ 3.1  $ 0.4
     Marketing, general and administrative.................   0.2    0.1
   Amortization of goodwill................................ $ 0.3  $ 0.3
   Costs of merger......................................... $ 7.9    --

   Our research and development ("R&D") expenses of $24.8 million in the first quarter of 2000 increased 78% over the first quarter of 1999. Our R&D expenses increased in absolute dollars but decreased as a percentage of net revenues. R&D expenditures increased in the first quarter of 2000 predominantly because we hired more R&D employees.

   We incur R&D expenditures in order to attain technological leadership from a multi-year perspective. This has caused R&D spending to fluctuate from quarter to quarter. We expect such fluctuations, particularly when measured as a percentage of net revenues, to occur in the future, primarily due to the timing of expenditures and changes in the level of net revenues. We expect R&D expenses to continue to increase in future periods.

   We increased marketing, general and administrative expenses by 53% in the first quarter of 2000 compared to the first quarter of 1999. Marketing, general and administrative expenses decreased as a percentage of net revenue compared to the first quarter of 1999 because many marketing, general and administrative expenses are fixed in the short term. Therefore, in periods of rising revenues, these expenses decline as a percentage of revenues.

   We recorded a $3.3 million charge for amortization of deferred stock compensation in the first quarter of 2000 compared to a $0.5 million charge in the prior year's first quarter. Deferred compensation charges increased as a result of the AANetcom acquisition. AANetcom had, in the past, issued shares at prices lower than the deemed fair value of the stock. We are amortizing these amounts using the accelerated method over the vesting period.

   We incurred $0.3 million in non-cash goodwill charges in the first quarters of 2000 and 1999 in connection with goodwill recorded as a result of prior acquisitions. We may acquire products, technologies or companies in the future for which the purchase method of accounting may be used. This could result in significant goodwill amortization charges in future periods which could materially impact our operating results.

   During the first quarter of 2000, we recorded $7.9 million in merger costs related to the acquisition of Toucan and AANetcom. These charges consist primarily of investment banking and other professional fees. We expect to incur significant merger costs related to future acquisitions.

Interest and other income, net

   Net interest and other income increased to $3.6 million in the first quarter of 2000 from $1.1 million in last year's first quarter due to higher cash balances available to earn interest. In addition, we included $0.7 million from our equity interest in another company in the first quarter of 2000.

Gain on sale of investment

   During the first quarter of 2000, we realized a pre-tax gain of approximately $4.1 million as a result of our disposition of our remaining investment in Cypress Semiconductor ("Cypress"). Cypress purchased our interest in IC Works, Inc. ("ICW") in the second quarter of 1999. 92,360 Cypress shares were released from escrow in the first quarter of 2000 and were subsequently sold.

Provision for income taxes

   The provision for income taxes consists primarily of estimated taxes on Canadian and other foreign operations.

Recently issued accounting standards

   In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and hedging activities. The Statement will require the recognition of all derivatives on our consolidated balance sheet at fair value. The Financial Accounting Standards Board has subsequently delayed implementation of the standard for the financial years beginning after June 15, 2000. We expect to adopt the new Statement effective January 1, 2001. We expect the impact of this accounting standard will be immaterial to our financial statements.

Liquidity and Capital Resources

   Cash and cash equivalents and short term investments increased from $192.6 million at the end of 1999 to $223.2 million at March 26, 2000.

   During the first quarter of 2000, operating activities provided $30.7 million in cash. Net income of $23.0 million includes non-cash charges of $5.9 million for depreciation, $0.9 million of intangible amortization, $3.4 million of deferred stock compensation and a non-cash gain of $4.1 million from the sale of an investment.

   Our year to date investing activities included the maturity of short-term investments, the bulk of which were reinvested as cash and cash equivalents. They also included an investment of $13.9 million in plant and equipment, $4.2 million of proceeds from the sale of an investment and a wafer fabrication deposit refund of $4.0 million.

   Our year to date financing activities provided $5.6 million. We used $2.7 million for debt and lease repayments and received $8.3 million of proceeds from issuing common stock.

   Our principal source of liquidity at March 26, 2000 was our cash and cash equivalents of $223.2 million. We also have a line of credit with a bank that allows us to borrow up to $13 million provided, along with other restrictions, that we do not pay cash dividends or make any material divestments without the bank's written consent.

   We believe that existing sources of liquidity and anticipated funds from operations will satisfy our projected working capital, capital expenditure and wafer deposit requirements through the end of 2000. We expect to spend approximately $51 million on new capital additions and to provide $8.6 million in wafer deposits over the balance of 2000.

        FACTORS THAT YOU SHOULD CONSIDER BEFORE INVESTING IN PMC-SIERRA

   Our company is subject to a number of risks--some are normal to the fabless networking semiconductor industry, some are the same or similar to those disclosed in previous SEC filings, and some may be present in the future. You should carefully consider all of these risks and the other information in this report before investing in PMC. The fact that certain risks are endemic to the industry does not lessen the significance of the risk.

   As a result of these risks, our business, financial condition or operating results could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose part or all of your investment.

If one or more of our customers changes their ordering pattern or if we lose one or more of our customers, our revenues could decline

   We depend on a limited number of customers for a major portion of our revenues. Through direct, distributor and subcontractor purchases, Lucent Technologies and Cisco Systems each accounted for more than 10% of our fiscal 1999 revenues. We do not have long-term volume purchase commitments from any of our major customers.

   Our customers often shift buying patterns as they manage inventory levels, decide to use competing products, are acquired or divested, market different products, change production schedules or change their orders for other reasons. If one or more customers were to delay, reduce or cancel orders, our overall order levels may fluctuate greatly, particularly when viewed on a quarterly basis.

If our customers use our competitors' products instead of ours, suffer a decline in demand for their products or are acquired or sold, our revenues may decline

   Our expenses are relatively fixed so that fluctuation in our revenues may cause our operating results to fluctuate as well. Demand for our products and, as a result our revenues, may decline for the following reasons outside our control.

As our customers increase the frequency by which they design next generation systems and select the chips for those new systems, our competitors have an increased opportunity to convince our customers to switch to their products, which may cause our revenues to decline

   The markets for our products are intensely competitive and subject to rapid technological advancement in design tools, wafer manufacturing techniques, process tools and alternate networking technologies. We must identify and capture future market opportunities to offset the rapid price erosion that characterizes our industry. We may not be able to develop new products at competitive pricing and performance levels. Even if we are able to do so, we may not complete a new product and introduce it to market in a timely manner. Our customers may substitute use of our products in their next generation equipment with those of current or future competitors.

   We typically face competition at the design stage, where customers evaluate alternative design approaches that require integrated circuits. Our competitors have increasingly frequent opportunities to supplant our products in next generation systems because of shortened product life and design-in cycles in many of our customers' products.

   Major domestic and international semiconductor companies, such as Intel, IBM, and Lucent Technologies, are concentrating an increasing amount of their substantially greater financial and other resources on the markets in which we participate. This represents a serious competitive threat to PMC. Emerging companies also provide significant competition in our segment of the semiconductor market.

   Our competitors include Applied Micro Circuits Corporation, Broadcom, Conexant Systems, Cypress Semiconductor, Dallas Semiconductor, Galileo Technology, Integrated Device Technology, IBM, Infineon, Intel, Lucent Technologies, Motorola, MMC Networks, Texas Instruments, Transwitch and Vitesse Semiconductor. Over the next few years, we expect additional competitors, some of which also may have greater financial and other resources, to enter the market with new products. In addition, we are aware of venture-backed companies that focus on specific portions of our broad range of products. Competition is particularly strong in the market for optical networking and optical telecommunication chips, in part due to the market's growth rate, which attracts larger competitors, and in part due to the number of smaller companies focused on this area. These companies, individually or collectively, could represent future competition for many design wins, and subsequent product sales.

We must often redesign our products to meet rapidly evolving industry standards and customer specifications, which may delay an increase in our revenues

   We sell products to a market whose characteristics include rapidly evolving industry standards, product obsolescence, and new manufacturing and design technologies. Many of the standards and protocols for our products are based on high speed networking technologies that have not been widely adopted or ratified by one of the standard setting bodies in our customers' industry. Our customers often delay or alter their design demands during this standard-setting process. In response, we must redesign our products to suit these changing demands. Redesign usually delays the production of our products. Our products may become obsolete during these delays.

If demand for our customers' products changes, including due to a downturn in the networking industry, our revenues could decline

   Our customers routinely build inventories of our products in anticipation of end demand for their products. Many of our customers have numerous product lines, numerous component requirements for each product, and sizeable and very complex supplier structures. This makes forecasting their production requirements difficult and can lead to an inventory surplus of certain of their suppliers' components.

   In the past, some of our customers have built PMC component inventories that exceeded their production requirements. Those customers materially reduced their orders and impacted our operating results. This may happen again.

   In addition, while all of our sales are denominated in US dollars, our customers' products are sold worldwide. Any major fluctuations in currency exchange rates could materially affect our customers' end demand, and force them to reduce orders, which could cause our revenues to decline.

Since we develop products many years before their volume production, if we inaccurately anticipate our customers' needs, our revenues may not increase

   Our products generally take between 18 and 24 months from initial conceptualization to development of a viable prototype, and another 6 to 18 months to be designed into our customers' equipment and into production. They often need to be redesigned because manufacturing yields on prototypes are unacceptable or customers redefine their products to meet changing industry standards. As a result, we develop products many years before volume production and may inaccurately anticipate our customers' needs.

   There have been times when we either designed products that had more features than were demanded when they were introduced to the market or conceptualized products that were not sufficiently feature-rich to meet the needs of our customers or compete effectively against our competitors. This may happen again.

If the recent trend of consolidation in the networking industry continues, our customers may be acquired or sold, which could cause those customers to cancel product lines or development projects and our revenues to decline

   The networking equipment industry has experienced significant merger activity and partnership programs. Through mergers or partnerships, our customers could seek to remove redundancies in their product lines or development initiatives. This could lead to the cancellation of a product line into which PMC products are designed or a development project on which PMC is participating. In the cases of a product line cancellation, PMC revenues could be materially impacted. In the case of a development project cancellation, we may be forced to cancel development of one or more products, which could mean opportunities for future revenues from this development initiative could be lost.

If there is not sufficient market acceptance of the recently developed specifications and protocols on which our new products are based, we may not be able to sustain or increase our revenues

   We recently introduced a number of ethernet switch products which function at gigabit and fast ethernet speeds. Gigabit ethernet involves the transmission of data over ethernet protocol networks at speeds of up to one billion bits per second. Fast ethernet transmits data over these networks at speeds of up to 100 megabits per second. While gigabit and fast ethernet are well established, it is not clear whether products meeting these protocols will be competitive with products meeting alternative protocols, or whether our products will be sufficiently attractive to achieve commercial success.

   Some of our other recently introduced products adhere to specifications developed by industry groups for transmissions of data signals, or packets, over high-speed fiber optics transmission standards. These transmission standards are called synchronous optical network, or SONET, in North America, and synchronous data hierarchy, or SDH in Europe. The specifications, commonly called packet-over-SONET/SDH, may be rejected for other technologies, such as mapping IP directly onto fiber. In addition, we can not be sure whether our products will compete effectively with packet-over-SONET/SDH offerings of other companies.

   A substantial portion of our business also relies on industry acceptance of asynchronous transfer mode, or ATM, products. ATM is a networking protocol. While ATM has been an industry standard for a number of years, the overall ATM market has not developed as rapidly as some observers had predicted it would. As a result, competing communications technologies, including gigabit and fast ethernet and packet-over-SONET/SDH, may inhibit the future growth of ATM and our sales of ATM products.

Our business strategy contemplates acquisition of other companies or technologies, which could adversely affect our operating performance

   We recently acquired or have announced acquisitions of six companies, five of which have design wins for their products. The design wins have not yet generated significant revenue. These or any follow on products may not achieve commercial success. These acquisitions may not generate future revenues or earnings.

   Acquiring products, technologies or businesses from third parties is an integral part of our business strategy. Management may be diverted from our operations while they identify and negotiate these acquisitions and integrate an acquired entity into our operations. Also, we may be forced to develop expertise outside our existing businesses, and replace key personnel who leave due to an acquisition. We have not previously attempted to integrate several acquisitions simultaneously and may not succeed in this effort.

   A future acquisition could adversely affect operating results. In particular, if we were to acquire a company or assets and record the acquisition as a purchase, we may capitalize a significant goodwill asset. This asset would be amortized over its expected period of benefit. The resulting amortization expense could seriously impact operating results for many years.

   An acquisition could absorb substantial cash resources, require us to incur or assume debt obligations, or issue additional equity. If we issue more equity, we may dilute our common stock with securities that have an equal or a senior interest.

   Acquired entities also may have unknown liabilities, and the combined entity may not achieve the results that were anticipated at the time of the acquisition.

We anticipate lower margins on mature and high volume products, which could adversely affect our profitability

   We expect the average selling prices of our products to decline as they mature. Historically, competition in the semiconductor industry has driven down the average selling prices of products. If we price our products too high, our customers may use a competitor's product or an in-house solution. To maintain profit margins, we must reduce our costs sufficiently to offset declines in average selling prices, or successfully sell proportionately more new products with higher average selling prices. Yield or other production problems, or shortages of supply may preclude us from lowering or maintaining current operating costs.

We may not be able to meet customer demand for our products if we do not accurately predict demand or if we fail to secure adequate wafer fabrication or assembly capacity

   Anticipating demand is difficult because our customers face volatile pricing and demand for their end-user networking equipment. If our customers were to delay, cancel or otherwise change future ordering patterns, we could be left with unwanted inventory.

   Recently, our suppliers, particularly silicon wafer suppliers, have experienced an increase in the demand for their products or services. If our silicon wafer or other suppliers are unable or unwilling to increase productive capacity in line with the growth in demand, we may suffer longer production lead times. Longer production lead times require that we forecast the demand for our products further into the future. Thus, a greater proportion of our manufacturing orders will be based on forecasts, rather than actual customers orders. This increases the likelihood of forecasting errors. These forecasting errors could lead to excess inventory in certain products and insufficient inventory in others, which could adversely affect our operating results.

   In addition, if our suppliers are unable or unwilling to increase productive capacity in line with demand, we may suffer supply shortages or be allocated supply. A shortage in supply could adversely impact our ability to satisfy customer demand, which could adversely affect our customer relationships along with our current and future operating results.

We rely on a limited source of wafer fabrication, the loss of which could delay and limit our product shipments

   We do not own or operate a wafer fabrication facility. Two outside foundries supply most of our semiconductor device requirements. Our foundry suppliers also produce products for themselves and other companies. In addition, we may not have access to adequate capacity or certain process technologies. We have less control over delivery schedules, manufacturing yields and costs than competitors with their own fabrication facilities. If the foundries we use are unable or unwilling to manufacture our products in required volumes, we may have to identify and qualify acceptable additional or alternative foundries. This qualification process could take six months or longer. We may not find sufficient capacity quickly enough, if ever, to satisfy our production requirements.

   Some companies which supply our customers are similarly dependent on a limited number of suppliers to produce their products. These other companies' products may be designed into the same networking equipment into which we are designed. Our order levels could be reduced materially if these companies are unable to access sufficient production capacity to produce in volumes demanded by our customers because our customers may be forced to slow down or halt production on the equipment into which we are designed.

We depend on third parties in Asia for assembly of our semiconductor products which could delay and limit our product shipments

   Sub-assemblers in Asia assemble all of our semiconductor products. Raw material shortages, political and social instability, assembly house service disruptions, currency fluctuations, or other circumstances in the region could force us to seek additional or alternative sources of supply or assembly. This could lead to supply constraints or product delivery delays which, in turn, may result in the loss of customers. We have less control over delivery schedules, assembly processes, quality assurances and costs than competitors that do not outsource these tasks.

We depend on a limited number of design software suppliers, the loss of which could impede our product development

   A limited number of suppliers provide the computer aided design, or CAD, software we use to design our products. Factors affecting the price, availability or technical capability of these products could affect our ability to access appropriate CAD tools for the development of highly complex products. In particular, the CAD software industry has been the subject of extensive intellectual property rights litigation, the results of which could materially change the pricing and nature of the software we use. We also have limited control over whether our software suppliers will be able to overcome technical barriers in time to fulfill our needs.

We are subject to the risks of conducting business outside the United States to a greater extent than companies which operate their businesses mostly in the United States, which may impair our sales, development or manufacturing of our products

   We are subject to the risks of conducting business outside the United States to a greater extent than most companies because, in addition to selling our products in a number of countries, a significant portion of our research and development and manufacturing are conducted outside of the United States. This subjects us to the following risks.

We may lose our ability to design or produce products, could face additional unforeseen costs or could lose access to key customers if any of the nations in which we conduct business impose trade barriers or new communications standards

   We may have difficulty obtaining export licenses for certain technology produced for us outside the United States. If a foreign country imposes new taxes, tariffs, quotas, and other trade barriers and restrictions or the United States and a foreign country develop hostilities or change diplomatic and trade relationships, we may not be able to continue manufacturing or sub-assembly of our products in that country and may have fewer sales in that country. We may also have fewer sales in a country that imposes new communications standards or technologies. This could inhibit our ability to meet our customers' demand for our products and lower our revenues.

If foreign exchange rates fluctuate significantly, our profitability may decline

   We are exposed to foreign currency rate fluctuations because a significant part of our development, test, marketing and administrative costs are denominated in Canadian dollars, and our selling costs are denominated in a variety of currencies around the world. In addition, a number of the countries in which we have sales offices have a history of imposing exchange rate controls. This could make it difficult to withdraw the foreign currency denominated assets we hold in these countries.

We may have difficulty collecting receivables from customers based in foreign countries, which could adversely affect our earnings

   We sell our products to customers around the world. Payment cycle norms in these countries may not be consistent with our standard payment terms. Thus, we may have greater difficulty collecting receivables on time from customers in these countries. This could impact our financial performance, particularly on our balance sheet.

   In addition, we may be faced with greater difficulty in collecting outstanding balances due to the shear distances between our collection facilities and our customers, and we may be unable to enforce receivable collection in foreign nations due to their business legal systems. If one or more of our foreign customers do not pay their outstanding receivable, we may be forced to write-off the account. This could have a material impact on our earnings.

The loss of personnel could preclude us from designing new products

   To succeed, we must retain and hire technical personnel highly skilled at the design and test functions used to develop high speed networking products and related software. The competition for such employees is intense. We, along with our peers, customers and other companies in the communications industry, are facing intense competition for those employees from our peers and an increasing number of startup companies which are emerging with potentially lucrative employee ownership arrangements.

   We do not have employment agreements in place with our key personnel. We issue common stock options that are subject to vesting as employee incentives. These options, however, are effective as retention incentives only if they have economic value.

If we cannot protect our proprietary technology, we may not be able to prevent competitors from copying our technology and selling similar products, which would harm our revenues

   To compete effectively, we must protect our proprietary information. We rely on a combination of patents, trademarks, copyrights, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. We hold several patents and have a number of pending patent applications.

   We might not succeed in attaining patents from any of our pending applications. Even if we are awarded patents, they may not provide any meaningful protection or commercial advantage to us, as they may not be of sufficient scope or strength, or may not be issued in all countries where our products can be sold. In addition, our competitors may be able to design around our patents.

   We develop, manufacture and sell our products in Asian and other countries that may not protect our products or intellectual property rights to the same extent as the laws of the United States. This makes piracy of our technology and products more likely. Steps we take to protect our proprietary information may not be adequate to prevent theft of our technology. We may not be able to prevent our competitors from independently developing technologies that are similar to or better than ours.

Our products employ technology that may infringe on the proprietary rights of third parties, which may expose us to litigation and prevent us from selling our products

   Vigorous protection and pursuit of intellectual property rights or positions characterize the semiconductor industry. This often results in expensive and lengthy litigation. We, as well as our customers or suppliers, may be accused of infringing on patents or other intellectual property rights owned by third parties. This has happened in the past. An adverse result in any litigation could force us to pay substantial damages, stop manufacturing, using and selling the infringing products, spend significant resources to develop non-infringing technology, discontinue using certain processes or obtain licenses to the infringing technology. In addition, we may not be able to develop non-infringing technology, nor might we be able to find appropriate licenses on reasonable terms.

   Patent disputes in the semiconductor industry are often settled through cross-licensing arrangements. Because we currently do not have a substantial portfolio of patents compared to our larger competitors, we may not be able to settle an alleged patent infringement claim through a cross-licensing arrangement. We are therefore more exposed to third party claims than some of our larger competitors and customers.

   In the past, our customers have been required to obtain licenses from and pay royalties to third parties for the sale of systems incorporating our semiconductor devices. Until December of 1997, we indemnified our customers up to the dollar amount of their purchases of our products found to be infringing on technology owned by third parties. Customers may also make claims against us with respect to infringement.

   Furthermore, we may initiate claims or litigation against third parties for infringing our proprietary rights or to establish the validity of our proprietary rights. This could consume significant resources and divert the efforts of our technical and management personnel, regardless of the litigation's outcome.

Securities we issue to fund our operations could dilute your ownership

   We may need to raise additional funds through public or private debt or equity financing to fund our operations. If we raise funds by issuing equity securities, the percentage ownership of current stockholders will be reduced and the new equity securities may have priority rights to your investment. We may not obtain sufficient financing on terms we or you will find favorable. We may delay, limit or eliminate some or all of our proposed operations if adequate funds are not available.

Our stock price has been and may continue to be volatile

   In the past, our common stock price has fluctuated significantly. This could continue as our or our competitors announce new products, our and our peers or customers' results fluctuate, conditions in the networking or semiconductor industry change or investors change their sentiment toward technology stocks.

   In addition, increases in our stock price and expansion of our price-to-earnings multiple may have made our stock attractive to momentum or day-trading investors who often shift funds into and out of stocks rapidly, exacerbating price fluctuations in either direction particularly when viewed on a quarterly basis.

Item 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

   The following discussion regarding our risk management activities contains "forward-looking statements" that involve risks and uncertainties. Actual results may differ materially from those projected in the forward-looking statements.

   We are exposed to foreign currency fluctuations through our operations in Canada and elsewhere. In our effort to hedge this risk, we typically forecast our operational currency needs, purchase such currency on the open market at the beginning of an operational period, and classify these funds as a hedge against operations. We usually limit the operational period to less than 3 months to avoid undue exposure of our asset position to further foreign currency fluctuation. While we expect to utilize this method of hedging our foreign currency risk in the future, we may change our hedging methodology and utilize foreign exchange contracts that are currently available under our operating line of credit agreement.

   Occasionally, we may not be able to correctly forecast our operational needs. If our forecasts are overstated or understated during periods of currency volatility, we could experience unanticipated currency gains or losses. At the end of the first quarter of 2000, we did not have significant foreign currency denominated net asset or net liability positions, and we had no outstanding foreign exchange contracts.

   We maintain investment portfolio holdings of various issuers, types, and maturity dates with various banks and investment banking institutions. We sometimes hold investments beyond 120 days, and the market value of these investments on any day during the investment term may vary as a result of market interest rate fluctuations. We do not hedge this exposure because short-term fluctuations in interest rates would not likely have a material impact on interest earnings. We classify our investments as available-for-sale or held-to-maturity at the time of purchase and re-evaluate this designation as of each balance sheet date. We had no outstanding short-term investments at the end of the first quarter of 2000. In the future, we expect to hold the short-term investments we buy through to maturity.

                           PART II--OTHER INFORMATION

Item 6. EXHIBITS AND REPORTS ON FORM 8-K

   (a) Exhibits--

 10.35 Deposit agreement between Chartered Semiconductor Manufacturing Ltd. and
        PMC-Sierra, Inc. dated January 31, 2000. (1)

 11.1  Calculation of earnings per share (2)

 27    Financial Data Schedule

--------
(1) Confidential treatment has been requested as to a portion of this exhibit.

(2) Refer to Note 5 of the financial statements included in Item I of Part I of this Quarterly Report.

   (b) Reports on Form 8-K--

  . A Current Report on Form 8-K was filed on March 20, 2000 to disclose the completion of the Company's purchases of Toucan Technology Ltd. and AANetcom, Inc. and to disclose that the Company had signed a definitive agreement to purchase Extreme Packet Devices Inc.

  . A Current Report on Form 8-K was filed on April 12, 2000 to disclose the completion of the Company's acquisition of Extreme Packet Devices Inc.

                                                                         ANNEX I

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-K/A

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended: December 26, 1999

[_]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from:      to

                         Commission File Number 0-19084

                               ----------------

                                PMC-Sierra, Inc.
             (Exact name of registrant as specified in its charter)

          Delaware                              94-2925073
(State or other jurisdiction                 (I.R.S. Employer
     of incorporation)                     Identification No.)

                             105-8555 BAXTER PLACE
                       BURNABY, BRITISH COLUMBIA, V5A 4V7
                                     CANADA
          (Address of principal executive offices, including zip code)

       Registrant's telephone number, including area code: (604) 415-6000

        Securities registered pursuant to Section 12(b) of the Act: None

          Securities registered pursuant to Section 12(g) of the Act:
                         Common Stock, par value $0.001

   Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [_]

   Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [_]

   The aggregate market value of the voting stock held by nonaffiliates of the Registrant, based upon the closing sale price of the Common Stock on February 15, 2000, as reported by the Nasdaq National Market, was approximately $15,831,000,000. Shares of Common Stock held by each executive officer and director and by each person who owns 5% or more of the outstanding voting stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

   As of February 15, 2000, the Registrant had 139,210,849 shares of Common Stock outstanding.

                      DOCUMENTS INCORPORATED BY REFERENCE

   Parts of the Proxy Statement for Registrant's 2000 Annual Meeting of Stockholders are incorporated by reference in Items 10, 11, 12 and 13 Part III of this Form 10-K Report.

   This amended Form 10-K for the fiscal year ended December 26, 1999 is being filed to include the supplemental disclosures of cash flows of the Registrant in Item 8, which was omitted from the original filing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART I

ITEM 1. Business.

General

   In this Annual Report, "PMC-Sierra", "PMC", "the Company", "us", "our" or "we", includes PMC-Sierra, Inc. and all our subsidiary companies.

   We issued one two-for-one stock dividend on May 14, 1999 and another on February 14, 2000. The share numbers and prices presented in this report have been adjusted to reflect these events.

   We design, develop, market and support high-performance semiconductor networking solutions. Our products are used in the high speed transmission and networking systems which are being used to restructure the global telecommunications and data communications infrastructure.

   We provide components for equipment based on Asynchronous Transfer Mode ("ATM"), Synchronized Optical Network ("SONET"), Synchronized Digital Hierarchy ("SDH"), T1/E1/J1 and T3/E3/J2 access transmission, High speed Data Link Control ("HDLC") and Ethernet. Our networking products adhere to international standards and are sold on the merchant market to over 100 customers either directly or through our worldwide distribution channels.

   PMC-Sierra was incorporated in the State of California in 1983 and reincorporated in the State of Delaware in 1997. Our principal executive office is located at 105-8555 Baxter Place, Burnaby, B.C., Canada V5A 4V7. Our Common Stock trades on the Nasdaq National Market under the symbol "PMCS" and is included in the Nasdaq-100 index.

Glossary of Terms

   We use a number of terms in this report which are familiar to industry participants but which some investors may not recognize. We have provided a glossary of some of these terms below.

   ATM: Asynchronous Transfer Mode--a high speed switching technology used in both LAN and WAN applications. ATM packages information in a fixed size (53 byte) cell format. ATM transmission rates can scale from 25 megabits per second
(Mbps) to 10 gigabits per second (Gbps).

   Bandwidth: 1. The range of frequencies that can be utilized without interference from an outside transmission of data packets between modules. 2. The volume of data that a transmission line can carry, measured in bits per second. Traditional copper lines have the lowest bandwidth potential, while fiber optic lines have the highest.

   Constant Bit Rate (CBR): A type of traffic that requires a continuous, specific amount of bandwidth over the ATM network. This is typically required for high quality video and digital voice transmission.

   Dense Wavelength Division Multiplexing (DWDM): An extension of WDM technology that allows simultaneous transmission of more than four channels on a single fiber.

   Digital Subscriber Line: Point-to-point public network access technologies that allow multiple forms of data, voice, and video to be carried over twisted-pair copper wire on the local loop between a network service provider's central office and the customer site at limited distances. Most DSL technologies don't use the full bandwidth of the twisted-pair, leaving enough room for a voice channel.

   Ethernet: A standard protocol used in the LAN that encompasses both layer 1 (the transmission and reception of bits) and layer 2 (the packaging of data into frames) functions. Ethernet supports data transfer rates of 10Mbps. The Fast Ethernet and Gigabit Ethernet standards are compatible with previous standards generations and support data transfer rates of 100 Mbps and 1,000 Mbps, respectively.

   Frame Relay: A packet-switching technology used to route frames of information within a WAN. Instead of leasing dedicated lines between all remote sites, a virtual private network is established in which remote sites are connected to a central carrier, which routes data accordingly.

   Gigabit: One billion bits.

   HDLC: High-level Data Link Control--A transmission protocol in which information that allows devices to control data flow and correct errors is embedded in a data frame. Typically used for frame relay services.

   Internet Protocol (IP): A routing protocol standard that is used by Microsoft Windows 95, Windows NT, the UNIX operating system, and the Internet. IP implements the network layer (Layer 3) of the TCP/IP protocol, which contains a network address and is used to route a message to a different network or subnetwork.

   LAN: Local Area Network--A shared network of computers that spans a relatively small area, usually confined to a single or close cluster of buildings.

   MAN: Metropolitan Area Network--A communications network that covers a geographic area, such as a city or suburb. A series of LANs at multiple sites often interconnected by public facilities.

   Megabit: One million bits.

   Multiplexing: An electronic or optical process that combines a large number of low-speed transmission lines into one high-speed line by splitting the total available bandwidth of the high-speed line into narrower bands (known as FDM or frequency division), or by allotting a common channel to several different transmitting devices, one at a time in sequence (known as TDM, or time division).

   Packet: A group of binary digits switched as a whole. Each packet contains information, a destination code, and a sequencing code in order to place the data in proper place in the sequence of packets that comprise a complete data transmission and codes used to check the transmission errors.

   Point-of-Presence (POP): 1. A geographic area within which a communications network allows local access. 2. Locations where a long-distance carrier has installed transmission equipment in a service area that serves as, or relays calls to, a network switching center of that long-distance carrier. 3. The physical site where an Internet service provider (ISP) has its modems and other networking gear. Subscribers dial into the POP for Internet access.

   Quality of Service (QoS): The ability to define a level of performance in a system. For example, ATM networks specify modes of service that ensure optimum performance for traffic, such as real-time voice and video. Voice information receives priority over data information in order to ensure speech quality and prevent delay.

   Router: Device that connects multiple LANs or the bridge between a LAN and the WAN.

   SDH: Synchronous Digital Hierarchy--An international standard for synchronous data transmission over fiber; SDH was adapted from SONET, which is employed in North America.

   SONET: Synchronous Optical Network--Standard for synchronous data transmission over fiber. Rates are measured in optical carrier (OC) units. For example, OC-1 equals rates of 51.84 Mbps and OC-3 equals rates of 155 Mbps. The international equivalent is SDH.

   T1/E1/J1: T1 is a digital transmission link with a capacity of 1.544 Mbps. A T-1 line can normally accommodate 24 voice conversations (channels), each one digitized at 64 Kbps and one 8-Kpbs channel for signaling and control. E1 is the European designation for T1 and has a capacity of approximately 2 Mbps. J1 is the Japanese designation for T1.

   T3/E3/J2: A data communications line capable of transmission speeds of 45 Mbps. A T-3 line can normally accommodate 672 voice conversations. E3 is the European designation for T3 and J2 is the Japanese designation for T3.

   Terabit: One trillion bits.

   WANs: Wide Area Network--A shared network of computers that spans a large geographical area, normally consisting of multiple LANs or MANs.

INDUSTRY BACKGROUND

   People are finding new and more demanding ways to use the world's communications networks. At home, we use the Internet to shop, pay our bills or communicate with each other. At the work site, we conduct on-line meetings, read the news, share data across departments, download reports, sell products and order supplies. These are just a few of the applications for which we use the worldwide communications infrastructure.

   The way we use the world's networks today is a relatively recent phenomenon. Until just a few years ago, the world's networks were primarily used for telephone calls and facsimile transmissions. Billions of dollars were spent by traditional phone companies to supply reliable networks to provide these services. The Internet was just a dream resident at colleges and universities. Now the Internet has become much more broadly adopted, and the public expects the networks of the world to supply the capacity to support large volumes of data traffic in addition to phone conversations.

 The Bandwidth Suppliers

   Two major types of network bandwidth suppliers are trying to address these rapidly evolving networking demands: traditional telephone companies, such as AT&T, MCI Worldcom and Sprint, and new data-centric competitive carriers such as Williams, Level 3 and UUNET. These bandwidth suppliers have used a variety of technologies to deliver their network services. Many of the traditional phone companies prefer "multi-service" Frame Relay and Asynchronous Transfer Mode (ATM) networks in order to leverage their existing infrastructures while providing the Quality of Service (QoS) required to support data, voice and other communication traffic. The newer carriers are more data-centric, and thus have preferred more Internet Protocol (IP) packet based data networks.

   Today, the newest network deployments are focusing on transporting data, voice and other communication signals over a single multi-service network. Many carriers are building networks that converge (IP) layers over ATM and Frame Relay sub-networks or directly onto fiber.

   Carriers which own multi-service networks enter into agreements with their customers to guarantee bandwidth for data or voice transport or Internet access. These agreements can enable carriers to increase revenues as the most critical traffic requirements can be guaranteed at a higher price.

   Carriers can commit to particular service levels because the QoS traffic management techniques made possible by protocols such as ATM have developed an excellent capability for providing QoS standard guarantees. Protocols such as IP have less developed, but rapidly improving, QoS characteristics. The current lack of acceptable IP-related QoS standards has prohibited the implementation of IP across the emerging global network. Thus, multi-service networks are still preferred by most of the traditional phone companies.

 The Data Wave

   Many carriers believe the next generation of communications networks will be IP-based, as their networks will transport far more data than any other type of traffic. Eventually, carriers intend to incorporate the exemplary redundancy and reliability aspects of the voice network infrastructure in new next-generation packet networks because they recognize that voice and other traffic will still need to be transported. Consumers expect their telephones to work from the moment they pick up the receiver and hear the "dial tone" to the moment they hang it up, and they do not expect to "re-boot" their phones. In keeping with this performance expectation, the builders of the Internet will attempt to develop IP networks that offer the same dependability.

 The Optical Transport Network

   The emergence of the Optical Transport Network (OTN)--a network based on glass and light transmission, rather than electrical transmission --is one of the greatest evolutions in the broadband networking arena. Most of the current Internet infrastructure is based on electrical transmission over copper wire. Many carriers consider the massive bandwidth capacity provided by fiber optics and Dense Wave Division Multiplexing (DWDM), a method of using color wavelengths to create a new network "line" for every color, a more attractive investment for long distance transmissions.

   In 1999 various carriers deployed thousands of miles of glass fiber underground and alongside railway lines or petroleum pipelines. These deployments provide communications capacity within or across continents (i.e. the WAN).Emerging lower cost DWDM systems are now being deployed in Metropolitan Area Networks (MANs).

   The emergence of the OTN has resulted in an optical/electrical convergence where optical functions mesh with electrically managed functions. In today's networks, optical wavelengths transport signals and electrical semiconductors manage the higher layer protocols, such as IP routing or switching. PMC offers products that merge existing electrical-based communications protocols, such as ATM, SONET/SDH, Internet Protocol (IP) and Gigabit Ethernet with new optical-based protocols. In the future, emerging technologies such as optical switching and routing protocols will become increasingly important.

   The standards for this electrical-to-optical interface have not been finalized. The networking industry's Optical Domain Service Interconnect industry-wide consortium has over 100 service providers and networking vendors which are attempting to develop a standards-based approach to convergence. While standards are evolving, small companies are offering the innovation, time to market, and new technology required to enable carriers to the upgrade rapidly from their existing circuit-based networks to an optical multi-service network.

   Systems suppliers for optical networking applications require semiconductor products with greater levels of integration, increased density, and higher speed capabilities. These high-speed techniques must handle access rates from
1.5 megabits per second to core Internet backbone rates of 10 gigabits per second and beyond. They must use little power, so that larger networks may be built, and comply with telephone company signal quality standards.

 Specific Trends

   The following specific trends are important to PMC-Sierra's internetworking semiconductor businesses:

  . A growing number of Internet Service Providers are using networking equipment to aggregate networking traffic from 64 kilobit per second streams with 155 Mbps or more of traffic that will be sent on fiber lines onto the MAN and WAN core backbones of the Internet.

  . For Remote Access data and voice networks, network users are upgrading their Frame Relay networks to aggregate additional dedicated line traffic (such as telephones) and differentiate data traffic protocol types such as ATM, Frame Relay and IP. These new applications are referred to as Any-Service-Any-Port (ASAP).

  . ATM networks are being created which can scale from low-rate 1.5 Mbps to Terabit rates for data, voice and video traffic which require QoS guarantees. ATM networks are being used increasingly in switching and transmission systems that seek to provide QoS to customers.

  . The current Internet infrastructure is dominated by router entry into WAN backbone fiber networks. Sometimes users sending this traffic require maximum bandwidth. These users may forego QoS and other management processing overhead to get more bandwidth. In these cases, mapping IP directly into SONET/SDH frames is more efficient because it does not use bandwidth for undesired overhead. IP-Over-SONET/SDH (POS) is a protocol used in Ethernet switches as an uplink to MAN/WAN fiber backbone rings, high-speed Terabit routers and remote access concentrators. It maps packet traffic directly into SONET/SDH lines and is being deployed by carriers for these users.

  . For residential Internet opportunities, the current 56 kilobit analog modem is a bottleneck. Emerging Digital Subscriber Line (DSL) technology uses the traditional phone lines to your home or office to provide up to several Mbps of bandwidth for Internet access. New DSL access multiplexer equipment is making the broad deployment of DSLs possible by providing a manner with which to manage all of the network traffic to and from customers using DSL services. Cable modems are also providing residential customers with higher bandwidth access methods to the internet.

  . Carriers are rapidly deploying base transceiver stations for wireless services. These stations convert waves of radio frequency air traffic into wired networks. The wired networks then aggregate, switch and process the signals at primarily T1 or E1 rates. HDLC and ATM protocols are often used to interface and process the aggregated T1 and E1 lines.

Networking Products

   We provide networking semiconductor devices and related technical service and support to equipment manufacturers for use in their communications and networking equipment. Our objective is to develop networking semiconductors that enable network systems vendors to get to market quickly with high performance, cost effective and scalable systems.

   Our product offerings can be grouped into four general areas: ATM, SONET/SDH (including POS), Remote Access and Ethernet switching. These products are generally used in networking equipment as follows:

         Table I--Networking Equipment in which PMC's Products are Used

               Networking Equipment                ATM SONET/SDH ACCESS ETHERNET
               --------------------                --- --------- ------ --------
Wide Area Network (WAN)
  Remote Access Equipment
    Frame Relay Access Devices....................                 X
    Access Multiplexers/DSLAMs*...................  X              X
    Wireless Basestations.........................  X              X
    Voice Switches................................  X      X       X
    Digital Loop Carriers.........................  X              X
    Frame Relay Switches..........................  X              X
    Internet Access Concentrators.................  X              X
  Transmission and Switching Equipment
    WAN Edge Switches.............................  X      X       X       X
    Routers.......................................  X      X       X       X
    WAN Core Switches.............................  X      X       X
    Digital Cross--Connects.......................  X      X       X
    Add-Drop Multiplexers.........................  X      X       X
    Terminal Multiplexers.........................  X      X       X
Local Area Network (LAN)
  Switches/Routers................................  X              X       X
  Network Interface Cards.........................  X

--------
* DSLAM = Digital Subscriber Line Access Multiplexer

 The following is a summary of some of our more significant products currently available. The purpose of this table is only to provide a general understanding of where our products fit. Our chips may not perform all the possible features related to a specific function. For example, we have a number of single port OC-3 ATM physical layer products which perform different functions within the physical layer of the networking hierarchy and are generally used in different applications.

                     Table II--PMC-Sierra Product Summary

                                                             Clock Rates/Throughput Capacities
                                                          ----------------------------------------
 No.      Product             Description         Voltage  T1   E1   T3   E3   J2  OC3  OC12 >OC12
 ---      -------             -----------         ------- ---- ---- ---- ---- ---- ---- ---- -----
     ATM
   1 S/UNI-MPH........ Quad T1/E1 ATM Interface    5v      x    x
   2 S/UNI-PDH........ T1/E1/T3/E3+ATM             5v      x    x    x    x
   3 S/UNI-155........ 1-port PHY                  5v                               x
   4 S/UNI-155-LITE... 1-port PHY+analog           5v                               x
                       CRU/CSU
   5 S/UNI-PLUS....... enhanced 1-port             5v                               x
                       PHY+analog CRU/CSU
   6 S/UNI-155-DUAL... 2-port PHY+analog           5v                               x
                       CRU/CSU
   7 S/UNI-QUAD....... 4-port PHY+analog           3.3v                             x
                       CRU/CSU
   8 S/UNI-155-ULTRA.. 1-port PHY+ UTP-5+analog    5v                               x
                       CRU/CSU
   9 S/UNI 622........ 1-port PHY                  5v                               x    x
  10 S/UNI-622 MAX.... 1-port PHY+analog           3.3v                                  x
                       CRU/CSU
  11 RCMP-800......... Routing Control,            5v                               x    x
                       Monitoring & Policing
  12 RCMP-200......... Routing Control,            5v                               x
                       Monitoring & Policing
  13 S/UNI-ATLAS...... Full Duplex                 3.3v                             x    x
                       RCMP+additional features
  14 AAL1gatorII...... AAL1 SAR                    3.3v    x    x    x    x    x
  15 AAL1gator-4...... AAL1 SAR--4 channel         2.5v    x    x    x    x    x
  16 AAL1gator-8...... AAL1 SAR--8 channel         2.5v    x    x    x    x    x
  17 AAL1gator-32..... AAL1 SAR--32 channel        2.5v    x    x    x    x    x
  18 LASAR-155........ ATM PHY & SAR               5v                               x
  19 QRT.............. Quad Routing Table          3.3v    x    x    x    x    x    x    x
  20 QSE.............. Quad Switching Element      3.3v    x    x    x    x    x    x    x

     SONET/SDH and POS
  21 TUPP............. VT/TU Payload               5v      x    x    x    x    x    x
                       Alignor/Processor
  22 TUPP-PLUS........ TUPP+Performance Monitor    5v      x    x    x    x    x    x
  23 TUPP-PLUS 622.... TUPP+Performance Monitor    2.5v    x    x    x    x    x    x    x
  24 TUDX............. VT/TU X-Connect Switch      5v      x    x
  25 TEMAP............ VT/TU Mapper and M13        3.3v    x    x    x    x
                       Multiplexer
  26 STXC............. Transport Overhead          5v                               x
                       Terminator
  27 STTX............. Transport Overhead          5v                                    x
                       Terminator
  28 SPECTRA-155...... Payload                     5v                               x
                       Extractor/Aligner
  29 SPECTRA-622...... Payload                     3.3v                                  x
                       Extractor/Aligner
  30 SPTX............. Path Terminating            5v                               x
                       Tranceiver
  31 S/UNI TETRA...... 4-port ATM+POS              3.3v                             x
                       PHY+analog CRU/CSU
  32 S/UNI-622-POS.... 1-port ATM+POS              3.3v                                  x
                       PHY+analog CRU/CSU

                                                              Clock Rates/Throughput Capacities
                                                         --------------------------------------------
 No.     Product            Description          Voltage  T1   E1   T3   E3   J2    OC3    OC12 >OC12
 ---     -------            -----------          ------- ---- ---- ---- ---- ---- -------- ---- -----
     Access
  33 T1XC........... 1-port framer+analog        5v       x
  34 COMET.......... 1-port framer+long haul     3.3v     x    x
                     analog
  35 E1XC........... 1-port framer+analog        5v            x
  36 QDSX........... 4-port short haul analog    5v       x    x
                     LIU
  37 TQUAD.......... 4-port framer               5v       x
  38 EQUAD.......... 4-port framer               5v            x
  39 TOCTL.......... 8-port framer               3.3v     x
  40 EOCTL.......... 8-port framer               3.3v          x
  41 S/UNI JET...... 1-port framer or ATM UNI    3.3v     x    x    x    x    x
  42 S/UNI QJET..... 4-port framer or ATM UNI    3.3v     x    x    x    x    x
  43 D3MX........... M13                         5v       x         x
                     Multiplexer/Demultiplexer
  44 TEMUX.......... 28T/21E framer, Sonet       2.5/3.3  x    x    x    x                  3     3
                     mapper & M13 Mux
  45 FREEDM-8....... 8 link, 128 ch. HDLC        3.3v     x    x    x    x
                     Controller
  46 FREEDM-32...... 32 link, 128 ch. HDLC       3.3v     x    x    x    x
                     Controller
  47 FREEDM-32P672.. 32 link, 672 ch. HDLC       3.3v     x    x    x    x
                     Controller
  48 FREEDM-32A672.. 32 link, 672 ch. HDLC       3.3v     x    x    x    x
                     Controller w' "Any-PHY"
  49 FREEDM-84P672.. 84 link, 672 ch. HDLC       3.3v     x    x    x    x           x
                     Controller
  50 FREEDM-84A672.. 84 link, 672 ch. HDLC       3.3v     x    x    x    x           x
                     Controller w' "Any-PHY"
  51 S/UNI DUPLEX... Dual Serial Link PHY        3.3v     x    x    x    x    x      x
                     Multiplexer (DSLAM)
  52 S/UNI VORTEX... Octal Serial Link PHY       3.3v     x    x    x    x    x
                     Multiplexer (DSLAM)
  53 S/UNI APEX..... ATM/Packet Traffic Mgr. &   3.3v     x    x    x    x    x      x      x
                     Switch

     Ethernet
  54 EXACT--PM3370.. 8x100 port controller       3.3v                             100m b/s
  55 EXACT--PM3380.. 1x1000 port controller      3.3v                                             x
  56 EXACT--PM3390.. 8 to 16 port EXACT Switch   3.3v                                             x
                     Matrix

                                                                        Function
                                                   ---------------------------------------------------
                                                                            Cell/Packet Traffic
 No.      Product             Description          LIU/Framr SAR Back-plane  Processor    Mgt   Switch
 ---      -------             -----------          --------- --- ---------- ----------- ------- ------
     ATM
   1 S/UNI-MPH........ Quad T1/E1 ATM Interface        x
   2 S/UNI-PDH........ T1/E1/T3/E3+ATM                 x
   3 S/UNI-155........ 1-port PHY                      x
   4 S/UNI-155-LITE... 1-port PHY+analog CRU/CSU       x
   5 S/UNI-PLUS....... enhanced 1-port                 x
                       PHY+analog CRU/CSU
   6 S/UNI-155-DUAL... 2-port PHY+analog CRU/CSU       x
   7 S/UNI-QUAD....... 4-port PHY+analog CRU/CSU       x
   8 S/UNI-155-ULTRA.. 1-port PHY+UTP-5+analog         x
                       CRU/CSU
   9 S/UNI 622........ 1-port PHY                      x
  10 S/UNI-622 MAX.... 1-port PHY+analog CRU/CSU       x
  11 RCMP-800......... Routing Control,                                          x
                       Monitoring & Policing
  12 RCMP-200......... Routing Control,                                          x
                       Monitoring & Policing
  13 S/UNI-ATLAS...... Full Duplex                                               x
                       RCMP+additional features
  14 AAL1gatorII...... AAL1 SAR                               x
  15 AAL1gator-4...... AAL1 SAR--4 channel                    x
  16 AAL1gator-8...... AAL1 SAR--8 channel                    x
  17 AAL1gator-32..... AAL1 SAR--32 channel                   x
  18 LASAR-155........ ATM PHY & SAR                   x      x
  19 QRT.............. Quad Routing Table                                        x         x
  20 QSE.............. Quad Switching Element                                    x                x

     SONET/SDH and POS
  21 TUPP............. VT/TU Payload                                             x
                       Alignor/Processor
  22 TUPP-PLUS........ TUPP+Performance Monitor                                  x
  23 TUPP-PLUS 622.... TUPP+Performance Monitor                                  x
  24 TUDX............. VT/TU X-Connect Switch                                                     x
  25 TEMAP............ VT/TU Mapper and M13            x
                       Multiplexer
  26 STXC............. Transport Overhead              x
                       Terminator
  27 STTX............. Transport Overhead              x
                       Terminator
  28 SPECTRA-155...... Payload Extractor/Aligner       x
  29 SPECTRA-622...... Payload Extractor/Aligner       x
  30 SPTX............. Path Terminating                x
                       Tranceiver
  31 S/UNI TETRA...... 4-port ATM+POS PHY+analog       x
                       CRU/CSU
  32 S/UNI-622-POS.... 1-port ATM+POS PHY+analog       x
                       CRU/CSU

     Access
  33 T1XC............. 1-port framer+analog            x
  34 COMET............ 1-port framer+long haul         x
                       analog
  35 E1XC............. 1-port framer+analog            x
  36 QDSX............. 4-port short haul analog        x
                       LIU
  37 TQUAD............ 4-port framer                   x
  38 EQUAD............ 4-port framer                   x
  39 TOCTL............ 8-port framer                   x
  40 EOCTL............ 8-port framer                   x
  41 S/UNI JET........ 1-port framer or ATM UNI        x
  42 S/UNI QJET....... 4-port framer or ATM UNI        x
  43 D3MX............. M13                             x
                       Multiplexer/Demultiplexer
  44 TEMUX............ 28T/21E framer, Sonet           x
                       mapper & M13 Mux
  45 FREEDM-8......... 8 link, 128 ch. HDLC                                      x
                       Controller
  46 FREEDM-32........ 32 link, 128 ch. HDLC                                     x
                       Controller
  47 FREEDM-32P672.... 32 link, 672 ch. HDLC                                     x
                       Controller
  48 FREEDM-32A672.... 32 link, 672 ch. HDLC                                     x
                       Controller w' "Any-PHY"
  49 FREEDM-84P672.... 84 link, 672 ch. HDLC                                     x
                       Controller
  50 FREEDM-84A672.... 84 link, 672 ch. HDLC                                     x
                       Controller w' "Any-PHY"
  51 S/UNI DUPLEX..... Dual Serial Link PHY            x             x                            x
                       Multiplexer (DSLAM)
  52 S/UNI VORTEX..... Octal Serial Link PHY           x             x                            x
                       Multiplexer (DSLAM)
  53 S/UNI APEX....... ATM/Packet Traffic Mgr. &              x                  x         x      x
                       Switch

     Ethernet
  54 EXACT--PM3370.... 8x100 port controller                                     x                x
  55 EXACT--PM3380.... 1x1000 port controller                                    x                x
  56 EXACT--PM3390.... 8 to 16 port EXACT Switch                                 x                x
                       Matrix

   Industry analysts have recognized us as the market leader in ATM physical layer solutions. We offer LAN, Edge and WAN core ATM switch chip sets. Our ATM physical layer products come in a variety of packages and provide the interface to copper or fiber cabling along with framing and mapping functions. The S/UNI product line offers physical layer solutions in a range from 1.5 megabits to 622 megabits.

   Our line of RCMP/ATLAS ATM layer processors handle higher layer ATM protocols such as policing, operations and management, fault and performance monitoring, while our ATM Switch chips offer a routing table and switching element solution capable of running at up to 622 megabytes per second.

   In 1998, we added the S/UNI--ATLAS to our product portfolio. This product is a 622 Mbit/s ATM Layer device which integrates traffic policing, fault management, performance monitoring, address resolution and translation onto one chip. This full duplex chip is intended for the broadband OC-3 and OC-12 interface required for ATM edge, enterprise and core switches.

   In 1999 we also introduced a chip set consisting of: The SPECTRA--622, the TUPP+622 and the TEMAP. These SONET/SDH/T1/E1 products provide the framing, tributary processing and mapping functions for fully channelized applications such as multi-service add-drop multiplexers, switches, routers, concentrators and central office digital cross-connects for rates between DS-O (64 Kbit/s) through to OC-12/STM4 (622 Mbit/s).

   In 1999, we introduced the VORTEX chipset, an ATM or packet-based DSLAM solution. The chipset provides traffic management, aggregation, switching maintenance and management functions for all DSL service types. The VORTEX chipset is comprised of the S/UNI-Duplex line card multiplexer, the S/UNI-VORTEX core card multiplexer and the S/UNI-APEX traffic manager and switch. The VORTEX chipset can be combined with the S/UNI-ATLAS in DSLAM equipment used to provide high speed consumer internet access, as well as third generation wireless base stations, base station controllers and multi-service access equipment.

   Our Remote Access products include T1/E1 framers, and high density Frame Relay and HDLC controllers. Our devices are used in data communications applications such as multi-service and digital subscriber line access multiplexers, frame relay access devices, Internet Protocol routers, wireless base stations and remote access concentrators. Our access products are also used for telecommunications applications such as private branch exchanges, digital loop carriers, Class 5 switches, digital access cross connect systems, add-drop multiplexers and base transceiver stations.

   In 1999, we introduced four new products representing the next generation of our family of FREEDM high density packet processors. The FREEDM 32P672 and FREEDM 32A672 support up to 672 simultaneous HDLC channels across up to 32 T1 or E1 links while the FREEDM 84P672 and FREEDM 84A672 support up to 672 simultaneous HDLC channels across up to 84 T1 or E1 links. The "P" variety of FREEDM products can be used in PCI-based remote access concentrators, while the "A" variety can be used in voice-over-IP gateways and frame relay interfaces.

   In 1999, we introduced the TEMUX chip to work along with the new FREEDM products. The TEMUX integrates 28 T1 framers, 21 E1 framers, a DS-3 framer/multiplexer and SONET/SDH mappers into a single chip. The FREEDM/TEMUX chip set provides a solution for packet-based T1/E1 over channelized DS-3 or SONET/SDH interfaces used in Internet access switch, router and access multiplexer equipment.

   Also in 1999, we introduced the S/UNI-JET, a single channel J2, E3, T3 framer with ATM cell delineation. The 3.3 volt S/UNI-JET is designed for DSLAMs, customer premise equipment routers, and access concentrators.

Non-Networking Products

   In the third quarter of 1996, we announced our decision to exit the modem chipset business and discontinue development of our custom chipsets. We disposed of all modem-related inventories in 1997. Our remaining non-networking products are still being sold but we are not planning new development or follow-on products. Revenues from other non-networking products declined rapidly in 1998 and 1999.

Sales, Marketing and Distribution

   Our sales and marketing strategy is to be designed into our customers' equipment by developing and selling superior products for which we will provide premium service and technical support. We maintain close working relationships with our customers in order to make products that address their needs. We provide technical support to customers through field application engineers, technical marketing and factory systems engineers. We believe that providing comprehensive product service and support is critical to shortening customers' design cycles and maintaining a competitive position in the networking market.

   We sell our products directly and through distributors, independent manufacturers' representatives and manufacturing subcontractors. Based on end users and ignoring sales to distributors or sub-contractors, Lucent Technologies and Cisco Systems each represented greater than 10% of our 1999 revenues. In 1999, the country purchasing the largest percentage of our products outside of the United States was Canada at 15%. Our international sales accounted for 31% in 1999 , 32% in 1998 and 30% in 1997.

Manufacturing

   Independent foundries and chip assemblers manufacture all of our products. We receive most of our wafers in finished form from Chartered Semiconductor Manufacturing Ltd. ("Chartered"), and Taiwan Semiconductor Manufacturing Corporation ("TSMC"). These independent foundries produce our networking products at feature sizes down to 0.25 micron. We believe that by using independent foundries to fabricate our wafers, we are better able to concentrate our resources on designing and testing new products. In addition, we avoid much of the capital cost associated with owning and operating a fabrication facility.

   We have supply agreements with Chartered and TSMC. We have made deposits to secure access to wafer fabrication capacity under both of these agreements. At December 31, 1999 and 1998, we had $19.1 and $23.1 million, respectively, in deposits with the foundries. Under these agreements, the foundries must supply certain quantities of wafers per year. Neither of these agreements have minimum unit volume requirements but we are obliged under one of the agreements to purchase a minimum percentage of our total annual wafer requirements provided that the foundry is able to continue to offer competitive technology, pricing, quality and delivery. The agreements may be terminated if either party does not comply with the terms. We expect to spend $6.1 million in additional deposits to secure foundry capacity in 2000 and to receive a refund of $4.6 million of existing deposits.

   Wafers supplied by outside foundries must meet our incoming quality and test standards. We conduct the majority of our test operations on advanced mixed signal and digital test equipment in our Burnaby, British Columbia, Canada facility. The remainder of our testing is performed predominantly by independent Asian companies.

Research and Development

   Our current research and development efforts are targeted at integrating multiple channels or functions on single chips, broadening the number of products we provide to address varying protocols and networking functions, and increasing the speeds at which our chips operate.

   We have design centers in or near Vancouver (Canada), Portland (Oregon), Gaithersburg (Maryland), San Jose (California), Galway (Ireland), Montreal (Canada), Ottawa (Canada) and Saskatoon (Canada).

   We spent $63.3 million in 1999, $35.9 million in 1998, and $22.9 million in 1997 on research and development. In 1998, we also expensed $39.2 million of in process research and development, $37.8 million of which related to the acquisition of Integrated Telecom Technologies and $1.4 million of which related to the acquisition of other technology.

Backlog

   We sell primarily pursuant to standard short-term purchase orders. Our customers frequently revise the quantity actually purchased and the shipment schedules to reflect changes in their needs. As of December 31, 1999, our backlog of products scheduled for shipment within six months totaled $155.2 million. As of December 31, 1998, our backlog of products scheduled for shipment within six months totaled $56.3 million. Our customers may cancel a significant portion of the backlog at their discretion without penalty. Accordingly, we believe that our backlog at any given time is not a meaningful indicator of future revenues.

Competition

   The markets for our products are intensely competitive and subject to rapid technological advancement in design tools, wafer manufacturing techniques, process tools and alternate networking technologies. We must identify and capture future market opportunities to offset the rapid price erosion that characterizes our industry. We may not be able to develop new products at competitive pricing and performance levels. Even if we are able to do so, we may not complete a new product and introduce it to market in a timely manner. Our customers may substitute use of our products with those of current or future competitors.

   We typically face competition at the design stage, where customers evaluate alternative design approaches that require integrated circuits. Our competitors have increasingly frequent opportunities to supplant our products in next generation systems because of shortened product life and design-in cycles in many of our customers' products.

   Major domestic and international semiconductor companies, such as Intel, IBM, and Lucent Technologies, are concentrating an increasing amount of their substantially greater financial and other resources on the markets in which we participate. This represents a serious competitive threat to PMC. Emerging companies also provide significant competition in our segment of the semiconductor market.

   Our competitors include Applied Micro Circuits Corporation, Broadcom, Conexant Systems, Cypress Semiconductor, Dallas Semiconductor, Galileo Technology, Integrated Device Technology, IBM, Infineon, Intel, Lucent Technologies, Motorola, MMC Networks, Texas Instruments, Transwitch and Vitesse Semiconductor. Over the next few years, we expect additional competitors, some of which may also have greater financial and other resources, to enter the market with new products. In addition, we are aware of venture-backed companies that focus on specific portions of our broad range of products. These companies, individually or collectively, could represent future competition for many design wins, and subsequent product sales.

Licenses, Patents And Trademarks

   We have several U.S. patents and a number of pending patent applications in the U.S. and Europe. In addition to such factors as innovation, technological expertise and experienced personnel, we believe that a strong patent position is becoming increasingly important to compete effectively in the industry. We therefore have an active program to acquire additional patent protection.

   We apply for mask work protection on our circuit designs. We also attempt to protect our software, trade secrets and other proprietary information by, among other security measures, entering into proprietary information agreements with employees. Although we intend to protect our rights vigorously, we do not know if the measures we use will be successful.

   PMC and its logo are our registered trademarks and service marks. We own other trademarks and service marks not appearing in this Form 10-K Annual Report. Other trademarks used in this Form 10-K Annual Report are owned by other entities.

Employees

   As of December 31, 1999, the Company had 660 employees, including 376 in research and development, 100 in production and quality assurance, 110 in marketing and sales and 74 in administration. Our employees are not represented by a collective bargaining agreement. We have never experienced any work stoppage. We believe our employee relations are good.

ITEM 2. Properties.

   Our executive offices and much of our test, sales and marketing, and design and engineering operations are located in an approximately 256,000 square foot leased facility in Burnaby, British Columbia, Canada. This facility is leased through May 2006. The Company also leases offices for its staff in Massachusetts, North Carolina, Illinois, Texas, Maryland, California, Ontario (Canada), Quebec (Canada), Saskatchewan (Canada), Barbados, Ireland, Germany, Sweden, Taiwan, the Peoples' Republic of China and the United Kingdom.

   We lease approximately 3,500, 17,000 and 84,000 square feet of office space in three locations in or near San Jose. The leases expire in May 2002, May 2004 and September 2010, respectively. We also lease 16,000 square feet of office space in Maryland and 42,000 square feet of office space in Oregon. These facilities are leased through to June 2005 and March 2009, respectively.

ITEM 3. Legal Proceedings.

   Not applicable.

ITEM 4. Submission of Matters to a Vote of Security Holders.

   Not applicable.

                                    PART II

ITEM 5. Market for Registrant's Common Equity and Related Stockholder Matters.

   Stock Price Information. Our common stock trades on the Nasdaq National Market under the symbol PMCS. The following table sets forth, for the periods indicated, the high and low closing sale prices for our Common Stock as reported by the Nasdaq National Market:

                                                                    High   Low
                                                                   ------ ------
   1998
   First Quarter.................................................. $ 9.77 $ 6.50
   Second Quarter.................................................  12.82   9.25
   Third Quarter..................................................  11.94   6.66
   Fourth Quarter.................................................  16.41   5.72

                                                                    High   Low
                                                                   ------ ------
   1999
   First Quarter.................................................. $20.50 $15.82
   Second Quarter.................................................  31.03  17.82
   Third Quarter..................................................  55.00  32.21
   Fourth Quarter.................................................  80.16  40.00

   We issued a two-for-one stock dividend on May 14, 1999 and another on February 14, 2000. Accordingly, the prices presented above have been adjusted to reflect these events.

   To maintain consistency, the information provided above is based on calendar quarters rather than fiscal quarters. As of February 15, 2000, there were approximately 856 holders of record of the Company's Common Stock.

   The Company has never paid cash dividends on its Common Stock. The Company currently intends to retain earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future. The Company's current bank credit agreement prohibits the payment of cash dividends without the approval of the bank.

ITEM 6. Selected Financial Data.

                      Summary Consolidated Financial Data*
                   (in thousands, except for per share data)

                                        Year Ended December 31,(1)
                               -----------------------------------------------
                               1999(2)  1998(3)   1997(4)   1996(5)   1995(6)
                               -------- --------  --------  --------  --------
STATEMENT OF OPERATIONS DATA:
Net revenues.................  $262,477 $161,812  $127,166  $188,371  $188,724
Gross profit.................   207,114  123,592    94,101    93,423    91,614
Research and development.....    63,333   35,891    22,880    29,350    23,428
In process research and
 development.................       --    39,176       --      7,783       --
Impairment of intangibles
 assets......................       --     4,311       --        --        --
Marketing, general and
 administrative..............    45,324   30,161    23,666    30,691    30,051
Costs of merger..............       866      --        --        --        --
Purchase price adjustment--
 compensation................       --       --        --        --     10,624
Restructuring and other
 charges.....................       --       --     (1,383)   64,670       --
Income (loss) from
 operations..................    97,591   14,053    48,938   (39,071)   27,511
Gain on sale of investments..    26,800
Income (loss) from continuing
 operations..................    90,020   (5,945)   34,184   (48,150)   23,976
Loss from discontinued
 operations..................       --       --        --        --    (22,497)
Net income (loss)............  $ 90,020 $ (5,945) $ 34,184  $(48,150) $  1,479
Net income (loss) per share--
   basic: (7) from continuing
   operations................  $   0.66 $  (0.05) $   0.27  $  (0.41) $   0.22
  from discontinued
   operations................       --       --        --        --      (0.21)
                               -------- --------  --------  --------  --------
    Net income (loss)........  $   0.66 $  (0.05) $   0.27  $  (0.41) $   0.01
                               ======== ========  ========  ========  ========
Net income (loss) per share--
   diluted: (7) from
   continuing operations.....  $   0.60 $  (0.05) $   0.26  $  (0.41) $   0.21
  from discontinued
   operations................       --       --        --        --      (0.20)
                               -------- --------  --------  --------  --------
    Net income (loss)........  $   0.60 $  (0.05) $   0.26  $  (0.41) $   0.01
                               ======== ========  ========  ========  ========
Shares used in per-share
 calculation--basic..........   137,428  130,760   124,756   118,876   108,072
Shares used in per-share
 calculation--diluted........   151,134  130,760   131,122   118,876   114,480

                                          As of December 31, (1)
                               -----------------------------------------------
                                 1999     1998      1997      1996      1995
                               -------- --------  --------  --------  --------
BALANCE SHEET DATA:
Cash, cash equivalents and
 short-term investments......  $190,727 $ 89,400  $ 69,293  $ 42,062  $ 45,937
Working capital..............   165,247   73,612    58,744    20,438    32,741
Total assets.................   341,970  204,496   149,577   129,914   184,860
Long term debt (including
 current portion)............     2,428   11,005    13,794    24,637    12,718
Stockholders' equity.........   235,686  130,675    90,714    48,444    81,000

--------
 * All financial information has been restated to reflect the acquisition of Abrizio Inc. in August 1999, which was accounted for as a pooling of interests.

(1) The Company's fiscal year ends on the last Sunday of the calendar year. The reference to December 31 has been used as the fiscal year end for ease of presentation.

(2) Results for the year ended December 31, 1999 includes gains of $26.8 million and the related tax provision of $3.6 million on sale of investments and a $0.9 million charge for costs of merger for the acquisition of Abrizio Inc.

(3) Results for the year ended December 31, 1998 include an in process research and development charge of $39.2 million and a charge for impairment of intangible assets of $4.3 million.

(4) Results for the year ended December 31, 1997 include a recovery of $1.4 million from the reversal of the excess accrued restructure charge resulting from the conclusion of the restructuring.

(5) Results for the year ended December 31, 1996 include a restructuring charge of $69.4 million related to Company's exit from the modem chipset business and the associated restructuring of its non-networking operations, and a $7.8 million in process research and development charge.

(6) Results for the year ended December 31, 1995 include a $10.6 million purchase price adjustment relating to the finalization of the acquisition of the Company's Canadian networking product operations.

(7) Reflects 2-for-1 stock splits effective February 2000, April 1999 and October 1995.

Quarterly Comparisons

   The following tables set forth the consolidated statements of operations for each of the Company's last eight quarters. This quarterly information is unaudited and has been prepared on the same basis as the annual consolidated financial statements. In management's opinion, this quarterly information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.
                          Quarterly Data (Unaudited)*
                     (in thousands, except per share data)

                             Year Ended December 31, 1999       Year Ended December 31, 1998
                          ---------------------------------- -----------------------------------
                          Fourth  Third(1) Second(2)  First  Fourth  Third(3) Second(4)   First
                          ------- -------- --------- ------- ------- -------- ---------  -------
STATEMENT OF OPERATIONS
 DATA:
Net revenues............  $80,600 $71,601   $59,887  $50,389 $45,437 $42,105  $ 39,975   $34,295
Gross profit............   64,069  56,831    46,799   39,415  35,355  32,070    30,007    26,160
Research and
 development............   19,228  16,863    14,706   12,536  11,864  10,085     7,919     6,023
In process research and
 development............      --      --        --       --      --      --     39,176       --
Marketing, general and
 administrative.........   13,208  11,251    10,733   10,132   8,210   8,144     7,627     6,180
Costs of merger.........      --      866       --       --      --      --        --        --
Impairment of intangible
 assets.................      --      --        --       --      --    4,311       --        --
Income (loss) from
 operations.............   31,633  27,851    21,360   16,747  15,281   9,530   (24,715)   13,957
Gain on sale of
 investments............      --      --     26,800      --      --      --        --        --
Net income (loss).......  $22,532 $19,443   $36,969  $11,076 $ 9,697 $ 4,529  $(29,650)  $ 9,479
Net income (loss) per
 share--basic(5)........  $  0.16 $  0.14   $  0.27  $  0.08 $  0.07 $  0.03  $  (0.23)  $  0.07
Shares used in per-share
 calculation--basic.....  140,726 139,828   134,978  134,182 132,800 131,686   129,932   128,626
Net income (loss) per
 share--diluted(5)......  $  0.14 $  0.13   $  0.25  $  0.08 $  0.07 $  0.03  $  (0.23)  $  0.07
Shares used in per-share
 calculation--diluted...  157,020 154,648   147,524  145,342 142,464 140,488   129,932   136,710

--------
 * All financial information has been restated to reflect the acquisition of Abrizio Inc. in August 1999, which was accounted for as a pooling of interests.

(1) Income (loss) from operations and net income includes a $0.9 million charge for costs of merger for the acquisition of Abrizio Inc.

(2) Income (loss) from operations includes gains of $26.8 million and the related tax provision of $3.6 million on sale of investments.

(3) Income (loss) from operations and net income includes a $4.3 million charge for impairment of intangible assets.

(4) Income (loss) from operations and net income includes a $39.2 million charge for in process research and development.

(5) Reflects 2-for-1 stock splits effective February 2000 and April 1999.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

   Some statements in this report constitute "forward looking statements" within the meaning of the federal securities laws, including those statements relating to:

  . revenues;

  . gross margins;

  . gross profit;

  . research and development expenses marketing, general and administrative expenditures; and

  . capital resources sufficiency.

   Our results may differ materially from those expressed or implied by the forward-looking statements for a number of reasons, including those described below in "Factors You Should Consider Before Investing in PMC-Sierra." We may not, nor are we obliged to, release revisions to forward-looking statements to reflect subsequent events.

   We issued a two-for-one stock dividend on May 14, 1999 and another on February 14, 2000. Share numbers and prices in this report have been adjusted to reflect these events.

   General. We design, develop, market and support high-performance semiconductor solutions for advanced telecommunications and data communications networking markets. Our products are used in the broadband communications infrastructure and high bandwidth networks. We supply ATM, SONET/SDH, T1/E1, T3/E3 and ethernet semiconductors.

   In January and March 2000, we announced acquisitions of Toucan Technology Limited, AANetcom Inc. and Extreme Packet Devices ("Extreme") in exchange for approximately 7 million shares of Common Stock and options to purchase Common Stock. This includes an estimated 1.9 million shares of Common Stock and Options for the purchase Extreme. The exact number of shares will vary along with the market price of our Common Stock until the Extreme transaction closes. We expect to account for these transactions using the pooling-of-interests method.

   In September 1999, we acquired Abrizio, Inc., a fabless semiconductor company that specializes in broadband switch chip fabrics used in core ATM switches, digital cross-connects, and terabit routers. We issued approximately 8,704,000 shares of Common Stock and stock options in exchange for all of the equity securities of Abrizio.

   The transaction was accounted for as a pooling of interests under Accounting Principles Board Opinion No. 16. Accordingly, all prior period consolidated financial statements presented have been restated to include the results of operations, financial position and cash flows of Abrizio as though it had always been a part of PMC.

   In the second quarter of 1998, we expanded our portfolio of ATM layer and switching products by acquiring Integrated Telecom Technology Inc. ("IGT"). IGT was a fabless semiconductor company headquartered in Gaithersburg, MD. IGT also had a development site in San Jose, CA. IGT made ATM switching chipsets for wide area network applications as well as ATM Segmentation-and-Reassembly and other telecommunication chips.

   We paid $55.0 million in total consideration to acquire IGT. We paid $17.8 million cash to IGT shareholders, $9.0 million cash to IGT creditors and issued approximately 2,516,000 shares of Common Stock and options to purchase Common Stock. The purchase price also included $850,000 in professional fees and other direct acquisition costs (see note 2 of the Consolidated Financial Statements).

   The IGT acquisition was accounted for as a purchase. The amount allocated to in process research and development ("IPR&D") of $37.7 million was expensed on the acquisition date. Our valuation employed the SEC's guidelines regarding acceptable methodologies for valuing IPR&D. We considered the stage of completion of individual projects and the risk associated with the stage of completion of the technology.

   During the third quarter of 1998, we determined that a portion of the intangible assets recognized in connection with the IGT acquisition was impaired as we had terminated development work on a project. We recorded an impairment of intangible assets of $4.3 million because we determined that the developed and core technology related to this project was not technologically feasible and had no alternative future use.

Results of Operations

Net Revenues ($000,000)

                                              1999  Change   1998  Change   1997
                                             ------ ------  ------ ------  ------
Networking products......................... $245.2   76 %  $139.5    63 % $ 85.5
Non-networking--other....................... $ 17.3  (22)%  $ 22.3   (38)% $ 35.8
Non-networking--modem.......................    --             --   (100)% $  5.9
                                             ------  ---    ------  ----   ------
  Total net revenues........................ $262.5   62 %  $161.8    27 % $127.2
                                             ======  ===    ======  ====   ======

   Net revenues increased 62% in 1999 as the growth in volume of sales of networking products exceeded the decline in revenues from non-networking products.

   Networking revenues grew 76% in 1999 and 63% in 1998. Our growth was driven by growth in our customers' networking equipment business and our customers' continued transition from designs based on custom semiconductors to designs based on standard semiconductors.

   Non-networking--other revenues, which include custom and other semiconductor revenues, declined 22% from 1998 to 1999 and 38% from 1997 to 1998. This reflects our strategic decision to restructure our other non-networking business and to focus on networking semiconductor business. We are supporting non-networking products for existing customers, but have not developed any further products of this type since 1996.

   Consistent with our 1996 restructuring, we exited the modem chipset business and sold all our modem chipset inventories in 1997. No future revenues are expected from that business.

Gross Profit ($000,000)

                                             1999   Change   1998   Change  1997
                                            ------  ------  ------  ------  -----
Networking products........................ $199.2    76 %  $113.1    63 %  $69.5
  Percentage of networking revenues........     81%             81%            81%
Non-networking products.................... $  7.9   (25)%  $ 10.5   (57)%  $24.6
  Percentage of non-networking revenues....     46%             47%            69%
  Total gross profit....................... $207.1    68 %  $123.6    31 %  $94.1
  Percentage of net revenues...............     79%             76%            74%

   Total gross profit increased 68% from 1998 to 1999 and 31% from 1997 to 1998 as increased gross profit from higher sales volumes of networking products offset a decline in gross profit due to lower revenues and margins from non-networking products.

   Networking gross profit in 1999, as a percentage of revenues, was consistent with 1998 and 1997. Lower wafer costs, higher wafer yields and new product production ramps offset reductions in average selling prices for sales of existing products.

   The gross margins of these products were high relative to overall gross margins in the semiconductor industry because our chips are highly complex and are sold in relatively low volumes. In 1999, each of our networking products accounted for less than 10% of total networking revenue. We believe that, as the market for our networking products grows and customers purchase in greater volumes, gross profit as a percentage of revenues will decline.

   Non-networking gross profit decreased by 25% from 1998 to 1999 and 57% from 1997 to 1998. Our non-networking gross profit continues to decline because of the lack of new products.

Other Costs and Expenses ($000,000)

                                             1999   Change 1998   Change 1997
                                             -----  ------ -----  ------ -----
Research and development.................... $63.3    76%  $35.9    57%  $22.9
  Percentage of net revenues................    24%           22%           18%
Marketing, general & administrative......... $44.1    51%  $29.2    25%  $23.4
  Percentage of net revenues................    17%           18%           18%
Amortization of goodwill.................... $ 1.3    37%  $ 0.9   205%  $ 0.3
  Percentage of net revenues................     0%            1%            0%
Costs of merger............................. $ 0.9    --     --    --      --
  Percentage of net revenues................     0%          --            --
In process research & development...........   --     --   $39.2   --      --
  Percentage of net revenues................                  24%          --
Impairment of intangible assets.............   --     --   $ 4.3   --      --
  Percentage of net revenues................   --              3%          --
Restructuring and other costs...............   --     --     --    --    $(1.4)
  Percentage of net revenues................   --            --             (1)%

   Research and Development and Marketing, General and Administrative Expenses. Our research and development ("R&D") expenses increased both in absolute dollars and as a percentage of net revenues in 1999 and in 1998. R&D expenditures increased in 1999 and 1998 because we hired more employees, expanded R&D subcontracting and acquired Abrizio Inc. and IGT. Substantially all R&D activity carried out in 1999, 1998 and 1997 related to networking products.

   We incur R&D expenditures in order to attain technological leadership from a multi-year perspective. This has caused R&D spending to fluctuate from quarter to quarter. We expect such fluctuations, particularly when measured as a percentage of net revenues, to occur in the future, primarily due to the timing of expenditures and changes in the level of net revenues. In the future, we expect R&D expenses to increase and relate entirely to networking products.

   From 1998 to 1999 and from 1997 to 1998, we increased total marketing, general and administrative expenses by 51% and 25% respectively. From 1998 to 1999, these expenses as a percentage of total net revenues declined because many marketing, general and administrative expenses are fixed in the short term. Therefore, during periods of rising revenues, these expenses decline as a percentage of revenues. We expect marketing, general and administrative costs to increase in absolute dollars during 2000.

   Amortization of Goodwill. Goodwill amortization increased from 1998 to 1999 and from 1997 to 1998 as we amortized the goodwill recorded as a result of the acquisition of IGT. Our strategic plan anticipates acquiring companies or assets in 2000. The purchase method of accounting may be used to account for these acquisitions. This could result in significant goodwill amortization charges in future period which could materially impact our operating results.

   Costs of Merger. We incurred approximately $900,000 in merger costs related to the 1999 acquisition of Abrizio. We expect to incur significant merger costs related to future acquisitions.

   In Process Research and Development ("IPR&D"). No IPR&D charges were incurred in 1999. Our operating earnings could be materially impacted from significant IPR&D charges if we acquire companies or assets in 2000 and use the purchase method of accounting.

   In 1998, we recorded IPR&D expenses of $39.2 million. These charges include $37.8 million related to the acquisition of IGT and $1.4 million related to the acquisition of technology which had not reached technological feasibility and had no alternative future use.

   In our allocation of the IGT acquisition purchase price to IPR&D, we considered the following for each in process project at the time of the acquisition:

    (1) the present value of forecasted cash flows and income that were expected to result from the projects;

     (2) the status of projects;

     (3) completion costs;

     (4) project risks;

     (5) the value of core technology; and

     (6) the stage of completion of the individual project.

   In valuing the core technology, we ensured that the relative allocations to core technology and IPR&D were consistent with the relative contributions of each. In the determination of the value of IPR&D, we ensured that the value of IPR&D only considered efforts completed as of the date IGT was acquired.

   The amount allocated to IPR&D of $37.8 million was expensed upon acquisition, as it was determined that the underlying projects had not reached technological feasibility, had no alternative future use and successful development was uncertain.

   As of the acquisition date, IGT had three development projects in process. In order to develop these projects into commercially viable products, we had to complete all planning, designing and testing activities necessary to establish that the products could be produced to meet their design requirements.

   The calculations of value assigned to the IPR&D reflected the efforts of IGT prior to the close of the acquisition. The estimated completion percentage, estimated technology life and projected introduction date of the three development projects as of the acquisition date were as follows:

                                                Percent  Technology Introduction
   Project                                     Completed    Life        Date
   -------                                     --------- ---------- ------------
   Project A..................................     78%    5 years       1999
   Project B..................................     83%    5 years       1999
   Project C..................................     65%    6 years       1998

   Project A related to the development of an ATM switching system. Projects B and C related to the segmentation and reassembly ("SAR") of data in an ATM network.

   We completed project A in the first quarter of 1999 and were in full production by the end of the year. We completed development of Project B in the fourth quarter of 1998 and were in full production in the first quarter of 1999. This was consistent with our initial estimates used in the valuation of the projects. We terminated development on Project C during the third quarter of 1998 (see "Impairment of Intangible Assets").

   Research and development efforts related to Project A and B are substantially complete and actual results to date have been consistent, in all material respects, with our assumptions at the time of the acquisitions. The assumptions primarily consist of an expected completion date for the in-process projects, estimated costs to complete the projects, and revenue and expense projections once the products have entered the market. Products related to Project A and B from the IGT acquisition have been introduced to the market in the last nine to twelve months. Shipment volumes of products from acquired technologies are not material to our overall position at the present time. Therefore, it is difficult to determine the accuracy of overall revenue projections early in the technology or product life cycle. Failure to achieve the expected levels of revenues and net income from these products will negatively impact the return on investment expected at the time that the acquisition was completed and potentially result in impairment of any other assets related to the development activities.

   Impairment of Intangible Assets. During the third quarter of 1998, we abandoned a development project. We determined that a portion of the intangible assets recognized in connection with the IGT acquisition was impaired.

   The terminated project related to ongoing development of a Segmentation-and-Reassembly chip used to convert data packets to ATM data cells (refer to Project C in "In Process Research and Development" above). The few customers who were using a predecessor chip were notified of the termination of all future development of this technology. The technology was specialized and has no alternative future use.

Interest and Other Income, Net ($000,000)

                                                 1999  Change 1998  Change 1997
                                                 ----  ------ ----  ------ ----
   Interest and other income, net............... $7.2   148%  $2.9   190%  $1.0
   Percentage of net revenues...................    3%           2%           1%

   Interest and Other Income, net. Higher cash balances available to earn interest caused interest income to increase in 1999, 1998 and 1997. In addition, in 1999 we included approximately $792,000 of income which came as a result of an equity interest in another company. Interest expense decreased in 1999 and 1998 due to lower capital leases. This reduction was partially offset by additional interest expense from debt assumed from Abrizio and leases assumed from IGT.

   Provision for Income Taxes. Our 1999 and 1998 income tax provision primarily reflects the provision for income taxes for our Canadian subsidiary. Our U.S. taxes for 1999 and 1998 were largely eliminated by tax losses realized from our 1996 restructuring charge. The $39.2 million charge for IPR&D and the related $4.3 million impairment of intangible assets taken in 1998 are non-deductible and will not result in any future tax benefits.

   Recently Issued Accounting Standards. In June 1998, the FASB issued Statement of Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. We expect to adopt the new Statement effective January 1, 2001. The Statement will require the recognition of all derivatives on our consolidated balance sheet at fair value. We anticipate that the adoption of this Statement will not have a significant effect on our operating results or financial position.

   Liquidity and Capital Resources. Cash and cash equivalents and short-term investments increased from $89.4 million at the end of 1998 to $190.7 million at the end of 1999. During 1999, operating activities provided $106.2 million in cash. The net income of $90.0 million in 1999 includes non-cash charges of $17.6 million for depreciation, $5.9 million for amortization and a non-cash credit of $26.8 million for gains from the sale of certain investments.

   During 1999, we spent $9.1 million on investments and $30.7 million on new plant and equipment. We also used cash to increase short-term investments by $55.7 million and to reduce our debt and capital lease obligations by $8.6 million. We received $4.0 million in a wafer fabrication deposit refund, $28.6 million from our sale of an investment and $11.3 million by issuing Common Stock, principally under our stock option and purchase plans.

   Our principal source of liquidity at December 26, 1999 was our cash, cash equivalents and short-term investments of $190.7 million. We also have a line of credit with a bank that allows us to borrow up to $15 million provided, along with other restrictions, that we do not pay cash dividends or make any material divestments without the bank's written consent.

   We have supply agreements with two independent foundries that supply substantially all of the wafers for our products. We have made deposits to secure access to wafer fabrication capacity under both of these agreements. At December 31, 1999 and 1998, we had $19.1 and $23.1 million, respectively, in deposits with the foundries. Under these agreements, the foundries must supply certain quantities of wafers per year. Neither of these agreements have minimum unit volume requirements but we are obliged under one of the agreements to purchase a minimum percentage of our total annual wafer requirements provided that the foundry is able to continue to offer competitive technology, pricing, quality and delivery. The agreements may be terminated if either party does not comply with the terms. We expect to spend $6.1 million in additional deposits to secure foundry capacity in 2000 and to receive a refund of $4.6 million of existing deposits.

   We purchased $39.1 million in goods from our foundry suppliers during 1999 compared to $22.4 million in 1998. Those amounts may not be indicative of any future period since wafer prices and our volume requirements may change.

   In each year, we are entitled to receive a refund of a portion of these deposits. The amount to be received is based on the annual purchases from those foundries compared to the target levels in the agreements. Based on 1999 purchases, we received a $4.0 million refund from one of the foundries in the first quarter of 2000. If we do not receive our deposits back during the term of the agreements, then they will be returned to us at the end of the term.

   We believe that existing sources of liquidity and anticipated funds from operations will satisfy our projected working capital and capital expenditure requirements through the end of 2000. We expect to purchase or arrange capital leases for approximately $55.0 million of new capital expenditures during 2000. In 1999, actual capital expenditures totaled $30.7 million.

        FACTORS THAT YOU SHOULD CONSIDER BEFORE INVESTING IN PMC-SIERRA

   Our company is subject to a number of risks--some are normal to the fabless networking semiconductor industry, some are the same or similar to those disclosed in previous SEC filings, and some may be present in the future. You should carefully consider all of these risks and the other information in this report before investing in PMC. The fact that certain risks are endemic to the industry does not lessen the significance of the risk.

   As a result of these risks, our business, financial condition or operating results could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose part or all of your investment.

   If one or more of our customers changes their ordering pattern or if we lose one or more of our customers, our revenues could decline

   We depend on a limited number of customers for a major portion of our revenues. Through direct, distributor and subcontractor purchases, Lucent Technologies and Cisco Systems each accounted for more than 10% of our fiscal 1999 revenues. We do not have long-term volume purchase commitments from any of our major customers.

   Our customers often shift buying patterns as they manage inventory levels, decide to use competing products, are acquired or divested, market different products, change production schedules or change their orders for other reasons. If one or more customers were to delay, reduce or cancel orders, our overall order levels may fluctuate greatly, particularly when viewed on a quarterly basis.

   If our customers use our competitors' products instead of ours, suffer a decline in demand for their products or are acquired or sold, our revenues may decline

   Our expenses are relatively fixed so that fluctuation in our revenues may cause our operating results to fluctuate as well. Demand for our products and, as a result our revenues, may decline for the following reasons outside our control.

As our customers increase the frequency by which they design next generation systems and select the chips for those new systems, our competitors have an increased opportunity to convince our customers to switch to their products, which may cause our revenues to decline

   The markets for our products are intensely competitive and subject to rapid technological advancement in design tools, wafer manufacturing techniques, process tools and alternate networking technologies. We must identify and capture future market opportunities to offset the rapid price erosion that characterizes our industry. We may not be able to develop new products at competitive pricing and performance levels. Even if we are able to do so, we may not complete a new product and introduce it to market in a timely manner. Our customers may substitute use of our products in their next generation equipment with those of current or future competitors.

   We typically face competition at the design stage, where customers evaluate alternative design approaches that require integrated circuits. Our competitors have increasingly frequent opportunities to supplant our products in next generation systems because of shortened product life and design-in cycles in many of our customers' products.

   Major domestic and international semiconductor companies, such as Intel, IBM, and Lucent Technologies, are concentrating an increasing amount of their substantially greater financial and other resources on the markets in which we participate. This represents a serious competitive threat to PMC. Emerging companies also provide significant competition in our segment of the semiconductor market.

   Our competitors include Applied Micro Circuits Corporation, Broadcom, Conexant Systems, Cypress Semiconductor, Dallas Semiconductor, Galileo Technology, Integrated Device Technology, IBM, Infineon, Intel, Lucent Technologies, Motorola, MMC Networks, Texas Instruments, Transwitch and Vitesse Semiconductor. Over the next few years, we expect additional competitors, some of which also may have greater financial and other resources, to enter the market with new products. In addition, we are aware of venture-backed companies that focus on specific portions of our broad range of products. Competition is particularly strong in the market for optical networking and optical telecommunication chips, in part due to the market's growth rate, which attracts larger competitors, and in part due to the number of smaller companies focused on this area. These companies, individually or collectively, could represent future competition for many design wins, and subsequent product sales.

We must often redesign our products to meet rapidly evolving industry standards and customer specifications, which may delay an increase in our revenues

   We sell products to a market whose characteristics include rapidly evolving industry standards, product obsolescence, and new manufacturing and design technologies. Many of the standards and protocols for our products are based on high speed networking technologies that have not been widely adopted or ratified by one of the standard setting bodies in our customers' industry. Our customers often delay or alter their design demands during this standard-setting process. In response, we must redesign our products to suit these changing demands. Redesign usually delays the production of our products. Our products may become obsolete during these delays.

If demand for our customers' products changes, including due to a downturn in the networking industry, our revenues could decline

   Our customers routinely build inventories of our products in anticipation of end demand for their products. Many of our customers have numerous product lines, numerous component requirements for each product, and sizeable and very complex supplier structures. This makes forecasting their production requirements difficult and can lead to an inventory surplus of certain of their suppliers' components.

   In the past, some of our customers have built PMC component inventories that exceeded their production requirements. Those customers materially reduced their orders and impacted our operating results. This may happen again.

   In addition, while all of our sales are denominated in US dollars, our customers' products are sold worldwide. Any major fluctuations in currency exchange rates could materially affect our customers' end demand, and force them to reduce orders, which could cause our revenues to decline.

Since we develop products many years before their volume production, if we inaccurately anticipate our customers' needs, our revenues may not increase

   Our products generally take between 18 and 24 months from initial conceptualization to development of a viable prototype, and another 6 to 18 months to be designed into our customers' equipment and into production. They often need to be redesigned because manufacturing yields on prototypes are unacceptable or customers redefine their products to meet changing industry standards. As a result, we develop products many years before volume production and may inaccurately anticipate our customers' needs.

   There have been times when we either designed products that had more features than were demanded when they were introduced to the market or conceptualized products that were not sufficiently feature-rich to meet the needs of our customers or compete effectively against our competitors. This may happen again.

If the recent trend of consolidation in the networking industry continues, our customers may be acquired or sold, which could cause those customers to cancel product lines or development projects and our revenues to decline

   The networking equipment industry has experienced significant merger activity and partnership programs. Through mergers or partnerships, our customers could seek to remove redundancies in their product lines or development initiatives. This could lead to the cancellation of a product line into which PMC products are designed or a development project on which PMC is participating. In the cases of a product line cancellation, PMC revenues could be materially impacted. In the case of a development project cancellation, we may be forced to cancel development of one or more products, which could mean opportunities for future revenues from this development initiative could be lost.

If there is not sufficient market acceptance of the recently developed specifications and protocols on which our new products are based, we may not be able to sustain or increase our revenues

   We recently introduced a number of ethernet switch products which function at gigabit and fast ethernet speeds. Gigabit ethernet involves the transmission of data over ethernet protocol networks at speeds of up to one billion bits per second. Fast ethernet transmits data over these networks at speeds of up to 100 megabits per second. While gigabit and fast ethernet are well established, it is not clear whether products meeting these protocols will be competitive with products meeting alternative protocols, or whether our products will be sufficiently attractive to achieve commercial success.

   Some of our other recently introduced products adhere to specifications developed by industry groups for transmissions of data signals, or packets, over high-speed fiber optics transmission standards. These transmission standards are called synchronous optical network, or SONET, in North America, and synchronous data hierarchy, or SDH in Europe. The specifications, commonly called packet-over-SONET/SDH, may be rejected for other technologies, such as mapping IP directly onto fiber. In addition, we cannot be sure whether our products will compete effectively with packet-over-SONET/SDH offerings of other companies.

   A substantial portion of our business also relies on industry acceptance of asynchronous transfer mode, or ATM, products. ATM is a networking protocol. While ATM has been an industry standard for a number of years, the overall ATM market has not developed as rapidly as some observers had predicted it would. As a result, competing communications technologies, including gigabit and fast ethernet and packet-over-SONET/SDH, may inhibit the future growth of ATM and our sales of ATM products.

Our business strategy contemplates acquisition of other companies or technologies, which could adversely affect our operating performance

   We recently acquired or have announced acquisitions of four companies, three of which have design wins for their products. The design wins have not yet generated significant revenue. These or any follow on products may not achieve commercial success. These acquisition may not generate future revenues or earnings.

   Acquiring products, technologies or businesses from third parties is an integral part of our business strategy. Management may be diverted from our operations while they identify and negotiate these acquisitions and integrate an acquired entity into our operations. Also, we may be forced to develop expertise outside our existing businesses, and replace key personnel who leave due to an acquisition. We have not previously attempted to integrate several acquisitions simultaneously and may not succeed in this effort.

   A future acquisition could adversely affect operating results. In particular, if we were to acquire a company or assets and record the acquisition as a purchase, we may capitalize a significant goodwill asset. This asset would be amortized over its expected period of benefit. The resulting amortization expense could seriously impact operating results for many years.

   An acquisition could absorb substantial cash resources, require us to incur or assume debt obligations, or issue additional equity. If we issue more equity, we may dilute our common stock with securities that have an equal or a senior interest.

   Acquired entities also may have unknown liabilities, and the combined entity may not achieve the results that were anticipated at the time of the acquisition.

We anticipate lower margins on mature and high volume products, which could adversely affect our profitability

   We expect the average selling prices of our products to decline as they mature. Historically, competition in the semiconductor industry has driven down the average selling prices of products. If we price our products too high, our customers may use a competitor's product or an in-house solution. To maintain profit margins, we must reduce our costs sufficiently to offset declines in average selling prices, or successfully sell proportionately more new products with higher average selling prices. Yield or other production problems, or shortages of supply may preclude us from lowering or maintaining current operating costs.

We may not be able to meet customer demand for our products if we do not accurately predict demand or if we fail to secure adequate wafer fabrication or assembly capacity

   Anticipating demand is difficult because our customers face volatile pricing and demand for their end-user networking equipment. If our customers were to delay, cancel or otherwise change future ordering patterns, we could be left with unwanted inventory.

   Recently, our suppliers, particularly silicon wafer suppliers, have experienced an increase in the demand for their products or services. If our silicon wafer or other suppliers are unable or unwilling to increase productive capacity in line with the growth in demand, we may suffer longer production lead times. Longer production lead times require that we forecast the demand for our products further into the future. Thus, a greater proportion of our manufacturing orders will be based on forecasts, rather than actual customers orders. This increases the likelihood of forecasting errors. These forecasting errors could lead to excess inventory in certain products and insufficient inventory in others, which could adversely affect our operating results.

   In addition, if our suppliers are unable or unwilling to increase productive capacity in line with demand, we may suffer supply shortages or be allocated supply. A shortage in supply could adversely impact our ability to satisfy customer demand, which could adversely affect our customer relationships along with our current and future operating results.

We rely on a limited source of wafer fabrication, the loss of which could delay and limit our product shipments

   We do not own or operate a wafer fabrication facility. Two outside foundries supply most of our semiconductor device requirements. Our foundry suppliers also produce products for themselves and other companies. In addition, we may not have access to adequate capacity or certain process technologies. We have less control over delivery schedules, manufacturing yields and costs than competitors with their own fabrication facilities. If the foundries we use are unable or unwilling to manufacture our products in required volumes, we may have to identify and qualify acceptable additional or alternative foundries. This qualification process could take six months or longer. We may not find sufficient capacity quickly enough, if ever, to satisfy our production requirements.

   Some companies which supply our customers are similarly dependent on a limited number of suppliers to produce their products. These other companies' products may be designed into the same networking equipment into which we are designed. Our order levels could be reduced materially if these companies are unable to access sufficient production capacity to produce in volumes demanded by our customers because our customers may be forced to slow down or halt production on the equipment into which we are designed.

We depend on third parties in Asia for assembly of our semiconductor products which could delay and limit our product shipments

   Sub-assemblers in Asia assemble all of our semiconductor products. Raw material shortages, political and social instability, assembly house service disruptions, currency fluctuations, or other circumstances in the region could force us to seek additional or alternative sources of supply or assembly. This could lead to supply constraints or product delivery delays which, in turn, may result in the loss of customers. We have less control over delivery schedules, assembly processes, quality assurances and costs than competitors that do not outsource these tasks.

We depend on a limited number of design software suppliers, the loss of which could impede our product development

   A limited number of suppliers provide the computer aided design, or CAD, software we use to design our products. Factors affecting the price, availability or technical capability of these products could affect our ability to access appropriate CAD tools for the development of highly complex products. In particular, the CAD software industry has been the subject of extensive intellectual property rights litigation, the results of which could materially change the pricing and nature of the software we use. We also have limited control over whether our software suppliers will be able to overcome technical barriers in time to fulfill our needs.

We are subject to the risks of conducting business outside the United States to a greater extent than companies which operate their businesses mostly in the United States, which may impair our sales, development or manufacturing of our products

   We are subject to the risks of conducting business outside the United States to a greater extent than most companies because, in addition to selling our products in a number of countries, a significant portion of our research and development and manufacturing are conducted outside of the United States. This subjects us to the following risks.

We may lose our ability to design or produce products, could face additional unforeseen costs or could lose access to key customers if any of the nations in which we conduct business impose trade barriers or new communications standards

   We may have difficulty obtaining export licenses for certain technology produced for us outside the United States. If a foreign country imposes new taxes, tariffs, quotas, and other trade barriers and restrictions or the United States and a foreign country develop hostilities or change diplomatic and trade relationships, we may not be able to continue manufacturing or sub-assembly of our products in that country and may have fewer sales in that country. We may also have fewer sales in a country that imposes new communications standards or technologies. This could inhibit our ability to meet our customers' demand for our products and lower our revenues.

If foreign exchange rates fluctuate significantly, our profitability may decline

   We are exposed to foreign currency rate fluctuations because a significant part of our development, test, marketing and administrative costs are denominated in Canadian dollars, and our selling costs are denominated in a variety of currencies around the world. In addition, a number of the countries in which we have sales offices have a history of imposing exchange rate controls. This could make it difficult to withdraw the foreign currency denominated assets we hold in these countries.

We may have difficulty collecting receivables from customers based in foreign countries, which could adversely affect our earnings

   We sell our products to customers around the world. Payment cycle norms in these countries may not be consistent with our standard payment terms. Thus, we may have greater difficulty collecting receivables on time from customers in these countries. This could impact our financial performance, particularly on our balance sheet.

   In addition, we may be faced with greater difficulty in collecting outstanding balances due to the shear distances between our collection facilities and our customers, and we may be unable to enforce receivable collection in foreign nations due to their business legal systems. If one or more of our foreign customers do not pay their outstanding receivable, we may be forced to write-off the account. This could have a material impact on our earnings.

The loss of personnel could preclude us from designing new products

   To succeed, we must retain and hire technical personnel highly skilled at the design and test functions used to develop high speed networking products and related software. The competition for such employees is intense. We, along with our peers, customers and other companies in the communications industry, are facing intense competition for those employees from our peers and an increasing number of startup companies which are emerging with potentially lucrative employee ownership arrangements.

   We do not have employment agreements in place with our key personnel. We issue common stock options that are subject to vesting as employee incentives. These options, however, are effective as retention incentives only if they have economic value.

If we cannot protect our proprietary technology, we may not be able to prevent competitors from copying our technology and selling similar products, which would harm our revenues

   To compete effectively, we must protect our proprietary information. We rely on a combination of patents, trademarks, copyrights, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. We hold several patents and have a number of pending patent applications.

   We might not succeed in attaining patents from any of our pending applications. Even if we are awarded patents, they may not provide any meaningful protection or commercial advantage to us, as they may not be of sufficient scope or strength, or may not be issued in all countries where our products can be sold. In addition, our competitors may be able to design around our patents.

   We develop, manufacture and sell our products in Asian and other countries that may not protect our products or intellectual property rights to the same extent as the laws of the United States. This makes piracy of our technology and products more likely. Steps we take to protect our proprietary information may not be adequate to prevent theft of our technology. We may not be able to prevent our competitors from independently developing technologies that are similar to or better than ours.

Our products employ technology that may infringe on the proprietary rights of third parties, which may expose us to litigation and prevent us from selling our products

   Vigorous protection and pursuit of intellectual property rights or positions characterize the semiconductor industry. This often results in expensive and lengthy litigation. We, as well as our customers or suppliers, may be accused of infringing on patents or other intellectual property rights owned by third parties. This has happened in the past. An adverse result in any litigation could force us to pay substantial damages, stop manufacturing, using and selling the infringing products, spend significant resources to develop non-infringing technology, discontinue using certain processes or obtain licenses to the infringing technology. In addition, we may not be able to develop non-infringing technology, nor might we be able to find appropriate licenses on reasonable terms.

   Patent disputes in the semiconductor industry are often settled through cross-licensing arrangements. Because we currently do not have a substantial portfolio of patents compared to our larger competitors, we may not be able to settle an alleged patent infringement claim through a cross-licensing arrangement. We are therefore more exposed to third party claims than some of our larger competitors and customers.

   In the past, our customers have been required to obtain licenses from and pay royalties to third parties for the sale of systems incorporating our semiconductor devices. Until December of 1997, we indemnified our customers up to the dollar amount of their purchases of our products found to be infringing on technology owned by third parties. Customers may also make claims against us with respect to infringement.

   Furthermore, we may initiate claims or litigation against third parties for infringing our proprietary rights or to establish the validity of our proprietary rights. This could consume significant resources and divert the efforts of our technical and management personnel, regardless of the litigation's outcome.

Securities we issue to fund our operations could dilute your ownership

   We may need to raise additional funds through public or private debt or equity financing to fund our operations. If we raise funds by issuing equity securities, the percentage ownership of current stockholders will be reduced and the new equity securities may have priority rights to your investment. We may not obtain sufficient financing on terms we or you will find favorable. We may delay, limit or eliminate some or all of our proposed operations if adequate funds are not available.

Our stock price has been and may continue to be volatile

   In the past, our common stock price has fluctuated significantly. This could continue as our or our competitors announce new products, our and our peers or customers' results fluctuate, conditions in the networking or semiconductor industry change or investors change their sentiment toward technology stocks.

   In addition, increases in our stock price and expansion of our price-to-earnings multiple may have made our stock attractive to momentum or day-trading investors who often shift funds into and out of stocks rapidly, exacerbating price fluctuations in either direction particularly when viewed on a quarterly basis.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

   The following discussion regarding our risk management activities contains "forward-looking statements" that involve risks and uncertainties. Actual results may differ materially from those projected in the forward-looking statements.

   We are exposed to foreign currency fluctuations through our operations in Canada and elsewhere. In our effort to hedge this risk, we typically forecast our operational currency needs, purchase such currency on the open market at the beginning of an operational period, and hold these funds as a hedge against currency fluctuations. We usually limit the operational period to 3 months or less. While we expect to utilize this method of hedging our foreign currency risk in the future, we may change our hedging methodology and utilize foreign exchange contracts that are currently available under our operating line of credit agreement.

   Occasionally, we may not be able to correctly forecast our operational needs. If our forecasts are overstated or understated during periods of currency volatility, we could experience unanticipated currency gains or losses. At the end of 1999, we did not have significant foreign currency denominated net asset or net liability positions, and we had no outstanding foreign exchange contracts.

   We maintain cash equivalent and short-term investment portfolio holdings of various issuers, types, and maturity dates with various banks and investment banking institutions. We occasionally hold short-term investments beyond 120 days, and the market value of these investments on any day during the investment term may vary as a result of market interest rate fluctuations. We do not hedge this exposure because short-term fluctuations in interest rates would not likely have a material impact on interest earnings. We classify our investments as available-for-sale or held-to-maturity at the time of purchase and re-evaluate this designation as of each balance sheet date. We had approximately $106.6 million in outstanding short-term investments at the end of 1999.

Year 2000 Computer Systems Issues Update

   To date our systems and software have not experienced any material disruption due to the onset of the Year 2000, and we have completed our Year 2000 preparedness activities. All of our systems are operating normally, as are those of our customers and suppliers. Our expenditures on the year 2000 issue were immaterial.

ITEM 8. Financial Statements and Supplementary Data.

   The chart entitled "Quarterly Data (Unaudited)" contained in Item 6 Part II hereof is hereby incorporated by reference into this Item 8 of Part II of this Form 10-K.

                                PMC-Sierra, Inc.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                       AND FINANCIAL STATEMENT SCHEDULES

Consolidated Financial Statements Included in Item 8:

                                                                          Page
                                                                          ----
Report of Deloitte & Touche LLP, Independent Auditors.................... I-32

Consolidated Balance Sheets at December 31, 1999 and 1998................ I-33

Consolidated Statements of Operations for each of the three years in the period ended December 31, 1999.......................................... I-34

Consolidated Statements of Stockholders' Equity for each of the three years in the period ended December 31, 1999............................. I-35

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 1999.......................................... I-36

Notes to Consolidated Financial Statements............................... I-38

Schedules for each of the three years in the period ended December 31, 1999 included in Item 14(d):

  II--Valuation and Qualifying Accounts.................................. I-55

   Schedules not listed above have been omitted because they are not applicable or are not required, or the information required to be set forth therein is included in the financial statements or the notes thereto.

             REPORT OF DELOITTE & TOUCHE LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders of PMC-Sierra, Inc.
   We have audited the accompanying consolidated balance sheets of PMC-Sierra, Inc. as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. Our audits also included the financial statement schedule listed in the index at Item 14(a). These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PMC-Sierra, Inc. at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ Deloitte & Touche LLP

Vancouver, British Columbia
January 17, 2000 (March 3, 2000, as to Note 14)

                                PMC-Sierra, Inc.

                          CONSOLIDATED BALANCE SHEETS
                        (in thousands, except par value)

                                                              December 31,
                                                            ------------------
                                                              1999      1998
                                                            --------  --------
                          ASSETS
                          ------
Current assets:
  Cash and cash equivalents................................ $ 84,091  $ 38,507
  Short-term investments...................................  106,636    50,893
  Accounts receivable, net of allowance for doubtful
   accounts of $1,244 ($1,128 in 1998).....................   35,698    26,227
  Inventories, net.........................................    7,208     3,617
  Deferred income taxes....................................    9,270     1,506
  Prepaid expenses and other current assets................    6,822     4,045
  Short-term deposits for wafer fabrication capacity.......    4,637     4,000
                                                            --------  --------
    Total current assets...................................  254,362   128,795
Property and equipment, net................................   45,489    32,452
Goodwill and other intangible assets, net of accumulated
 amortization of $9,961 ($6,455 in 1998)...................   15,280    19,629
Investments and other assets...............................   12,356     4,500
Deposits for wafer fabrication capacity....................   14,483    19,120
                                                            --------  --------
                                                            $341,970  $204,496
                                                            ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
           ------------------------------------
Current liabilities:
  Accounts payable......................................... $ 11,333  $  8,964
  Accrued liabilities......................................   15,765    14,694
  Deferred income..........................................   34,486    12,517
  Income taxes payable.....................................   26,183    13,897
  Current portion of obligations under capital leases and
   long-term debt..........................................    1,348     5,111
                                                            --------  --------
    Total current liabilities..............................   89,115    55,183
Deferred income taxes......................................    9,091     4,357
Noncurrent obligations under capital leases and long-term
 debt......................................................    1,080     5,894

Commitments and contingencies (Note 6)

Special shares convertible into 4,242 (5,036 in 1998)
 common stock..............................................    6,998     8,387
Stockholders' equity
  Preferred stock, par value $0.001; 5,000 shares
   authorized:
   none issued or outstanding in 1999 and 1998.............      --        --
  Common stock and additional paid in capital, par value
   $0.001; 200,000 shares authorized (100,000 shares in
   1998) 136,812 shares issued and outstanding (125,660 in
   1998)...................................................  206,790   191,134
  Deferred stock compensation..............................   (2,487)   (1,822)
  Retained earnings (accumulated deficit)..................   31,383   (58,637)
                                                            --------  --------
    Total stockholders' equity.............................  235,686   130,675
                                                            --------  --------
                                                            $341,970  $204,496
                                                            ========  ========

                See notes to consolidated financial statements.

                                PMC-Sierra, Inc.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  (in thousands, except for per share amounts)

                                                    Year Ended December 31,
                                                   ---------------------------
                                                     1999     1998      1997
                                                   -------- --------  --------
Net revenues...................................... $262,477 $161,812  $127,166
Cost of revenues..................................   55,363   38,220    33,065
                                                   -------- --------  --------
    Gross profit..................................  207,114  123,592    94,101
Other costs and expenses:
  Research and development........................   63,333   35,891    22,880
  Marketing, general and administrative...........   44,072   29,246    23,366
  Amortization of goodwill........................    1,252      915       300
  Costs of merger.................................      866      --        --
  Acquisition of in process research and
   development....................................      --    39,176       --
  Impairment of intangible assets.................      --     4,311       --
  Restructuring and other costs...................      --       --     (1,383)
                                                   -------- --------  --------
Income from operations............................   97,591   14,053    48,938
Interest and other income, net....................    7,232    2,875       973
Gain on sale of investments.......................   26,800      --        --
                                                   -------- --------  --------
    Income before provision for income taxes......  131,623   16,928    49,911
Provision for income taxes........................   41,603   22,873    15,727
                                                   -------- --------  --------
Net income (loss)................................. $ 90,020 $ (5,945) $ 34,184
                                                   ======== ========  ========
Net income (loss) per common share--basic......... $   0.66 $  (0.05) $   0.27
                                                   ======== ========  ========
Net income (loss) per common share--diluted....... $   0.60 $  (0.05) $   0.26
                                                   ======== ========  ========
Shares used in per share calculation--basic.......  137,428  130,760   124,756
Shares used in per share calculation--diluted.....  151,134  130,760   131,122



                See notes to consolidated financial statements.

                                PMC-Sierra, Inc.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (in thousands)

                                           Common Stock
                                               and
                                            Additional
                                             Paid in
                            Common Stock     Capital      Deferred                  Total
                          ---------------- ------------    Stock     Accumulated Stockholders
                          Number of Shares    Amount    Compensation   Deficit      Equity
                          ---------------- ------------ ------------ ----------- ------------
Balances at December 31,
 1996...................      114,588        $135,320     $   --      $(86,876)    $ 48,444
Conversion of special
 shares into common
 stock..................        1,276           1,701         --           --         1,701
Issuance of common stock
 under stock benefit
 plans..................        3,136           6,385         --           --         6,385
Net income..............          --              --          --        34,184       34,184
                              -------        --------     -------     --------     --------
Balances at December 31,
 1997...................      119,000         143,406         --       (52,692)      90,714
Conversion of special
 shares into common
 stock..................        1,436           2,406         --           --         2,406
Issuance of common stock
 under stock benefit
 plans..................        3,564          14,338         --           --        14,338
Issuance of common stock
 and stock options to
 acquire Integrated
 Telecom Technology,
 Inc....................        1,660          28,221         --           --        28,221
Deferred stock
 compensation...........          --            2,763      (2,763)         --           --
Amortization of deferred
 stock compensation.....          --              --          941          --           941
Net loss................          --              --          --        (5,945)      (5,945)
                              -------        --------     -------     --------     --------
Balances at December 31,
 1998...................      125,660        $191,134     $(1,822)    $(58,637)    $130,675
Conversion of special
 shares into common
 stock..................          792           1,389         --           --         1,389
Issuance of common stock
 under stock benefit
 plans..................       10,272          11,180         --           --        11,180
Conversion of warrants
 into common stock......           88              75         --           --            75
Deferred stock
 compensation...........          --            3,012      (3,012)         --           --
Amortization of deferred
 stock compensation.....          --              --        2,347          --         2,347
Net income..............          --              --          --        90,020       90,020
                              -------        --------     -------     --------     --------
Balances at December 31,
 1999...................      136,812        $206,790     $(2,487)    $ 31,383     $235,686
                              -------        --------     -------     --------     --------


                See notes to consolidated financial statements.

                                PMC-Sierra, Inc.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                Increase (Decrease) in cash and cash equivalents
                                 (in thousands)

                                                    Year Ended December 31,
                                                  -----------------------------
                                                    1999       1998      1997
                                                  ---------  --------  --------
Cash flows from operating activities:
  Net income (loss).............................  $  90,020  $ (5,945) $ 34,184
  Adjustments to reconcile net income (loss) to
   net cash provided by operating activities:
   Depreciation of plant and equipment..........     17,627    11,440     7,787
   Amortization of intangibles..................      3,599     2,850     1,363
   Amortization of deferred stock compensation..      2,347       941       --
   Deferred income taxes........................     (3,030)   (1,172)    3,082
   Equity in income of investee.................       (792)      --        --
   Gain on sale of investments..................    (26,800)      --        --
   Acquisition of in process research and
    development.................................        --     39,176       --
   Impairment of intangible assets..............        --      4,311       --
   Loss on disposal of equipment................        --        --        258
   Recovery related to restructuring provision..        --        --     (1,383)
  Changes in operating assets and liabilities:
   Accounts receivable..........................     (9,471)   (9,861)   (1,196)
   Inventories..................................     (3,591)      137     4,662
   Prepaid expenses and other...................     (1,780)   (1,370)    1,000
   Accounts payable and accrued liabilities.....      3,842     1,484    (1,530)
   Income taxes payable.........................     12,286     5,117     4,730
   Deferred income..............................     21,969    10,419     2,098
   Accrued restructuring costs..................        --        --    (14,942)
   Net liabilities associated with discontinued
    operations..................................        --       (301)   (1,299)
                                                  ---------  --------  --------
     Net cash provided by operating activities..    106,226    57,226    38,814
                                                  ---------  --------  --------
Cash flows from investing activities:
  Purchases of short-term investments...........   (109,635)  (53,001)  (59,187)
  Proceeds from sales and maturities of short-
   term investments.............................     53,892    43,442    24,877
  Purchases of plant and equipment..............    (30,664)  (22,513)   (8,221)
  Proceeds from sale of equipment and capacity
   assets.......................................        --        --      7,631
  Purchases of investments......................     (9,130)      --     (3,000)
  Proceeds from sale of investments.............     28,628       --        --
  Purchase of intangible assets.................       (411)      --        --
  Proceeds from refund of wafer fabrication
   deposits.....................................      4,000     4,000       --
  Payment for purchase of Integrated Telecom
   Technology, Inc., net of cash acquired.......        --    (27,165)      --
  Purchase of other in process research and
   development..................................        --     (1,419)      --
                                                  ---------  --------  --------
     Net cash used in investing activities......    (63,320)  (56,656)  (37,900)
                                                  ---------  --------  --------
Cash flows from financing activities:
  Proceeds from notes payable...................      1,817     1,211        50
  Repayment of notes payable and other long-term
   debt.........................................     (2,170)     (541)   (2,640)
  Proceeds from sale/leaseback of equipment.....        --        --      1,107
  Principal payments under capital lease
   obligations..................................     (8,224)   (5,030)  (12,895)
  Proceeds from issuance of common stock........     11,255    14,338     6,385
                                                  ---------  --------  --------
     Net cash provided by (used in) financing
      activities................................      2,678     9,978    (7,993)
                                                  ---------  --------  --------
Net increase (decrease) in cash and cash
 equivalents....................................     45,584    10,548    (7,079)
Cash and cash equivalents, beginning of the
 year...........................................     38,507    27,959    35,038
                                                  ---------  --------  --------
Cash and cash equivalents, end of the year......  $  84,091  $ 38,507  $ 27,959
                                                  =========  ========  ========

                See notes to consolidated financial statements.

                                PMC-Sierra, Inc.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                          Year Ended December
                                                                  31,
                                                         ----------------------
                                                          1999    1998    1997
                                                         ------- ------- ------
Supplemental disclosures of cash flow information:
  Cash paid for interest................................ $   695 $   958 $1,954
  Cash paid for income taxes............................  32,916  12,972  7,227
Supplemental disclosures of non-cash investing and
 financing activities:
  Issuance of common stock and stock options to acquire
   Integrated Telecom Technology, Inc...................     --   28,221    --
  Capital lease obligations incurred for purchase of
   property and equipment...............................     --      --   3,536
  Conversion of PMC special shares into common stock....   1,389   2,406  1,701





                See notes to consolidated financial statements.

                                PMC-Sierra, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years Ended December 31, 1999, 1998 and 1997

NOTE 1. Summary of Significant Accounting Policies

   Description of business. PMC-Sierra, Inc (the "Company" or "PMC" ) provides customers with Internetworking semiconductor system solutions for high speed transmission and networking systems.

   Basis of presentation. The accompanying consolidated financial statements include the accounts of PMC-Sierra, Inc. and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated. The Company's fiscal year ends on the last Sunday of the calendar year. For ease of presentation, the reference to December 31 has been utilized as the fiscal year end for all financial statement captions. Fiscal years 1999, 1998 and 1997 each consisted of 52 weeks. The Company's reporting currency is the United States dollar.

   Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities as of the dates and for the periods presented. Estimates are used for, but not limited to, the accounting for doubtful accounts, inventory reserves, depreciation and amortization, sales returns, warranty costs, taxes and contingencies. Actual results may differ from those estimates.

   Cash, cash equivalents and short-term investments. Cash equivalents are defined as highly liquid debt instruments with original maturities at the date of acquisition of 90 days or less that have insignificant interest rate risk. Short-term investments are defined as money market instruments with original maturities greater than 90 days, but less than one year.

   Under Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), management classifies investments as available-for-sale or held-to-maturity at the time of purchase and re-evaluates such designation as of each balance sheet date. Investments classified as held-to-maturity securities are stated at amortized cost with corresponding premiums or discounts amortized against interest income over the life of the investment.

   Marketable equity and debt securities not classified as held-to-maturity are classified as available-for-sale and reported at fair value. Unrealized gains and losses on these investments are included in equity as a separate component of stockholders' equity. The cost of securities sold is based on the specific identification method.

   As at December 31, 1999 and 1998, the Company's short-term investments consisted solely of held-to-maturity investments and their carrying value was substantially the same as their market value. Proceeds from sales and realized gains or losses on sales of available-for-sale securities for all years presented were immaterial.

   Inventories. Inventories are stated at the lower of cost (first-in, first out) or market (estimated net realizable value).

   The components of inventories are as follows:

                                                                   December 31,
                                                                   -------------
                                                                    1999   1998
                                                                   ------ ------
                                                                        (in
                                                                    thousands)
   Work-in-progress............................................... $4,031 $1,761
   Finished goods.................................................  3,177  1,856
                                                                   ------ ------
                                                                   $7,208 $3,617
                                                                   ====== ======

                                PMC-Sierra, Inc.

   Property and equipment, net. Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, ranging from two to five years, or the applicable lease term, whichever is shorter. The carrying value of property and equipment is reviewed periodically for any permanent impairment in value.

   The components of property and equipment are as follows:

                                                               December 31,
                                                             ------------------
                                                               1999      1998
                                                             --------  --------
                                                              (in thousands)
   Machinery and equipment.................................. $ 79,521  $ 53,883
   Leasehold improvements...................................    5,353     2,683
   Furniture and fixtures...................................    4,484     2,653
                                                             --------  --------
   Total cost...............................................   89,358    59,219
   Accumulated depreciation.................................  (43,869)  (26,767)
                                                             --------  --------
                                                             $ 45,489  $ 32,452
                                                             ========  ========

   The Company leases furniture and equipment under long-term capital leases. Accordingly, capitalized costs of approximately $4,301,000 and $17,686,000 at December 31, 1999 and 1998, respectively, and accumulated amortization of approximately $3,738,000 and $12,067,000, respectively, are included in property and equipment.

   Goodwill and other intangible assets. Goodwill, developed and core technology and other intangible assets are carried at cost less accumulated amortization, and are being amortized on a straight-line basis over the economic lives of the respective assets, generally three to seven years. Among other considerations, to assess impairment, the Company periodically estimates undiscounted future cash flows to determine if they exceed the unamortized balance of the related intangible asset.

   The components of goodwill and other intangible assets, net arose from the following acquisitions:

                                                                 December 31,
                                                                ---------------
                                                                 1999    1998
                                                                ------- -------
                                                                (in thousands)
   PMC-Sierra, Ltd............................................. $ 5,390 $ 6,665
   Bipolar Integrated Technology, Inc..........................     170     216
   Integrated Telecom Technology, Inc..........................   9,720  12,748
                                                                ------- -------
                                                                $15,280 $19,629
                                                                ======= =======

   Investments in Non-Public Companies. The Company has certain investments in non-publicly traded companies in which it has less that 20% of the voting rights and in which it does not exercise significant influence. These investments are carried at cost. The Company monitors these investments for impairment and makes appropriate reductions in carrying value when necessary.

   Investments in Equity Accounted investees. Investees in which the Company has between 20% and 50% of the voting rights, and in which the Company exercises significant influence, are accounted for using the equity method.

   Deposits for wafer fabrication capacity. Two independent foundries supply substantially all of the Company's products. Under wafer supply agreements with these foundries, the Company has deposits of

                                PMC-Sierra, Inc.

$19.1 million (1998--$23.1 million) to secure access to wafer fabrication capacity. During 1999, the Company purchased $30.5 million ($18.3 million and $13.2 million in 1998 and 1997, respectively) from these foundries. Purchases in any year may or may not be indicative of any future period since wafers are purchased based on current market pricing and the Company's volume requirements change in relation to sales of its products.

   In each year, the Company is entitled to receive a refund of a portion of the deposits based on the annual purchases from these suppliers compared to the target levels in the wafer supply agreements. Based on 1999 purchases, the Company is entitled to receive a $4.6 million refund from these suppliers in the first quarter of 2000. If the Company does not receive back the balance of its deposits during the term of the agreements, then the outstanding deposits will be refunded to the Company at the termination of the agreements.

   Accrued liabilities. The components of accrued liabilities are as follows:

                                                                 December 31,
                                                                ---------------
                                                                 1999    1998
                                                                ------- -------
                                                                (in thousands)
   Accrued compensation and benefits........................... $ 7,132 $ 5,482
   Accrued royalties...........................................     --      175
   Other accrued liabilities...................................   8,633   9,037
                                                                ------- -------
                                                                $15,765 $14,694
                                                                ======= =======

   Foreign currency translation. For all foreign operations, the U.S. dollar is the functional currency. Assets and liabilities in foreign currencies are translated using the exchange rate at the balance sheet date. Revenues and expenses are translated at average rates of exchange during the year. Gains and losses from foreign currency transactions are included in interest and other income, net.

   Fair value of financial instruments. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

   The Company's carrying value of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximates fair value because the instruments have a short-term maturity.

   The fair value of the Company's long-term debt and obligations under capital leases at December 31, 1999 and 1998 also approximates their carrying value.

   The fair value of the deposits for wafer fabrication capacity is not practicably determinable.

   Concentrations. The Company maintains its cash, cash equivalents and short-term investments in investment grade financial instruments with high-quality financial institutions, thereby reducing credit risk concentrations.

   At December 31, 1999, approximately 51% (1998--41%) of accounts receivable represented amounts due from one of the Company's distributors. The Company believes that this concentration and the concentration of credit risk resulting from trade receivables owing from high-technology industry customers is substantially mitigated by the Company's credit evaluation process, large number of customers, relatively short collection terms, and the geographical dispersion of sales. The Company generally does not require collateral security for outstanding amounts.

                                PMC-Sierra, Inc.

   The Company relies on a limited number of suppliers for wafer fabrication capacity.

   Revenue recognition. Revenues from product sales direct to customers and minor distributors are recognized at the time of shipment. The Company accrues for warranty costs, sales returns and other allowances at the time of shipment based on its experience. Certain of the Company's product sales are made to major distributors under agreements allowing for price protection and/or right of return on products unsold. Accordingly, the Company defers recognition of revenue on such sales until the products are sold by the distributors.

   Interest and other income, net. The components of interest and other income, net are as follows:

                                                        Year Ended December
                                                                31,
                                                       ------------------------
                                                        1999    1998     1997
                                                       ------  -------  -------
                                                           (in thousands)
   Interest income.................................... $7,492  $ 3,846  $ 3,146
   Interest expense (*)...............................   (812)  (1,006)  (2,020)
   Equity in income of investee.......................    792      --       --
   Other..............................................   (240)      35     (153)
                                                       ------  -------  -------
                                                       $7,232  $ 2,875  $   973
                                                       ======  =======  =======

--------
 * consists primarily of interest on long-term debt and capital leases

   Income Taxes. Income taxes are reported under Statement of Financial Accounting Standards No. 109 and, accordingly, deferred income taxes are recognized using the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and operating loss and tax credit carryforwards.

   Net income (loss) per common share. Basic net income (loss) per share is computed using the weighted average number of shares outstanding during the period. The PMC-Sierra Ltd. Special Shares have been included in the calculation of basic net income per share. Diluted net income (loss) per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of stock options and warrants.

   Share and per share data presented reflect the two-for-one stock splits effective February 2000 and April 1999.

   Segment reporting. In 1998, the Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131). SFAS 131 uses a management approach to report financial and descriptive information about a Company's operating segments. Operating segments are revenue-producing components of the Company for which separate financial information is produced internally for the Company's management. Under this definition, the Company operated, for all periods presented, in two segments: networking and non-networking products.

   Comprehensive income. Under Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"), the Company is required to report total comprehensive income and comprehensive income per share. Comprehensive income is defined as changes in stockholders' equity exclusive of transactions with owners such as capital contributions and dividends. The Company has no comprehensive income items, other than the net income or loss in any of the years presented.

                                PMC-Sierra, Inc.

   Recently issued accounting standards. In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments and hedging activities. The Statement will require the recognition of all derivatives on the Company's consolidated balance sheet at fair value. The FASB has subsequently delayed implementation of the standard to the financial years beginning after June 15, 2000. The Company expects to adopt the new Statement effective January 1, 2001. The impact on the Company's financial statements is not expected to be material.

   Reclassifications. Certain prior year amounts have been reclassified in order to conform with the 1999 presentation.

NOTE 2. Business Combinations and Investments in Other Companies

Acquisition of Abrizio, Inc.

   In 1999, the Company acquired Abrizio, Inc. ("Abrizio"), a fabless semiconductor company that specializes in broadband switch chip fabrics used in core ATM switches, digital cross-connects, and terabit routers. PMC issued approximately 8,704,000 shares in PMC-Sierra common stock and PMC stock options in exchange for all of the outstanding equity securities and options of Abrizio.

   The transaction was accounted for as a pooling of interests and accordingly, all prior periods have been restated.

   The historical results of operations of the Company and Abrizio for the periods prior to the merger are as follows:

                                                                Year Ended
                                                  Six Months   December 31,
                                                  Ended June ------------------
                                                   27, 1999    1998      1997
                                                  ---------- --------  --------
   Net revenues
     PMC.........................................  $109,426  $161,812  $127,166
     Abrizio.....................................       850       --        --
                                                   --------  --------  --------
       Combined..................................   110,276   161,812   127,166
                                                   ========  ========  ========
   Net income (loss)
     PMC.........................................    51,715    (2,878)   34,258
     Abrizio.....................................    (3,670)   (3,067)      (74)
                                                   --------  --------  --------
       Combined..................................  $ 48,045  $ (5,945) $ 34,184
                                                   ========  ========  ========

   During the quarter ended September 26, 1999, PMC recorded merger-related transaction costs of $866,000 related to the acquisition of Abrizio. These charges, which consist primarily of investment banking and other professional fees, have been included under costs of merger in the Consolidated Statements of Operations.

Acquisition of Integrated Telecom Technology, Inc.

   In 1998, the Company acquired Integrated Telecom Technology, Inc. ("IGT") in exchange for total consideration of $55.0 million consisting of cash paid to IGT stockholders of $17.8 million, cash paid to IGT creditors of $9.0 million and the balance of $28.2 million by the issuance of approximately
1,660,000 shares of common stock and options to purchase approximately 214,000 shares of common stock (based on the market value of PMC common stock on the issuance date). The purchase price includes

                                PMC-Sierra, Inc.

professional fees and other direct costs of the acquisition totaling $850,000. IGT was a fabless semiconductor company headquartered in Gaithersburg, Maryland with a development site in San Jose, California. Upon consummation of the transaction, IGT was merged with a wholly-owned subsidiary of the Company.

   The acquisition was accounted for using the purchase method of accounting and the final allocation among tangible and intangible assets and liabilities was as follows:

   Tangible assets..................................................... $ 4,598

   Intangible assets:
     Developed and core technology.....................................   7,830
     Assembled workforce...............................................   1,050
     Goodwill..........................................................   9,284
   In process research and development ("IPR&D").......................  37,757
   Liabilities.........................................................  (4,669)
                                                                        -------
                                                                        $55,850
                                                                        =======

   The amount allocated to IPR&D of $37.8 million was expensed upon acquisition, as it was determined that the underlying projects had not reached technological feasibility, had no alternative future use and successful development was uncertain. In the allocation of the IGT acquisition purchase price to IPR&D consideration was given to the following for each in process project at the time of the acquisition:

  (1) the present value of the forecasted cash flows and income that were expected to result from the projects;

  (2) the status of the projects;

  (3) completion costs;

  (4) project risks;

  (5) the value of core technology; and

  (6) the stage of completion of the individual project.

   In valuing core technology, the relative allocations to core technology and IPR&D were consistent with the relative contributions of each project. In the determination of the value of IPR&D was determined based on efforts completed as of the date IGT was acquired.

   As of the acquisition date, IgT had three development projects in process. In order to develop these projects into commercially viable products, the Company had to complete all planning, designing and testing activities necessary to establish that the products could be produced to meet their design requirements.

   Project A was completed in the first quarter of 1999 and was in full production by the end of the year. Project B was in development in the fourth quarter of 1998 and was in full production by the first quarter of 1999. This was consistent with the initial estimates used in the valuation of the project.

   During the third quarter of 1998, the Company determined that the intangible value of Project C was impaired. The developed and core technology related to this project in process at the time of acquisition was determined not to be technologically feasible and had no alternative future use. As a result, the Company recognized an impairment of $4.3 million in intangible assets and related goodwill.

                                PMC-Sierra, Inc.

NOTE 3. Investments and Other Assets

   The components of Investments and Other Assets are as follows:

                                                                  December 31,
                                                                 --------------
                                                                  1999    1998
                                                                 ------- ------
                                                                 (in thousands)
   Investments in Non-Public Companies.......................... $ 8,680 $4,091
   Investments in Equity Accounted Investee.....................   3,506    --
   Other Assets.................................................     170    409
                                                                 ------- ------
                                                                 $12,356 $4,500
                                                                 ======= ======

Investments in Non-Public Companies

   The Company has certain investments in non-publicly traded companies which are generally recorded at cost. In 1999, the Company made investments in various non-publicly traded companies for total cash consideration of $9.1 million (1998--nil; 1997--$3 million).

   During the second quarter of 1999, the Company recognized a gain related to the disposition of its investment in IC Works, Inc. ("ICW"). ICW was purchased by Cypress Semiconductor, Inc. ("Cypress"), a publicly traded company. As part of the purchase agreement between ICW and Cypress, the Company's preferred shares in ICW, with a nominal book value, were exchanged for 923,600 common shares of Cypress which had a fair market value of approximately $8.6 million. During the same quarter, the Company sold 831,240 of the Cypress common shares resulting in a total pre-tax gain of $ 12.3 million. The remaining
92,360 Cypress common shares are subject to certain escrow restrictions, are not available for sale until first quarter of 2000 and are carried at the nominal book value of the Company's original investment in ICW.
Investments in Equity Accounted Investee

   During the second quarter of 1999, the Company's investee, Sierra Wireless Inc. ("Sierra Wireless"), which was accounted for under the cost method, completed an initial public offering ("IPO") in Canada. As part of this IPO, the Company's investment in non-voting preferred shares of Sierra Wireless were exchanged for 5.1 million common shares of Sierra Wireless, of which 1.7 million shares were sold as part of the IPO for a pre-tax gain of approximately $14.5 million.

   As a result of these transactions, at December 31, 1999, the Company owned approximately 24% of the common shares of Sierra Wireless and accounts for its investment under the equity method. The difference between the carrying value of the investment and the underlying equity in net assets, representing negative goodwill in the amount of $7.4 million, is being amortized to equity in income of investee over a five year period. Included in Interest and other income, net for the year ended December 31, 1999, is equity in income of Sierra Wireless of $792,000.

   As at December 31, 1999, the quoted market value of the Company's investment in Sierra Wireless was approximately $152.3 million. The common shares of Sierra Wireless held by the Company are subject to certain resale provisions.

NOTE 4. Line of Credit

   At December 31, 1999, the Company had available a revolving line of credit with a bank under which the Company may borrow up to $15 million with interest at the bank's alternate base rate (annual rate of 8.5% at

                                PMC-Sierra, Inc.

December 31, 1999). The Company cannot pay cash dividends, or make material divestments without the prior written consent of the bank. The agreement expires in May 2001. At December 31, 1999 and December 31, 1998, there were no amounts outstanding under this agreement.

NOTE 5. Obligations Under Capital Leases and Long-Term Debt

   Obligations under capital leases and long-term debt are as follows:

                                                               December 31,
                                                              ----------------
                                                               1999     1998
                                                              -------  -------
                                                              (in thousands)
   Obligations under capital leases with interest ranging
    from 7.4% to 17.9% .....................................  $ 1,254  $ 9,479
   Various notes, secured by property and equipment, payable
    in annual installments of approximately $400,000 and
    with an interest rate of 12.3%..........................    1,174      873
   Various unsecured notes, payable in various installments
    with interest rates ranging from 0% to 9%...............      --       653
                                                              -------  -------
                                                                2,428   11,005
   Less current portion.....................................   (1,348)  (5,111)
                                                              -------  -------
                                                              $ 1,080  $ 5,894
                                                              =======  =======

   Future minimum lease payments at December 31, 1999 under capital leases are as follows:

                                                                   Year Ending
                                                                   December 31
                                                                  --------------
                                                                  (in thousands)
   2000..........................................................     $1,049
   2001..........................................................        268
   Total minimum lease payments..................................      1,317
   Less amount representing imputed interest.....................        (63)
                                                                      ------
   Present value of future minimum lease payments................     $1,254
                                                                      ======

NOTE 6. Commitments and Contingencies

   Operating leases. The Company leases its facilities under operating lease agreements, which expire at various dates through April 30, 2006. Total rent expense for the years ended December 31, 1999, 1998 and 1997 was $3.5 million, $1.8 million and $1.3 million, respectively. Minimum rental commitments under these leases are as follows:

                                                                   Year Ending
                                                                   December 31
                                                                  --------------
                                                                  (in thousands)
   2000 .........................................................    $ 4,122
   2001..........................................................      5,986
   2002..........................................................      5,794
   2003..........................................................      5,771
   2004..........................................................      5,588
   thereafter....................................................     26,706
                                                                     -------
                                                                     $53,967
                                                                     =======

                                PMC-Sierra, Inc.

   Supply agreements. The Company has wafer supply agreement with two independent foundries, which expire in December 2000. Under these agreements, the suppliers are obligated to provide certain quantities of wafers per year. Neither of the agreements have minimum unit volume purchase requirements but the Company is obligated under one of the agreements to purchase in future periods a minimum percentage of its total annual wafer requirements, provided that the foundry is able to continue to offer competitive technology, pricing, quality and delivery.

   Contingencies. In the normal course of business, the Company receives and makes inquiries with regard to possible patent infringements. Where deemed advisable, the Company may seek or extend licenses or negotiate settlements. Outcomes of such negotiations may not be determinable at any point in time; however, management does not believe that such licenses or settlements will, individually or in the aggregate, have a material adverse effect on the Company's financial position, results of operations or liquidity.

NOTE 7. Special Shares

   At December 31, 1999 and 1998, the Company maintained a reserve of 4,242,000 and 5,036,000 shares, respectively, of PMC common stock to be issued to holders of LTD Special Shares and options to purchase LTD Special Shares. The holders of these Special Shares have the right to exchange one A Special Share for eight shares of the Company's common stock, and one B Special Share for 2.18448 shares of the Company's common stock.

   These Special Shares of LTD are classified outside of stockholders' equity until such shares are exchanged for PMC common stock. Upon exchange, amounts will be transferred from the LTD Special Shares account to the Company's common stock and additional paid-in capital on the consolidated balance sheet.

NOTE 8. Stockholders' Equity

   Authorized. On July 10, 1997, the Company was reincorporated in the State of Delaware from the State of California. Prior to the reincorporation, the Company had authorized capital of 55,405,916 shares, 50,000,000 of which were designated "Common Stock", 5,000,000 of which were designated "Preferred Stock", and 405,916 of which were designated "Series D Preferred Stock". All authorized shares had no par value. After the reincorporation, the Company had an authorized capital of 55,000,000 shares, 50,000,000 of which were designated "Common Stock", $0.001 par value, and 5,000,000 of which were designated "Preferred Stock", $0.001 par value. The excess of the amount recorded as capital stock over the par value of capital stock on reincorporation has been recorded as additional paid in capital at December 31, 1997. The issued and outstanding shares immediately before and after the reincorporation remained the same. The reincorporation included no other significant changes with respect to shares outstanding, reserved shares and various applicable options, rights and warrants.

   During 1998 and 1999, the Company's stockholders elected to add an additional 50,000,000 and 100,000,000 authorized shares of common stock, respectively, to the 50,000,000 shares of common stock authorized at the end of 1997. The Company currently has an authorized capital of 205,000,000 shares, 200,000,000 of which are designated "Common Stock", $0.001 par value, and 5,000,000 of which are designated "Preferred Stock", $0.001 par value.

   Stock Splits. In April 1999, the Company's Board of Directors approved a two-for-one split of the Company's common stock in the form of a stock dividend that was applicable to shareholders of record on April 30, 1999, and effective on May 14, 1999.

                                PMC-Sierra, Inc.

   In January 2000, the Company's Board of Directors approved another two-for-one split of the Company's common stock in the form of a stock dividend that was applicable to shareholders of record on January 31, 2000, and effective on February 14, 2000.

   All references to share and per share data for all periods presented have been adjusted to give effect to effect to these two-for-one stock splits.

   Warrants. During 1996, the Company issued a warrant to purchase 100,000 shares of common stock at $2.31 per share to an investment banking firm in settlement for services previously expensed. The warrant expires in August 2000. In August 1999, as a result of the Company's acquisition of Abrizio, Inc., the Company assumed warrants to purchase 174,580 shares of common stock at $1.66 per share. At the end 1999, warrants to purchase 84,278 shares of common stock were outstanding.

NOTE 9. Employee Benefit Plans

   Employee Stock Purchase Plan. In 1991, the Company adopted an Employee Stock Purchase Plan ("ESPP") under Section 423 of the Internal Revenue Code. A total of 6,497,012 shares of common stock have been reserved for issuance under the Plan. Under this Plan, eligible employees may purchase a limited amount of common stock at a minimum of 85% of the market value at certain plan-defined dates.

   During 1999, 1998 and 1997, respectively, there were 229,518, 385,716 and 420,596 shares issued under the Plan at weighted-average prices of $8.12, $3.07 and $2.60, respectively, per share. The weighted-average fair value of the 1999, 1998 and 1997 awards was $9.32, $2.86 and $1.74 per share, respectively. During 1999, the Company's stockholders authorized an additional 1,257,012 shares to be available under the plan. As of December 31, 1999, there were 2,221,994 shares of common stock available for issuance under the purchase plan.

   During 1998, the Company's stockholders elected to add a provision to the ESPP. Under the new terms, the number of shares authorized to be available for issuance under the plan shall be increased automatically on January 1, 1999, and every year thereafter until the expiration of the plan. The increase will be limited to the lesser of (i) 1% of the outstanding shares on January 1 of each year, (ii) 2,000,000 shares, or (iii) an amount to be determined by the Board of Directors.

   Stock Option Plans. The Company has two main stock option plans: the 1987 Incentive Stock Plan and the 1994 Incentive Stock Plan. These plans cover grants of options to purchase the Company's common stock. The options generally expire within five to ten years and vest over four years.

   During 1998, the Company's common stockholders elected to add a provision to the 1994 Incentive Stock Plan. Under the new terms, the number of shares authorized to be available for issuance under the plan shall be increased automatically on January 1, 1999 and every year thereafter until the expiration of the plan. The increase will be limited to the lesser of (i) 4% of the outstanding shares on January 1 of each year, (ii) 8,000,000 shares, or (iii) an amount to be determined by the Board of Directors.

                                PMC-Sierra, Inc.

   In addition, the Company has, in connection with the acquisitions of various companies, assumed the stock option plans of each acquired company, and the related options are included in the following table.

   Option activity under the option plans was as follows:

                                                                        Weighted
                                                                        Average
                                                Options                 Exercise
                                               Available    Number of    Price
                                                  For        Options      Per
                                                Issuance   Outstanding   Share
                                               ----------  -----------  --------
Outstanding at December 31, 1996 (5,011,496
 options exercisable at a weighted average
 price of $1.86)..............................  6,114,196  12,396,088    $ 2.66
  Authorized..................................  3,897,642         --        --
  Granted (weighted average fair value of
   $2.00 per share)........................... (5,705,800)  5,705,800    $ 4.37
  Exercised...................................        --   (2,773,800)   $ 1.81
  Expired.....................................   (144,448)        --        --
  Cancelled...................................  1,936,864  (1,936,864)   $ 3.74
                                               ----------  ----------
Outstanding at December 31, 1997 (5,296,692
 options exercisable at a weighted average
 price of $2.32)..............................  6,098,454  13,391,224    $ 3.41
  Authorized..................................  5,257,656         --        --
  Granted (weighted average fair value of
   $4.08 per share)........................... (7,119,544)  7,119,544    $ 5.62
  Exercised...................................        --   (3,208,064)   $ 1.87
  Expired.....................................    (54,768)        --        --
  Cancelled...................................    653,564    (653,564)   $ 5.49
                                               ----------  ----------
Outstanding at December 31, 1998 (6,195,466
 options exercisable at a weighted average
 price of $3.30)..............................  4,835,362  16,649,142    $ 4.57
  Authorized..................................  5,028,056
  Granted (weighted average fair value of
   $16.09 per share).......................... (9,763,486)  9,763,486    $31.12
  Exercised...................................             (3,254,654)   $ 2.89
  Expired.....................................     (2,702)        --        --
  Cancelled...................................    328,206    (328,206)   $12.70
                                               ----------  ----------
Outstanding at December 31, 1999..............    425,436  22,829,768    $16.04
                                               ==========  ==========

   The following table summarizes information concerning options outstanding for the combined option plans at December 31, 1999:

                                 Options Outstanding        Options Exercisable
                           -------------------------------- --------------------
                                        Weighted   Weighted             Weighted
                                         Average   Average              Average
                                        Remaining  Exercise             Exercise
                                       Contractual  Price                Price
                             Number       Life       per      Number      per
Range of Exercise Prices   Outstanding   (years)    share   Exercisable  share
------------------------   ----------- ----------- -------- ----------- --------
 $ 0.02-$ 3.53...........   4,926,464     7.02      $ 2.11   2,890,980   $2.65
 $ 3.57-$ 6.25...........   3,625,274     6.62        4.11   2,792,114    4.12
 $ 6.35-$14.05...........   4,902,522     8.11        8.21   2,059,532    8.02
 $15.99-$23.97...........   5,301,900     9.10       17.37           0    0.00
 $32.21-$53.07...........   4,073,608     9.93       51.21           0    0.00
                           ----------                        ---------
 $ 0.02-$53.07...........  22,829,768     8.19       16.04   7,742,626    4.61
                           ==========                        =========

                                PMC-Sierra, Inc.

   Stock-based compensation. In accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company applies APB Opinion 25 and related interpretations in accounting for its stock-based awards. The Company's ESPP is non-compensatory under APB Opinion 25. The Company also does not recognize compensation expense for employee stock options, which are granted with exercise prices equal to the fair market value of the Company's common stock at the date of grant.

   Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS 123 for awards granted or modified after December 31, 1994 as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS 123. The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company's stock-based awards to employees was estimated using the multiple option approach, recognizing forfeitures as they occur, assuming no expected dividends and using the following weighted average assumptions:

                                                Options             ESPP
                                             ----------------  ----------------
                                             1999  1998  1997  1999  1998  1997
                                             ----  ----  ----  ----  ----  ----
Expected life (years)....................... 3.4   3.4   2.6   1.4   1.5   1.4
Expected volatility......................... 0.7   0.7   0.7   0.7   0.7   0.8
Risk-free interest rate..................... 5.4%  5.2%  6.0%  5.2%  5.2%  5.9%

   If the computed fair values of 1999, 1998 and 1997 awards had been amortized to expense over the vesting period of the awards as prescribed by SFAS 123, net income (loss) and net income (loss) per share would have been:

                                                       1999     1998     1997
                                                      ------- --------  -------
                                                           (in thousands
                                                          except per share
                                                              amounts)
   Net income (loss)................................. $64,699 $(17,500) $29,654
   Basic net income (loss) per share.................    0.47    (0.13)    0.24
   Diluted net income (loss) per share...............    0.43    (0.13)    0.23

   The pro forma disclosures above include the effect of SFAS 128 relating to the calculation of net income per share and FASB Technical Bulletin 97-1, which clarified the application of SFAS 123 to the estimation of fair value of awards under ESPP plans with a multiple year look-back feature.

   Because SFAS 123 is applicable only to awards granted or modified subsequent to December 31, 1994, the pro forma effect is not indicative of future pro forma adjustments, when the calculation will apply to all applicable stock awards.

                               PMC-Sierra, Inc.

NOTE 10. Income Taxes

   The income tax provisions, calculated under Statement of Financial Accounting Standard No. 109 ("SFAS 109"), consist of the following:

                                                     Year Ended December 31,
                                                     -------------------------
                                                      1999     1998     1997
                                                     -------  -------  -------
                                                         (in thousands)
   Current:
     Federal........................................ $   --   $   --   $(1,294)
     State..........................................     525      190        5
     Foreign........................................  44,108   23,855   13,934
                                                     -------  -------  -------
                                                      44,633   24,045   12,645
                                                     -------  -------  -------
   Deferred:
     Federal........................................    (132)    (132)   1,671
     Foreign........................................  (2,898)  (1,040)   1,411
                                                     -------  -------  -------
                                                      (3,030)  (1,172)   3,082
                                                     -------  -------  -------
   Provision for income taxes....................... $41,603  $22,873  $15,727
                                                     =======  =======  =======

   A reconciliation between the Company's effective tax rate and the U.S. Federal statutory rate is as follows:

                                                   Year Ended December 31,
                                                   --------------------------
                                                     1999     1998     1997
                                                   --------  -------  -------
                                                        (in thousands)
   Income (loss) before provision for income
    taxes......................................... $131,623  $16,928  $49,911
   Federal statutory tax rate.....................       35%      35%      35%
   Income taxes (recovery) at U.S. Federal
    statutory rate................................ $ 46,068  $ 5,925  $17,469
   State taxes, net of federal benefit............      525      --       --
   Net operating losses (utilized) not utilized...   (5,805)   1,002   (4,482)
   In-process research and development costs
    relating to IGT acquisition...................      --    13,214      --
   In-process research and development costs
    relating to other acquisitions................      --       497      --
   Impairment of intangible assets................      --     1,509      --
   Incremental taxes on foreign earnings..........     (698)     234    2,258
   Other..........................................    1,513      492      482
                                                   --------  -------  -------
   Provision for income taxes..................... $ 41,603  $22,873  $15,727
                                                   ========  =======  =======

                                PMC-Sierra, Inc.

   Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                              December 31,
                                                            ------------------
                                                              1999      1998
                                                            --------  --------
                                                             (in thousands)
   Deferred tax assets:
     Net operating loss carryforwards...................... $ 53,519  $ 23,968
     State tax loss carryforwards..........................    3,690     1,500
     Credit carryforwards..................................    5,107     3,497
     Reserves and accrued expenses.........................    4,585       430
     Restructuring and other charges.......................      372     3,245
     Deferred income.......................................    9,270     1,506
                                                            --------  --------
       Total deferred tax assets...........................   76,543    34,146
     Valuation allowance...................................  (67,273)  (32,640)
                                                            --------  --------
       Total net deferred tax assets.......................    9,270     1,506
                                                            --------  --------
   Deferred tax liabilities:
     Depreciation..........................................   (8,885)   (4,015)
     Capitalized technology................................     (206)     (342)
                                                            --------  --------
       Total deferred tax liabilities......................   (9,091)   (4,357)
                                                            --------  --------
       Total net deferred taxes............................ $    179  $ (2,851)
                                                            ========  ========

   At December 31, 1999, the Company has approximately $157,139,000 of federal net operating losses, which will expire from 2000 to 2019. Include in the federal net operating losses is $13,726,000 which is subject to a limitation due to ownership change limitations provided by the Internal Revenue Code of 1986. The Company also has approximately $67,591,000 of state tax loss carryforwards, which expire from 2001 to 2013. The utilization of these state losses is subject to a limitation due to ownership change limitations provided by the various state income tax legislation.

   Included in the credit carryforwards are $2,258,000 of federal research and development credits, which will expire from 2000 to 2012, $628,000 of state manufacturer's investment credits which expire from 2002 to 2006, $1,767,000 of foreign tax credits which expire from 2000 to 2003, $41,000 of state research and development credits and $410,000 of federal AMT credits which carryforward indefinitely.

   Not included in the deferred assets are approximately $39,547,000 of cumulative tax deductions related to equity transactions, the benefit of which will be credited to stockholders' equity, if and when realized after the other tax deductions in the carryforwards have been realized.

   The pretax income from foreign operations was $119,262,000 in 1999, $62,355,000 in 1998 and $37,391,000 in 1997. Undistributed earnings of the Company's foreign subsidiaries are considered to be indefinitely reinvested and, accordingly no provision for federal and state income taxes have been provided thereon. Upon distribution of those earnings in the form of a dividend or otherwise, the Company would be subject to both US income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. It is not practical to estimate the income tax liability that might be incurred on the remittance of such earnings.

NOTE 11. Segment Information

   The Company has two operating segments: networking and non-networking products. The networking segment consists of internetworking semiconductor devices and related technical service and support to

                                PMC-Sierra, Inc.

equipment manufacturers for use in their communications and networking equipment. The non-networking segment includes user interface products such as custom, modem and other semiconductors. The Company is supporting these products for existing customers, but has decided not to develop any further products of this type.

   The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on gross margins from operations of the two segments.

   Summarized financial information by segment is as follows:

                                                       Year Ended December 31,
                                                      --------------------------
                                                        1999     1998     1997
                                                      -------- -------- --------
                                                            (in thousands)
   Net revenues
     Networking...................................... $245,186 $139,539 $ 85,512
     Non-Networking..................................   17,291   22,273   41,654
                                                      -------- -------- --------
       Total......................................... $262,477 $161,812 $127,166
                                                      ======== ======== ========
   Gross profit
     Networking...................................... $199,186 $113,063 $ 69,529
     Non-Networking..................................    7,928   10,529   24,572
                                                      -------- -------- --------
       Total......................................... $207,114 $123,592 $ 94,101
                                                      ======== ======== ========

   Enterprise-wide information is provided in accordance with SFAS 131. Geographic revenue information is based on the location of the customer invoiced. Long-lived assets include property and equipment, goodwill and other intangible assets, investments and other assets and deposits for wafer fabrication capacity and is based on the physical location of the assets.

                                                       Year Ended December 31,
                                                      --------------------------
                                                        1999     1998     1997
                                                      -------- -------- --------
                                                            (in thousands)
   Net revenues
     United States................................... $181,161 $110,256 $ 89,371
     Canada..........................................   38,575   15,780   12,373
     Europe and Middle East..........................   14,764   12,431   11,430
     Asia............................................   27,789   23,246   13,693
     Other foreign...................................      188       99      299
                                                      -------- -------- --------
       Total......................................... $262,477 $161,812 $127,166
                                                      ======== ======== ========

   Long-lived assets
     United States................................... $ 30,342 $ 36,796 $ 26,581
     Canada..........................................   56,577   38,865   29,297
     Other...........................................      689       40      --
                                                      -------- -------- --------
       Total......................................... $ 87,608 $ 75,701 $ 55,878
                                                      ======== ======== ========

                                PMC-Sierra, Inc.

   The Company has revenues from external customers (1999 and 1998--2, 1997--1) that exceed 10% of total net revenues as follows:

                                                         Year Ended December 31,
                                                         -----------------------
                                                          1999    1998    1997
                                                         ------- ------- -------
                                                             (in thousands)
   Networking........................................... $98,050 $31,549 $ 1,757
   Non-Networking.......................................     --   18,579  21,403

NOTE 12. Restructuring

   On September 29, 1996, the Company recorded a restructuring charge in connection with the Company's decision to exit from the modem chipset business and the associated restructuring of the Company's non-networking product operations. In 1997, the company recorded a recovery of $1,383,000 from the reversal of the excess accrued restructuring charge related to the completion of the restructuring. There were no additional amounts incurred related to this restructuring in 1999 and 1998.

NOTE 13. Net Income (Loss) Per Share

   The following table sets forth the computation of basic and diluted net income (loss) per share:

                                                            December 31,
                                                       ------------------------
                                                        1999    1998     1997
                                                       ------- -------  -------
Numerator:
  Net income (loss)................................... $90,020 $(5,945) $34,184
                                                       ------- -------  -------
Denominator:
  Basic weighted average common shares
   outstanding(1)..................................... 137,428 130,760  124,756
  Effect of dilutive securities:
    Stock options.....................................  13,590     --     6,310
    Stock warrants....................................     116     --        56
                                                       ------- -------  -------
      Diluted weighted average common shares
       outstanding.................................... 151,134 130,760  131,122
                                                       ======= =======  =======
Basic net income (loss) per share..................... $  0.66 $ (0.05) $  0.27
                                                       ======= =======  =======
Diluted net income (loss) per share................... $  0.60 $ (0.05) $  0.26
                                                       ======= =======  =======

--------
(1) PMC-Sierra, Ltd. Special Shares are included in the calculation of basic net income per share.

NOTE 14. Subsequent Event

   In January 2000, the Company acquired Toucan Technology ("Toucan"), a privately held integrated circuit design company located in Ireland. At December 31, 1999, the Company owned seven per cent of Toucan and purchased the remainder for approximately 300,000 shares of PMC Common Stock and options to purchase Common Stock. The acquisition will be accounted as a pooling of interests.

   On March 3, 2000, the Company acquired AANetcom, Inc. ("AANetcom"), a privately held fabless semiconductor located in the USA. The Company issued 4.8 million PMC common shares in exchange for all outstanding stock and options of AANetcom. The transaction will be accounted for as a pooling of interests.

                                PMC-Sierra, Inc.

   On March 3, 2000, the Company also announced the intent to acquire Extreme Packet Devices, Inc. ("Extreme"), a privately held fabless semiconductor company located in Canada. This agreement provides for the Company to issue PMC common shares valued at $415 million (US) in exchange for all outstanding stock and options of Extreme. This transaction, subject to completion, will also be accounted for as a pooling of interests.

   The pro forma effects of these combinations on the reported financial position and the results of operation are not presented in this document.

SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                  Years ended December 31, 1999, 1998 and 1997
                                 (in thousands)

                        Allowance for Doubtful Accounts

                                   Additions  Additions
                       Balance at  charged to charged to
                      beginning of costs and    other               Balance at
Year                      year      expenses   accounts  Write-offs end of year
----                  ------------ ---------- ---------- ---------- -----------
1999.................    $1,128       130         --         14       $1,244
1998.................    $1,070       241         --        183       $1,128
1997.................    $  842       500         --        272       $1,070

                                    PART III

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

   Not applicable.

ITEM 10. Directors and Executive Officers of the Registrant

             Name           Age(1)             Principal Occupation
             ----           ------             --------------------
   Robert L. Bailey........   42   President, Chief Executive Officer and
                                    Chairman of the Board of Directors, PMC
   James V. Diller.........   64   Vice Chairman, PMC; President, Chief
                                    Executive Officer and Chairman of the Board
                                    of Directors, Elantec Semiconductor, Inc.
   Alexandre Balkanski.....   39   President and Chief Executive Officer, C-
                                    Cube Microsystems, Inc.
   Colin Beaumont..........   59   Management Consultant
   Frank J. Marshall.......   53   Private Investor and Management Consultant
   Greg Aasen .............   44   Chief Operating Officer, PMC
   John W. Sullivan........   53   Vice President, Finance and Chief Financial
                                    Officer, PMC

--------
  (1) As of April 16, 2000

   Mr. Bailey has been a director of the Company since October 1996. Mr. Bailey has served as the Company's President and Chief Executive Officer since July 1997 and was appointed as Chairman of the Board in February 2000. Prior to his present position, Mr. Bailey has served as President, Chief Executive Officer and director of PMC-Sierra, Ltd., a Canadian corporation, the Company's principal subsidiary ("LTD"), since December 1993. Prior to joining LTD, Mr. Bailey was employed by AT&T-Microelectronics from August 1989 to November 1993 where he served as Vice President of Integrated Microperipheral Products and at Texas Instruments in various management assignments from June 1979 to August 1989. He also serves as a member of the Board of Directors of Copper Mountain Networks.

   Mr. Diller, a founder of the Company, served as the Company's Chief Executive Officer from 1983 to July 1997 and as President from 1983 to July 1993. Mr. Diller has served as a director of the Company since the Company's formation in 1983. Mr. Diller served as the Chairman of the Company's Board of Directors from July 1993 until February 2000, at which time he became Vice Chairman of the Board. Mr. Diller served as Chief Financial Officer of the Company from its formation until July 1987. He has served on the Board of LTD since its formation. He also serves as the President and Chief Executive Officer and Chairman of the Board of Elantec Semiconductor, Inc. and is Chairman of the Board of Directors of Summit Microelectronics, a privately held company.

   Dr. Balkanski has been a director of the Company since August 1993. In July 1988, Dr. Balkanski co-founded C-Cube Microsystems, Inc., a developer of integrated circuits and software. Dr. Balkanski has held a variety of senior management positions with C-Cube, and is currently its President, Chief Executive Officer and a director.

   Mr. Beaumont has been a director of the Company since April 1997. Mr. Beaumont served as Chief Executive Officer of Plaintree Systems, Inc. from June 1998 until February 1999 and as Chief Technology Officer from February 1999 until July 1999. Mr. Beaumont is currently a management consultant.
Mr. Beaumont served as a board member of Plaintree Systems, Incorporated until August 1999 and as a board member of Bell Emergis from August 1998 until March 1999. In 1995 Mr. Beaumont retired from Nortel where he was the Chief Engineer of BNR, the largest commercial research and development facility in Canada. Mr. Beaumont has served as a director of LTD since 1992.

   Mr. Marshall has been a director of the Company since April 1996. Mr. Marshall is currently a private investor and management consultant. Previously, Mr. Marshall was Vice President, General Manager of Cisco Systems Inc.'s Core Products Business Unit. Mr. Marshall has also served as Vice President of Engineering for Cisco Systems Inc. from April 1992 to July 1995. He also serves on the Board of Directors of Covad Communications Inc. and several private companies. Mr. Marshall also serves on the technical advisory board of several high technology companies, is a member of the technical advisory Board of Interwest Partners and is a Venture Partner at Sequoia Capital.

   Mr. Aasen has served as Chief Operating Officer of the Company since February 1997. Mr. Aasen is a founder of LTD and served as its Chief Operating Officer and Secretary since its formation in June 1992. He has served as a director of LTD since August 1994. Prior to joining LTD, Mr. Aasen was a General Manager of PMC, a division of MPR Teltech, Ltd.

   Mr. Sullivan joined the Company in April 1997 as Vice President, Finance and Chief Financial Officer. Prior to joining the Company, he was employed by Semitool Inc., a semiconductor equipment manufacturer, as Vice President Finance from 1993 to 1997. Prior to his employment with Semitool Inc., Mr. Sullivan was employed by United Dominion Industries and Arthur Young & Company.

Section 16(a) Beneficial Ownership Reporting Compliance

   Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than 10% of the Company's Common Stock, to file certain reports regarding ownership of, and transactions in, the Company's securities with the Securities and Exchange Commission (the "SEC"). Such officers, directors and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms that they file.

   Based solely on its review of the copies of such forms received by the Company, or written representations from certain reporting persons, the Company believes that during fiscal 1999 all the reporting persons complied with
Section 16(a) filing requirements except that in January 2000, Mr. Diller reported on an amended Form 4 for November 1999 a gift of 40,000 shares of the Company's Common Stock.

ITEM 11. EXECUTIVE COMPENSATION

Compensation Tables

   Summary Compensation Table. The following table sets forth the compensation paid by any person for all services rendered in all capacities to the Company, for each of the three fiscal years ending in fiscal 1999, to the Chief Executive Officer and each of the other executive officers of the Company in fiscal 1999:

                                                      Long-Term
                                                   Compensation(1)
                            Annual Compensation      Securities     All other
   Name and Principal    -------------------------   Underlying    Compensation
        Position         Year Salary ($) Bonus ($)   Options (#)      ($)(2)
   ------------------    ---- ---------- --------- --------------- ------------
Robert L. Bailey........ 1999  254,279    469,735     1,260,000        7,248(3)
 President, Chief
  Executive Officer and  1998  230,185    456,019       600,000        9,765(4)
 Chairman of the Board
  of Directors           1997  211,415    459,837       600,000        7,751(5)

Gregory Aasen........... 1999  198,634    231,314       820,000          362
 Chief Operating Officer 1998  168,968    238,060       400,000          364
                         1997  147,810    186,102       400,000          198

John W. Sullivan(6)..... 1999  164,919    140,420       240,000        1,150
 Vice President Finance  1998  140,165    141,376       100,000          483
 and Chief Financial
  Officer                1997   87,916     84,552       300,000       27,003(7)

--------
(1) The Company made no restricted stock awards during the periods presented.

(2) Life insurance premiums, except as indicated in Notes (3), (4) , (5) and
    (7).

(3) Includes $486 for life insurance premium and $6,762 for tax preparation.

(4) Includes $798 for life insurance premium and $8,967 for tax preparation.

(5) Includes $107 for life insurance premium and $7,644 for tax preparation.

(6) Mr. Sullivan joined the Company in April 1997 and was elected as Vice President Finance and Chief Financial Officer in July 1997.

(7) Includes $110 for life insurance premium and $26,893 for relocation expenses.

   Option Grants in Last Fiscal Year. The following table sets forth each stock option grant made during fiscal 1999 to each of the executive officers named in the Summary Compensation Table above:

                                         Individual Grants
                         --------------------------------------------------
                                                                             Potential Realizable
                                                                            Value at Assumed Annual
                           Number of                                         Rates of Stock Price
                          Securities     % of Total    Exercise             Appreciation for Option
                          Underlying   Options Granted  or Base                     Term(5)
                            Options    to Employees in   Price   Expiration -----------------------
          Name           Granted(1)(2) Fiscal Year(3)  ($/Sh)(4)    Date       5%($)      10%($)
          ----           ------------- --------------- --------- ---------- ----------- -----------
Robert L. Bailey........    780,000          8.0%       15.9844  01/04/2009 $ 7,840,953 $19,870,513
                            480,000          4.9%       52.3750  12/15/2009 $15,810,411 $40,066,685

Gregory Aasen...........    520,000          5.4%       15.9844  01/04/2009 $ 5,227,302 $13,247,009
                            300,000          3.1%       52.3750  12/15/2009 $ 9,881,507 $25,041,678

John W. Sullivan........    140,000          1.4%       15.9844  01/04/2009 $ 1,407,350 $ 3,566,502
                            100,000          1.0%       52.3750  12/15/2009 $ 3,293,836 $ 8,347,226

--------
(1) The listed options become exercisable as to 1/4th of the shares subject to the option one year after the date of grant and thereafter monthly as to 1/48th of the shares subject to the option with full vesting occurring on the fourth anniversary of the date of grant.

(2) Under the terms of the Company's 1994 Incentive Stock Plan, the Board of Directors retains discretion, subject to plan limits, to modify the terms of outstanding options and to reprice the options.

(3) The Company granted options to purchase 9,677,486 shares of Common Stock to employees in fiscal 1999.

(4) The exercise price and tax withholding obligations related to exercise may in some cases be paid by delivery to the Company of other shares or by offset of the shares subject to the option.

(5) The 5% and 10% assumed annualized rates of compound stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent the Company's estimate or a projection by the Company of future Common Stock prices.

   Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Values. The following table sets forth, for each of the executive officers named in the Summary Compensation Table above, stock options exercised during fiscal 1999 and the fiscal year-end value of unexercised options:

                                                        Number of Securities      Value(1) of Unexercised In
                           Shares        Value         Underlying Unexercised    the Money Options at Fiscal
                         Acquired on Realized(1)(2) Options at Fiscal Year-End:           Year-End:
          Name           Exercise(1)      ($)       Exercisable/Unexercisable(3) Exercisable/Unexercisable($)
          ----           ----------- -------------- ---------------------------- ----------------------------
Robert L. Bailey........     1,093     $   28,279        957,497/1,739,167(4)       65,143,972/85,915,219
Gregory Aasen...........       922     $   24,856        683,332/1,136,668          46,452,355/56,681,957
John W. Sullivan........   126,533     $2,768,423        122,514/  392,086           8,246,701/20,212,636

--------
(1) Shares acquired includes shares purchased pursuant to the Company's Employee Stock Purchase Plan. Value realized includes the difference between the closing market price of the Common Stock on the purchase date and the purchase price of the shares purchased.

(2) Market value of underlying securities at exercise date (for value realized) or year-end (for value at year-end), minus the exercise price. At December 26, 1999 the closing market price for the Company's stock was $72.625.

(3) Does not include outstanding LTD Special Shares redeemable for shares of Common Stock of the Company.

(4) Includes 36,664 shares issuable upon redemption of LTD Special Shares subject to options.

Compensation of Directors

   Non-employee directors receive an annual retainer of $12,000 per year plus $1,000 per board meeting attended for their services as members of the Board of Directors. Presently, under the Company's 1994 Stock Incentive Plan, non-employee directors are automatically granted options to purchase 20,000 shares of the Company's Common Stock upon appointment and thereafter 5,000 shares per year, provided they are re-elected to the Board of Directors. In 1999, without taking into account the stock splits effected in May 1999 and February 2000, Mr. Marshall, Mr. Beaumont and Dr. Balkanski each received an automatic annual option grant to purchase 5,000 shares of the Company's Common Stock. As adjusted for the stock splits effected in May 1999 and February 2000, in April 1999, Mr. Marshall and Mr. Beaumont received automatic annual option grants to purchase 20,000 shares of the Company's Common Stock at exercise prices of $20.6407 per share and $23.8750 per share, respectively. As adjusted for the February 2000 stock split, in June 1999, Dr. Balkanski received an automatic annual option grant to purchase 10,000 shares of the Company's Common Stock at an exercise price of $23.0625 per share. These options become exercisable as to 1/4th of the shares subject to the option after one year; thereafter, 1/48th of the shares subject to the option become exercisable at the end of each calendar month.

   The Company has agreed to indemnify each director and officer against certain claims and expenses for which the director might be held liable in connection with past or future services to the Company and its subsidiaries. In addition, the Company maintains an insurance policy insuring its officers and directors against such liabilities.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

   Robert L. Bailey, Gregory Aasen and John W. Sullivan each have entered into employment agreements with the Company. Under the terms of the employment agreements, upon a termination without cause as defined in the employment agreements and no change of control as defined in the employment agreements is reasonably expected within the next 60 days or has occurred in the past two years, the executive officers are entitled to receive their base salary and accrued vacation through the date of termination. If the officers are terminated without cause or constructively terminated as defined in the employment agreements and a change of control is reasonably expected to occur within 60 days of the termination or has occurred within the past two years, the officers are entitled to the following benefits: (1) their base salary through the date of termination; (2) a lump-sum payment equal to four percent of their current base salary for each full month they were employed with the Company, provided that the total payment shall not exceed two times their current base salary; (3) a lump-sum payment equal to two percent of their prior year's bonus for each full month they were employed with the Company; and (4) all accrued vacation through the date of termination. In addition, the executive officers are entitled to execute consulting agreements with the Company that would require them to provide service to the Company during each calendar quarter and maintain the confidentiality of the Company's trade secrets. While they serve as consultants to the Company, their stock options would continue to vest and be exercisable until 30 days after the options have vested. Each of Mr. Bailey and Mr. Sullivan also has the right to terminate employment and become a consultant to the Company on these terms if on the first anniversary of a change of control of the Company, he is an employee of the Company.

   Under the terms of the employment agreements, "cause" means (i) gross dereliction of duties which continues after at least two notices, each 30 days apart, from the Chief Executive Officer (or in the case of the Chief Executive Officer, from a director designated by a majority of the board of directors), specifying in reasonable detail the tasks which must be accomplished and a timeline for their accomplishment to avoid termination for Cause; (ii) willful and gross misconduct which injures the Company; (iii) willful and material violation of laws applicable to the Company; or (iv) embezzlement or theft of Company property. "Change of control" under the employment agreements means the occurrence of any of the following events:

   (i) any "person" or "group" as such terms are defined under Sections 13 and 14 of the Securities Exchange Act of 1934 ("Exchange Act") (other than the Company, a subsidiary of the Company, or a Company employee benefit plan) is or becomes the "beneficial owner" (as defined in Exchange Act Rule 13d-3), directly or indirectly, of Company securities representing 50% or more of the combined voting power of the Company's then outstanding securities;

   (ii) the closing of (a) the sale of all or substantially all of the assets of the Company if the holders of Company securities representing all voting power for the election of directors before the transaction hold less than a majority of the total voting power for the election of directors of all entities which acquire such assets, or (b) the merger of the Company with or into another corporation if the holders of Company securities representing all voting power for the election of directors before the transaction hold less than a majority of the total voting power for the election of directors of the surviving entity;

   (iii) the issuance of securities which would give a person or group beneficial ownership of Company securities representing 50% or more of all voting power for the election of directors; or

   (iv) a change in the board of directors such that the incumbent directors and nominees of the incumbent directors are no longer a majority of the total number of directors.

   "Constructive termination" under the employment agreements means (i) a material reduction in Executive's Base Salary, target bonus or benefits; (ii) a material reduction in title, authority, status, obligations or responsibilities; or (iii) the requirement that Executive relocate more than 100 miles from the current Company headquarters.

Compensation Committee Interlocks and Insider Participation

   The Compensation Committee consists of Mr. Diller and Dr. Balkanski. The Stock Option Committee consists of Mr. Bailey and any other director. The Benefit Plans Committee consists of Mr. Bailey and any other director.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth certain information known to the Company regarding beneficial ownership of Common Stock of the Company as of March 31, 2000 by (i) all persons known to the Company to be the beneficial owners of more than 5% of the Company's Common Stock, (ii) each executive officer named in the Summary Compensation table below, (iii) each of the Company's directors, and (iv) all current directors and executive officers as a group.

                                                                   Approximate
                                                         Number of Percentage
                        Name(1)                           Shares    Ownership
                        -------                          --------- -----------
AMVESCAP PLC(2)(5)...................................... 9,743,060     7.0%
Capital Research and Management Company(2)(3)........... 7,973,200     5.7%
Putnam Investments, Inc.(2)(4).......................... 7,291,536     5.2%
FMR Corp.(2)(6)......................................... 7,303,158     5.2%
James V. Diller(7)...................................... 3,205,887     2.3%
Robert L. Bailey(8)..................................... 2,848,420     2.0%
Gregory D. Aasen(9)..................................... 1,474,974     1.1%
John W. Sullivan(10)....................................   272,449       *
Alexandre Balkanski(11).................................   155,012       *
Colin Beaumont(12)......................................    61,498       *
Frank Marshall(13)......................................   258,278       *
All current directors and executive officers as a group
 (7 person)(14)......................................... 8,276,518     5.8%

--------
 * Less than 1%.

(1) The beneficial owners named in the table have sole voting and investment power with respect to the shares, except as indicated.

(2) Based on statements filed with the Securities and Exchange Commission pursuant to Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended. The Company has not independently verified these statements or more current holdings of such stockholders.

(3) Capital Research and Management Group advises Smallcap World Fund, Inc. Smallcap World Fund, Inc. is the beneficial owner of 3,990,000 shares of the Company's Common Stock. The address of Capital Research and Management Company and Smallcap World Fund, Inc. is 333 South Hope Street,
     Los Angeles, California 90071.

(4) Putnam Investments, Inc. ("PI") beneficially own 7,291,536 shares. PI's wholly-owned investment advisers Putnam Investment Management, Inc. ("PIM") has shared dispositive power with respect to 6,489,880 of those shares, and Putnam Advisory Company, Inc. ("PAC") has shared dispositive power with respect to 801,656 of those shares. PAC also holds shared voting power with PI with respect to 173,300 of those shares. PI's, PIM's and PAC's address is One Post Office Square, Boston, Massachusetts 02109.

(5) AMVESCAP PLC has shared voting and dispositive power with respect to all 9,743,060 shares with AVZ, Inc., AIM Management Group, Inc. AMVESCAP Group Services, Inc., INVESCO, Inc., INVESCO (NY) Asset Management, Inc., INVESCO North American Holdings, Inc., INVESCO Capital Management, Inc., INVESCO Funds Group, Inc. and INVESCO Realty Advisors, Inc., all of which are holding companies, and with INVESCO Capital Management, Inc., INVESCO Funds Group, Inc., INVESCO Management & Research, Inc., and INVESCO Realty Advisers, Inc., its investment advisers. The address for AMVESCAP PLC and its other holding companies and investment advisers is 11 Devonshire Square, London EC2M 4YR, England or 1315 Peachtree Street, N.E., Atlanta, Georgia 30309.

(6) Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp. ("FMR"), is an investment adviser to FMR and the beneficial owner of 6,705,100 shares. Edward C. Johnson, III, Chairman of FMR, and FMR through its control of Fidelity, has sole dispositive power over 6,705,100 shares. FMR through its control of Fidelity, has sole voting power over 6,705,100 shares. FMR Corp.'s address is 82 Devonshire Street, Boston, Massachusetts 02109.

(7) Includes 1,215,401 shares subject to options exercisable within 60 days after March 31, 2000. Mr. Diller's address is c/o PMC-Sierra, Inc., 105-8555 Baxter Place, Burnaby, British Columbia, V5A 4V7, Canada.

(8) Includes 1,310,000 shares subject to options exercisable within 60 days after March 31, 2000. Also includes 1,251,804 shares issuable upon redemption of LTD Special Shares, and 73,328 shares issuable upon redemption of LTD Special Shares subject to options exercisable within 60 days after March 31, 2000.

(9) Includes 939,999 shares subject to options exercisable within 60 days after March 31, 2000 and 23,600 shares held by Mr. Aasen's two sons. Also includes 331,923 shares issuable upon redemption of LTD Special Shares, 101,534 shares issuable upon redemption of LTD Special Shares held by Mr. Aasen's wife and 63,012 shares issuable upon redemption of LTD Special Shares held by Mr. Aasen's two sons.

(10) Includes 210,847 shares subject to options exercisable within 60 days of March 31, 2000, 4,802 shares held by Mr. Sullivan's wife and 10,000 shares held in an investment retirement account.

(11) Includes 154,166 shares subject to options exercisable within 60 days after March 31, 2000. Dr. Balkanski's address is c/o C-Cube Microsystems, 1778 McCarthy Boulevard, Milpitas, California 94062.

(12) Includes 57,498 shares subject to options exercisable within 60 days after March 31, 2000. Mr. Beaumont's address is 200 Elgin Street, Suite 602, Ottawa, Ontario, Canada K2P1L5.

(13) Includes 111,248 shares subject to options exercisable within 60 days of March 31, 2000. Also includes 108,066 shares held by Timark, L.P. Mr. Marshall is a General Partner of Timark, L.P. and disclaims beneficial ownership except to the extent of his pecuniary interest therein. Mr. Marshall's address is 14585 Big Basin Way, Saratoga, California 95070.

(14) Includes 3,999,159 shares subject to options exercisable within 60 days after March 31, 2000 held by the current executive officers and directors listed above. Also includes 73,328 shares issuable upon redemption of LTD Special Shares subject to options exercisable within 60 days after March 31, 2000 held by one executive officer listed above and 1,746,273 shares issuable upon redemption of LTD Special Shares held by two executive officers listed above. See notes (7) through (13) above.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   Dr. Balkanski and Mr. Diller each received 846 shares of the Company's Common Stock issued in connection with a distribution of shares from Sequoia Technology Partners VIII (Q). Sequoia Technology Partners VIII (Q) received shares of the Company's Common Stock through the acquisition by the Company of Abrizio, Inc.

   Mr. Marshall received an aggregate of 127,030 shares of the Company's Common Stock as a result of the acquisition by the Company of Abrizio, Inc. Of the shares of the Company's Common Stock received by Mr. Marshall, he received 2,110 shares in connection with a distribution of shares from Sequoia Technology VIII (Q), which shares are held by Timark L.P. ("Timark") of which Mr. Marshall is a general partner. Mr. Marshall received the remaining 124,920 shares of the Company's Common Stock upon exchange of shares of Abrizio, Inc., which amount includes 105,956 shares held by Timark and 18,964 shares beneficially held by Mr. Marshall.

   During the fiscal year ended December 26, 1999, members of the Board of Directors of the Company and executive officers of the Company received grants of options and shares of the Company's Common Stock as set forth under "Item 11--Executive Compensation."

                                    PART IV

ITEM 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K.

   (a) 1. Consolidated Financial Statements

     The financial statements (including the notes thereto) listed in the accompanying index to financial statements and financial statement schedules are filed within this Annual Report on Form 10-K.

    2. Financial Statement Schedules

     The financial statement schedule listed on page 36 in the accompanying index to financial statements and financial statement schedule is filed within this Annual Report on Form 10-K.

    3. Exhibits

     The exhibits listed under Item 14(c) are filed as part of this Form 10-K Annual Report.

   (b) Reports on Form 8-K

     No reports on Form 8-K were filed by the Company in the quarter ended December 31, 1999.

   (c) Exhibits pursuant to Item 601 of Regulation S-K

                                                                          Page
 Item                            Description                             Number
 ----                            -----------                             ------
  2.1  Exchange Agreement dated September 2, 1994 between the Company     (C)
        and PMC-Sierra, Ltd.
  2.2  Amended and Restated Shareholders' Agreement dated September 2,    (C)
        1994 among the Shareholders of PMC Sierra, Inc.
  2.3  Amendment to Exchange Agreement effective August 9, 1995           (F)
  2.4  Agreement and Plan of Reorganization dated as of April 15, 1998    (O)
        by and among PMC-Sierra, Inc., Integrated Telecom Technology,
        Inc., PMC-Sierra (Maryland), Inc. and Samsung Electronics Co.,
        Ltd.
  3.1  Certificate of Incorporation                                       (I)
  3.1A Certificate of Amendment to the Certificate of Incorporation       (N)
        filed June 13, 1997
  3.1B Certificate of Amendment to the Certificate of Incorporation       (N)
        filed July 11, 1997
  3.1C Certificate of Amendment to Certificate of Incorporation of        (P)
        PMC-Sierra, Inc. filed on June 4, 1998.
  3.1D Certificate of Amendment to Certificate of Incorporation of        (S)
        PMC-Sierra, Inc. filed on July 14, 1998.
  3.2  Bylaws, as amended                                                 (Q)
  4.1  Specimen of Common Stock Certificate                               (K)
  4.3  Terms of PMC-Sierra, Inc. Special Shares                           (D)
 10.1B 1987 Incentive Stock Plan, as amended                              (B)
 10.2  1991 Employee Stock Purchase plan, as amended                      (Q)
 10.4  Form of Indemnification Agreement between the Company and its      (A)
        directors (H) and officers 10.8 Warrants to Purchase Common
        Stock
 10.8B Warrant Purchase Agreement and Warrants to Purchase Shares of      (J)
        Common Stock dated August 28, 1996

                         QUANTUM EFFECT DEVICES, INC.

                       SPECIAL MEETING OF STOCKHOLDERS

                          Wednesday, August 23, 2000
                                  10:00 a.m.

                         Quantum Effect Devices, Inc.
                     2500 Augustine Boulevard, Suite 200
                            Santa Clara, CA 95054


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Quantum Effect Devices, Inc.
2500 Augustine Boulevard, Suite 200
Santa Clara, CA 95054                                                     proxy
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Proxy solicited by the Board of Directors for the Special Meeting of
Stockholders to be held on August 23, 2000.

The undersigned hereby appoints Thomas Riordan and Raymond Kunita and each of them, as attorneys and proxies of the undersigned, with full power of substitution, to vote all of the shares of stock of Quantum Effect Devices, Inc. which the undersigned may be entitled to vote at the Special Meeting of Stockholders of Quantum Effects Devices, Inc. to be held at 2500 Augustine Boulevard, Suite 200, Santa Clara, California on Wednesday, August 23, 2000 at 10:00 a.m. (local time), and at any and all postponements, continuations and adjournments thereof, with all powers that the undersigned would possess if personally present, upon and in respect of Proposal 1 herein and in accordance with the following instructions, with discretionary authority as to any and all other matters that may properly come before the meeting.

UNLESS A CONTRARY DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED FOR PROPOSAL 1, WHICH IS MORE SPECIFICALLY DESCRIBED IN THE PROXY STATEMENT-PROSPECTUS. IF SPECIFIC INSTRUCTIONS ARE INDICATED, THIS PROXY WILL BE VOTED IN ACCORDANCE THEREWITH.

Whether or not you plan to attend the meeting, please complete, sign, date and return the accompanying proxy in the enclosed self-addressed stamped envelope or vote electronically as described on this card.

                    See reverse for voting instructions.

                                                            -------------------
                                                              COMPANY #
                                                              CONTROL #
                                                            -------------------
There are two ways to vote your Proxy

Your Internet vote authorizes the Named Proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

VOTE BY INTERNET -- http://www.eproxy.com/qedi/ -- QUICK *** EASY *** IMMEDIATE

 .   Use the Internet to vote your proxy 24 hours a day, 7 days a week, until
    12:00 p.m. on August 22, 2000.
 .   You will be prompted to enter your 3-digit Company Number and your 7-digit
    Control Number which are located above to obtain your records and create an electronic ballot.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we've provided or return it to Quantum Effect Devices, inc. c/o Shareowner Services/SM/, P.O. Box 64873, St. Paul, MN 55164-0873.



          If you vote by Internet, please do not mail your Proxy Card
                           \/ Please detach here \/

---                                                                          ---
           The Board of Directors Recommends a Vote FOR Proposal 1.

1. To consider and vote upon a proposal to adopt the Agreement and Plan of reorganization, dated as of July 11, 2000, by and among PMC-Sierra, inc., Penn Acquisition Corp., a wholly-owned subsidiary of PMC, and Quantum Effect Devices, Inc. pursuant to which
    . Penn Acquisition Corp, will merge with and into QED and QED will survive the merger as a wholly-owned subsidiary of PMC.
    . Holders of outstanding shares of QED common stock will receive 0.385 of a share of PMC common stock for each share of QED common stock they hold.
    . PMC will assume QED's warrants, stock option plans and employee stock purchase plan, based on the same exchange ratio.

    Adoption of the reorganization agreement will also constitute approval of the merger and the other transactions contemplated by the reorganization agreement.
                                           [_] For    [_] Against   [_] Abstain

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED FOR PROPOSAL 1. THE AFFIRMATIVE VOTE OF A MAJORITY OF
                        ---
THE OUTSTANDING SHARES OF QED COMMON STOCK IS REQUIRED TO ADOPT THE REORGANIZATION AGREEMENT.

Address Change? Mark Box [_] Indicate changes below:       Date:
                                                                 ---------------

                                    --------------------------------------------


                                    --------------------------------------------

                                     Signature(s) in Box
                                     Please sign exactly as your name(s) appears heron. If held in joint tenancy, all persons must sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the proxy.

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